




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# Form 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended February 1, 2013**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from _______ to _______**

**Commission file number: 0-17017**

# Dell Inc.

(Exact name of registrant as specified in its charter)

| **Delaware** | **74-2487834** |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

**One Dell Way, Round Rock, Texas 78682**
(Address of principal executive offices) (Zip Code)
Registrant's telephone number, including area code: **1-800-289-3355**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, par value $.01 per share** | **The NASDAQ Stock Market LLC (NASDAQ Global Select Market)** |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| Large accelerated filer ☑ | Accelerated filer ☐ |
| Non-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

Approximate aggregate market value of the registrant's common stock held by non-affiliates as of August 3, 2012, based upon the last sale price reported for such date on the NASDAQ Global Select Market .................... $17.1 billion

Number of shares of common stock outstanding as of March 6, 2013 .................... 1,747,220,324

## DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's proxy statement relating to the annual meeting of stockholders in 2013. Such proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

**Table of Contents**

## CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report includes "forward-looking statements." The words "may," "will," "anticipate," "estimate," "expect," "intend," "plan," "aim," "seek" and similar expressions as they relate to us or our management are intended to identify these forward-looking statements. All statements by us regarding our expected financial position, revenues, cash flows and other operating results, business strategy, legal proceedings and similar matters are forward-looking statements. Our expectations expressed or implied in these forward-looking statements may not turn out to be correct. Our results could be materially different from our expectations because of various risks, including the risks discussed in this report under "Part I — Item 1A — Risk Factors." Any forward-looking statement speaks only as of the date as of which such statement is made, and, except as required by law, we undertake no obligation to update any forward-looking statement to reflect events or circumstances, including unanticipated events, after the date as of which such statement was made.

## PART I

***All percentage amounts and ratios were calculated using the underlying data in thousands. Unless otherwise noted, all references to time periods refer to our fiscal years. Our fiscal year is the 52 or 53 week period ending on the Friday nearest January 31. The fiscal years ended February 1, 2013 ("Fiscal 2013") and January 28, 2011 ("Fiscal 2011") were 52 week periods, while the fiscal year ended February 3, 2012 ("Fiscal 2012") was a 53 week period.***

***Unless the context indicates otherwise, references in this report to "we," "us," "our" and "Dell" mean Dell Inc. and our consolidated subsidiaries.***

### ITEM 1 — BUSINESS

#### General

Dell is a global information technology company that offers its customers a broad range of products and services. We are focused on providing end-to-end technology solutions to our customers.

Dell Inc. is a holding company that conducts its business worldwide through its subsidiaries. We were incorporated in the state of Delaware in 1984. Our global corporate headquarters is located in Round Rock, Texas. When we refer to our company and its business in this report, we are referring to the business and activities of our consolidated subsidiaries.

#### Merger Agreement

On February 5, 2013, Dell announced that it had signed a definitive agreement and plan of merger (the "merger agreement") pursuant to which it will be acquired by Denali Holding Inc. ("Parent"), a Delaware corporation owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, and investment funds affiliated with Silver Lake Partners, a global private equity firm ("Silver Lake"). Following completion of the transaction, Mr. Dell will continue to lead Dell as Chairman and Chief Executive Officer and will maintain a significant equity investment in Dell by contributing his Dell shares to Parent and making a cash investment in Parent. Subject to the satisfaction or permitted waiver of closing conditions set forth in the merger agreement, the merger is expected to be consummated before the end of the second quarter of the fiscal year ending January 31, 2014.

At the effective time of the merger, each share of Dell's common stock issued and outstanding immediately before the effective time, other than certain excluded shares, will be converted into the right to receive $13.65 in cash, without interest (the "merger consideration"). Shares of common stock held by the Parent and its subsidiaries, shares held by Mr. Dell and certain of Mr. Dell's related parties (together with Mr. Dell, the "MD Investors"), and by Dell or any wholly-owned subsidiary of Dell will not be entitled to receive the merger consideration.

Dell's stockholders will be asked to vote on the adoption of the merger agreement and the merger at a special stockholders meeting that will be held on a date to be announced. The closing of the merger is subject to a non-waivable condition that the merger agreement be adopted by the affirmative vote of the holders of (1) at least a majority of all outstanding shares of common stock and (2) at least a majority of all outstanding shares of common stock held by stockholders other than Parent and its subsidiaries, the MD Investors, any other officers and directors of Dell or any other person having any equity interest in, or any right to acquire any equity interest in, Parent's merger subsidiary or any person of which the merger subsidiary is a direct or indirect subsidiary. Consummation of the merger is also subject to certain customary conditions. The merger agreement does not contain a financing condition.

The merger agreement places limitations on Dell's ability to engage in certain types of transactions without Parent's consent during the period between the signing of the merger agreement and the effective time of the merger. During this period, Dell may not repurchase shares of its common stock or declare dividends in excess of the quarterly rate of $0.08 per share authorized under its current dividend policy. In addition, with limited exceptions, Dell may not incur additional debt other than up to $1.8 billion under its existing commercial paper program, $2.0 billion under its revolving credit facilities, $1.5 billion under its structured financing debt facilities, and up to $25 million of additional indebtedness. Further, other than in transactions in the ordinary course of business or within specified dollar limits and certain other limited exceptions, Dell generally may not acquire other businesses, make investments in other persons, or sell, lease, or encumber its material assets.

Parent has obtained equity and debt financing commitments for the transactions contemplated by the merger agreement, the aggregate proceeds of which, together with the proceeds of a rollover investment of Dell shares in Parent by the MD Investors, an investment in subordinated securities and the available cash of Dell, will be sufficient for Parent to pay the aggregate merger consideration and all related fees and expenses. The commitment of financial institutions to provide debt financing for the transaction is subject to a number of customary conditions, including the execution and delivery by the borrowers and the guarantors of definitive documentation consistent with the debt commitment letter.

Pursuant to the terms of a "go-shop" provision in the merger agreement, during the period beginning on the date of the merger agreement and expiring after March 22, 2013, Dell and its subsidiaries and their respective representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide nonpublic information to such third parties and participate in discussions and negotiations with such third parties regarding alternative acquisition proposals. Under the terms and conditions set forth in the merger agreement, before the company stockholder approvals adopting the merger agreement, the Board of Directors may change its recommendation, including in order to approve, and may authorize Dell to enter into, an alternative acquisition proposal if the special committee of the Board of Directors that recommended approval of the merger has determined in good faith, after consultation with outside counsel and its financial advisors, that such alternative acquisition proposal would be more favorable to Dell's stockholders, taking into account all of the terms and conditions of such proposal (including, among other things, the financing, likelihood and timing of its consummation and any adjustments to the merger agreement).

The merger agreement contains certain termination rights for Dell and Parent. Among such rights, and subject to certain limitations, either Dell or Parent may terminate the merger agreement if the merger is not completed by November 5, 2013.

Additional information about the merger agreement is set forth in our current report on Form filed with the SEC on February 6, 2013.

**Business Strategy**

Dell built its reputation as a leading technology provider through listening to customers and developing solutions that meet customer needs. A few years ago, we initiated a broad transformation of the company to become an end-to-end technology solutions provider, and we remain committed to this transformation. We believe that changing our corporate structure to align with our product and services business units will allow us to better serve and demonstrate our solutions capabilities to our customers and execute our strategy. This change will correspond with how we intend to manage the performance of our product and services offerings. Accordingly, on January 10, 2013, we announced our intention to replace our current segment reporting structure described in the Operating Business Segments section below with the following product and services business units in the first quarter of Fiscal 2014:

- End-User Computing Group ("EUC")
- Enterprise Solutions Group ("ESG")

- Dell Services
- Dell Software Group

EUC will include notebooks, desktop PCs, thin client products, tablets, third-party software, and client-related peripherals. ESG will include servers, networking, storage, converged infrastructure offerings, and ESG-related peripherals. Dell Services will include a broad range of IT and business services, including support and deployment services, infrastructure, cloud, and security services, and applications and business process services. The Dell Software Group will include systems management, security, and information management. See the Product and Services section below for a more detailed discussion of our offerings.

**Products and Services**

We design, develop, manufacture, market, sell, and support a wide range of products and services.

- *Client* — We offer a wide variety of client computing devices, including desktop PCs, notebooks, and tablets, designed with customer needs in mind. Our offerings balance performance, manageability, design, and security. In Fiscal 2013, we expanded our thin client offerings through the acquisition of Wyse Technologies, which has enabled us to develop features such as our cloud-based mobile computing offerings. In addition, we introduced a portfolio of Windows-8 touch-enabled tablets and convertibles. Our tablet and convertible solutions are designed to optimize efficiency, while reducing the total cost of ownership for commercial customers, including the use of such solutions in the workplace as part of the "Bring Your Own Device" trend. In addition, our client solutions provide uncompromised performance for the entertainment needs of our consumer customers.

- *Servers* — Our servers are designed to offer customers affordable performance, reliability, and scalability. Our portfolio includes high performance rack, blade, tower, and hyperscale servers for enterprise customers and value tower servers for small organizations, networks, and remote offices. Our hyperscale servers are designed to maximize performance and operating efficiency in the most intense data environments. During Fiscal 2013, we enhanced our servers with features that deliver high performance and flexibility while maximizing energy efficiency. In addition, during the first quarter of Fiscal 2013, we introduced our 12th generation line of PowerEdge servers, which are designed for optimal performance.

- *Networking* — Our networking solutions are designed to help companies simplify their IT environments. These products employ scalable technologies that help companies of all sizes build for the future. Our networking solutions are designed to lower data center operating costs and improve manageability in high performance computing environments.

- *Storage* — We offer a comprehensive portfolio of advanced storage solutions, including storage area networks, network-attached storage, direct-attached storage, and various backup systems. Our storage offerings allow customers to grow capacity, add performance, and protect their data in a more economical manner. The flexibility and scalability offered by our storage systems help organizations optimize storage for diverse environments with varied requirements. During Fiscal 2013, we enhanced our storage offerings with a number of new options, including new hardware platforms for greater performance and capacity, new network-attached storage gateways, which provide unified storage solutions, synchronous replication, which offers real time data protection, and enterprise-class storage blade arrays for converged infrastructure offerings.

- *Third-party software and peripherals* — In connection with the sale of our product offerings, we sell a wide range of peripherals, including monitors, printers, projectors, other client and enterprise peripherals, as well as third-party software products.

- *Services* — Our services include a broad range of configurable IT and business services, including infrastructure technology, consulting and applications, and product-related support services. We manage our services based on a customer engagement model, which groups our services with similar demand, economic, and delivery profiles into three categories of services: support and deployment services; infrastructure, cloud, and security services; and applications and business process services. Within those categories, we offer a variety of services to our customers as part of an overall solution.

  - *Support and Deployment Services* — Support and deployment services are closely tied to the sale of our hardware offerings, as well as multivendor support services. These services include support and extended warranty services, enterprise installation, and configuration services.

  - *Infrastructure, Cloud, and Security Services* — Infrastructure, cloud, and security services may be performed under multi-year outsourcing arrangements, subscription services, or short-term consulting contracts. These services include infrastructure and security managed services, cloud computing, infrastructure consulting, and security consulting and threat intelligence. We are often responsible for defining the infrastructure technology strategies for our customers through the identification and delivery of new technology offerings and innovations that deliver value to our customers.

  - *Applications and Business Process Services* — Applications services include such services as application development and maintenance, application migration and management services, package implementation, testing and quality assurance functions, business intelligence and data warehouse solutions, and application consulting services. Business process services involve assuming responsibility for certain customer business functions, including back office administration, call center management, and other technical and administration services.

- *Software* — Software is a critical component of enterprise solutions and end-user computing. Accordingly, in early Fiscal 2013, we announced the formation of our software group to expand our ability to execute in this strategic area. Our software offerings consist of system management, security software offerings, and information management. We believe our investments in this area will help support our ongoing strategic transformation to an end-to-end technology solutions provider.

For additional information about the above products and services, see "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Revenue by Product and Services Categories."

**Operating Business Segments**

Through Fiscal 2013, we managed our business in four global customer-centric operating segments: Large Enterprise, Public, Small and Medium Business, and Consumer. These operating segments consist of the following types of customers:

- *Large Enterprise* — Our Large Enterprise customers include large global and national corporate businesses. We are focused on delivering innovative solutions and services to these customers through data center and cloud computing solutions. We believe that continuing our transformation to an end-to-end technology solutions provider will position us for long-term success in this market.

- *Public* — Our Public customers include educational institutions, government, health care, and law enforcement agencies. These customers have a broad range of unique IT needs, and we strive to expand our leadership and address their urgent IT challenges through the delivery of technology solutions that help them achieve their mission.

- *Small and Medium Business ("SMB")* — Our SMB segment is focused on helping small and medium-sized businesses get the most out of their technology by offering scalable products, services, and solutions. As cloud computing and workforce mobility become a routine part of a growing business's operations, server and storage virtualization facilitate achievement of the organization's IT goals. Through our mid-market design point focus, we continue to create and deliver SMB-specific solutions so customers worldwide can take advantage of these emerging technologies and grow their businesses.

- *Consumer* — Our Consumer segment is focused on delivering what customers want from the total technology experience of entertainment, mobility, gaming, and design. We are designing new, innovative products and experiences with fast development cycles and competitive features and will continue our efforts to deliver high quality products and services to Consumer customers around the world.

We refer to our Large Enterprise, Public, and SMB segments as "Commercial." For financial information about the results of our reportable operating segments for each of the last three fiscal years, see "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Segment Discussion" and Note 15 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

### Financial Services

We offer or arrange various financing options and services for our Commercial and Consumer customers in the U.S. and Canada through Dell Financial Services ("DFS"). DFS offers a wide range of financial services, including originating, collecting, and servicing customer receivables primarily related to the purchase of Dell products. DFS offers private label credit financing programs to qualified Consumer and Commercial customers and offers leases and fixed-term financing primarily to Commercial customers. Financing through DFS is one of many sources of funding that our customers may select. For additional information about our financing arrangements, see "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Dell Financial Services and Financing Receivables" and Note 4 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

During Fiscal 2012, we entered into a definitive agreement to acquire CIT Vendor Finance's Dell-related financing assets portfolio and sales and servicing functions in Europe for approximately $500 million. Subject to customary closing, regulatory, and other conditions, we expect to complete this transaction in Fiscal 2014. In connection with this transaction, we have filed an application for a bank license with The Central Bank of Ireland to facilitate ongoing financing offerings in Europe. CIT Vendor Finance is currently a Dell financing preferred vendor operating in more than 25 countries and will continue to support Dell for the transition period in Europe. CIT Vendor Finance will also continue to provide financing programs with Dell in select countries around the world after completion of this transaction.

### Product Development

We focus on developing scalable technologies that incorporate highly desirable features and capabilities at competitive prices. We employ a collaborative approach to product design and development in which our engineers, with direct customer input, design innovative solutions and work with a global network of technology companies to architect new system designs, influence the direction of future development, and integrate new technologies into our products. We manage our research, development, and engineering ("RD&E") spending by targeting those innovations and products that we believe are most valuable to our customers and by relying on the capabilities of our strategic relationships. Through this collaborative, customer-focused approach, we strive to deliver new and relevant products to the market quickly and efficiently.

To further our transformation to an end-to-end technology solutions provider, we have been increasing our investment in research and development activities that support our initiatives to grow our enterprise solutions, services, and software capabilities. We currently operate 17 global research and development centers, including the Dell Silicon Valley Research and Development Center. Our total research, development, and engineering expenses were $1.1 billion, $0.9 billion, and $0.7 billion for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. These increases reflect our focus in shifting our investments to research and development activities that support our initiatives to grow our enterprise solutions, services, and software offerings.

### Manufacturing and Materials

Third parties manufacture the majority of the client products we sell under the Dell brand. We use contract manufacturers and manufacturing outsourcing relationships as part of our strategy to enhance our variable cost structure and to achieve our goals of generating cost efficiencies, delivering products faster, better serving our customers, and building a world-class supply chain. Our manufacturing facilities are located in Austin, Texas; Penang, Malaysia; Chengdu, China; Xiamen, China; Hortolândia, Brazil; Chennai, India; and Lodz, Poland. See "Part I — Item 2 — Properties" for information about our manufacturing and distribution locations.

Our manufacturing process consists of assembly, software installation, functional testing, and quality control. Testing and quality control processes are also applied to components, parts, sub-assemblies, and systems obtained from third-party suppliers. Quality control is maintained through the testing of components, sub-assemblies, and systems at various stages in the manufacturing process. Quality control also includes a burn-in period for completed units after assembly, ongoing production reliability audits, failure tracking for early identification of production and component problems, and information from customers obtained through services and support programs. We are certified to the ISO (International Organization for Standardization) 9001: 2008 Quality management systems standard. This certification includes most of our global sites that design, manufacture, and service our products.

We purchase materials, supplies, product components, and products from a large number of vendors. In some cases, where multiple sources of supply are not available, we rely on single-source vendors. In other cases, we may establish a working relationship with a single source or a limited number of sources of supply if we believe it is advantageous to do so due to performance, quality, support, delivery, capacity, or price considerations. We believe that any disruption that may occur because of our dependence on single- or limited-source vendors would not disproportionately disadvantage us relative to our competitors. See "Part I — Item 1A — Risk Factors" for information about the risks associated with our use of single- or limited-source suppliers.

### Geographic Operations

Our global corporate headquarters is located in Round Rock, Texas. We have operations and conduct business in many countries located in the Americas, Europe, the Middle East, Asia and other geographic regions. To increase our global presence, we continue to focus on markets outside of the U.S., Western Europe, Canada, and Japan. Our continued expansion outside of the U.S. creates additional complexity in coordinating the design, development, procurement, manufacturing, distribution, and support of our increasingly complex product and service offerings. For additional information on our product and service offerings, see "Products and Services — Manufacturing and Materials" and "Part I — Item 2 — Properties." For information about percentages of revenue we generated from our operations outside of the U.S. and other financial information for each of the last three fiscal years, see "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations" and Note 15 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

## Competition

We operate in an industry in which there are rapid technological advances in hardware, software, and service offerings and we face ongoing product and price competition in all areas of our business, including from both branded and generic competitors. We compete based on our ability to offer our customers competitive, scalable, and integrated solutions that provide the most current and desired product and services features. We believe that our strong relationships with our customers and our distribution channels, described below, allow us to respond to changing customer needs faster than many of our competitors.

## Sales and Marketing

We sell our products and services directly to customers and through various other sales distribution channels, such as retailers, third-party solution providers, system integrators, and third-party resellers. Our customers include large global and national corporate businesses, public institutions that include government, education, and healthcare organizations, law enforcement agencies, small and medium-sized businesses, and consumers. No single customer accounted for more than 10% of our consolidated net revenue during any of the last three fiscal years.

Our sales efforts are organized around the evolving needs of our customers, and our marketing initiatives reflect this focus. We believe that our unified global sales and marketing team creates a sales organization that is more customer-focused, collaborative, and innovative. Our direct business model emphasizes direct communication with our customers, thereby allowing us to refine our products and marketing programs for specific customer groups. As part of our transformation to an end-to-end technology solutions provider, we have increased the number of sales specialists focused on enterprise solutions. We market our products and services to small and medium-sized businesses and consumers through various advertising media. Customers may offer suggestions for current and future Dell products, services, and operations on an interactive portion of our Internet website called Dell IdeaStorm. In order to react quickly to our customers' needs, we track our Net Promoter Score, a customer loyalty metric that is widely used across various industries. Increasingly, we also engage with customers through our social media communities on www.dell.com and in external social media channels.

For large business and institutional customers, we maintain a field sales force throughout the world. Dedicated account teams, which include field-based enterprise solution specialists, form long-term relationships to provide our largest customers with a single source of assistance, develop tailored solutions for these customers, and provide us with customer feedback. For these customers, we offer several programs designed to provide single points of contact and accountability with global account specialists, special global pricing, and consistent global service and support programs. We also maintain specific sales and marketing programs targeted at federal, state, and local governmental agencies, as well as healthcare and educational customers.

## Patents, Trademarks, and Licenses

At February 1, 2013, we held a worldwide portfolio of 4,120 patents and had an additional 2,291 patent applications pending. We also hold licenses to use numerous third-party patents. To replace expiring patents, we obtain new patents through our ongoing research and development activities. The inventions claimed in our patents and patent applications cover aspects of our current and possible future computer system products, manufacturing processes, and related technologies. Our product, business method, and manufacturing process patents may establish barriers to entry in many product lines. While we use our patented inventions and also license them to others, we are not substantially dependent on any single patent or group of related patents. We have entered into a variety of intellectual property licensing and cross-licensing agreements. We have also entered into various software licensing agreements with other companies. We anticipate that our worldwide patent portfolio will be of value in negotiating intellectual property rights with others in the industry.

We have obtained U.S. federal trademark registration for the DELL word mark and the Dell logo mark. We own registrations for 158 of our other trademarks in the U.S. At February 1, 2013, we had pending applications for registration of 39 other trademarks. We believe that establishment of the DELL word mark and logo mark in the U.S. is material to our operations. We have also applied for or obtained registration of the DELL word mark and several other marks in approximately 182 other countries.

From time to time, other companies and individuals assert exclusive patent, copyright, trademark, or other intellectual property rights to technologies or marks that are important to the technology industry or our business. We evaluate each claim relating to our products and, if appropriate, seek a license to use the protected technology. The licensing agreements generally do not require the licensor to assist us in duplicating its patented technology, nor do these agreements protect us from trade secret, copyright, or other violations by us or our suppliers in developing or selling these products.

**Government Regulation and Sustainability**

- *Government Regulation*

  Our business is subject to regulation by various U.S. federal and state governmental agencies and other governmental agencies. Such regulation includes the radio frequency emission regulatory activities of the U.S. Federal Communications Commission; the anti-trust regulatory activities of the U.S. Federal Trade Commission, the U.S. Department of Justice, and the European Union; the consumer protection laws and financial services regulations of the U.S. Federal Trade Commission and various state governmental agencies; the export regulatory activities of the U.S. Department of Commerce and the U.S. Department of Treasury; the import regulatory activities of U.S. Customs and Border Protection; the product safety regulatory activities of the U.S. Consumer Product Safety Commission and the U.S. Department of Transportation; the investor protection and capital markets regulatory activities of the U.S. Securities and Exchange Commission; the health information privacy and security requirements of the U.S. Department of Health and Human Services; and the environmental, employment and labor, and other regulatory activities of a variety of governmental authorities in each of the countries in which we conduct business. We were not assessed any material environmental fines, nor did we have any material environmental remediation or other environmental costs, during Fiscal 2013.

- *Sustainability*

  Environmental stewardship and social responsibility are both integral parts of how we manage our business, and complement our focus on business efficiencies and customer satisfaction. We use open dialogue with our stockholders, customers, vendors, and other stakeholders as part of our sustainability governance process in which we solicit candid feedback and offer honest discussions on the challenges we face globally. Our environmental initiatives take many forms, including maximizing product energy efficiency, reducing and eliminating sensitive materials from our products, and providing responsible, convenient computer recycling options for customers. We were the first company in our industry to offer a free worldwide recycling program for our consumers. We also provide consumers with no-charge recycling of any brand of computer or printer with the purchase of a new Dell computer or printer. We have streamlined our transportation network to reduce transit times, minimize air freight, and reduce emissions. Our packaging is designed to minimize box size and to increase recycled content of materials along with recyclability. When developing and designing products, we select materials guided by a precautionary approach in which we seek to eliminate environmentally sensitive substances (where reasonable alternatives exist) from our products and work towards developing reliable, environmentally sound, and commercially scalable solutions. We also have created a series of tools that help customers assess their current IT operations and uncover ways to reduce both the costs of those operations and their impact on the environment.

## Iran Sanctions

Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 added Section 13(r) to the Securities Exchange Act of 1934. Section 13(r) requires an issuer to disclose in its annual or quarterly reports filed with the SEC whether the issuer or any of its affiliates has knowingly engaged in certain activities, transactions or dealings relating to Iran or with designated natural persons or entities involved in terrorism or the proliferation of weapons of mass destruction.

We are disclosing the following information pursuant to Section 13(r) concerning activity by a UK affiliate of Quest Software, Inc. ("Quest Software"), which Dell acquired on September 27, 2012. The disclosure is regarding a maintenance services software renewal transaction with Melli Bank PLC valued at 106.13 British pounds (approximately $169.90 at the exchange rate for U.S. dollars on the renewal date) and marketing activity.

Quest Software specializes in business software. On September 10, 2012, prior to our acquisition of Quest Software, Quest Software (UK) Ltd., then a UK subsidiary of Quest Software, renewed two software maintenance licenses with Melli Bank PLC. The first license, for Quest Recovery Manager for Exchange software, had been in effect for seven years before the renewal, while the second license, for Spotlight on Messaging software, had been in effect for four years before the renewal. Recovery Manager for Exchange software enables users to search and retrieve message-level data and compare contents between different mailboxes. Spotlight on Messaging is a business software program that helps manage messaging and real-time communications and provides troubleshooting solutions. Marketing activity also occurred prior to and after the acquisition with respect to Quest customers generally, including Melli Bank PLC, but no transactions were concluded other than the license renewal transaction.

Melli Bank PLC is a wholly-owned subsidiary of Bank Melli in Iran. Melli Bank PLC is headquartered in London and is listed by the Treasury Department's Office of Foreign Assets Control as a Specially Designated National.

The profit on the license renewal transaction was no more than the annual renewal transaction value indicated above. Following our acquisition of Quest Software and our discovery of the renewal transaction, we terminated all software maintenance activity under the licenses. We will not engage in future activity under the licenses.

## Product Backlog

We believe that product backlog is not a meaningful indicator of net revenue that can be expected for any period. Our business model generally gives us flexibility to manage product backlog at any point in time by expediting shipping or prioritizing customer orders toward products that have shorter lead times, thereby reducing product backlog and increasing current period revenue. Moreover, product backlog at any point in time may not translate into net revenue in any subsequent period, as unfilled orders can generally be canceled at any time by the customer.

## Trademarks and Service Marks

Unless otherwise noted, trademarks appearing in this report are trademarks owned by us. We disclaim proprietary interest in the marks and names of others. FICO is a registered trademark of Fair Isaac and Company. Net Promoter Score is a trademark of Satmetrix Systems, Inc., Bain & Company, Inc., and Fred Reichheld.

## Available Information

The mailing address of our principal executive offices is One Dell Way, Round Rock, Texas 78682. Our telephone number is 1-800-289-3355.

We maintain an Internet website at www.dell.com. All of our reports filed with the SEC (including annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to those reports) are accessible through the Investor Relations section of our website at www.dell.com/investor, free of charge, as soon as reasonably practicable after we electronically file the reports with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at www.sec.gov. Information on our website is not incorporated by reference into this report and does not otherwise form a part of this report.

### Employees

At the end of Fiscal 2013, we had approximately 111,300 total employees (consisting of 108,800 regular employees and 2,500 temporary employees), compared to approximately 109,400 total employees (consisting of 106,700 regular employees and 2,700 temporary employees) at the end of Fiscal 2012. Approximately 40,500 of our regular employees at the end of Fiscal 2013 were located in the U.S., and approximately 68,300 regular employees were located in other countries.

### Executive Officers of Dell

The following table sets forth the name, age, and position of each of the persons who were serving as our executive officers as of March 8, 2013:

| Name | Age | Title |
|---|---|---|
| Michael S. Dell | 48 | Chairman and Chief Executive Officer |
| Jeffrey W. Clarke | 50 | Vice Chairman and President, End-User Computing Solutions & Operations |
| Stephen J. Felice | 55 | President, Chief Commercial Officer |
| Brian T. Gladden | 48 | Senior Vice President and Chief Financial Officer |
| Marius Haas | 45 | President, Enterprise Solutions |
| Steven H. Price | 51 | Senior Vice President, Human Resources |
| Karen H. Quintos | 49 | Senior Vice President, Chief Marketing Officer |
| John A. Swainson | 58 | President, Software |
| Lawrence P. Tu | 58 | Senior Vice President, General Counsel and Secretary |
| Suresh Vaswani | 53 | President, Services |

Our executive officers are elected annually by, and serve at the pleasure of, our Board of Directors.

Set forth below is biographical information about each of our executive officers.

- *Michael S. Dell* — Mr. Dell currently serves as Chairman of the Board of Directors and Chief Executive Officer. He has held the title of Chairman of the Board since he founded Dell in 1984. Mr. Dell also served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He is an honorary member of the Foundation Board of the World Economic Forum and is an executive committee member of the International Business Council. In addition, he serves as the chairman of the Technology CEO Council and is a member of the U.S. Business Council and the Business Roundtable. He also serves on the governing board of the Indian School of Business in Hyderabad, India, and is a board member of Catalyst, Inc.

- *Jeffrey W. Clarke* — Mr. Clarke serves as Vice Chairman and President, End User Computing Solutions & Operations. In this role, in which he has served since January 2009, he is responsible for global manufacturing, procurement, and supply chain activities worldwide, as well as the engineering, design and development of desktop PCs, notebooks, and workstations for customers ranging from consumers and small and medium-sized businesses to large corporate enterprises. From January 2003 until January 2009, Mr. Clarke served as Senior Vice President, Business Product Group. From November 2001 to January 2003, Mr. Clarke served as Vice President and General Manager, Relationship Product Group. In 1995, Mr. Clarke became the director of desktop development. Mr. Clarke joined Dell in 1987 as a quality engineer and has served in a variety of engineering and management roles. Mr. Clarke received a Bachelor's degree in Electrical Engineering from the University of Texas at San Antonio.

- *Stephen J. Felice* — Mr. Felice was named President, Chief Commercial Officer in January 2012. From November 2009 until January 2012, he served as President, Consumer, Small and Medium Business. Mr. Felice leads the Dell organization that creates and delivers specific solutions and technology to Commercial customers globally and is responsible for Dell's portfolio of products, including desktop PCs, laptops, software and peripherals, as well as product design and sales. From January 2009 until November 2009, Mr. Felice served as President, Small and Medium Business, and from March 2007 until January 2009, as Senior Vice President and President, Asia Pacific-Japan, after having served as Vice President, Asia Pacific-Japan since August 2005. In those positions, Mr. Felice was responsible for Dell's operations throughout the APJ region, including sales and customer service centers in Penang, Malaysia, and Xiamen, China. From February 2002 until July 2005, Mr. Felice was Vice President, Corporate Business Group, Dell Americas. Mr. Felice joined Dell in February 1999 and has held various executive roles in our sales and consulting services organizations. Prior to joining Dell, Mr. Felice served as Chief Executive Officer and President of DecisionOne Corp. Mr. Felice also served as Vice President, Planning and Development, with Bell Atlantic Customer Services, and spent five years with Shell Oil in Houston. Mr. Felice holds a Bachelor's degree in Business Administration from the University of Iowa and a Master of Business Administration degree from the University of Houston.

- *Brian T. Gladden* — Mr. Gladden serves as Senior Vice President and Chief Financial Officer ("CFO"). In this role, in which he has served since June of 2008, he is responsible for all aspects of Dell's finance functions, including accounting, financial planning and analysis, tax, treasury, corporate development and strategy, and investor relations. He is also responsible for Dell's information technology and global security and facilities functions. Prior to joining Dell, Mr. Gladden was President and CEO of SABIC Innovative Plastics Holding BV from August 2007 through May 2008. Prior to this role, Mr. Gladden spent nearly 20 years with General Electric Company ("GE") in a variety of financial and management leadership roles. He is a member of the University of Texas McCombs School of Business Advisory Council. Mr. Gladden earned a Bachelor of Science degree in Business Administration and Finance from Millersville University in Millersville, Pennsylvania.

- *Marius Haas* — Marius Haas joined Dell in August 2012 and serves as President, Enterprise Solutions. In this role, he is responsible for worldwide engineering, design, development, and marketing of Dell enterprise solutions, which include servers, networking, and storage systems. From 2011 until August 2012, Mr. Haas served with Kohlberg Kravis Roberts & Co. L.P. ("KKR"), a global private equity firm, where he was responsible for identifying and pursuing new investments, particularly in the technology sector, while also supporting existing portfolio companies with operational expertise. Prior to 2011, Mr. Haas was Senior Vice President and Worldwide General Manager of the Hewlett-Packard ("HP") Networking Division from 2008 to 2011, and also served as Senior Vice President of Strategy and Corporate Development from 2003 to 2008. During his tenure at HP, Mr. Haas led initiatives to improve efficiency and drive growth, including the execution and integration of all acquisitions, and also managed the company's strategic planning process, new business incubation and strategic alliances. Earlier in his career, Mr. Haas held a wide range of senior operations roles at Compaq and Intel Corporation. He also served as a member of the McKinsey & Company CSO Council, the Ernst & Young Corporate Development Leadership Network, and as a board member of the Association of

Strategic Alliance Professionals. Mr. Haas holds a Bachelor's degree from Georgetown University and a Master's degree in International Management from the American Graduate School of Integration Management (Thunderbird) in Glendale, Arizona.

- *Steven H. Price* — Mr. Price serves as Senior Vice President, Human Resources. In this role, he is responsible for overall human resources ("HR") strategy in support of the purpose, values and business initiatives of Dell. He is also responsible for developing and driving people strategy and fostering an environment where the global Dell team thrives. Mr. Price joined Dell in February 1997 and has played leadership roles throughout the HR organization, including Vice President of HR for the global Consumer business, Global Talent Management and Americas Human Resources. From November 2006 until June 2010, he served as Vice President, Human Resources Dell Global Consumer Group. From January 2003 until November 2006, he served as Vice President, Human Resources Dell Americas Business Group. From July 2001 until January 2003, he served as Vice President, Human Resources Global HR Operations. From May 1999 to July 2001, he served as Vice President, Human Resources Dell EMEA. Prior to joining Dell in 1997, Mr. Price spent 13 years with SC Johnson Wax, based in Racine, Wisconsin. Having started his career there in sales, he later moved into HR, where he held a variety of senior positions. Mr. Price is a member of the Executive Advisory Board for the Rawls College of Business at Texas Tech University and also serves on the Executive Advisory Board for The Wharton School at the University of Pennsylvania. He holds a Bachelor's degree in Business from Southwestern Oklahoma State University and a Master's degree in Business Administration from the University of Central Oklahoma.

- *Karen H. Quintos* — Karen Quintos is Senior Vice President and Chief Marketing Officer ("CMO") for Dell, where she leads marketing for Dell's global commercial business. She is also responsible for Dell's brand strategy, global communications, social media, corporate responsibility, customer insights, marketing talent development, and agency management. Ms. Quintos is also the executive sponsor of the largest employee resource group at Dell, Women in Search of Excellence. Before becoming CMO in September 2010, Ms. Quintos served as Vice President of Dell's global Public business, from January 2008 to September 2010, and was responsible for driving global marketing strategies, product and pricing programs, communications, and channel plans. She has also held various executive roles in SMB marketing and Dell's Services and Supply Chain Management teams since joining Dell in 2000. She came to Dell from Citigroup, where she served as Vice President of Global Operations and Technology. She also spent 12 years with Merck & Co., where she held a variety of roles in marketing, planning, operations, and supply chain management. Ms. Quintos holds a Master's degree in Marketing and International Business from New York University and a Bachelor of Science degree in Supply Chain Management from The Pennsylvania State University State College. She has served on multiple boards of directors and currently serves on the Ad Council, the Susan G. Komen for the Cure, and the Penn State's Smeal Business School.

- *John A. Swainson* — Mr. Swainson joined Dell in February 2012. He currently serves as President of Dell's newly formed Software Group. Immediately prior to joining Dell, Mr. Swainson was a Senior Advisor to Silver Lake Partners, a global private equity firm, from May 2010 to February 2012. From February 2005 until December 2009, Mr. Swainson served as Chief Executive Officer and Director of CA, Inc., an enterprise software company. Prior to joining CA, Inc. Mr. Swainson worked for IBM for over 26 years, where he held various management positions in the U.S. and Canada, including seven years in the role of General Manager of the Application Integration Middleware Division. Mr. Swainson holds a Bachelor's degree in Engineering from the University of British Colombia, Canada. He currently serves on the board of directors of Visa Inc. Mr. Swainson also served on the boards of directors of Cadence Design Systems, Inc., from February 2006 to May 2012, Assurant Inc., from May 2010 to May 2012, and Broadcom Corporation, from August 2010 to May 2012.

- *Lawrence P. Tu* — Mr. Tu joined Dell as Senior Vice President, General Counsel and Secretary in July 2004, and is responsible for overseeing Dell's global legal, governmental affairs, and ethics and compliance departments. Before joining Dell, Mr. Tu served as Executive Vice President and General Counsel at NBC Universal for three years. Prior to his position at NBC, he was a partner with the law firm of O'Melveny & Myers LLP, where he focused on energy, technology, internet, and media-related transactions. He also served five years as managing partner of the firm's Hong Kong office. Mr. Tu's prior experience also includes serving as General Counsel Asia- Pacific for Goldman Sachs, attorney for the U.S. State Department, and law clerk for U.S. Supreme Court Justice Thurgood Marshall. Mr. Tu holds Juris Doctor and Bachelor of Arts degrees from Harvard University, as well as a Master's degree from Oxford University, where he was a Rhodes Scholar.

- *Suresh C. Vaswani* — Suresh Vaswani joined Dell in April 2011, and was named President of Services, the global IT services and business solutions unit of Dell, in December 2012. In this role, he is responsible for developing and delivering end-to-end IT services and business solutions for various customers. From April 2011 to December 2012, Mr. Vaswani led the global Applications & Business Process Outsourcing services business for Dell Services. He also served as chairman for Dell India. In this role, Mr. Vaswani was responsible for building next-generation solutions, providing strategic leadership to grow and expand Dell's presence and position in the region, and enhancing Dell's capabilities in India with regard to IT services, delivery, manufacturing, and operations. Prior to joining Dell, Mr. Vaswani was joint-CEO of Wipro Limited's IT business and a member of the board of directors of that company. Mr. Vaswani holds an Engineering degree from the Indian Institute of Technology, Kharagpur and a degree in Business Administration from the Indian Institute of Management, Ahmedabad.

## ITEM 1A — RISK FACTORS

Our business, operating results, financial condition, and prospects are subject to a variety of significant risks, many of which are beyond our control. The following is a description of some of the important risk factors that may cause our actual results in future periods to differ substantially from those we currently expect or seek. The risks described below are not the only risks facing us. There are additional risks and uncertainties not currently known to us or that we currently deem to be immaterial that also may materially adversely affect our business, operating results, financial condition, or prospects.

- *If our proposed merger does not close, our operations after any termination of the merger agreement may suffer from the effects of business uncertainties resulting from announcement of the transaction, contractual restrictions on our activities during the period in which we are subject to the merger agreement, and costs associated with the proposed transaction.*

  Uncertainty about the effect of the proposed merger on our employees, customers, and other parties may have an adverse effect on our business. Such uncertainty may impair our ability to attract, retain, and motivate key personnel, including our executive leadership, and could cause customers, suppliers, financial counterparties, and others to seek to change existing business relationships with us.

  The merger agreement restricts us, without the consent of the other merger parties, from making certain acquisitions and investments, from accessing the debt and capital markets, and from taking other specified actions until the proposed merger occurs or the merger agreement terminates. The restrictions may prevent us from pursuing otherwise attractive business opportunities and taking other actions with respect to our business that we may consider advantageous.

  Our costs of accessing funds in the debt and capital markets may continue for some period to be higher than before execution of the merger agreement as a result of the downgrading of our credit rating that occurred after announcement of the transaction.

  We have incurred, and will continue to incur, significant costs, expenses, and fees for professional services and other transaction costs in connection with the proposed merger. Many of the fees and costs will be payable by us even if the merger is not completed.

- *We face intense competition, which may adversely affect our industry unit share position, revenue, and profitability.*

  We operate in an industry in which there are rapid technological advances in hardware, software, and service offerings, and we face aggressive product and price competition from both branded and generic competitors. We compete based on our ability to offer to our customers competitive integrated solutions that provide the most current and desired product and services features. We expect that competition will continue to be intense, and there is a risk that our competitors' products may be less costly, provide better performance or include additional features when compared to our products. Additionally, there is a risk that our product portfolios may quickly become outdated or our market share may quickly erode. Moreover, our efforts to balance our mix of products and services to optimize profitability, liquidity, and growth may put pressure on our industry position.

  In addition to competitive factors we face as a result of the current state of our business and our industry, we confront other competitive challenges as our business and industry continue to grow and evolve. As the industry continues to expand globally, we may see new and increased competition in different geographic regions. Moreover, the generally low barriers to entry in our business increase the potential for challenges from new industry competitors. We may also see increased competition from new types of products as the options for mobile and cloud computing solutions increase. Further, as our industry evolves and our company grows, companies with which we have strategic alliances may become competitors in other product areas or our current competitors may enter into new strategic relationships with new or existing competitors, all of which may further increase the competitive pressures we face.

- *Our reliance on vendors for products and components, many of whom are single-source or limited-source suppliers, could harm our business by adversely affecting product availability, delivery, reliability, and cost.*

  We maintain several single-source or limited-source supplier relationships, including our relationships with third-party software providers, either because multiple sources are not readily available or because the relationships are advantageous to us due to performance, quality, support, delivery, capacity, or price considerations. If the supply of a critical single- or limited-source product or component is delayed or curtailed, we may not be able to ship the related product in desired quantities or configurations, or in a timely manner. In addition, we may not be able to replace the functionality provided by the third-party software currently offered with our products if that software becomes obsolete, defective, or incompatible with future versions of our products or is not adequately maintained or updated. Even where multiple sources of supply are available, qualification of the alternative suppliers and establishment of reliable supplies could result in delays and a possible loss of sales, which could harm our operating results.

  We obtain many of our products and all of our components from third-party vendors, many of which are located outside of the U.S. In addition, significant portions of the products we sell are now assembled by contract manufacturers, primarily in various locations in Asia. A significant concentration of this outsourced manufacturing is currently performed by only a few of our contract manufacturers, often in single locations. We sell components to these contract manufacturers and generate large non-trade accounts receivables, an arrangement that would present a risk of uncollectibility if the financial condition of a contract manufacturer should deteriorate.

  While these relationships generate cost efficiencies, they reduce our direct control over production. Our increasing reliance on these vendors subjects us to a greater risk of shortages and reduced control over delivery schedules of components and products, as well as a greater risk of increases in product and component costs. Because we maintain minimal levels of component and product inventories, a disruption in component or product availability could harm our financial performance and our ability to satisfy customer needs. In addition, defective parts and products from these vendors could reduce product reliability and harm our reputation.

- *If we fail to achieve favorable pricing from our vendors, our profitability could be adversely affected.*

  Our profitability is affected by our ability to achieve favorable pricing from our vendors and contract manufacturers, including through negotiations for vendor rebates, marketing funds, and other vendor funding received in the normal course of business. Because these supplier negotiations are continuous and reflect the ongoing competitive environment, the variability in timing and amount of incremental vendor discounts and rebates can affect our profitability. These vendor programs may change periodically, potentially resulting in adverse profitability trends if we cannot adjust pricing or variable costs. Our inability to establish a cost and product advantage, or determine alternative means to deliver value to our customers, may adversely affect our revenue and profitability.

- *Adverse global economic conditions and instability in financial markets may harm our business and result in reduced net revenue and profitability.*

  As a global company with customers in virtually every business and industry, our performance depends significantly on global economic conditions. Adverse economic conditions, including in many countries in Europe, where we derived a significant portion of our consolidated net revenue for Fiscal 2013, may negatively affect customer demand for our products and services. Such economic conditions could result in postponed or decreased spending amid customer concerns over unemployment, reduced asset values, volatile energy costs, geopolitical issues, the availability and cost of credit, and the stability and solvency of financial institutions, financial markets, businesses, local and state governments, and sovereign nations. Weak global economic conditions also could harm our business by contributing to potential product shortages or delays, insolvency of key suppliers, potential customer and counterparty insolvencies, and increased challenges in conducting our treasury operations. All of these possible effects of weak global economic conditions could negatively impact our net revenue and profitability.

- *We may not successfully execute our growth strategy if we fail to manage effectively the change involved in implementing our strategic initiatives.*

  Our growth strategy involves reaching more customers through new distribution channels, expanding our relationships with resellers, and augmenting select areas of our business through targeted acquisitions and other commercial arrangements. As we reach more customers through new distribution channels and expanded reseller relationships, we may fail to manage in an effective manner the increasingly difficult tasks of inventory management and demand forecasting. Our ability to accomplish the goals of our growth strategy depends on our success in transitioning our sales capabilities in accordance with our strategy, adding to the breadth of our solutions capabilities through selective acquisitions of other businesses, and managing the effects of these strategic initiatives. If we are unable to meet these challenges, our results of operations could be unfavorably affected.

- *We may not successfully implement our acquisition strategy.*

  We acquire companies as a part of our growth strategy. These acquisitions may involve significant new risks and uncertainties that could adversely affect our profitability or operations, including distraction of management attention from a focus on our current business operations, increased debt, insufficient new revenue to offset expenses, inadequate return of capital, integration challenges, inability to retain employees of acquired businesses, new regulatory requirements, and liabilities and other exposures not discovered in our due diligence process. Further, our acquisitions may negatively impact our relationships with strategic partners if these acquisitions are seen as bringing us into competition with such partners. In addition, if we make changes in our business strategy or if external conditions adversely affect our business operations, we may be required to record an impairment charge to goodwill or intangible assets. Our business could also be adversely impacted if recently or future acquired businesses perform worse than expected or if we do not realize expected operating efficiencies or integration benefits in a timely manner or at all.

- *If our cost efficiency measures are not successful, we may become less competitive.*

  We continue to focus on minimizing our operating expenses through cost improvements and simplifying our structure. However, certain factors may prevent the achievement of these goals, which may in turn negatively affect our competitive position. For example, we may experience delays or unanticipated costs in implementing our cost efficiency plans. As a result, we may not achieve our expected cost efficiencies in the time or to the extent anticipated.

- *Our inability to manage solutions, product, and services transitions in an effective manner could reduce the demand for our solutions, products, and services and the profitability of our operations.*

  Continuing improvements in technology result in frequent new solutions, product, and services introductions, short product life cycles, and improvements in product performance characteristics. If we cannot manage in an effective manner the transition to new solutions offerings and these offerings' new products and services, customer demand for our solutions, products, and services could diminish and our profitability could suffer. We are increasingly sourcing new products and transitioning existing products through our contract manufacturers and manufacturing outsourcing relationships in order to generate cost efficiencies, deliver products faster, and better serve our customers. The success of product transitions depends on a number of factors that include the availability of sufficient quantities of components at attractive costs. In addition, product transitions present execution challenges and risks, including the risk that new or upgraded products may have quality issues or other defects.

- *We may lose customers and experience diminished profitability if we fail to deliver products and services of consistent quality.*

  In selling our extensive line of products and services, many of which include third-party components, we must identify and address any quality issues associated with our offerings. Although quality testing is performed regularly to detect any quality problems and implement required solutions, our failure to identify and correct significant product quality issues before sale could result in lower sales, increased warranty or replacement expenses, and reduced customer confidence that could harm our operating results.

- *Our ability to generate substantial non-U.S. net revenue is subject to additional risks and uncertainties.*

  Sales outside the U.S. accounted for approximately 50% of our consolidated net revenue for Fiscal 2013. Our future growth rates and success are substantially dependent on the continued growth of our business outside the U.S. Our international operations face many risks and uncertainties, including varied local economic and labor conditions, political instability, changes in the U.S. and international regulatory environments, trade protection measures, tax laws (including U.S. taxes on foreign operations), copyright levies, and foreign currency exchange rates. Any of these factors could adversely affect our operations and profitability.

- *Our profitability may be adversely affected by our product, customer, and geographic sales mix and by seasonal sales trends.*

  Our overall profitability for any particular period may be adversely affected by changes in the mix of products, customers, and geographic markets reflected in our sales for that period, as well as by seasonal trends. Our profit margins vary among products, services, customers, and geographic markets. For instance, our services offerings generally have a higher profit margin than our consumer products. In addition, parts of our business are subject to seasonal sales trends. Among the trends with the most significant impact on our operating results, sales to government customers (particularly the U.S. federal government) are typically stronger in our third fiscal quarter, sales in Europe, the Middle East, and Africa ("EMEA") are often weaker in our third fiscal quarter, and consumer sales are typically strongest during our fourth fiscal quarter.

- *We may lose revenue opportunities and experience gross margin pressure if our sales channel participants fail to perform as we expect.*

  In recent years, we have added third-party distributors, retailers, systems integrators, value-added resellers, and other sales channels to complement our direct sales organization so that we can reach even more end-users around the world. Our future operating results increasingly will depend on the performance of our sales channel participants and on our success in maintaining and developing our relationships with those sales channels. Our revenue and gross margins could be negatively affected if the financial condition or operations of our channel participants weaken as a result of adverse economic conditions or other business challenges, or if uncertainty regarding the demand for our products causes our channel participants to reduce their orders for our products. Further, some channel participants may consider the expansion of our direct sales initiatives to conflict with their business interests as distributors or resellers of our products, which could lead them to reduce their investment in the distribution and sale of our products, or to cease all sales of our products.

- *Our financial performance could suffer from any reduced access to the capital markets by us or some of our customers.*

  In recent years, we have been increasingly dependent on access to debt and capital sources to provide financing for our customers and to obtain funds in the U.S. for general corporate purposes, including working capital, acquisitions, capital expenditures, funding of customer receivables, and share repurchases. In addition, we have customer financing relationships with some companies that rely on access to the debt and capital markets to meet significant funding needs. Any inability of these companies to access such markets could compel us to self-fund transactions with them or forgo customer financing opportunities, potentially harming our financial performance. The debt and capital markets may experience extreme volatility and disruption from time to time in the future, which could result in higher credit spreads in such markets and higher funding costs for us. Deterioration in our business performance, a credit rating downgrade, volatility in the securitization markets, changes in financial services regulation, or adverse changes in the economy could lead to reductions in debt availability. In addition, these events could also limit our ability to continue asset securitizations or other forms of financing from debt or capital sources, reduce the amount of financing receivables that we originate, or negatively affect the costs or terms on which we may be able to obtain capital, either in transactions permitted under the merger agreement or otherwise if our proposed merger does not close. Any of these developments could unfavorably affect our net revenue, profitability, and cash flows.

- *Weak economic conditions and additional regulation could harm our financial services activities.*

  Our financial services activities are negatively affected by an adverse economic environment through related loan delinquencies and defaults. Although loan delinquencies and defaults have improved from higher levels in recent periods, an increase in defaults would result in greater net credit losses, which may require us to increase our reserves for customer receivables in the future. In addition, the implementation of new financial services regulation, or the application of existing financial services regulation in new countries where we expand our financial services activities and related supporting activities, including those related to the banking entity we are establishing in Ireland, could unfavorably impact the profitability and cash flows of our consumer financing activities.

- *We are subject to counterparty default risks.*

  We have numerous arrangements with financial institutions that include cash and investment deposits, interest rate swap contracts, foreign currency option contracts, and forward contracts. As a result, we are subject to the risk that the counterparty to one or more of these arrangements will default, either voluntarily or involuntarily, on its performance under the terms of the arrangement. In times of market distress, a counterparty may default rapidly and without notice to us, and we may be unable to take action to cover our exposure, either because we lack the contractual ability or because market conditions make it difficult to take effective action. If one of our counterparties becomes insolvent or files for bankruptcy, our ability eventually to recover any losses suffered as a result of that counterparty's default may be limited by the liquidity of the counterparty or the applicable legal regime governing the bankruptcy proceeding. In the event of such default, we could incur significant losses, which could harm our business and negatively impact our results of operations and financial condition.

- *The exercise by customers of certain rights under our services contracts, or our failure to perform as we anticipate at the time we enter services contracts, could adversely affect our revenue and profitability.*

  Many of our services contracts allow customers to take actions that may adversely affect our revenue and profitability. These actions include terminating a contract if our performance does not meet specified service levels, looking to a benchmarker's opinion of market rates in order to request a rate reduction or contract termination from us, reducing their use of our services, or terminating a contract early upon payment of agreed fees. In addition, we estimate our costs to deliver the services at the outset of the contract. If we fail to estimate accurately, our actual costs may significantly exceed our estimates, even for a time and materials contract, and we may incur losses on the services contracts.

- *Loss of government contracts could harm our business.*

  Contracts with the U.S. federal, state, and local governments and foreign governments are subject to future funding that may affect the extension or termination of programs and are subject to the right of governments to terminate for convenience or non-appropriation. There is pressure for governments, both domestically and internationally, to reduce spending. Funding reductions or delays could adversely impact public sector demand for our products and services. In addition, if we violate legal or regulatory requirements, the applicable government could suspend or disbar us as a contractor, which would unfavorably affect our net revenue and profitability.

- *Our business could suffer if we do not develop and protect our own intellectual property or do not obtain or protect licenses to intellectual property developed by others on commercially reasonable and competitive terms.*

  If we or our suppliers are unable to develop or protect desirable technology or technology licenses, we may be prevented from marketing products, could be forced to market products without desirable features, or could incur substantial costs to redesign products, defend or enforce legal actions, or pay damages if we are found to have violated others' intellectual property. Although our suppliers might be contractually obligated to obtain or protect such licenses and indemnify us against related expenses, those suppliers could be unable to meet their obligations. Similarly, we invest in research and development and obtain additional intellectual property through acquisitions, but these activities do not guarantee that we will develop or obtain intellectual property necessary for profitable operations. Costs involved in developing and protecting rights in intellectual property may have a negative impact on our business. In addition, our operating costs could increase because of copyright levies or similar fees by rights holders and collection agencies in European and other countries.

- *Infrastructure disruptions could harm our business.*

  We depend on our information technology and manufacturing infrastructure to achieve our business objectives. A disruption of our infrastructure could be caused by a natural disaster, manufacturing failure, telecommunications system failure, or defective or improperly installed new or upgraded business management systems. Portions of our IT infrastructure also may experience interruptions, delays, or cessations of service or produce errors in connection with systems integration or migration work that takes place from time to time. In the event of any such disruption, we may be unable to receive or process orders, manufacture and ship products in a timely manner, or otherwise conduct our business in the normal course. Moreover, portions of our services business involve the processing, storage, and transmission of data, which would also be negatively affected by such an event. A disruption of our infrastructure could cause us to lose customers and revenue, particularly during a period of heavy demand for our products and services. We also could incur significant expense in repairing system damage and taking other remedial measures.

- *We could suffer a loss of revenue and increased costs, exposure to significant liability, reputational harm, and other serious negative consequences if we sustain cyber attacks or other data security breaches that disrupt our operations or result in the dissemination of proprietary or confidential information about us or our customers or other third parties.*

We manage and store various proprietary information and sensitive or confidential data relating to our operations. In addition, our outsourcing services and cloud computing businesses routinely process, store, and transmit large amounts of data for our customers, including sensitive and personally identifiable information. We may be subject to breaches of the information technology systems we use for these purposes. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of third parties, create system disruptions, or cause shutdowns. Computer programmers and hackers also may be able to develop and deploy viruses, worms, and other malicious software programs that attack our products or otherwise exploit any security vulnerabilities of our products. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the system.

The costs to us to eliminate or address the foregoing security problems and security vulnerabilities before or after a cyber incident could be significant. Our remediation efforts may not be successful and could result in interruptions, delays, or cessation of service, and loss of existing or potential customers that may impede our sales, manufacturing, distribution, or other critical functions. We could lose existing or potential customers for outsourcing services or other information technology solutions in connection with any actual or perceived security vulnerabilities in our products. In addition, breaches of our security measures and the unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers or other third parties, could expose us, our customers, or other third parties affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our brand and reputation, or otherwise harm our business. Further, we rely in certain limited capacities on third-party data management providers whose possible security problems and security vulnerabilities may have similar effects on us.

We are subject to laws, rules, and regulations in the U.S. and other countries relating to the collection, use, and security of user data. Our ability to execute transactions and to possess and use personal information and data in conducting our business subjects us to legislative and regulatory burdens that may require us to notify customers or employees of a data security breach. We have incurred, and will continue to incur, significant expenses to comply with mandatory privacy and security standards and protocols imposed by law, regulation, industry standards, or contractual obligations.

- *Our performance could be adversely affected by our failure to hedge effectively our exposure to fluctuations in foreign currency exchange rates and interest rates.*

We utilize derivative instruments to hedge our exposure to fluctuations in foreign currency exchange rates and interest rates. Some of these instruments and contracts may involve elements of market and credit risk in excess of the amounts recognized in our financial statements. If we are not successful in monitoring our foreign exchange exposures and conducting an effective hedging program, our foreign currency hedging activities may not offset the impact of fluctuations in currency exchange rates on our future results of operations and financial position.

- *The expiration of tax holidays or favorable tax rate structures, unfavorable outcomes in tax audits and other tax compliance matters, or adverse legislative or regulatory tax changes could result in an increase in our future current tax expense or our effective income tax rate.*

  Portions of our operations are subject to a reduced tax rate or are free of tax under various tax holidays that expire in whole or in part from time to time. Many of these holidays may be extended when certain conditions are met, or terminated if certain conditions are not met. If the tax holidays are not extended, or if we fail to satisfy the conditions of the reduced tax rate, then our effective tax rate would increase in the future. Our effective tax rate could also increase if our geographic sales mix changes. In addition, any actions by us to repatriate non-U.S. earnings for which we have not previously provided for U.S. taxes may impact our effective tax rate.

  The application of tax laws to our operations and past transactions involves some inherent uncertainty. We are continually under audit in various tax jurisdictions. Although we believe our tax positions are appropriate, we may not be successful in resolving potential tax claims that arise from these audits. An unfavorable outcome in certain of these matters could result in a substantial increase to our tax expense. In addition, our provision for income taxes could be impacted by changes in the valuation of deferred tax assets.

  In addition, changes in tax laws (including laws relating to U.S. taxes on foreign operations) could adversely affect our operations and profitability. In recent years, numerous legislative, judicial, and administrative changes have been made in the provisions of tax laws applicable to us and companies similar to us. Additional changes to the tax laws are likely to continue to occur, and such changes may adversely affect our tax liability.

- *Our profitability could suffer from any impairment of our portfolio investments.*

  We invest a significant portion of our available funds in a portfolio consisting primarily of debt securities of various types and maturities pending the deployment of these funds in our business. Our earnings performance could suffer from any impairment of our investments. Our portfolio securities generally are classified as available-for-sale and are recorded on our Consolidated Statements of Financial Position at fair value. If any such investments experience market price declines, we may recognize in earnings the decline in the fair market value of such investments below their cost or carrying value when the decline is determined to be other than temporary.

- *Unfavorable results of legal proceedings could harm our business and result in substantial costs.*

  We are involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of our business, and in connection with our proposed merger, including those described elsewhere in this report. Additional legal claims or regulatory matters may arise in the future and could involve stockholder, consumer, government regulatory and compliance, intellectual property, antitrust, tax, and other issues on a global basis. Litigation is inherently unpredictable. Regardless of the merits of the claims, litigation may be both time- consuming and disruptive to our business. We could incur judgments or enter into settlements of claims that could adversely affect our operating results or cash flows in a particular period. In addition, our business, operating results, and financial condition could be adversely affected if any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions.

- *Our success depends on our ability to attract, retain, and motivate our key employees.*

  We rely on key personnel, including our CEO and executive leadership team, to support anticipated continued rapid international growth and increasingly complex product and services offerings. We may not be able to attract, retain, and motivate the key professional, technical, marketing, and staff resources we need.

- *We face risks relating to any inability to maintain strong internal controls.*

  If management is not successful in maintaining a strong internal control environment, investors could lose confidence in our reported financial information. This could lead to a decline in our stock price, limit our ability to access the capital markets in the future, and require us to incur additional costs to improve our internal control systems and procedures.

- *Compliance requirements of current or future environmental and safety laws, or other regulatory laws, may increase our costs, expose us to potential liability, and otherwise harm our business.*

  Our operations are subject to environmental and safety regulation in all of the areas in which we conduct business. Our product design and procurement operations must comply with new and future requirements relating to climate change laws and regulations, materials composition, sourcing, energy efficiency and collection, recycling, treatment, transportation, and disposal of our electronics products, including restrictions on mercury, lead, cadmium, lithium metal, lithium ion, and other substances. If we fail to comply with applicable rules and regulations regarding the transportation, source, use, and sale of such regulated substances, we could be subject to liability. The costs and timing of costs under environmental and safety laws are difficult to predict, but could have an unfavorable impact on our business.

  In addition, we are subject to provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act intended to improve transparency and accountability concerning the supply of minerals originating from the conflict zones of the Democratic Republic of Congo or adjoining countries. We are incurring costs to comply with the new disclosure requirements of this law and may realize other costs relating to the sourcing and availability of minerals used in our products. Further, since our supply chain is complex, we may face reputational harm if our customers or other stakeholders conclude that we are unable to verify sufficiently the origins of the minerals used in the products we sell.

- *Armed hostilities, terrorism, natural disasters, or public health issues could harm our business.*

  Armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad, could cause damage or disruption to us, our suppliers, or our customers, or could create political or economic instability, any of which could harm our business. For example, the earthquake and tsunami in Japan and severe flooding in Thailand which occurred during Fiscal 2012 caused damage to infrastructure and factories that disrupted the supply chain for a variety of components used in our products. Any such future events could cause a decrease in demand for our products, could make it difficult or impossible for us to deliver products or for our suppliers to deliver components, and could create delays and inefficiencies in our supply chain.

## ITEM 1B — UNRESOLVED STAFF COMMENTS

None.

## ITEM 2 — PROPERTIES

At February 1, 2013, we owned or leased a total of approximately 20.0 million square feet of office, manufacturing, and warehouse space worldwide, approximately 8.5 million square feet of which is located in the U.S. We owned approximately 49% of this space and leased the remaining 51%. Included in these amounts are approximately 0.8 million square feet that is either vacant or sublet.

Our principal executive offices, including global headquarters, are located at One Dell Way, Round Rock, Texas. Our business centers, which include facilities that contain operations for sales, technical support, administrative, and support functions, occupy 13.9 million square feet of space, of which we own 45%. Our manufacturing operations occupy 2.8 million square feet of manufacturing space, of which we own 79%. In addition, our research and development centers are housed in 2.5 million square feet of space, of which we own 38%.

During Fiscal 2013, we continued construction of a business center in Coimbatore, India. We expect to open this facility in early Fiscal 2014. We believe that our existing properties are suitable and adequate for our current needs and that we can readily meet our requirements for additional space at competitive rates by extending expiring leases or by finding alternative space.

As discussed in "Part I — Item 1 — Business," through Fiscal 2013, we managed our business in four global customer-centric operating segments: Large Enterprise, Public, Small and Medium Business, and Consumer. Because of the interrelation of the products and services offered in each of these segments, we do not designate our properties to any segment. All four segments use substantially all of the properties at least in part, and we retain the flexibility to make future use of each of the properties available to each of the segments.

## ITEM 3 — LEGAL PROCEEDINGS

The information required by this Item 3 is incorporated herein by reference to the information set forth under the caption "Legal Matters" in Note 10 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

## ITEM 4 — MINE SAFETY DISCLOSURES

Not applicable.

# PART II

## ITEM 5 — MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

### Market for Common Stock

Our common stock is listed on the NASDAQ Global Select Market of The NASDAQ Stock Market LLC under the symbol DELL. Information regarding the high and low sales prices per share of our common stock for Fiscal 2013 and Fiscal 2012, as reported by the NASDAQ Global Select Market, is set forth below:

| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
|---|---|---|---|---|
| Fiscal year ended February 1, 2013: | | | | |
| High | $ 18.36 | $ 15.92 | $ 12.77 | $ 14.17 |
| Low | $ 15.77 | $ 11.39 | $ 9.11 | $ 8.69 |
| Fiscal year ended February 3, 2012: | | | | |
| High | $ 15.98 | $ 17.60 | $ 16.65 | $ 17.88 |
| Low | $ 12.99 | $ 15.34 | $ 13.29 | $ 14.15 |

### Dividends

On June 12, 2012, we announced that our Board of Directors adopted a dividend policy under which we paid quarterly cash dividends of $0.08 per share in the third and fourth quarters of Fiscal 2013. We intend to continue to pay quarterly dividends subject to the Board's continuing determination that the policy and the declaration of dividends thereunder are in the best interest of our stockholders and are in compliance with applicable law. The Board of Directors retains the power to modify, suspend, or cancel our dividend policy in any manner and at any time that it may deem necessary or appropriate in the future. Under the merger agreement described in "Part I — Business — Merger Agreement," we may not pay dividends with a quarterly rate greater than the rate of $0.08 per share authorized under our current dividend policy.

### Holders

At March 6, 2013, there were 26,526 holders of record of Dell common stock.

## Stock Performance Graph

The following graph compares the cumulative total return on Dell's common stock during the last five fiscal years with the S&P 500 Index and the S&P Information Technology Index during the same period. The graph shows the value, at the end of each of the last five fiscal years, of $100 invested in Dell common stock or the indices on February 1, 2008, and assumes the reinvestment of all dividends. The graph depicts the change in the value of our common stock relative to the indices at the end of each fiscal year and not for any interim period. Historical stock price performance is not necessarily indicative of future stock price performance.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN
$160
$140
$120
$100
$80
$60
$40
$20
$0
2008
2009
2010
2011
2012
2013
Dell Inc.
S&P 500
S&P Information Technology


| | 2008 | 2009 | 2010 | 2011 | 2012 | 2013 |
|---|---|---|---|---|---|---|
| **Dell Inc.** | $100.00 | $46.68 | $63.39 | $ 64.62 | $ 86.78 | $ 68.05 |
| **S&P 500** | $100.00 | $61.37 | $81.71 | $ 99.84 | $104.05 | $121.51 |
| **S&P Information Technology** | $100.00 | $63.00 | $96.23 | $120.69 | $127.63 | $138.01 |

## ITEM 6 — SELECTED FINANCIAL DATA

The following selected consolidated financial data for our company should be read in conjunction with "Part II — Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Part II — Item 8 — Financial Statements and Supplementary Data" and are derived from our audited consolidated financial statements included in "Part II — Item 8 — Financial Statements and Supplementary Data" or in our previously filed Annual Reports on Form 10-K.

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | **February 1, 2013** | **February 3, 2012[a]** | **January 28, 2011** | **January 29, 2010** | **January 30, 2009** |
| | (in millions, except per share data) | | | | |
| **Results of Operations:** | | | | | |
| Net revenue | $ 56,940 | $ 62,071 | $ 61,494 | $ 52,902 | $ 61,101 |
| Gross margin | $ 12,186 | $ 13,811 | $ 11,396 | $ 9,261 | $ 10,957 |
| Operating income | $ 3,012 | $ 4,431 | $ 3,433 | $ 2,172 | $ 3,190 |
| Income before income taxes | $ 2,841 | $ 4,240 | $ 3,350 | $ 2,024 | $ 3,324 |
| Net income | $ 2,372 | $ 3,492 | $ 2,635 | $ 1,433 | $ 2,478 |
| Earnings per share: | | | | | |
| Basic | $ 1.36 | $ 1.90 | $ 1.36 | $ 0.73 | $ 1.25 |
| Diluted | $ 1.35 | $ 1.88 | $ 1.35 | $ 0.73 | $ 1.25 |
| Cash dividends declared per common share | $ 0.16 | $ - | $ - | $ - | $ - |
| Number of weighted-average shares outstanding: | | | | | |
| Basic | 1,745 | 1,838 | 1,944 | 1,954 | 1,980 |
| Diluted | 1,755 | 1,853 | 1,955 | 1,962 | 1,986 |
| **Cash Flow & Balance Sheet Data:** | | | | | |
| Net cash provided by operating activities | $ 3,283 | $ 5,527 | $ 3,969 | $ 3,906 | $ 1,894 |
| Cash, cash equivalents and investments | $ 15,342 | $ 18,222 | $ 15,069 | $ 11,789 | $ 9,546 |
| Total assets | $ 47,540 | $ 44,533 | $ 38,599 | $ 33,652 | $ 26,500 |
| Short-term borrowings | $ 3,843 | $ 2,867 | $ 851 | $ 663 | $ 113 |
| Long-term debt | $ 5,242 | $ 6,387 | $ 5,146 | $ 3,417 | $ 1,898 |
| Total stockholders' equity | $ 10,701 | $ 8,917 | $ 7,766 | $ 5,641 | $ 4,271 |

(a) The fiscal year ended February 3, 2012 included 53 weeks.

## ITEM 7 — MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

***All percentage amounts and ratios presented in this management's discussion and analysis were calculated using the underlying data in thousands. Unless otherwise indicated, all changes identified for the current-period results represent comparisons to results for the prior corresponding fiscal periods. Our fiscal year is the 52 or 53 week period ending on the Friday nearest January 31. The fiscal years ended February 1, 2013 ("Fiscal 2013") and January 28, 2011 ("Fiscal 2011") were 52 week periods, while the fiscal year ended February 3, 2012 ("Fiscal 2012") was a 53 week period. Unless the context indicates otherwise, references in this management's discussion and analysis to "we," "us," "our" and "Dell" mean Dell Inc. and our consolidated subsidiaries. This section should be read in conjunction with "Part II — Item 8 — Financial Statements and Supplementary Data."***

### INTRODUCTION

We are a leading global information technology company that offers our customers a broad range of products and services. We built our reputation through listening to customers and developing solutions that meet their needs. A few years ago, we initiated a broad transformation of the company to become an end-to-end technology solutions provider, and we continue to remain focused on this strategy. A key component of this transformation is to continue shifting our portfolio to products and services that provide higher-value and recurring revenue streams over time. As part of this strategy, we emphasize expansion of our enterprise solutions, which include servers, networking, and storage, as well as our services and software capabilities. We believe the most attractive areas for profitable growth in this business include data center and information management, cloud computing, and software. Our client offerings also continue to be an important element of our strategic transformation to an end-to-end technology solutions provider. We believe the strategic and profitable expansion of our client offerings is critical to our long-term success.

To complement this strategy, since the beginning of Fiscal 2012, we have acquired more than twelve businesses whose offerings we can leverage with our global customer base and distribution. These acquisitions have extended our core capabilities in a variety of enterprise offerings, including storage, networking, virtualized server, data center, and desktop solutions, and software-as-a-service application integration, as well as enabled expansion of our customer financing activities. We completed nine of these acquisitions in Fiscal 2013, including our acquisitions of SonicWALL, Wyse Technology, and Quest Software. For further discussion regarding our acquisitions, see Note 7 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

We believe that changing our corporate structure to align with our product and services business units will allow us to better serve and demonstrate our solutions capabilities to our customers and execute our strategy. This change will correspond with how we intend to manage the performance of our product and services offerings. Accordingly, on January 10, 2013, we announced our intention to replace our current segment reporting structure with the following product and services business units in the first quarter of Fiscal 2014:

- End-User Computing Group ("EUC")
- Enterprise Solutions Group ("ESG")
- Dell Services
- Dell Software Group

Through Fiscal 2013, we continued to manage our business in four global customer-centric operating segments: Large Enterprise, Public, Small and Medium Business ("SMB"), and Consumer. We also refer to our Large Enterprise, Public, and SMB segments as "Commercial." For further discussion regarding our segments, see Note 15 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

**Merger Agreement**

On February 5, 2013, Dell announced that it had signed a definitive agreement and plan of merger (the "merger agreement") pursuant to which it will be acquired by Denali Holding Inc. ("Parent"), a Delaware corporation owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, and investment funds affiliated with Silver Lake Partners, a global private equity firm ("Silver Lake"). Following completion of the transaction, Mr. Dell will continue to lead Dell as Chairman and Chief Executive Officer and will maintain a significant equity investment in Dell by contributing his Dell shares to Parent and making a cash investment in Parent. Subject to the satisfaction or permitted waiver of closing conditions set forth in the merger agreement, the merger is expected to be consummated before the end of the second quarter of the fiscal year ending January 31, 2014.

At the effective time of the merger, each share of Dell's common stock issued and outstanding immediately before the effective time, other than certain excluded shares, will be converted into the right to receive $13.65 in cash, without interest (the "merger consideration"). Shares of common stock held by the Parent and its subsidiaries, shares held by Mr. Dell and certain of Mr. Dell's related parties (together with Mr. Dell, the "MD Investors"), and by Dell or any wholly-owned subsidiary of Dell will not be entitled to receive the merger consideration.

Dell's stockholders will be asked to vote on the adoption of the merger agreement and the merger at a special stockholders meeting that will be held on a date to be announced. The closing of the merger is subject to a non-waivable condition that the merger agreement be adopted by the affirmative vote of the holders of (1) at least a majority of all outstanding shares of common stock and (2) at least a majority of all outstanding shares of common stock held by stockholders other than Parent and its subsidiaries, the MD Investors, any other officers and directors of Dell or any other person having any equity interest in, or any right to acquire any equity interest in, Parent's merger subsidiary or any person of which the merger subsidiary is a direct or indirect subsidiary. Consummation of the merger is also subject to certain customary conditions. The merger agreement does not contain a financing condition.

The merger agreement places limitations on Dell's ability to engage in certain types of transactions without Parent's consent during the period between the signing of the merger agreement and the effective time of the merger. During this period, Dell may not repurchase shares of its common stock or declare dividends in excess of the quarterly rate of $0.08 per share authorized under its current dividend policy. In addition, with limited exceptions, Dell may not incur additional debt other than up to $1.8 billion under its existing commercial paper program, $2.0 billion under its revolving credit facilities, $1.5 billion under its structured financing debt facilities, and up to $25 million of additional indebtedness. Further, other than in transactions in the ordinary course of business or within specified dollar limits and certain other limited exceptions, Dell generally may not acquire other businesses, make investments in other persons, or sell, lease, or encumber its material assets.

Parent has obtained equity and debt financing commitments for the transactions contemplated by the merger agreement, the aggregate proceeds of which, together with the proceeds of a rollover investment of Dell shares in Parent by the MD Investors, an investment in subordinated securities and the available cash of Dell, will be sufficient for Parent to pay the aggregate merger consideration and all related fees and expenses. The commitment of financial institutions to provide debt financing for the transaction is subject to a number of customary conditions, including the execution and delivery by the borrowers and the guarantors of definitive documentation consistent with the debt commitment letter.

Pursuant to the terms of a "go-shop" provision in the merger agreement, during the period beginning on the date of the merger agreement and expiring after March 22, 2013, Dell and its subsidiaries and their respective representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide nonpublic information to such third parties and participate in discussions and negotiations with such third parties regarding alternative acquisition proposals. Under the terms and conditions set forth in the merger agreement, before the company stockholder approvals adopting the merger agreement, the Board of Directors may change its recommendation, including in order to approve, and may authorize Dell to enter into, an alternative acquisition proposal if the special committee of the Board of Directors that recommended approval of the merger has determined in good faith, after consultation with outside counsel and its financial advisors, that such alternative acquisition proposal would be more favorable to Dell's stockholders, taking into account all of the terms and conditions of such proposal (including, among other things, the financing, likelihood and timing of its consummation and any adjustments to the merger agreement).

The merger agreement contains certain termination rights for Dell and Parent. Among such rights, and subject to certain limitations, either Dell or Parent may terminate the merger agreement if the merger is not completed by November 5, 2013.

### Presentation of Supplemental Non-GAAP Financial Measures

In this management's discussion and analysis, we use supplemental measures of our performance, which are derived from our consolidated financial information, but which are not presented in our consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). These financial measures, which are considered "non-GAAP financial measures" under SEC rules, include our non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income and non-GAAP earnings per share. See "Results of Operations — Non-GAAP Financial Measures" below for information about our use of these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

## RESULTS OF OPERATIONS

### Consolidated Operations

The following table summarizes our consolidated results of operations for each of the past three fiscal years:

| | Fiscal Year Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | February 1, 2013 | | | February 3, 2012 | | | January 28, 2011 | |
| | Dollars | % of Revenue | % Change | Dollars | % of Revenue | % Change | Dollars | % of Revenue |
| | (in millions, except per share amounts and percentages) | | | | | | | |
| Net revenue: | | | | | | | | |
| Product | $ 44,744 | 78.6% | (10)% | $ 49,906 | 80.4% | -% | $ 50,002 | 81.3% |
| Services, including software related | 12,196 | 21.4% | -% | 12,165 | 19.6% | 6% | 11,492 | 18.7% |
| Total net revenue | $ 56,940 | 100.0% | (8)% | $ 62,071 | 100.0% | 1% | $ 61,494 | 100.0% |
| *Gross margin:* | | | | | | | | |
| Product | $ 8,061 | 18.0% | (21)% | $ 10,217 | 20.5% | 29% | $ 7,934 | 15.9% |
| Services, including software related | 4,125 | 33.8% | 15 % | 3,594 | 29.5% | 4% | 3,462 | 30.1% |
| Total gross margin | $ 12,186 | 21.4% | (12)% | $ 13,811 | 22.3% | 21% | $ 11,396 | 18.5% |
| Operating expenses | $ 9,174 | 16.1% | (2)% | $ 9,380 | 15.2% | 18% | $ 7,963 | 12.9% |
| Operating income | $ 3,012 | 5.3% | (32)% | $ 4,431 | 7.1% | 29% | $ 3,433 | 5.6% |
| Net income | $ 2,372 | 4.2% | (32)% | $ 3,492 | 5.6% | 33% | $ 2,635 | 4.3% |
| Earnings per share — diluted | $ 1.35 | N/A | (28)% | $ 1.88 | N/A | 39% | $ 1.35 | N/A |
| ***Other Financial Information***[(a)] | | | | | | | | |
| Non-GAAP gross margin | $ 12,708 | 22.3% | (10)% | $ 14,165 | 22.8% | 21% | $ 11,731 | 19.1% |
| Non-GAAP operating expenses | $ 8,735 | 15.3% | (3)% | $ 9,030 | 14.5% | 19% | $ 7,582 | 12.3% |
| Non-GAAP operating income | $ 3,973 | 7.0% | (23)% | $ 5,135 | 8.3% | 24% | $ 4,149 | 6.7% |
| Non-GAAP net income | $ 3,017 | 5.3% | (24)% | $ 3,952 | 6.4% | 27% | $ 3,106 | 5.1% |
| Non-GAAP earnings per share — diluted | $ 1.72 | N/A | (19)% | $ 2.13 | N/A | 34% | $ 1.59 | N/A |

(a) Non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per share are not measurements of financial performance prepared in accordance with GAAP. See "Non-GAAP Financial Measures" below for information about these non-GAAP financial measures, including our reasons for including the measures, material limitations with respect to the usefulness of the measures, and a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

### Overview

During 2013, our total revenue decreased 8% from the prior fiscal year. This decrease was primarily driven by a decrease in revenue from our Consumer segment, though all of our segments experienced declines in revenue during Fiscal 2013. These declines were due to weak global macro-economic conditions, competitive pricing dynamics, and increased competition from alternative mobile devices. These dynamics particularly impacted demand for our client products.

The Company is currently undergoing a strategic transformation to an end-to-end technology solutions provider, and we recognize that this transformation will take more time and investment. We expect the challenging environment we experienced in Fiscal 2013 to continue into Fiscal 2014. In the long-run, we believe that we will profitably grow revenue and operating income through the expansion of our enterprise solutions, services, and software businesses, the stabilization and strategic extension of our client offerings, and the continued execution of various cost savings initiatives. We are committed to our strategy to provide end-to-end technology solutions to our customers, and we are continuing to make investments that improve our solutions capabilities. We will continue to balance liquidity, profitability, and growth to position the company for long-term success.

During Fiscal 2013, net revenue from our Consumer customers decreased 20%, and represented approximately 19% of our total net revenue, while net revenue from our Commercial segments decreased 5%, driven by an 8%

decline in net revenue from our Public customers, who continue to experience budgetary constraints, and a 5% decrease in net revenue from our Large Enterprise customers. Net revenue from our SMB segment decreased 1% during Fiscal 2013. All of our Commercial segments experienced declines in revenue from client products, though for our Large Enterprise and SMB segments, these declines were partially offset by increases in revenue from our enterprise solutions and services offerings. Overall, revenue from our client products decreased 15% during Fiscal 2013. The challenges in our client business were partially offset by increases in revenue from enterprise solutions and services. During Fiscal 2013, revenue from our enterprise solutions and services increased 4% and represented 34% of total net revenue, compared to 30% of total net revenue in Fiscal 2012. In addition, gross margin from this area grew to more than 50% of total gross margin during Fiscal 2013. Our Fiscal 2013 software acquisitions, which primarily consist of Quest Software and SonicWALL, are included in the results reported for enterprise solutions and services.

During Fiscal 2013, our consolidated operating income as a percentage of net revenue decreased 180 basis points to 5.3%. For our Commercial segments, operating income as a percentage of net revenue decreased 110 basis points to 9.3% during Fiscal 2013. For our Consumer segment, operating income as a percentage of net revenue decreased 330 basis points to an operating loss percentage of 0.1% during Fiscal 2013. These declines in operating income percentage were primarily attributable to reduced gross margins for our products, due to the competitive pricing dynamics we experienced throughout Fiscal 2013, particularly for our client products. During Fiscal 2013, we observed an industry-wide migration to lower-value client offerings, where we are less competitive. We continue to manage our pricing position within our industry and pursue the development of technology solutions tailored to specific regional needs. Our gross margins include benefits, relating primarily to vendor settlements, of approximately $320 million and $70 million for Fiscal 2013 and Fiscal 2012, respectively.

As of February 1, 2013, we had $15.3 billion of total cash, cash equivalents, and investments and $9.1 billion in total debt. In comparison, as of February 3, 2012, we had $18.2 billion of total cash, cash equivalents, and investments and $9.3 billion in total debt. We generated $3.3 billion in operating cash flows in Fiscal 2013, compared to $5.5 billion during Fiscal 2012. The decrease in operating cash flows for Fiscal 2013 was primarily driven by unfavorable changes in working capital as well as a decrease in net income. During Fiscal 2013, we continued to maintain an efficient cash conversion cycle as well as strong cash and investment positions. We believe that we can generate cash flow from operations in excess of net income over the long term.

**Revenue**

***Fiscal 2013 compared to Fiscal 2012***

- *Product Revenue* — Product revenue decreased 10% during Fiscal 2013, due to declines in revenue from our client products. See "Revenue by Product and Services Categories" for further information regarding product revenue.
- *Services Revenue, including software related* — During Fiscal 2013, services revenue, including software related, was essentially unchanged. Revenue from all software related support services as well as third-party licenses are included herein. Software related support services for all of our software offerings as well as third party software licenses represented 31% and 32% of services revenue, including software related, for Fiscal 2013 and Fiscal 2012, respectively.

  During Fiscal 2013, we experienced a 4% decrease in revenue from third-party software sales, which was offset by a 1% increase in services revenue, excluding software related, as well as software support services revenue from Fiscal 2013 acquisitions. The decline in revenue from third-party software sales was driven by a decrease in unit sales for our client products during Fiscal 2013, compared to Fiscal 2012, which limited the sales volume of our third-party software products. In addition, revenue growth in this area has been impacted by our decision to reduce our participation in lower-value third-party software offerings.

During Fiscal 2013, revenue from outside the U.S. decreased 9% to $28.7 billion and represented 50% of total net revenue, while revenue from the U.S. decreased 7% to $28.2 billion. Revenue from most emerging countries declined during Fiscal 2013, due to the competitive pricing dynamics we experienced. We continue to view these geographical markets, which include the vast majority of the world's population, as a long-term growth opportunity. Accordingly, we continue to pursue development of technology solutions that meet the needs of these markets.

We manage our business on a U.S. dollar basis and factor foreign currency exchange rate movements into our pricing decisions. In addition, we utilize a comprehensive hedging strategy intended to mitigate the impact of foreign currency volatility over time. As a result of our hedging programs, the impact of foreign currency movements was not material to our total net revenue for Fiscal 2013.

***Fiscal 2012 compared to Fiscal 2011***

- *Product Revenue* — Product revenue for Fiscal 2012 was essentially unchanged from the prior year. Product revenue increases in our Large Enterprise and SMB segments were offset by decreases from our Public and Consumer segments. The decline in product revenue from our Public segment was driven by weakened demand, while the decrease in our Consumer segment revenue was largely attributable to lower average selling prices, partially offset by an increase in sales of higher-value products.

- *Services Revenue, including software related* — Services revenue, including software related, increased 6% during Fiscal 2012. Revenue from all software related support services as well as third-party licenses are included herein. These software related services represented 32% and 33% of services revenue, including software related, for Fiscal 2012 and Fiscal 2011, respectively. Our services revenue performance during Fiscal 2012 was attributable to an 8% increase in services revenue, excluding software related, and an increase of 1% in software related revenue. All of our Commercial segments experienced increases in services revenue, while Consumer services revenue decreased.

At a regional level, revenue from outside the U.S. increased 7% to $31.7 billion and represented 51% of total net revenue, while revenue from the U.S. decreased 5% to $30.4 billion. Revenue from most emerging countries increased during Fiscal 2012, compared to Fiscal 2011.

### Gross Margin

***Fiscal 2013 compared to Fiscal 2012***

- *Products* — During Fiscal 2013, product gross margins decreased in absolute dollars and in gross margin percentage. Product gross margin percentage decreased from 20.5% for Fiscal 2012 to 18.0% for Fiscal 2013. The decline in product gross margins was primarily driven by the competitive pricing dynamics we experienced in Fiscal 2013, particularly for our client products. Our gross margins include benefits, relating primarily to settlements from certain vendors regarding their past pricing practices, of approximately $320 million and $70 million for Fiscal 2013 and Fiscal 2012, respectively. Vendor settlements are allocated to our segments based on the relative amount of affected vendor products sold by each segment.

- *Services, including software related* — During Fiscal 2013, our services gross margin increased in absolute dollars and in gross margin percentage. Our gross margin percentage for services, including software related, increased from 29.5% for Fiscal 2012 to 33.8% for Fiscal 2013. Gross margin percentages improved for all of our services and software-related offerings, which include support and deployment services, infrastructure, cloud, and security services, applications and business process services, as well as certain software-related services.

During Fiscal 2013, our total gross margin in dollars decreased 12% to $12.2 billion on a GAAP basis and 10% to $12.7 billion on a non-GAAP basis. Gross margin on a GAAP basis for Fiscal 2013 and Fiscal 2012 includes the effects of amortization of intangible assets and of severance and facility action costs and acquisition-related charges. As set forth in the reconciliation under "Non-GAAP Financial Measures" below, these items are excluded from the calculation of non-GAAP gross margin for Fiscal 2013 and Fiscal 2012. In aggregate, these charges increased 47% to $522 million during Fiscal 2013, compared to Fiscal 2012. Amortization of intangible assets included in GAAP gross margin increased 49% to $455 million during Fiscal 2013. This increase was primarily attributable to an increase in purchased intangible assets over the period. In addition, severance and facility action costs and acquisition-related charges included in gross margin increased 37% to $67 million during Fiscal 2013, driven by an increase in severance and facility action costs.

***Fiscal 2012 compared to Fiscal 2011***

- *Products* — During Fiscal 2012, product gross margins increased in absolute dollars and in gross margin percentage. Product gross margin percentage increased to 20.5% for Fiscal 2012 from 15.9% for Fiscal 2011. A shift away from lower-value business, better supply chain execution, a disciplined pricing strategy in a competitive environment, and favorable component cost conditions contributed to the increase in product gross margin percentage for all of our segments.
- *Services, including software related* — During Fiscal 2012, our services gross margin increased in absolute dollars compared to the prior fiscal year, although our gross margin percentage decreased. The decrease in gross margin percentage for services, including software related, was primarily driven by declines in gross margin percentages from our support and deployment and infrastructure, cloud, and security services.

Total gross margin in dollars for Fiscal 2012 increased 21% on both a GAAP and non-GAAP basis. Total gross margin on a GAAP basis for Fiscal 2012 was $13.8 billion, compared to $14.2 billion on a non-GAAP basis. Gross margin on a GAAP basis for Fiscal 2012 and Fiscal 2011 includes the effects of amortization of intangible assets and of severance and facility action costs and acquisition-related charges. As set forth in the reconciliation under "Non-GAAP Financial Measures" below, these items are excluded from the calculation of non-GAAP gross margin for Fiscal 2012 and Fiscal 2011. Amortization of intangible assets included in gross margin increased 10% to $305 million for Fiscal 2012. Severance and facility action costs and acquisition-related charges included in gross margin decreased 14% to $49 million during Fiscal 2012. The overall decrease in severance and facility action costs and acquisition-related charges was primarily due to a decrease in charges related to facility closures in Fiscal 2011, which was slightly offset by an increase in acquisition-related charges during Fiscal 2012.

*Vendor Rebate Programs*

Our gross margin is affected by our ability to achieve competitive pricing with our vendors and contract manufacturers, including through our negotiation of a variety of vendor rebate programs to achieve lower net costs for the various components we include in our products. Under these programs, vendors provide us with rebates or other discounts from the list prices for the components, which are generally elements of their pricing strategy. Vendor rebate programs are only one element of the costs we negotiate for our product components. We account for vendor rebates and other discounts as a reduction in cost of net revenue. Our total net cost includes supplier list prices reduced by vendor rebates and other discounts. We manage our costs on a total net cost basis.

The terms and conditions of our vendor rebate programs are largely based on product volumes and are generally not long-term in nature, but instead are typically negotiated either at the beginning of the annual or quarterly period, depending on the program. Because of the fluid nature of these ongoing negotiations, which reflect changes in the competitive environment, the timing and amount of vendor rebates and other discounts we receive under the programs may vary from period to period. We monitor our component costs and seek to address the effects of any changes to terms that might arise under our vendor rebate programs. Our gross margins for Fiscal 2013 and Fiscal 2012 were not materially affected by any changes to the terms of our vendor rebate programs, as the amounts we received under these programs were generally stable relative to our total net cost. We are not aware of any significant programmatic changes to vendor pricing or rebate programs that may impact our results in the near term.

In addition, we have pursued legal action against certain vendors and are currently involved in negotiations with other vendors regarding their past pricing practices. We have negotiated settlements with some of these vendors and may have additional settlements in future quarters.

## Operating Expenses

The following table presents information regarding our operating expenses during each of the past three fiscal years:

| | Fiscal Year Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | February 1, 2013 | | | February 3, 2012 | | | January 28, 2011 | |
| | Dollars | % of Revenue | % Change | Dollars | % of Revenue | % Change | Dollars | % of Revenue |
| | (in millions, except percentages) | | | | | | | |
| *Operating expenses:* | | | | | | | | |
| Selling, general, and administrative | $ 8,102 | 14.2% | (5)% | $ 8,524 | 13.7% | 17% | $ 7,302 | 11.9% |
| Research, development, and engineering | 1,072 | 1.9% | 25% | 856 | 1.5% | 30% | 661 | 1.0% |
| Total operating expenses | $ 9,174 | 16.1% | (2)% | $ 9,380 | 15.2% | 18% | $ 7,963 | 12.9% |
| ***Other Financial Information*** | | | | | | | | |
| Non-GAAP operating expenses[(a)] | $ 8,735 | 15.3% | (3)% | $ 9,030 | 14.5% | 19% | $ 7,582 | 12.3% |

(a) For a reconciliation of non-GAAP operating expenses to operating expenses prepared in accordance with GAAP, see "Non-GAAP Financial Measures" below.

***Fiscal 2013 compared to Fiscal 2012***

- *Selling, General, and Administrative* — During Fiscal 2013, selling, general, and administrative ("SG&A") expenses decreased 5%, while SG&A expenses as a percentage of revenue increased. During Fiscal 2013, compensation-related expenses, excluding severance and facility action costs, decreased 6%, driven by a decline in performance-based compensation, which was partially offset by an increase in sales compensation during Fiscal 2013 as we increased the number of enterprise solutions sales specialists. Additionally, other SG&A expenses, excluding amortization of intangible assets and acquisition-related costs, decreased 6% during Fiscal 2013, primarily as a result of a decline in discretionary spending. This decline in discretionary spending was partially offset by higher operating expenses associated with our Fiscal 2013 acquisitions, which generally have higher operating expense structures. We are actively managing our expenses in certain areas to focus spending on strategic investments.
- *Research, Development, and Engineering* — During Fiscal 2013, research, development, and engineering expenses were 1.9% of net revenue, compared to 1.5% during the prior fiscal year. This increase reflects our focus on shifting our investments to research and development activities that support our initiatives to grow our enterprise solutions, services, and software offerings.

Total operating expenses for Fiscal 2013 decreased 2% to $9.2 billion on a GAAP basis and 3% to $8.7 billion on a non-GAAP basis. Operating expenses on a GAAP basis for Fiscal 2013 and Fiscal 2012 include the effects of amortization of intangible assets and of severance and facility action costs and acquisition-related charges. In aggregate, these charges increased 25% to $439 million during Fiscal 2013, compared to Fiscal 2012. Amortization of intangibles increased 84% to $158 million during Fiscal 2013, due to our Fiscal 2012 and Fiscal 2013 acquisitions. In addition, severance and facility action costs and acquisition-related charges included in GAAP operating expenses increased 6% to $281 million during Fiscal 2013, driven by an increase in severance-related expenses. As set forth in the reconciliation under "Non-GAAP Financial Measures" below, amortization of intangibles and severance and facility action costs and acquisition-related costs are excluded from the calculation of non-GAAP operating expenses for Fiscal 2013 and Fiscal 2012.

***Fiscal 2012 compared to Fiscal 2011***

- *Selling, General, and Administrative* — During Fiscal 2012, SG&A expenses increased $1.2 billion. The overall higher level of SG&A expenses was largely attributable to the continued execution of our strategic transformation. Our strategic initiatives have entailed organic investments in enterprise solution selling capabilities and other infrastructure spending as well as investments in enterprise and services-focused acquisitions, which generally have higher expense structures. During Fiscal 2012, compensation-related expenses, excluding severance-related expenses, increased approximately $967 million due to a 6% increase in headcount, which was driven by our organic and inorganic investments. We also experienced an increase of $175 million in advertising, promotional, and other selling-related expenses. In addition, higher SG&A expenses for Fiscal 2012 reflected increases in acquisition-related charges, which were offset in part by decreases in severance and facility action costs, discussed below.
- *Research, Development, and Engineering* — During Fiscal 2012, research, development, and engineering expenses were 1.5% of net revenue, compared to 1.0% during the prior fiscal year. This increase reflects our focus on shifting our investments to research and development activities that support our initiatives to grow our enterprise solutions and services offerings.

Total operating expenses for Fiscal 2012 increased 18% to $9.4 billion on a GAAP basis and 19% to $9.0 billion on a non-GAAP basis over Fiscal 2011. Operating expenses on a GAAP basis for Fiscal 2012 and Fiscal 2011 includes the effects of severance and facility action costs and acquisition-related charges and amortization of intangible assets. These charges increased 45% to $350 million during Fiscal 2012 compared to Fiscal 2011, primarily due to an increase in acquisition-related charges as a result of the larger acquisitions that were completed in Fiscal 2012 compared to Fiscal 2011. For Fiscal 2011, operating expenses on a GAAP basis also included $140 million in settlements we incurred related to an SEC investigation and a securities litigation matter. As set forth in the reconciliation under "Non-GAAP Financial Measures" below, non-GAAP operating expenses for Fiscal 2012 and for Fiscal 2011 exclude the effects of severance and facility action costs and acquisition related charges, amortization of intangible assets, and, for Fiscal 2011, the settlements referred to above.

**Operating and Net Income**

***Fiscal 2013 compared to Fiscal 2012***

- *Operating Income* — During Fiscal 2013, operating income decreased in dollars and as a percentage of revenue. During Fiscal 2013, operating income dollars and percentage declined 32% and 180 basis points, respectively, on a GAAP basis, and 23% and 130 basis points, respectively, on a non-GAAP basis. The decreases in non-GAAP operating income percentage were driven by declines in product gross margin percentage, the effects of which were partially offset by improved gross margin percentages for services, including software related. In addition, operating expenses as a percentage of revenue increased during Fiscal 2013, largely due to an increase in research, development, and engineering expenses. Operating income on a GAAP basis also includes increases in amortization of intangible assets, severance and facility action costs, and acquisition-related costs.
- *Net Income* — During Fiscal 2013, net income decreased 32% to $2.4 billion on a GAAP basis and 24% to $3.0 billion on a non-GAAP basis. Net income on a GAAP and non-GAAP basis was impacted by decreases in operating income, though the effects on net income on a GAAP basis were partially offset by a lower effective tax rate. See "Income and Other Taxes" below for a discussion of our effective tax rates.

***Fiscal 2012 compared to Fiscal 2011***

- *Operating Income* — During Fiscal 2012, operating income increased 29% to $4.4 billion on a GAAP basis and 24% to $5.1 billion on a non-GAAP basis over Fiscal 2011. The increases were primarily attributable to improved gross margins, the effect of which was partially offset by an increase in selling and marketing costs.

- *Net Income* — During Fiscal 2012, net income increased 33% to $3.5 billion on a GAAP basis and 27% to $4.0 billion on a non-GAAP basis over Fiscal 2011. Net income was positively impacted by increases in operating income and a lower effective tax rate, offset in part by unfavorable changes in interest and other, net. Interest and other, net for Fiscal 2011 was favorably impacted by our receipt of a $72 million merger termination fee. This fee is excluded from net income on a non-GAAP basis. See "Income and Other Taxes" and "Interest and Other, net" below for a discussion of our effective tax rates and interest and other, net.

**Non-GAAP Financial Measures**

We use non-GAAP financial measures to supplement the financial information presented on a GAAP basis. We believe that excluding certain items from our GAAP results allows our management to better understand our consolidated financial performance from period to period and in relationship to the operating results of our segments, as management does not believe that the excluded items are reflective of our underlying operating performance. We also believe that excluding certain items from our GAAP results allows our management to better project our future consolidated financial performance because our forecasts are developed at a level of detail different from that used to prepare GAAP-based financial measures. Moreover, we believe these non-GAAP financial measures will provide investors with useful information to help them evaluate our operating results by facilitating an enhanced understanding of our operating performance, and enabling them to make more meaningful period to period comparisons.

The non-GAAP financial measures presented in this report include non-GAAP gross margin, non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, and non-GAAP earnings per share. These non-GAAP financial measures, as defined by us, represent the comparable GAAP measures adjusted to exclude severance and facility action costs and acquisition-related charges, amortization of purchased intangible assets related to acquisitions, the settlements related to an SEC investigation and a securities litigation matter, which were both incurred during the first quarter of Fiscal 2011, and a merger termination fee, which we received during the third quarter of Fiscal 2011, and for non-GAAP net income and non-GAAP earnings per share, the aggregate adjustment for income taxes related to the exclusion of such items. We provide more detail below regarding each of these items and our reasons for excluding them. In future fiscal periods, we may exclude such items and may incur income and expenses similar to these excluded items. Accordingly, the exclusion of these items and other similar items in our non-GAAP presentation should not be interpreted as implying that these items are non-recurring, infrequent, or unusual.

There are limitations to the use of the non-GAAP financial measures presented in this report. Our non-GAAP financial measures may not be comparable to similarly titled measures of other companies. Other companies, including companies in our industry, may calculate the non-GAAP financial measures differently than we do, limiting the usefulness of those measures for comparative purposes. In addition, items such as amortization of purchased intangible assets represent the loss in value of intangible assets over time. The expense associated with this loss in value is not included in the non-GAAP financial measures and such measures, therefore, do not reflect the full economic effect of such loss. Further, items such as severance and facility action costs and acquisition-related charges that are excluded from the non-GAAP financial measures can have a material impact on earnings. Our management compensates for the foregoing limitations by relying primarily on our GAAP results and using non-GAAP financial measures supplementally or for projections when comparable GAAP financial measures are not available. The non-GAAP financial measures are not meant to be considered as indicators of performance in isolation from or as a substitute for gross margin, operating expenses, operating income, net income, and earnings per share prepared in accordance with GAAP, and should be read only in conjunction with financial information presented on a GAAP basis. We provide below reconciliations of each non-GAAP financial measure to its most directly comparable GAAP financial measure, and encourage you to review the reconciliations in conjunction with the presentation of the non-GAAP financial measures for each of the past three fiscal years.

The following is a summary of the costs and other items excluded from the most comparable GAAP financial measures to calculate the non-GAAP financial measures presented in this management's discussion and analysis:

- *Severance and Facility Actions and Acquisition-related Costs* — Severance and facility action costs are primarily related to facilities charges, including accelerated depreciation and severance and benefits for employees terminated pursuant to cost synergies related to strategic acquisitions and actions taken as part of a comprehensive review of costs. Acquisition-related charges are expensed as incurred and consist primarily of retention payments, integration costs, and other costs. Retention payments include stock-based compensation and cash incentives awarded to employees, which are recognized over the vesting period. Integration costs primarily include IT costs related to the integration of IT systems and processes, costs related to the integration of employees, consulting expenses, and for acquisitions made prior to Fiscal 2013, costs related to full-time employees who are working on the integration. Severance and facility actions and acquisition-related charges are inconsistent in amount and are significantly impacted by the timing and nature of these events. Therefore, although we may incur these types of expenses in the future, we believe that eliminating these charges for purposes of calculating the non-GAAP financial measures facilitates a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.

- *Amortization of Intangible Assets* — Amortization of purchased intangible assets consists primarily of amortization of customer relationships, acquired technology, non-compete covenants, and trade names purchased in connection with business acquisitions. We incur charges relating to the amortization of these intangibles, and those charges are included in our Consolidated Financial Statements. Amortization charges for our purchased intangible assets are significantly impacted by the timing and magnitude of our acquisitions. Accordingly, these charges may vary in amount from period to period. We exclude these charges for purposes of calculating the non-GAAP financial measures to facilitate a more meaningful evaluation of our current operating performance and comparisons to our past operating performance.

- *Other Fees and Settlements* — We also adjust our GAAP results for certain fees and settlements. During the third quarter of Fiscal 2011, we received a $72 million fee for termination of a merger agreement with us. During the first quarter of Fiscal 2011, we recorded a $100 million settlement amount for the SEC investigation into certain of our accounting and financial matters, which was initiated in 2005, and incurred $40 million for a securities litigation class action lawsuit that was filed against us during Fiscal 2007. We are excluding these fees and settlements for the purpose of calculating the non-GAAP financial measures because we believe these fees and settlements, while not unusual, are outside our ordinary course of business and do not contribute to a meaningful evaluation of our current operating performance or comparisons to our past operating performance.

- *Aggregate Adjustment for Income Taxes* — The aggregate adjustment for income taxes is the estimated combined income tax effect for the items described above. The tax effects are determined based on the jurisdictions where the items were incurred.

The table below presents a reconciliation of each non-GAAP financial measure to the most comparable GAAP measure for each of the past three fiscal years:

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | February 1, 2013 | % Change | February 3, 2012 | % Change | January 28, 2011 |
| | (in millions, except percentages) | | | | |
| GAAP gross margin | $ 12,186 | (12)% | $ 13,811 | 21% | $ 11,396 |
| Non-GAAP adjustments: | | | | | |
| Amortization of intangibles | 455 | | 305 | | 278 |
| Severance and facility actions and acquisition-related costs | 67 | | 49 | | 57 |
| Non-GAAP gross margin | $ 12,708 | (10)% | $ 14,165 | 21% | $ 11,731 |
| GAAP operating expenses | $ 9,174 | (2)% | $ 9,380 | 18% | $ 7,963 |
| Non-GAAP adjustments: | | | | | |
| Amortization of intangibles | (158) | | (86) | | (71) |
| Severance and facility actions and acquisition-related costs | (281) | | (264) | | (170) |
| Other fees and settlements | - | | - | | (140) |
| Non-GAAP operating expenses | $ 8,735 | (3)% | $ 9,030 | 19% | $ 7,582 |
| GAAP operating income | $ 3,012 | (32)% | $ 4,431 | 29% | $ 3,433 |
| Non-GAAP adjustments: | | | | | |
| Amortization of intangibles | 613 | | 391 | | 349 |
| Severance and facility actions and acquisition-related costs | 348 | | 313 | | 227 |
| Other fees and settlements | - | | - | | 140 |
| Non-GAAP operating income | $ 3,973 | (23)% | $ 5,135 | 24% | $ 4,149 |
| GAAP net income | $ 2,372 | (32)% | $ 3,492 | 33% | $ 2,635 |
| Non-GAAP adjustments: | | | | | |
| Amortization of intangibles | 613 | | 391 | | 349 |
| Severance and facility actions and acquisition-related costs | 348 | | 313 | | 227 |
| Other fees and settlements | - | | - | | 68 |
| Aggregate adjustment for income taxes | (316) | | (244) | | (173) |
| Non-GAAP net income | $ 3,017 | (24)% | $ 3,952 | 27% | $ 3,106 |
| GAAP earnings per share — diluted | $ 1.35 | (28)% | $ 1.88 | 39% | $ 1.35 |
| Non-GAAP adjustments per share — diluted | 0.37 | | 0.25 | | 0.24 |
| Non-GAAP earnings per share — diluted | $ 1.72 | (19)% | $ 2.13 | 34% | $ 1.59 |

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 1, 2013** | **February 3, 2012** | **January 28, 2011** |
| ***Percentage of Total Net Revenue*** | | | |
| GAAP gross margin | 21.4% | 22.3% | 18.5% |
| Non-GAAP adjustments | 0.9% | 0.5% | 0.6% |
| Non-GAAP gross margin | 22.3% | 22.8% | 19.1% |
| GAAP operating expenses | 16.1% | 15.2% | 12.9% |
| Non-GAAP adjustments | (0.8)% | (0.7)% | (0.6)% |
| Non-GAAP operating expenses | 15.3% | 14.5% | 12.3% |
| GAAP operating income | 5.3% | 7.1% | 5.6% |
| Non-GAAP adjustments | 1.7% | 1.2% | 1.1% |
| Non-GAAP operating income | 7.0% | 8.3% | 6.7% |
| GAAP net income | 4.2% | 5.6% | 4.3% |
| Non-GAAP adjustments | 1.1% | 0.8% | 0.8% |
| Non-GAAP net income | 5.3% | 6.4% | 5.1% |

**Segment Discussion**

Through Fiscal 2013, we managed our business in four global customer-centric operating segments: Large Enterprise, Public, Small and Medium Business, and Consumer. Large Enterprise includes sales of IT infrastructure and service solutions to large global and national corporate customers. Public includes sales to educational institutions, governments, health care organizations, and law enforcement agencies, among others. SMB includes sales of complete IT solutions to small and medium-sized businesses. Consumer includes sales to individual consumers, home office customers, and retailers around the world.

In the first quarter of Fiscal 2013, we made certain segment realignments in order to conform to the way we managed segment performance through Fiscal 2013. These realignments affected all of our operating segments, but primarily consisted of the transfer of small office business customers from our SMB operating segment to our Consumer segment. We have recast prior period amounts to provide visibility and comparability. None of these changes impacts our previously reported consolidated net revenue, gross margin, operating income, net income, or earnings per share.

On January 10, 2013, we announced our intention to replace our current segment reporting structure with the following four product and services business units in the first quarter of Fiscal 2014:

- End-User Computing Group ("EUC")
- Enterprise Solutions Group ("ESG")
- Dell Services
- Dell Software Group

EUC will include notebooks, desktop PCs, thin client products, tablets, third-party software, and client-related peripherals. ESG will include servers, networking, storage, converged infrastructure offerings, and ESG-related peripherals. Dell Services will include a broad range of IT and business services, including support and deployment services, infrastructure, cloud, and security services, and applications and business process services. The Dell Software Group will include systems management, security, and information management. See Note 15 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data" for additional information and a reconciliation of segment revenue and operating income to consolidated revenue and operating income.

Broad based, long-term incentive expenses, amortization of purchased intangible assets costs, severance and facility actions and acquisition-related charges, and charges related to our settlement of an SEC investigation as well as a securities litigation class action lawsuit that were incurred during Fiscal 2011, are not allocated to the reporting segments as management does not believe that these items are reflective of the underlying operating performance of the reporting segments. These costs totaled $1.3 billion for Fiscal 2013 and $1.1 billion for each of Fiscal 2012 and Fiscal 2011.

The following table presents our net revenue and operating income by our reportable global segments:

| | Fiscal Year Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | February 1, 2013 | | | February 3, 2012 | | | January 28, 2011 | |
| | Dollars | % of Revenue[(a)] | % Change | Dollars | % of Revenue[(a)] | % Change | Dollars | % of Revenue[(a)] |
| | (in millions, except percentages) | | | | | | | |
| Large Enterprise | | | | | | | | |
| Net revenue | $ 17,781 | 31% | (5)% | $ 18,786 | 30% | 4% | $ 18,111 | 29% |
| Operating income | $ 1,553 | 8.7% | (18)% | $ 1,889 | 10.1% | 27% | $ 1,490 | 8.2% |
| Public | | | | | | | | |
| Net revenue | $ 14,828 | 26% | (8)% | $ 16,070 | 26% | (2)% | $ 16,377 | 27% |
| Operating income | $ 1,238 | 8.3% | (22)% | $ 1,584 | 9.9% | 10% | $ 1,446 | 8.8% |
| Small and Medium Business | | | | | | | | |
| Net revenue | $ 13,413 | 24% | (1)% | $ 13,547 | 22% | 7% | $ 12,608 | 21% |
| Operating income | $ 1,505 | 11.2% | (5)% | $ 1,581 | 11.7% | 14% | $ 1,383 | 11.0% |
| Consumer | | | | | | | | |
| Net revenue | $ 10,918 | 19% | (20)% | $ 13,668 | 22% | (5)% | $ 14,398 | 23% |
| Operating income | $ (11) | (0.1)% | (103)% | $ 433 | 3.2% | 141% | $ 180 | 1.3% |

(a) Operating income percentage of revenue is stated in relation to the respective segment.

***Fiscal 2013 compared to Fiscal 2012***

All of our segments experienced declines in revenue during Fiscal 2013, led by a decline in revenue from our Consumer segment. These declines were due to weak global macro-economic conditions, competitive pricing dynamics, and increased competition from alternative mobile devices. These dynamics particularly impacted demand for our client products.

- *Large Enterprise* — During Fiscal 2013, Large Enterprise experienced a 5% decrease in net revenue. Servers and networking revenue and revenue from services increased 13% and 3%, respectively, while storage revenue declined 19%. Revenue from mobility products, desktop PCs, and third-party software and peripherals decreased 16%, 11%, and 14%, respectively. Large Enterprise revenue decreased across all regions during Fiscal 2013.

  During Fiscal 2013, Large Enterprise's operating income as a percentage of revenue decreased 140 basis points to 8.7%. This decrease was primarily attributable to declines in gross margin percentages for our products, which were partially offset by improvements in our services gross margin percentages. In addition, operating expenses as a percentage of revenue increased during Fiscal 2013, compared to Fiscal 2012, driven by an increase in sales and marketing expenses as a well as an increase in research, development, and engineering expenses as a percentage of revenue.

- *Public* — During Fiscal 2013, Public experienced an 8% decrease in revenue, which was partially attributable to continued budgetary constraints on public spending. During Fiscal 2013, revenue from all product lines decreased, except for revenue from servers and networking, which increased 4%. Storage revenue and revenue from services decreased 12% and 5%, respectively, while revenue from mobility products, desktop PCs, and third-party software and peripherals decreased 14%, 10%, and 8%, respectively. Public revenue decreased across all regions during Fiscal 2013, compared to Fiscal 2012, led by a decline in revenue from the U.S.

During Fiscal 2013, Public's operating income as a percentage of net revenue decreased 160 basis points to 8.3%. This decrease was primarily attributable to declines in gross margin percentages for our products, which were partially offset by improvements in our services gross margin percentages. In addition, operating expenses as a percentage of revenue increased during Fiscal 2013, compared to Fiscal 2012, driven by an increase in sales and marketing expenses as a well as an increase in research, development, and engineering expenses as a percentage of revenue.

- *Small and Medium Business* — During Fiscal 2013, SMB experienced a slight decrease in revenue, which was primarily attributable to a decrease in revenue from our client offerings and revenue from third-party software and peripherals. The effect of the decrease in these offerings and products was largely offset by an increase in revenue from our enterprise solutions and services. Servers and networking revenue and revenue from services increased 15% and 22%, respectively, while storage revenue decreased 7%. Revenue from mobility products, desktop PCs, and third-party software and peripherals decreased 16%, 4%, and 3%, respectively. At a regional level, during Fiscal 2013, SMB experienced an increase in revenue from the Asia-Pacific and Japan region ("APJ"), while revenue from EMEA and the Americas decreased.

  During Fiscal 2013, SMB's operating income as a percentage of net revenue decreased 50 basis points to 11.2%. This decline was attributable to declines in gross margin percentage for our products and an increase in operating expenses as a percentage of revenue, which was driven by an increase in research, development, and engineering expenses. The effects of these factors were largely offset by an increase in gross margin percentage attributable to our services, including software related.

- *Consumer* — During Fiscal 2013, Consumer experienced a 20% decrease in revenue. Revenue from all product and services categories decreased during Fiscal 2013. The overall decrease in Consumer revenue was primarily attributable to a 25% decline in mobility product revenue, driven by a 22% decrease in units sold and a 4% decrease in average selling prices. Desktop PC revenue decreased 8% due to a 4% decline in units sold and a 3% decline in average selling prices. During Fiscal 2013, revenue from third-party software and peripherals and Consumer services revenue decreased 13% and 14%, respectively, due to a decrease in client units sold. Consumer experienced declines in revenue across all regions during Fiscal 2013, compared to Fiscal 2012, led by a decline in revenue from the U.S. During Fiscal 2013, compared to Fiscal 2012, Consumer revenue from most emerging countries decreased.

  During Fiscal 2013, Consumer's operating income as a percentage of net revenue decreased 330 basis points to an operating loss percentage of 0.1%. These declines in operating income percentage were primarily attributable to declines in gross margin percentage for our products.

***Fiscal 2012 compared to Fiscal 2011***

- *Large Enterprise* — During Fiscal 2012, Large Enterprise experienced a 4% increase in revenue that was driven by increases in revenue across all product lines, except for storage revenue, which declined 30%. The decline in storage revenue was primarily due to a decrease in the sale of third-party storage products as we shifted to sales of Dell-owned storage solutions. Revenue from services and servers and networking increased 13% and 9%, respectively, while mobility revenue increased 6% and revenue from desktop PCs and revenue from third-party software and peripherals each increased 1%. During Fiscal 2012, Large Enterprise's revenue from outside the U.S increased, while revenue from the U.S. decreased slightly.

  During Fiscal 2012, Large Enterprise's operating income as a percentage of revenue increased 190 basis points to 10.1%. The increase was primarily attributable to improvements in gross margin for our products, partially offset by an increase in operating expenses as a percentage of net revenue, resulting primarily from increased selling and marketing costs.

- *Public* — During Fiscal 2012, Public experienced a 2% decrease in revenue which was primarily driven by a weakened demand environment. Revenue from desktop PCs, storage products, and mobility products decreased 7%, 16%, and 3%, respectively. Revenue from services, servers and networking, and third-party software and peripherals increased 4%, 3%, and 1%, respectively. The decline in Public's revenue was primarily attributable to revenue decreases in the U.S. and Western Europe, largely because of budgetary constraints on public spending, the effects of which were partially offset by revenue growth in APJ.

During Fiscal 2012, Public's operating income as a percentage of net revenue increased 110 basis points to 9.9%. The increase was primarily attributable to improvements in gross margin for our products, partially offset by an increase in operating expenses as a percentage of net revenue, which was primarily due to increased selling and marketing costs.

- *Small and Medium Business* — During Fiscal 2012, SMB experienced a 7% increase in revenue that was attributable to an increase in revenue from enterprise solutions and services. Revenue from servers and networking, storage, and services increased 17%, 11%, and 24%, respectively. Revenue from third-party software and peripherals, mobility products, and desktop PCs increased 7%, 3%, and 1%, respectively. SMB experienced revenue growth across all regions.

  During Fiscal 2012, SMB's operating income as a percentage of net revenue increased 70 basis points to 11.7%. The increase was primarily attributable to improvements in gross margin for our products, partially offset by an increase in operating expenses as a percentage of net revenue, resulting principally from increased selling and marketing costs.

- *Consumer* — During Fiscal 2012, Consumer experienced a 5% decrease in revenue. Revenue from all product and services categories decreased during Fiscal 2012. The overall decrease in consumer revenue was driven by an 11% decline in revenue from desktop PCs and a 16% decline in revenue from third-party software and peripherals. During Fiscal 2012, desktop PC unit sales declined 5% and the average selling price of desktop PCs decreased 7%. The decline in third-party software and peripherals revenue was due to the removal of lower-value products from our portfolio of product offerings. Mobility revenue decreased 1% due to a decrease in average selling prices of 4%, which was largely offset by a 3% increase in units sold, driven by an overall increase in demand for our higher-value product lines. Revenue from Consumer services decreased 8%, largely due to decreased sales from our U.S. business as well as lower attach rates on our product sales. Revenue from the U.S. decreased 18%, while revenue from outside of the U.S. increased 6%. Revenue from emerging countries increased during Fiscal 2012 compared to the prior fiscal year.

  For Fiscal 2012, Consumer's operating income percentage as a percentage of net revenue increased 190 basis points, to 3.2%. The increase in operating income percentage was largely attributable to an increase in our product gross margin percentage due to a more favorable component cost environment. In addition, during Fiscal 2012, we sold more units of higher-value client products, as compared to the prior year. Furthermore, we experienced an increase in profitability from our customer financing arrangements, which benefited from improvements in consumer credit loss performance on our owned and purchased portfolios. The positive effects of these factors were partially offset by a slight increase in operating expenses as a percentage of revenue due to increased selling and marketing costs.

## Revenue by Product and Services Categories

We design, develop, manufacture, market, sell, and support a wide range of products. Our enterprise products include servers, networking, and storage products. Client products include mobility and desktop PC products. Our services include a broad range of configurable IT and business services, including support and deployment services, infrastructure, cloud, and security services, and applications and business process services. We also offer third-party software and peripherals products.

The following table summarizes our net revenue by product and services categories for each of the past three fiscal years:

| | Fiscal Year Ended | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | February 1, 2013 | | | February 3, 2012 | | | January 28, 2011 | |
| | Dollars | % of Revenue | % Change | Dollars | % of Revenue | % Change | Dollars | % of Revenue |
| | (in millions, except percentages) | | | | | | | |
| *Net revenue:* | | | | | | | | |
| Enterprise solutions and services: | | | | | | | | |
| Enterprise solutions: | | | | | | | | |
| Servers and networking | $ 9,294 | 16% | 11% | $ 8,336 | 13% | 10% | $ 7,609 | 12% |
| Storage | 1,699 | 3% | (13)% | 1,943 | 3% | (15)% | 2,295 | 4% |
| Services | 8,396 | 15% | 1% | 8,322 | 13% | 8% | 7,673 | 12% |
| Third-party software and peripherals | 9,257 | 16% | (9)% | 10,222 | 17% | - % | 10,261 | 17% |
| Client: | | | | | | | | |
| Mobility | 15,303 | 27% | (20)% | 19,104 | 31% | 1% | 18,971 | 31% |
| Desktop PCs | 12,991 | 23% | (8)% | 14,144 | 23% | (4)% | 14,685 | 24% |
| Total net revenue | $ 56,940 | 100% | (8)% | $ 62,071 | 100% | 1% | $ 61,494 | 100% |

***Fiscal 2013 compared to Fiscal 2012***

- *Enterprise Solutions and Services*
  - *Enterprise Solutions:*
    - *Servers and Networking* — During Fiscal 2013, servers and networking revenue increased 11%. This increase was primarily attributable to our Fiscal 2012 and Fiscal 2013 acquisitions of Force10 Networks, Inc., SonicWALL, and Quest Software, which are included in servers and networking revenue from their respective acquisition dates. In addition, revenue from our servers increased, as we experienced an increase in demand for our data center solutions during Fiscal 2013.
    - *Storage* — During Fiscal 2013, storage revenue decreased 13%. These declines were primarily attributable to an anticipated decline in sales of third-party storage products, which were partially offset by revenue from the sale of Dell-branded storage products. Revenue from Dell-branded storage products increased 4% during Fiscal 2013.
  - *Services* — Services revenue increased 1% during Fiscal 2013. This slight increase in services revenue for Fiscal 2013 was driven by a 5% increase in support and deployment services, which consist of support and extended warranty services, enterprise installation, and configuration services. Revenue from support and deployment services continues to benefit from the increased unit sales we experienced in Fiscal 2011 and Fiscal 2012. Although we experienced declines in unit sales from our client products during Fiscal 2013, we are enhancing our focus on value-added attached services. The increase in revenue from support and deployment services was largely offset by an 11% decrease in applications and business process services, which was driven by select contract expirations, as we continue to migrate to contracts that provide higher-value opportunities.

    During Fiscal 2013, deferred services revenue increased 3%. In addition, during the same period, services backlog increased 3% to $8.7 billion as of February 1, 2013, compared to $8.4 billion as of February 3, 2012. We provide information regarding services backlog because we believe it provides useful trend information regarding changes in the size of our services business over time. Estimated services backlog, which is primarily related to our outsourcing services business, represents signed contracts that are initially $2 million or more in total expected revenue with an initial contract term of at least 18 months. The terms of the signed services contracts included in our calculation of services backlog are subject to change and are affected by terminations, changes in the scope of services, and changes to other factors that could impact the value of the contract. For these and other reasons, it is not reasonably practicable to estimate the portions for these backlog amounts that will ultimately be recognized as revenue when performance on the contracts is completed.

We continue to view services as a strategic growth opportunity and will continue to invest in our offerings and resources to focus on increasing our solutions sales.

- *Third-party software and peripherals* — In connection with the sale of our product offerings, we sell a multitude of peripherals, including monitors, printers, projectors, other client and enterprise peripherals, as well as third-party software products. During Fiscal 2013, revenue from third-party software and peripherals decreased 9% when compared to Fiscal 2012. This business was impacted in Fiscal 2013 by a decrease in unit sales of our client products, which limits the sales volume of third-party software and peripherals. In addition, this business has been impacted as we have continued to reduce our participation in non-strategic areas, such as certain third-party software offerings.

- *Client*

  - *Mobility* — Revenue from mobility products (which include notebooks, mobile workstations, and tablets) decreased 20% during Fiscal 2013. This decline was driven by an 18% decrease in mobility unit sales during the period. In addition, average selling prices decreased 2% during Fiscal 2013. During Fiscal 2013, Commercial mobility revenue decreased 15%, while Consumer mobility revenue decreased 25%. During Fiscal 2013, we experienced a difficult pricing environment for our client products. In particular, demand for our client products in emerging countries was impacted as we saw a migration to lower-value offerings, where we are less competitive. Our results were also impacted as customers shifted some of their demand to alternative computing devices, particularly in our Consumer segment.

  - *Desktop PCs* — During Fiscal 2013, revenue from desktop PCs (which include desktop computer systems and fixed workstations) decreased 8%. This decline was driven by a 6% decrease in average selling prices during Fiscal 2013 and a 2% decrease in unit sales over the same period.

***Fiscal 2012 compared to Fiscal 2011***

- *Enterprise Solutions and Services*

  - *Enterprise Solutions:*

    - *Servers and Networking* — The increase in our servers and networking revenue for Fiscal 2012 as compared to Fiscal 2011 was primarily driven by increases in revenue from our PowerEdge lines of servers as well as our virtualized servers and data center solutions. During Fiscal 2012, we saw an overall increase in demand and selling prices.

    - *Storage* — During Fiscal 2012, storage revenue decreased 15%. The decrease in storage revenue was primarily attributable to an anticipated decline in sales of third-party storage products, which was partially offset by revenue from sales of Dell-owned storage products, such as our Compellent products. During Fiscal 2012, sales of Dell-owned storage products increased 21% to 82% of our total storage revenue compared to 57% in the prior year. We believe that Dell-owned storage offerings, which can be sold with service solutions, will generate higher margins in the long-term. Our acquisition of Compellent during the first quarter of Fiscal 2012 expanded our enterprise and data center storage offerings.

- *Services* — During Fiscal 2012, services revenue increased 8% to $8.3 billion. The increase was driven by an increase in support and deployment services revenue as well as increases in infrastructure, cloud, and security services as well as applications and business process services. The increase in infrastructure, cloud, and security services as well as applications and business process services was partially driven by our acquisitions. During Fiscal 2012, deferred services revenue and services backlog each increased 11%.

- *Third-party software and peripherals* — In connection with the sale of our product offerings, we sell a multitude of peripherals, including monitors, printers, projectors, other client and enterprise peripherals, as well as third-party software products. During Fiscal 2012, revenue from third-party software and peripherals was essentially unchanged when compared to the prior year. Revenue growth in this business has been impacted as we continue to reduce our participation in non-strategic areas.

- *Client*

  - *Mobility* — Revenue from mobility products increased 1% during Fiscal 2012. This increase was primarily attributable to a 3% increase in notebook units sold, largely offset by a 3% decline in average selling price. In Fiscal 2012, we experienced declines in revenue from our lower priced consumer notebooks, which were largely offset by increases in revenue from our higher-value lines of notebooks. During Fiscal 2012, Commercial mobility revenue increased 2%, when compared to Fiscal 2011, while Consumer mobility revenue decreased 1%.

  - *Desktop PCs* — During Fiscal 2012, revenue from desktop PCs decreased 4% as the average selling price as well as unit sales for our desktop PCs each decreased 2%, when compared to Fiscal 2011.

**Stock-Based Compensation**

Dell is currently issuing stock grants under the Dell Inc. 2012 Long-Term Incentive Plan (the "2012 Incentive Plan"), which was approved by shareholders at the annual meeting on July 13, 2012. Previous plans, including the Amended and Restated 2002 Long-Term Incentive Plan, have been terminated, except for administration of awards previously granted under those plans that remain outstanding. The 2012 Incentive Plan and all previous plans are collectively referred to as "Dell's Incentive Plans."

Equity awards issued under the 2012 Incentive Plan can include stock options, stock appreciation rights, restricted stock units, unrestricted stock, performance based restricted stock units, or other equity awards. Stock-based compensation expense totaled $347 million for Fiscal 2013, compared to $362 million and $332 million for Fiscal 2012 and Fiscal 2011, respectively. For further discussion on stock-based compensation, see Note 14 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

## Interest and Other, net

The following table provides a detailed presentation of interest and other, net for each of the past three fiscal years:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Interest and other, net:* | | | |
| Investment income, primarily interest | $ 100 | $ 81 | $ 47 |
| Gains on investments, net | 35 | 8 | 6 |
| Interest expense | (270) | (279) | (199) |
| Foreign exchange | (18) | 5 | 4 |
| Other | (18) | (6) | 59 |
| Interest and other, net | $ (171) | $ (191) | $ (83) |

***Fiscal 2013 compared to Fiscal 2012***

During Fiscal 2013, changes in interest and other, net were favorable by $20 million, when compared to Fiscal 2012. These changes were primarily due to an increase in investment income and net gains from the sale of investments, partially offset by foreign exchange fluctuations during Fiscal 2013. The changes in foreign exchange for Fiscal 2013 were primarily due to higher costs associated with our hedging program and revaluations of certain un-hedged foreign currencies.

***Fiscal 2012 compared to Fiscal 2011***

Our investment income increased in Fiscal 2012 over the prior fiscal year primarily due to higher average cash and investment balances as well as a shift to longer-duration investments, which have higher investment yields. The increase in interest expense for Fiscal 2012 compared to Fiscal 2011 was due to higher debt levels, which increased to $9.3 billion as of February 3, 2012, from $6.0 billion as of January 28, 2011. The decrease in other income for Fiscal 2012 was primarily due to a $72 million merger termination fee that we received during Fiscal 2011.

## Income and Other Taxes

Our effective tax rate was 16.5%, 17.6%, and 21.3% for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. The decrease in our effective income tax rate for Fiscal 2013 as compared to Fiscal 2012, was primarily due to vendor settlements we received in Fiscal 2013, which are taxed at lower rates than the U.S. tax rate, partially offset by an increase in the proportion of taxable income attributable to higher tax jurisdictions. The decrease in our effective income tax rate for Fiscal 2012 as compared to Fiscal 2011, was primarily due to an increase in the proportion of taxable income attributable to lower rate jurisdictions.

Our effective tax rate can fluctuate depending on the geographic distribution of our world-wide earnings, as our foreign earnings are generally taxed at lower rates than in the U.S. In certain jurisdictions, our tax rate is significantly less than the applicable statutory rate as a result of tax holidays. The majority of our foreign income that is subject to these tax holidays and lower tax rates is attributable to Singapore, China, and Malaysia. Our significant tax holidays expire in whole or in part during Fiscal 2016 through Fiscal 2022. The differences between our effective tax rate and the U.S. federal statutory rate of 35% principally resulted from the geographical distribution of taxable income discussed above and permanent differences between the book and tax treatment of certain items. We continue to assess our business model and its impact in various taxing jurisdictions.

For a further discussion regarding tax matters, including the status of income tax audits, see Note 11 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data."

## ACCOUNTS RECEIVABLE

We sell products and services directly to customers and through a variety of sales channels, including retail distribution. As of February 1, 2013, our accounts receivable, net was $6.6 billion, which represented a 2% increase from our balance as of February 3, 2012. This increase in accounts receivable, net was primarily due to a shift in the mix of receivables to customers with longer payment terms. We maintain an allowance for doubtful accounts to cover receivables that may be deemed uncollectible. The allowance for losses is based on a provision for accounts that are collectively evaluated based on historical bad debt experience as well as specific identifiable customer accounts that are deemed at risk. As of February 1, 2013 and February 3, 2012, the allowance for doubtful accounts was $72 million and $63 million, respectively. Based on our assessment, we believe we are adequately reserved for expected credit losses. We monitor the aging of our accounts receivable and continue to take actions to reduce our exposure to credit losses.

## DELL FINANCIAL SERVICES AND FINANCING RECEIVABLES

Dell Financial Services ("DFS") offers a wide range of financial services, including originating, collecting, and servicing customer receivables primarily related to the purchase of Dell products. In some cases, we originate financing activities for our commercial customers related to the purchase of third-party technology products that complement our portfolio of products and services. New financing originations, which represent the amounts of financing provided by DFS to customers for equipment and related software and services, including third-party originations, were approximately $3.5 billion, $3.8 billion, and $4.0 billion for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. The decline in originations during the period was driven by a decrease in unit sales for our client products, particularly in our Consumer segment. At February 1, 2013 and February 3, 2012, our net financing receivables balances were $4.6 billion and $4.7 billion, respectively.

To support the financing needs of our customers internationally, we have aligned with a select number of third-party financial services companies. During Fiscal 2012, we entered into a definitive agreement to acquire CIT Vendor Finance's Dell-related financing assets portfolio and sales and servicing functions in Europe for approximately $500 million. Subject to customary closing, regulatory, and other conditions, we expect to complete this transaction in Fiscal 2014. In connection with this transaction, we have filed an application for a bank license with The Central Bank of Ireland to facilitate ongoing financing offerings.

We have securitization programs to fund revolving loans and fixed-term leases and loans through consolidated special purpose entities ("SPEs"), which we account for as secured borrowings. We transfer certain U.S. customer financing receivables to these SPEs, whose purpose is to facilitate the funding of customer receivables through financing arrangements with multi-seller conduits that issue asset-backed debt securities in the capital markets. We transferred $2.0 billion, $2.3 billion, and $1.9 billion to these SPEs during Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. Our risk of loss related to these securitized receivables is limited to the amount of our over-collateralization in the transferred pool of receivables. The structured financing debt related to all of our secured borrowing securitization programs was $1.3 billion as of both February 1, 2013 and February 3, 2012. In addition, the carrying amount of the corresponding financing receivables was $1.5 billion as of both February 1, 2013 and February 3, 2012.

We maintain an allowance to cover expected financing receivable credit losses and evaluate credit loss expectations based on our total portfolio. For Fiscal 2013, Fiscal 2012, and Fiscal 2011, the principal charge-off rate for our total portfolio was 4.1%, 4.6%, and 7.5%, respectively. The charge-off rate for Fiscal 2011 is annualized for a portfolio of receivables that consisted of revolving Dell U.S. customer account balances that was purchased during the third quarter of Fiscal 2011. The credit quality mix of our financing receivables has improved in recent years due to our underwriting actions and as the mix of high quality commercial accounts in our portfolio has increased. The allowance for losses is determined based on various factors, including historical and anticipated experience, past due receivables, receivable type, and customer risk profile. At February 1, 2013 and February 3, 2012, the allowance for financing receivable losses was $192 million and $202 million, respectively. In general, the loss rates on our financing receivables for Fiscal 2013 improved over the prior year. We expect the loss rates in future periods to stabilize, with movements in these rates being primarily driven by seasonality and a continued shift in portfolio composition to lower risk commercial assets. We continue to monitor broader economic indicators and their potential impact on future loss performance. We have an extensive process to manage our exposure to customer credit risk, including active management of credit lines and our collection activities. We also sell selected fixed-term financing receivables to unrelated third parties on a periodic basis, primarily to manage certain concentrations of customer credit exposure. Based on our assessment of the customer financing receivables, we believe that we are adequately reserved.

See Note 4 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data" for additional information about our financing receivables and the associated allowance.

## OFF-BALANCE SHEET ARRANGEMENTS

With the consolidation of our previously nonconsolidated special purpose entities, we no longer have off-balance sheet financing arrangements.

## LIQUIDITY, CAPITAL COMMITMENTS, AND CONTRACTUAL CASH OBLIGATIONS

### Current Market Conditions

We regularly monitor economic conditions and associated impacts on the financial markets and our business. We consistently evaluate the financial health of our supplier base, carefully manage customer credit, diversify counterparty risk, and monitor the concentration risk of our cash and cash equivalents balances globally. We routinely monitor our financial exposure to both sovereign and non-sovereign borrowers and counterparties.

We monitor credit risk associated with our financial counterparties using various market credit risk indicators such as credit ratings issued by nationally recognized rating agencies and changes in market credit default swap levels. We perform periodic evaluations of our positions with these counterparties and may limit exposure to any one counterparty in accordance with our policies. We monitor and manage these activities depending on current and expected market developments.

We use derivative instruments to hedge certain foreign currency exposures. We use forward contracts and purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in our forecasted transactions denominated in currencies other than the U.S. dollar. In addition, we primarily use forward contracts and may use purchased options to hedge monetary assets and liabilities denominated in a foreign currency. See Note 6 of the Notes to the Consolidated Financial Statements under "Part II — Item 8 — Financial Statements and Supplementary Data" for more information about our use of derivative instruments.

See "Part I — Item 1A — Risk Factors" for further discussion of risks associated with our use of counterparties. The impact on our Consolidated Financial Statements of any credit adjustments related to these counterparties has been immaterial.

## Liquidity

Cash generated from operations is our primary source of operating liquidity. In general, we seek to deploy our capital in a systematically prioritized manner, focusing first on requirements for operations, then on growth investments, and finally on returns of cash to stockholders. The merger agreement for our proposed merger transaction, described in the introduction to this management's discussion and analysis, places certain limitations on our use of cash, including our application of cash to repurchase shares, declare quarterly dividends in excess of $0.08 per share, and pursue significant business acquisitions.

Our strategy is to deploy capital, whether internally generated cash or debt, depending on the adequacy and availability of that source of capital and whether it can be accessed in a cost effective manner. While cash generated from operations is our primary source of operating liquidity, we use a variety of capital sources to fund the growth in our financing receivables, fund our needs for less predictable strategic initiatives, and return capital to stockholders. The merger agreement for our proposed merger transaction places certain limitations on the amount of debt we can assume. In addition, subsequent to the announcement of the proposed merger, our credit rating was downgraded to below investment grade by one of the major credit rating agencies, which significantly limits our ability to access the commercial paper market. If the proposed merger is not consummated, our credit rating may continue to be impacted, which will prolong our more limited access to the capital markets. We believe that internally generated cash flows, which consist of operating cash flows, are sufficient to support our day-to-day business operations, both domestically and internationally, for at least the next 12 months.

At February 1, 2013, we had $15.3 billion of total cash, cash equivalents, and investments, substantially all of which was held outside of the U.S. We access our foreign cash balances in a tax efficient manner when appropriate. The following table summarizes our cash and cash equivalents, investments, and available borrowings as of February 1, 2013, and February 3, 2012:

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Cash, cash equivalents, and investments:* | | |
| Cash and cash equivalents | $ 12,569 | $ 13,852 |
| Investments | 2,773 | 4,370 |
| Cash, cash equivalents, and investments | 15,342 | 18,222 |
| Unsecured revolving credit facilities[(a)] | 3,000 | 3,000 |
| Total cash, cash equivalents, investments, and available borrowings | $ 18,342 | $ 21,222 |

(a) Under the merger agreement, we may access up to $2.0 billion outstanding at any time under our unsecured revolving credit facilities.

We have senior unsecured revolving credit facilities primarily to support our commercial paper program. No amounts were outstanding under our revolving credit facilities as of February 1, 2013 or February 3, 2012.

Of our $15.3 billion of cash, cash equivalents, and investments as of February 1, 2013, $12.6 billion is classified as cash and cash equivalents. Our cash equivalents primarily consist of money market funds and certificates of deposit. The remaining $2.8 billion of investments is primarily invested in fixed income securities of varying maturities at the date of acquisition. The fair value of our portfolio can be affected by interest rate movements, credit risk, and liquidity risks. The objective of our investment policy and strategy is to manage our total cash and investments balances to preserve principal and maintain liquidity while maximizing the return on the investment portfolio through the full investment of available funds. We diversify our investment portfolio by investing in multiple types of investment-grade securities and through the use of third-party investment managers.

A significant portion of our income is earned in non-U.S. jurisdictions. Under current law, earnings available to be repatriated to the U.S. would be subject to U.S. federal income tax, less applicable foreign tax credits. We have provided for the U.S. federal tax liability on these amounts for financial statement purposes, except for foreign earnings that are considered permanently reinvested outside of the U.S. We utilize a variety of tax planning and financing strategies with the objective of having our worldwide cash available in the locations where it is needed.

The following table summarizes our outstanding debt as of February 1, 2013, and February 3, 2012:

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Outstanding Debt* | | |
| Senior notes and debentures | $ 5,988 | $ 6,391 |
| Structured financing debt | 1,288 | 1,360 |
| Commercial paper | 1,807 | 1,500 |
| Other | 2 | 3 |
| Total debt | $ 9,085 | $ 9,254 |

During Fiscal 2013, total debt decreased $169 million due to a repayment of $400 million in maturing senior notes, as well as a decrease in structured financing debt, partially offset by a net issuance of commercial paper. In connection with the announcement of our proposed merger transaction, our credit rating was downgraded to below investment grade by one of the major credit rating agencies. This credit downgrade significantly limits our ability to access the commercial paper market. As of February 3, 2013, we had $1.8 billion in outstanding commercial paper as well as $1.1 billion in senior notes that will mature during the next twelve months. We have sufficient cash balances and access to our revolving credit facilities to repay our outstanding commercial paper as well as these maturing senior notes.

We also issue structured financing-related debt to fund our financing receivables as discussed under "Financing Receivables" above. As of February 1, 2013, we had $1.3 billion in outstanding structured financing securitization debt. Our securitization programs are structured to operate near their debt capacity and are generally effective for 12 months. Our programs will be subject to renewal during the first half of Fiscal 2014, and we expect to renew these programs on their current terms. We balance the use of our securitization programs with working capital and other sources of liquidity to fund growth in our financing receivables. See Note 4 of the Notes to the Consolidated Financial Statements under "Part II — Item 8 — Financial Statements and Supplementary Data" for further discussion of our structured financing debt. Under the merger agreement, we may not incur debt under these programs of more than $1.5 billion outstanding at any time.

We intend to maintain appropriate debt levels, subject to the limitations under the merger agreement, based upon cash flow expectations, the overall cost of capital, cash requirements for operations, and discretionary spending, including spending for permitted business acquisitions and permitted dividend payments. See Note 5 of the Notes to the Consolidated Financial Statements under "Part II — Item 8 — Financial Statements and Supplementary Data" for further discussion of our debt.

Our management actively monitors the efficiency of our balance sheet under various macro-economic and competitive scenarios. These scenarios quantify risks to the financial statements and provide a basis for actions necessary to ensure adequate liquidity, both domestically and internationally, to support our strategic initiatives, return capital to stockholders, and fund other corporate needs.

The following table contains a summary of our Consolidated Statements of Cash Flows for the past three fiscal years:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Net change in cash from:* | | | |
| Operating activities | $ 3,283 | $ 5,527 | $ 3,969 |
| Investing activities | (3,316) | (6,166) | (1,165) |
| Financing activities | (1,210) | 577 | 477 |
| Effect of exchange rate changes on cash and cash equivalents | (40) | 1 | (3) |
| Change in cash and cash equivalents | $ (1,283) | $ (61) | $ 3,278 |

Operating Activities — Operating cash flows for Fiscal 2013 decreased $2.2 billion compared to Fiscal 2012. This decrease in operating cash flows was primarily driven by unfavorable changes in working capital as well as a decrease in net income. For Fiscal 2012 compared to Fiscal 2011, operating cash flows increased $1.6 billion. This increase in operating cash flows was primarily attributable to an increase in net income as well as favorable changes in working capital.

Investing Activities — Investing activities primarily consist of the sales and purchases of investments, net of maturities, capital expenditures for property, plant, and equipment, and cash used to fund strategic acquisitions. Cash used in investing activities during Fiscal 2013 was $3.3 billion, compared to $6.2 billion and $1.2 billion during Fiscal 2012 and Fiscal 2011, respectively. The overall decrease in cash used in investing activities during Fiscal 2013 compared to Fiscal 2012 was driven by an increase in cash from the sale and maturity of investments as well as a decrease in investment purchases during the period, the effects of which were largely offset by higher spending on business acquisitions. For Fiscal 2012 compared to Fiscal 2011, the increase in cash used in investing activities was primarily attributable to the net increase in cash used to purchase investments as we shifted funds to investments with original maturities of greater than 90 days and higher spending on business acquisitions.

Financing Activities — Financing activities primarily consist of proceeds and repayments from borrowings, the repurchase of our common stock, and cash used to fund dividend payments. Cash used in financing activities for Fiscal 2013 was $1.2 billion, compared to cash provided by financing activities of $0.6 billion and $0.5 billion for Fiscal 2012 and Fiscal 2011, respectively. The decrease in cash provided by financing activities for Fiscal 2013 was attributable to a decrease in net proceeds from debt, which was largely offset by a decrease in share repurchases during the Fiscal 2013, compared to Fiscal 2012. During Fiscal 2012, net proceeds from the issuance of long-term debt were $1.5 billion. In comparison, during Fiscal 2013, we repaid $400 million in maturing senior notes. During Fiscal 2012, we repurchased approximately 178 million shares of common stock for $2.7 billion, compared to 46 million shares of common stock for $0.7 billion during Fiscal 2013. In addition, during Fiscal 2013, we announced a dividend program, under which we paid $278 million in cash dividends to our stockholders.

For Fiscal 2012 compared to Fiscal 2011, the slight year-over-year increase in cash provided by financing activities was primarily due to the issuance of $1.5 billion in commercial paper, compared to a net repayment of $0.5 billion of commercial paper in Fiscal 2011. This increase was offset by an additional $1.9 billion in share repurchases during Fiscal 2012 compared to Fiscal 2011.

*Key Performance Metrics* — The following table presents the components of our cash conversion cycle for the fourth quarter of each of the past three fiscal years:

| | Fiscal Quarter Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| Days of sales outstanding[(a)] | 46 | 42 | 40 |
| Days of supply in inventory[(b)] | 11 | 11 | 9 |
| Days in accounts payable[(c)] | (93) | (89) | (82) |
| Cash conversion cycle | (36) | (36) | (33) |

(a) Days of sales outstanding ("DSO") calculates the average collection period of our receivables. DSO is based on the ending net trade receivables and the most recent quarterly revenue for each period. DSO also includes the effect of product costs related to customer shipments not yet recognized as revenue that are classified in other current assets. DSO is calculated by adding accounts receivable, net of allowance for doubtful accounts, and customer shipments in transit and dividing that sum by average net revenue per day for the current quarter (90 days for Fiscal 2013 and Fiscal 2011; 97 days for Fiscal 2012). At February 1, 2013, February 3, 2012 and January 28, 2011, DSO and days of customer shipments not yet recognized were 42 and 4 days, 39 and 3 days, and 37 and 3 days, respectively.

(b) Days of supply in inventory ("DSI") measures the average number of days from procurement to sale of our products. DSI is based on ending inventory and most recent quarterly cost of sales for each period. DSI is calculated by dividing inventory by average cost of goods sold per day for the current quarter (90 days for Fiscal 2013 and Fiscal 2011; 97 days for Fiscal 2012).

(c) Days in accounts payable ("DPO") calculates the average number of days our payables remain outstanding before payment. DPO is based on ending accounts payable and most recent quarterly cost of sales for each period. DPO is calculated by dividing accounts payable by average cost of goods sold per day for the current quarter (90 days for Fiscal 2013 and Fiscal 2011; 97 days for Fiscal 2012).

Our cash conversion cycle for the fiscal quarter ended February 1, 2013 was essentially unchanged compared to the fiscal quarter ended February 2, 2012. The four day improvement in DPO was driven by the timing of payments as well as the conversion of payment terms for certain suppliers in the fourth quarter of Fiscal 2013. This improvement in DPO was offset by a four day increase in DSO, which was attributable to a shift in the mix of receivables towards customers with longer payment terms. DSI for the fiscal quarter ended February 1, 2013 was essentially unchanged compared to the fiscal quarter ended February 2, 2012. As we execute our strategic initiatives, certain components of our cash conversion cycle may be impacted. However, we expect our business model will continue to allow us to maintain an efficient cash conversion cycle, which compares favorably with that of others in our industry.

Our cash conversion cycle improved three days for the fiscal quarter ended February 3, 2012, from the fiscal quarter ended January 28, 2011, driven by a seven day improvement in DPO, which was largely attributable to the timing of payments to vendors at the end of the period as compared to the prior year due to an additional week of operations in Fiscal 2012. This improvement in DPO was partially offset by a two day increase in DSO and a two day increase in DSI. The increase in DSO from January 28, 2011 was due to a shift in the mix of receivables towards customers with longer payment terms. The increase in DSI from January 28, 2011 was primarily driven by strategic purchases of inventory.

We defer the cost of revenue associated with customer shipments not yet recognized as revenue until these shipments are delivered. These deferred costs are included in our reported DSO because we believe this reporting results in a more accurate presentation of our DSO and cash conversion cycle. These deferred costs are recorded in other current assets in our Consolidated Statements of Financial Position and totaled $665 million at February 1, 2013, $482 million at February 3, 2012, and $541 million at January 28, 2011.

## Capital Commitments

*Share Repurchase Program* — We have a share repurchase program that authorizes us to purchase shares of our common stock through a systematic program of open market purchases in order to increase shareholder value and manage dilution resulting from shares issued under our equity compensation plans. However, we do not currently have a policy that requires the repurchase of common stock to offset share-based compensation arrangements. We did not repurchase any shares of our common stock during the second half of Fiscal 2013. As of February 1, 2013, $5.3 billion remained authorized for future share repurchases. The merger agreement prohibits us from engaging in additional share repurchases.

*Dividend Program* — On June 12, 2012, we announced that our Board of Directors adopted a dividend policy under which we paid quarterly dividends of $0.08 per share during the third and fourth quarters of Fiscal 2013. The cash dividend policy and the declaration and payment of each quarterly cash dividend will be subject to the Board's continuing determination that the policy and the declaration of dividends thereunder are in the best interest of our stockholders and are in compliance with applicable law. The Board of Directors retains the power to modify, suspend, or cancel our dividend policy in any manner and at any time that it may deem necessary or appropriate in the future. Under the merger agreement, we may not pay dividends with a quarterly rate greater than the rate of $0.08 per share authorized under our current dividend policy.

*Capital Expenditures* — During Fiscal 2013 and Fiscal 2012, we spent $513 million and $675 million, respectively, on property, plant, and equipment primarily in connection with our global expansion efforts and infrastructure investments made to support future growth. Product demand, product mix, and the increased use of contract manufacturers, as well as ongoing investments in operating and information technology infrastructure, influence the level and prioritization of our capital expenditures. Aggregate capital expenditures for Fiscal 2014, which will be primarily related to infrastructure investments and strategic initiatives, are currently expected to total approximately $500 million. These expenditures will be primarily funded from our cash flows from operating activities.

*Purchase Obligations* — We utilize several suppliers to manufacture sub-assemblies for our products. Our efficient supply chain management allows us to enter into flexible and mutually beneficial purchase arrangements with our suppliers in order to minimize inventory risk. Consistent with industry practice, we acquire raw materials or other goods and services, including product components, by issuing to suppliers authorizations to purchase based on our projected demand and manufacturing needs. See "Liquidity, Capital Commitments, and Contractual Cash Obligations — Contractual Cash Obligations" for more information about our purchase commitments.

## Contractual Cash Obligations

The following table summarizes our contractual cash obligations at February 1, 2013:

| | | Payments Due by Period | | | |
|---|---|---|---|---|---|
| | Total | Fiscal 2014 | Fiscal 2015-2016 | Fiscal 2017-2018 | Thereafter |
| | | | (in millions) | | |
| *Contractual cash obligations:* | | | | | |
| Principal payments on long-term debt | $ 6,772 | $ 1,617 | $ 2,255 | $ 400 | $ 2,500 |
| Operating leases | 613 | 137 | 238 | 139 | 99 |
| Purchase obligations | 515 | 399 | 115 | 1 | - |
| Interest | 2,172 | 242 | 372 | 297 | 1,261 |
| Uncertain tax positions[a] | - | - | - | - | - |
| Contractual cash obligations | $ 10,072 | $ 2,395 | $ 2,980 | $ 837 | $ 3,860 |

(a) We have approximately $2.9 billion in additional liabilities associated with uncertain tax positions that are not expected to be liquidated in Fiscal 2014. We are unable to reliably estimate the expected payment dates for these additional non-current liabilities.

*Principal Payments on Long-Term Debt* — Our expected principal cash payments related to long term debt are exclusive of hedge accounting adjustments or discounts and premiums. We have outstanding long-term unsecured notes with varying maturities. For additional information, see Note 5 of the Notes to the Consolidated Financial Statements under "Part II — Item 8 — Financial Statements and Supplementary Data."

*Operating Leases* — We lease property and equipment, manufacturing facilities, and office space under non-cancellable leases. Certain of these leases obligate us to pay taxes, maintenance, and repair costs.

*Purchase Obligations* — Purchase obligations are defined as contractual obligations to purchase goods or services that are enforceable and legally binding on us. These obligations specify all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. Purchase obligations do not include contracts that may be canceled without penalty.

We utilize several suppliers to manufacture sub-assemblies for our products. Our efficient supply chain management allows us to enter into flexible and mutually beneficial purchase arrangements with our suppliers in order to minimize inventory risk. Consistent with industry practice, we acquire raw materials or other goods and services, including product components, by issuing to suppliers authorizations to purchase based on our projected demand and manufacturing needs. These purchase orders are typically fulfilled within 30 days and are entered into during the ordinary course of business in order to establish best pricing and continuity of supply for our production. Purchase orders are not included in the table above as they typically represent our authorization to purchase rather than binding purchase obligations.

Our purchase obligations decreased from $2.9 billion at February 3, 2012 to $515 million at February 1, 2013. This decrease was primarily attributable to the fulfillment of commitments to purchase hard disk drives following disruption of the supply chain as a result of severe flooding in Thailand during the third quarter of Fiscal 2012.

*Interest* — See Note 5 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data" for further discussion of our debt and related interest expense.

### Risk Factors Affecting Our Business and Prospects

There are numerous significant risks that affect our business, operating results, financial condition, and prospects. Many of these risks are beyond our control. These risks include those relating to:

- potential effects of any failure of our proposed merger to close;
- intense competition;
- our reliance on vendors for products and components, including reliance on several single-source or limited-source suppliers;
- our ability to achieve favorable pricing from our vendors;
- adverse global economic conditions and instability in financial markets;
- our ability to manage effectively the change involved in implementing our strategic initiatives;
- successful implementation of our acquisition strategy;
- our cost efficiency measures;
- our ability to manage solutions, product, and services transitions in an effective manner;
- our ability to deliver products and services of consistent quality;
- our ability to generate substantial non-U.S. net revenue;
- our product, customer, and geographic sales mix, or seasonal sales trends;
- the performance of our sales channel participants;
- access to the capital markets by us and some of our customers;
- weak economic conditions and additional regulation affecting our financial services activities;
- counterparty default;
- customer terminations of, or pricing changes in, services contracts, or our failure to perform as we anticipate at the time we enter into services contracts;
- loss of government contracts;
- our ability to develop, obtain or protect licenses to intellectual property developed by us or by others on commercially reasonable and competitive terms;
- infrastructure disruptions;
- cyber attacks or other data security breaches;
- our ability to hedge effectively our exposure to fluctuations in foreign currency exchange rates and interest rates;
- expiration of tax holidays or favorable tax rate structures, or unfavorable outcomes in tax audits and other tax compliance matters;
- impairment of our portfolio investments;
- unfavorable results of legal proceedings;
- our ability to attract, retain, and motivate key personnel;
- our ability to maintain strong and effective internal controls;
- our compliance with current and changing environmental and safety laws or other regulatory laws; and
- the effect of armed hostilities, terrorism, natural disasters, and public health issues.

For a discussion of these risk factors affecting our business, operating results, financial conditions, and prospects, see "Part I — Item 1A — Risk Factors."

**Critical Accounting Policies**

We prepare our financial statements in conformity with GAAP. The preparation of financial statements in accordance with GAAP requires certain estimates, assumptions, and judgments to be made that may affect our Consolidated Statements of Financial Position and Consolidated Statements of Income. Accounting policies that have a significant impact on our Consolidated Financial Statements are described in Note 1 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data." The accounting estimates and assumptions discussed in this section are those that we consider to be the most critical. We consider an accounting policy to be critical if the nature of the estimate or assumption is subject to a material level of judgment and if changes in those estimates or assumptions are reasonably likely to materially impact our Consolidated Financial Statements. We have discussed the development, selection, and disclosure of our critical accounting policies with the Audit Committee of our Board of Directors.

*Revenue Recognition and Related Allowances* — We enter into contracts to sell our products and services, and frequently enter into sales arrangements with customers that contain multiple elements or deliverables, such as hardware, services, software, and peripherals. We use general revenue recognition accounting guidance for hardware, software bundled with hardware that is essential to the functionality of the hardware, peripherals, and certain services. We recognize revenue for these products when it is realized or realizable and earned. Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; our fee is fixed and determinable; and collection of the resulting receivable is reasonably assured. Judgments and estimates are necessary to ensure compliance with GAAP. These judgments include the allocation of the proceeds received from an arrangement to the multiple elements, and the appropriate timing of revenue recognition.

Revenue from sales of third-party software and extended warranties for third-party products, for which we do not meet the criteria for gross revenue recognition, is recognized on a net basis. All other revenue is recognized on a gross basis.

Services revenue and cost of services revenue captions on the Consolidated Statements of Income include services revenue, third-party software revenue, and support services related to Dell-owned software offerings.

Most of our products and services qualify as separate units of accounting. We allocate revenue to all deliverables based on their relative selling prices. GAAP requires the following hierarchy to be used to determine the selling price for allocating revenue to deliverables; (1) vendor-specific objective evidence ("VSOE"); (2) third-party evidence of selling price ("TPE"); or (3) best estimate of the selling price ("ESP"). In instances where we cannot establish VSOE, we establish TPE by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers.

We record reductions to revenue for estimated customer sales returns, rebates, and certain other customer incentive programs. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience, contractual terms, and current conditions. The primary factors affecting our accrual for estimated customer returns include estimated return rates as well as the number of units shipped that have a right of return that has not expired as of the balance sheet date. If returns cannot be reliably estimated, revenue is not recognized until a reliable estimate can be made or the return right lapses. Each quarter, we reevaluate our estimates to assess the adequacy of our recorded accruals and allowance for doubtful accounts, and adjust the amounts as necessary.

We sell our products directly to customers as well as through other distribution channels, including retailers, distributors, and resellers. Sales through our distribution channels are primarily made under agreements allowing for limited rights of return, price protection, rebates, and marketing development funds. We have generally limited return rights through contractual caps or we have an established selling history for these arrangements. Therefore, there is sufficient data to establish reasonable and reliable estimates of returns for the majority of these sales. To the extent price protection or return rights are not limited and a reliable estimate cannot be made, all of the revenue and related cost are deferred until the product has been sold to the end-user or the rights expire. We record estimated reductions to revenue or an expense for distribution channel programs at the later of the offer or the time revenue is recognized.

We recognize revenue in accordance with industry-specific software accounting guidance for all software and post-contract support ("PCS") that are not essential to the functionality of the hardware. Accounting for software that is essential to the functionality of the hardware is accounted for as specified above. We have not established VSOE for third-party software offerings. For the majority of Dell-owned software offerings, we have established VSOE to support a separation of the software license and PCS elements. VSOE of the PCS element is determined by reference to the prices customers pay for support when it is sold separately. In instances where VSOE is established, we recognize revenue from the sale of software licenses at the time of initial sale, assuming all of the above criteria have been met, and revenue from the PCS element over the maintenance period. When we have not established VSOE to support a separation of the software license and PCS elements, the revenue and related costs are generally recognized over the term of the agreement.

We offer extended warranty and service contracts to customers that extend and/or enhance the technical support, parts, and labor coverage offered as part of the base warranty included with the product. Revenue from extended warranty and service contracts, for which we are obligated to perform, is recorded as deferred revenue and subsequently recognized on a straight-line basis over the term of the contract or ratably as services are completed.

*Business Combinations and Intangible Assets Including Goodwill* — We account for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair value is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase price allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to our consolidated financial results will be adjusted retroactively. All acquisition costs are expensed as incurred and in-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The application of business combination and impairment accounting requires the use of significant estimates and assumptions.

The results of operations of acquired businesses are included in our Consolidated Financial Statements from the acquisition date.

Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the second fiscal quarter, or sooner if an indicator of impairment occurs. To determine whether goodwill is impaired, we first assess certain qualitative factors. Based on this assessment, if it is determined more likely than not that the fair value of a reporting unit is less than its carrying amount, we perform the quantitative analysis of the goodwill impairment test. We determine the fair values of each of our reportable business units using a discounted cash flow methodology and then compare the fair values to the carrying values of each reportable business unit. We concluded that there was no impairment to goodwill or any triggering events during Fiscal 2013. On January 10, 2013, we announced our intention to replace our current segment reporting structure with the following product and services business units in the first quarter of Fiscal 2014: End User Computing, the Enterprise Solutions Group, Dell Services, and the Dell Software Group. Accordingly, in the first quarter of Fiscal 2014, we will reassign goodwill to reporting units based on the new reporting structure using a relative fair value approach. We do not expect to incur any impairment charges related to goodwill as a result of this process.

*Standard Warranty Liabilities* — We record warranty liabilities at the time of sale for the estimated costs that may be incurred under the terms of the limited warranty. The liability for standard warranties is included in accrued and other current and other non-current liabilities on the Consolidated Statements of Financial Position. The specific warranty terms and conditions vary depending upon the product sold and the country in which we do business, but generally include technical support, parts, and labor over a period ranging from one to three years. Factors that affect our warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy our warranty obligation. The anticipated rate of warranty claims is the primary factor impacting our estimated warranty obligation. The other factors are less significant due to the fact that the average remaining aggregate warranty period of the covered installed base is approximately 16 months, repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Warranty claims are reasonably predictable based on historical experience of failure rates. If actual results differ from our estimates, we revise our estimated warranty liability to reflect such changes. Each quarter, we reevaluate our estimates to assess the adequacy of the recorded warranty liabilities and adjust the amounts as necessary.

*Income Taxes* — We are subject to income tax in the U.S. and numerous foreign jurisdictions. Significant judgments are required in determining the consolidated provision for income taxes. We calculate a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. We provide related valuation allowances for deferred tax assets, where appropriate. Significant judgment is required in determining any valuation allowance against deferred tax assets. In assessing the need for a valuation allowance, we consider all available evidence for each jurisdiction, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. In the event we determine all or part of the net deferred tax assets are not realizable in the future, we will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made.

Significant judgment is also required in evaluating our uncertain tax positions. While we believe our tax return positions are sustainable, we recognize tax benefits from uncertain tax positions in the financial statements only when it is more likely than not that the positions will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority's administrative practices and precedents. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to reserves that are considered appropriate, as well as the related net interest and penalties. We believe we have provided adequate reserves for all uncertain tax positions.

*Loss Contingencies* — We are subject to the possibility of various losses arising in the ordinary course of business. We consider the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required. Third parties have in the past asserted, and may in the future assert, claims or initiate litigation related to exclusive patent, copyright, and other intellectual property rights to technologies and related standards that are relevant to us. If any infringement or other intellectual property claim made against us by any third party is successful, or if we fail to develop non-infringing technology or license the proprietary rights on commercially reasonable terms and conditions, our business, operating results, and financial condition could be materially and adversely affected.

*Inventories* — We state our inventory at the lower of cost or market. We record a write-down for inventories of components and products, including third-party products held for resale, which have become obsolete or are in excess of anticipated demand or net realizable value. We perform a detailed review of inventory each fiscal quarter that considers multiple factors, including demand forecasts, product life cycle status, product development plans, current sales levels, and component cost trends. The industries in which we compete are subject to demand changes. If future demand or market conditions for our products are less favorable than forecasted or if unforeseen technological changes negatively impact the utility of component inventory, we may be required to record additional write-downs, which would adversely affect our gross margin.

**New Accounting Pronouncements**

*Intangibles- Goodwill and Other* — In September 2011, the FASB issued new guidance that simplified how entities test goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test becomes optional. Dell adopted this new guidance in the first quarter of Fiscal 2013. Goodwill is tested for impairment on an annual basis in the second fiscal quarter, or sooner if an indicator of impairment occurs. The adoption of this guidance did not impact Dell's Consolidated Financial Statements. See Note 8 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data" for more information.

In July 2012, the FASB issued amended guidance that simplifies how entities test indefinite-lived intangible assets other than goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test becomes optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Dell adopted this new guidance in the third quarter of the Fiscal 2013, and the adoption did not impact Dell's Consolidated Financial Statements.

## ITEM 7A — QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to a variety of risks, including foreign currency exchange rate fluctuations and changes in the market value of our investments. In the normal course of business, we employ established policies and procedures to manage these risks.

*Foreign Currency Risk*

During Fiscal 2013, the principal foreign currencies in which we transacted business were the Euro, Chinese Renminbi, Japanese Yen, British Pound, Canadian Dollar, and Australian Dollar. Our objective in managing our exposures to foreign currency exchange rate fluctuations is to reduce the impact of adverse fluctuations associated with foreign currency exchange rate changes on our earnings and cash flows. Accordingly, we utilize foreign currency option contracts and forward contracts to hedge our exposure on forecasted transactions and firm commitments for certain currencies. During Fiscal 2013, we hedged our exposures on more than 20 currencies. We monitor our foreign currency exchange exposures to ensure the overall effectiveness of our foreign currency hedge positions. However, there can be no assurance that our foreign currency hedging activities will continue to substantially offset the impact of fluctuations in currency exchange rates on our results of operations and financial position in the future.

Based on our foreign currency hedge instruments outstanding, which include designated and non-designated instruments, as of February 1, 2013 and February 3, 2012, we estimate a maximum potential one-day loss in fair value of approximately $39 million and $34 million, respectively, using a Value-at-Risk ("VAR") model. By using market implied rates and incorporating volatility and correlation among the currencies of a portfolio, the VAR model simulates 3,000 randomly generated market prices and calculates the difference between the fifth percentile and the average as the Value-at-Risk. The VAR model is a risk estimation tool and is not intended to represent actual losses in fair value that will be incurred. Additionally, as we utilize foreign currency instruments for hedging forecasted and firmly committed transactions, a loss in fair value for those instruments is generally offset by increases in the value of the underlying exposure.

*Interest Rate Risk*

We also are exposed to interest rate risk related to our debt and investment portfolios and financing receivables. We mitigate the risk related to our structured financing debt through the use of interest rate swaps to hedge the variability in cash flows related to the interest rate payments on such debt. See Note 6 of the Notes to the Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data" for more information on our interest rate swaps.

We mitigate the risks related to our investment portfolio by investing primarily in high credit quality securities, limiting the amount that can be invested in any single issuer, and investing in short -to- intermediate-term investments. Based on our investment portfolio and interest rates as of February 1, 2013, a 100 basis point increase in interest rates would have resulted in a decrease of approximately $42 million in the fair value of our investment portfolio, while a 100 basis point decrease in interest rates would have resulted in an increase of approximately $31 million in the fair value of our investments. As of February 3, 2012, a 100 basis point increase in interest rates would have resulted in a decrease of approximately $61 million in the fair value of our investment portfolio, while a 100 basis point decrease in interest rates would have resulted in an increase of approximately $48 million in the fair value of our investment portfolio. The slight decrease in our interest rate sensitivity from February 3, 2012 to February 1, 2013 was due to a shift in the duration of our portfolio to shorter-duration investments.

## ITEM 8 — FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Shareholders of Dell Inc.:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Dell Inc. and its subsidiaries (the "Company") at February 1, 2013 and February 3, 2012, and the results of their operations and their cash flows for each of the three years in the period ended February 1, 2013 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of February 1, 2013, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management's Report on Internal Control Over Financial Reporting appearing under Item 9A. Our responsibility is to express opinions on these financial statements, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

Austin, Texas
March 12, 2013

## DELL INC.

## CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in millions)

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 12,569 | $ 13,852 |
| Short-term investments | 208 | 966 |
| Accounts receivable, net | 6,629 | 6,476 |
| Short-term financing receivables, net | 3,213 | 3,327 |
| Inventories, net | 1,382 | 1,404 |
| Other current assets | 3,967 | 3,423 |
| Total current assets | 27,968 | 29,448 |
| Property, plant, and equipment, net | 2,126 | 2,124 |
| Long-term investments | 2,565 | 3,404 |
| Long-term financing receivables, net | 1,349 | 1,372 |
| Goodwill | 9,304 | 5,838 |
| Purchased intangible assets, net | 3,374 | 1,857 |
| Other non-current assets | 854 | 490 |
| Total assets | $ 47,540 | $ 44,533 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Short-term debt | $ 3,843 | $ 2,867 |
| Accounts payable | 11,579 | 11,656 |
| Accrued and other | 3,644 | 3,740 |
| Short-term deferred revenue | 4,373 | 3,738 |
| Total current liabilities | 23,439 | 22,001 |
| Long-term debt | 5,242 | 6,387 |
| Long-term deferred revenue | 3,971 | 3,855 |
| Other non-current liabilities | 4,187 | 3,373 |
| Total liabilities | 36,839 | 35,616 |
| Commitments and contingencies (Note 10) | | |
| Stockholders' equity: | | |
| Common stock and capital in excess of $.01 par value; shares authorized: 7,000; shares issued: 3,413 and 3,390, respectively; shares outstanding: 1,738 and 1,761, respectively | 12,554 | 12,187 |
| Treasury stock at cost: 1,200 and 1,154 shares, respectively | (32,145) | (31,445) |
| Retained earnings | 30,330 | 28,236 |
| Accumulated other comprehensive loss | (59) | (61) |
| Total Dell stockholders' equity | 10,680 | 8,917 |
| Noncontrolling interest | 21 | - |
| Total stockholders' equity | 10,701 | 8,917 |
| Total liabilities and stockholders' equity | $ 47,540 | $ 44,533 |

The accompanying notes are an integral part of these consolidated financial statements.

## DELL INC.

## CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per share amounts)

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 1, 2013** | **February 3, 2012** | **January 28, 2011** |
| *Net revenue:* | | | |
| Products | $ 44,744 | $ 49,906 | $ 50,002 |
| Services, including software related | 12,196 | 12,165 | 11,492 |
| Total net revenue | 56,940 | 62,071 | 61,494 |
| *Cost of net revenue:* | | | |
| Products | 36,683 | 39,689 | 42,068 |
| Services, including software related | 8,071 | 8,571 | 8,030 |
| Total cost of net revenue | 44,754 | 48,260 | 50,098 |
| Gross margin | 12,186 | 13,811 | 11,396 |
| *Operating expenses:* | | | |
| Selling, general, and administrative | 8,102 | 8,524 | 7,302 |
| Research, development, and engineering | 1,072 | 856 | 661 |
| Total operating expenses | 9,174 | 9,380 | 7,963 |
| Operating income | 3,012 | 4,431 | 3,433 |
| Interest and other, net | (171) | (191) | (83) |
| Income before income taxes | 2,841 | 4,240 | 3,350 |
| Income tax provision | 469 | 748 | 715 |
| Net income | $ 2,372 | $ 3,492 | $ 2,635 |
| Earnings per share: | | | |
| Basic | $ 1.36 | $ 1.90 | $ 1.36 |
| Diluted | $ 1.35 | $ 1.88 | $ 1.35 |
| Cash dividends declared per common share | $ 0.16 | $ - | $ - |
| Weighted-average shares outstanding: | | | |
| Basic | 1,745 | 1,838 | 1,944 |
| Diluted | 1,755 | 1,853 | 1,955 |

The accompanying notes are an integral part of these consolidated financial statements.

## DELL INC.

## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in millions)

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| Net income | $ 2,372 | $ 3,492 | $ 2,635 |
| Adjustment to consolidate variable interest entities | - | - | (1) |
| *Other comprehensive income, net of tax* | | | |
| Foreign currency translation adjustments | (33) | (74) | 79 |
| Available-for-sale investments | | | |
| Change in unrealized gains (losses) | 7 | 42 | - |
| Reclassification adjustment for net (gains) losses included in net income | (13) | (29) | (1) |
| Net change | (6) | 13 | (1) |
| Cash Flow Hedges | | | |
| Change in unrealized gains (losses) | (18) | (119) | (254) |
| Reclassification adjustment for net (gains) losses included in net income | 59 | 190 | 142 |
| Net change | 41 | 71 | (112) |
| Total other comprehensive income (loss), net of tax benefit (expense) of $(8), $(1) and $2, respectively | 2 | 10 | (34) |
| Comprehensive income, net of tax | $ 2,374 | $ 3,502 | $ 2,600 |

The accompanying notes are an integral part of these consolidated financial statements.

## DELL INC.

## CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| Cash flows from operating activities: | | | |
| Net income | $ 2,372 | $ 3,492 | $ 2,635 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 1,144 | 936 | 970 |
| Stock-based compensation expense | 347 | 362 | 332 |
| Effects of exchange rate changes on monetary assets and liabilities denominated in foreign currencies | 18 | (5) | (4) |
| Deferred income taxes | (428) | 19 | (45) |
| Provision for doubtful accounts — including financing receivables | 258 | 234 | 382 |
| Other | 19 | 21 | 26 |
| Changes in assets and liabilities, net of effects from acquisitions: | | | |
| Accounts receivable | (150) | (53) | (707) |
| Financing receivables | (193) | (372) | (709) |
| Inventories | 48 | (52) | (248) |
| Other assets | (334) | (28) | 516 |
| Accounts payable | (74) | 327 | (151) |
| Deferred revenue | 382 | 701 | 307 |
| Accrued and other liabilities | (126) | (55) | 665 |
| Change in cash from operating activities | 3,283 | 5,527 | 3,969 |
| Cash flows from investing activities: | | | |
| Investments: | | | |
| Purchases | (2,615) | (4,656) | (1,360) |
| Maturities and sales | 4,354 | 1,435 | 1,358 |
| Capital expenditures | (513) | (675) | (444) |
| Proceeds from sale of facilities, land, and other assets | 135 | 14 | 18 |
| Purchase of financing receivables | - | - | (430) |
| Collections on purchased financing receivables | 167 | 278 | 69 |
| Acquisitions, net of cash received | (4,844) | (2,562) | (376) |
| Change in cash from investing activities | (3,316) | (6,166) | (1,165) |
| Cash flows from financing activities: | | | |
| Repurchases of common stock | (724) | (2,717) | (800) |
| Cash dividends paid | (278) | - | - |
| Issuance of common stock under employee plans | 52 | 40 | 12 |
| Issuance (repayment) of commercial paper (maturity 90 days or less), net | (331) | 635 | (176) |
| Proceeds from debt | 3,311 | 4,050 | 3,069 |
| Repayments of debt | (3,248) | (1,435) | (1,630) |
| Other | 8 | 4 | 2 |
| Change in cash from financing activities | (1,210) | 577 | 477 |
| Effect of exchange rate changes on cash and cash equivalents | (40) | 1 | (3) |
| Change in cash and cash equivalents | (1,283) | (61) | 3,278 |
| Cash and cash equivalents at beginning of the period | 13,852 | 13,913 | 10,635 |
| Cash and cash equivalents at end of the period | $ 12,569 | $ 13,852 | $ 13,913 |
| Income tax paid | $ 283 | $ 408 | $ 435 |
| Interest paid | $ 279 | $ 267 | $ 188 |

The accompanying notes are an integral part of these consolidated financial statements.

# DELL INC.

## CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(in millions)

| | Common Stock and Capital in Excess of Par Value | | Treasury Stock | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Issued Shares[a] | Amount | Shares | Amount | Retained Earnings | Accumulated Other Comprehensive Income/(Loss) | Total Dell Shareholder's Equity | Non-Controlling Interest | Total Equity |
| **Balances at January 29, 2010** | **3,351** | **$ 11,472** | **919** | **$ (27,904)** | **$ 22,110** | **$ (37)** | **$ 5,641** | **$ -** | **$ 5,641** |
| Net income | - | - | - | - | 2,635 | - | 2,635 | - | 2,635 |
| Adjustment to consolidate variable interest entities | - | - | - | - | (1) | - | (1) | - | (1) |
| Change in net unrealized gain or loss on investments, net of taxes | - | - | - | - | - | (1) | (1) | - | (1) |
| Foreign currency translation adjustments | - | - | - | - | - | 79 | 79 | - | 79 |
| Change in net unrealized gain or loss on derivative instruments, net of taxes | - | - | - | - | - | (112) | (112) | - | (112) |
| *Total comprehensive income* | - | - | - | - | - | - | 2,600 | - | 2,600 |
| Stock issuances under employee plans and other[b] | 18 | 7 | - | - | - | - | 7 | - | 7 |
| Repurchases of common stock | - | - | 57 | (800) | - | - | (800) | - | (800) |
| Stock-based compensation related | - | 332 | - | - | - | - | 332 | - | 332 |
| Net tax shortfall from employee stock plans | - | (14) | - | - | - | - | (14) | - | (14) |
| **Balances at January 28, 2011** | **3,369** | **11,797** | **976** | **(28,704)** | **24,744** | **(71)** | **7,766** | **-** | **7,766** |
| Net income | - | - | - | - | 3,492 | - | 3,492 | - | 3,492 |
| Change in net unrealized gain or loss on investments, net of taxes | - | - | - | - | - | 13 | 13 | - | 13 |
| Foreign currency translation adjustments | - | - | - | - | - | (74) | (74) | - | (74) |
| Change in net unrealized gain or loss on derivative instruments, net of taxes | - | - | - | - | - | 71 | 71 | - | 71 |
| *Total comprehensive income* | - | - | - | - | - | - | 3,502 | - | 3,502 |
| Stock issuances under employee plans and other[b] | 21 | 33 | - | - | - | - | 33 | - | 33 |
| Repurchases of common stock | - | - | 178 | (2,741) | - | - | (2,741) | - | (2,741) |
| Stock-based compensation related | - | 365 | - | - | - | - | 365 | - | 365 |
| Net tax shortfall from employee stock plans | - | (8) | - | - | - | - | (8) | - | (8) |
| **Balances at February 3, 2012** | **3,390** | **12,187** | **1,154** | **(31,445)** | **28,236** | **(61)** | **8,917** | **-** | **8,917** |
| Net income | - | - | - | - | 2,372 | - | 2,372 | - | 2,372 |
| Change in net unrealized gain or loss on investments, net of taxes | - | - | - | - | - | (6) | (6) | - | (6) |
| Foreign currency translation adjustments | - | - | - | - | - | (33) | (33) | - | (33) |
| Change in net unrealized gain or loss on derivative instruments, net of taxes | - | - | - | - | - | 41 | 41 | - | 41 |
| *Total comprehensive income* | - | - | - | - | - | - | 2,374 | - | 2,374 |
| Stock issuances under employee plans and other[b] | 23 | 36 | - | - | - | - | 36 | - | 36 |
| Repurchases of common stock | - | - | 46 | (700) | - | - | (700) | - | (700) |
| Cash dividends declared | - | - | - | - | (278) | - | (278) | - | (278) |
| Stock-based compensation related | - | 358 | - | - | - | - | 358 | - | 358 |
| Net tax shortfall from employee stock plans | - | (27) | - | - | - | - | (27) | - | (27) |
| Noncontrolling interest assumed through acquisitions | - | - | - | - | - | - | - | 21 | 21 |
| **Balances at February 1, 2013** | **3,413** | **$ 12,554** | **1,200** | **$ (32,145)** | **$ 30,330** | **$ (59)** | **$10,680** | **$21** | **$ 10,701** |

(a) Issued shares include 475 million shares of common stock that were issued to a wholly-owned subsidiary during Fiscal 2007. As these shares are held by a wholly-owned subsidiary, they are not included in outstanding shares in our Consolidated Financial Statements.

(b) Stock issuance under employee plans is net of shares withheld for employee taxes.

The accompanying notes are an integral part of these consolidated financial statements.

## DELL INC.

## NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

### NOTE 1 — DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*Description of Business* — Dell Inc., a Delaware corporation (both individually and together with its consolidated subsidiaries, "Dell"), offers a broad range of technology solutions, including servers and networking products, storage products, services, software and peripherals, mobility products, and desktop PCs. Dell's business segments are Large Enterprise, Public, Small and Medium Business ("SMB"), and Consumer. References to the Commercial business refer to Large Enterprise, Public, and SMB.

*Fiscal Year* — Dell's fiscal year is the 52 or 53 week period ending on the Friday nearest January 31. The fiscal year ended February 1, 2013 ("Fiscal 2013") included 52 weeks, while the fiscal years ended February 3, 2012 ("Fiscal 2012") and January 28, 2011 ("Fiscal 2011") included 53 weeks and 52 weeks, respectively.

*Principles of Consolidation* — The accompanying consolidated financial statements include the accounts of Dell Inc. and its wholly-owned subsidiaries and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). All significant intercompany transactions and balances have been eliminated.

*Segment Realignment* — In the first quarter of Fiscal 2013, Dell made certain segment realignments in order to conform to the way Dell managed segment performance through Fiscal 2013. These realignments affected all of Dell's operating segments, but primarily consisted of the transfer of small office business customers from its SMB operating segment to its Consumer segment. Dell has recast prior period amounts to provide visibility and comparability. None of these changes impact Dell's previously reported consolidated net revenue, gross margin, operating income, net income, or earnings per share. See Note 15 of the Notes to the Consolidated Financial Statements for additional information on Dell's operating segments.

*Reclassifications* — Certain prior year amounts have been reclassified from accrued and other liabilities and other non-current liabilities on the Consolidated Statements of Financial Position to short-term deferred revenue and long-term deferred revenue, respectively, to conform to the current year presentation. Prior period amounts on the Consolidated Statements of Cash Flows have also been reclassified to conform to the current period presentation.

*Use of Estimates* — The preparation of financial statements in accordance with GAAP requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at fiscal year-end, and the reported amounts of revenues and expenses during the fiscal year. Actual results could differ from those estimates.

*Cash and Cash Equivalents* — All highly liquid investments, including credit card receivables due from banks, with original maturities of 90 days or less at date of purchase, are reported at fair value and are considered to be cash equivalents. All other investments not considered to be cash equivalents are separately categorized as investments.

*Investments* — Dell's investments are primarily in debt securities, which are classified as available-for-sale and are reported at fair value (based primarily on quoted prices and market observable inputs) using the specific identification method. Unrealized gains and losses, net of taxes, are reported as a component of stockholders' equity. Realized gains and losses on investments are included in interest and other, net. An impairment loss will be recognized and will reduce an investment's carrying amount to its fair value when a decline in the fair value of an individual security below its cost or carrying value is determined to be other than temporary.

Dell reviews its investment portfolio quarterly to determine if any investment is other than temporarily impaired. Dell determines an impairment is other than temporary when there is intent to sell the security, it is more likely than not that the security will be required to be sold before recovery in value or it is not expected to recover its entire amortized cost basis ("credit-related loss"). However, if Dell does not expect to sell a debt security, it still evaluates expected cash flows to be received and determines if a credit-related loss exists. In the event of a credit-related loss, only the amount of impairment associated with the credit-related loss is recognized in earnings. Amounts relating to factors other than credit-related losses are recorded as a component of stockholders' equity. See Note 3 of the Notes to the Consolidated Financial Statements for additional information.

*Allowance for Doubtful Accounts* — Dell recognizes an allowance for losses on accounts receivable in an amount equal to the estimated probable losses net of recoveries. The allowance is based on an analysis of historical bad debt experience, current receivables aging, and expected future write-offs, as well as an assessment of specific identifiable customer accounts considered at risk or uncollectible. The expense associated with the allowance for doubtful accounts is recognized in selling, general, and administrative expenses.

*Financing Receivables* —

Financing receivables are presented net of allowance for losses and consist of customer receivables and residual interest. Customer receivables include revolving loans and fixed-term leases and loans resulting primarily from the sale of Dell products and services. Based on how Dell assesses risk and determines the appropriate allowance levels, Dell has two portfolio segments: (1) fixed-term leases and loans and (2) revolving loans. The portfolio segments are further segregated into classes based on products, customer type, and credit risk evaluation: (1) Revolving — Dell Preferred Account ("DPA"); (2) Revolving — Dell Business Credit ("DBC"); (3) Fixed-term — consumer and small commercial; and (4) Fixed-term — medium and large commercial. Fixed-term leases and loans are offered to qualified small and medium-sized businesses, large commercial accounts, governmental organizations, and educational entities. Additionally, fixed-term loans are also offered to certain individual consumer customers. Revolving loans are offered under private label credit financing programs. The DPA revolving loans programs are offered to individual consumers and the DBC revolving loan programs are offered to small and medium-sized business customers.

Dell retains a residual interest in equipment leased under its fixed-term lease programs. The amount of the residual interest is established at the inception of the lease based upon estimates of the value of the equipment at the end of the lease term using historical studies, industry data, and future value-at-risk demand valuation methods. On a quarterly basis, Dell assesses the carrying amount of its recorded residual values for impairment. Anticipated declines in specific future residual values that are considered to be other-than-temporary are recorded currently in earnings.

*Allowance for Financing Receivables Losses*

Dell recognizes an allowance for losses on financing receivables in an amount equal to the probable losses net of recoveries. The allowance for losses is generally determined at the aggregate portfolio level based on a variety of factors, including historical and anticipated experience, past due receivables, receivable type, and customer risk profile. Customer account principal and interest are charged to the allowance for losses when an account is deemed to be uncollectible or generally when the account is 180 days delinquent. While Dell does not generally place financing receivables on non-accrual status during the delinquency period, accrued interest is included in the allowance for loss calculation, and therefore, Dell is adequately reserved in the event of charge off. Recoveries on receivables previously charged off as uncollectible are recorded to the allowance for financing receivables losses. The expense associated with the allowance for financing receivables losses is recognized as cost of net revenue. Both fixed and revolving receivable loss rates are affected by macro-economic conditions, including the level of GDP growth, unemployment rates, the level of commercial capital equipment investment, and the credit quality of the borrower.

*Asset Securitization*

Dell enters into securitization transactions to transfer certain financing receivables to Special Purpose Entities ("SPEs") that meet the definition of a Variable Interest Entity ("VIE"). During Fiscal 2011, Dell adopted accounting guidance that requires an entity to perform an ongoing analysis to determine whether it has a controlling financial interest in these entities. As a result of this analysis, Dell determined that it has a controlling financial interest in its SPEs, and therefore, consolidated them into Dell's Consolidated Statements of Financial Position as of January 28, 2011. The asset securitizations in these SPEs are being accounted for as secured borrowings. See Note 4 of the Notes to the Consolidated Financial Statements for additional information on the impact of the consolidation.

*Inventories* — Inventories are stated at the lower of cost or market with cost being determined on a first-in, first-out basis. Adjustments to reduce the cost of inventory to its net realizable value are made, if required, for estimated excess, obsolescence, or impaired balances.

*Property, Plant, and Equipment* — Property, plant, and equipment are carried at depreciated cost. Depreciation is provided using the straight-line method over the estimated economic lives of the assets, which range from ten to thirty years for buildings and two to five years for all other assets. Leasehold improvements are amortized over the shorter of five years or the lease term. Gains or losses related to retirements or disposition of fixed assets are recognized in the period incurred.

*Software Development Costs* — Costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. After technological feasibility is established, any additional costs are capitalized in accordance with authoritative guidance until the product is available for general release. Software development costs incurred subsequent to a product establishing technological feasibility are usually not significant, and accordingly, no significant software development costs have been capitalized as of February 1, 2013 or February 3, 2012.

Dell capitalizes eligible internal-use software development costs incurred subsequent to the completion of the preliminary project stage. Development costs are amortized over the shorter of the expected useful life of the software or five years. Costs associated with maintenance and minor enhancements to the features and functionality of Dell's website are expensed as incurred.

*Impairment of Long-Lived Assets* — Dell reviews long-lived assets for impairment when circumstances indicate the carrying amount of an asset may not be recoverable based on the undiscounted future cash flows of the asset. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market values, discounted cash flows, or external appraisals, as applicable. Dell reviews long-lived assets for impairment at the individual asset or the asset group level for which the lowest level of independent cash flows can be identified.

*Business Combinations* — Dell accounts for business combinations using the acquisition method of accounting, and accordingly, the assets and liabilities of the acquired business are recorded at their fair values at the date of acquisition. The excess of the purchase price over the estimated fair values is recorded as goodwill. Any changes in the estimated fair values of the net assets recorded for acquisitions prior to the finalization of more detailed analysis, but not to exceed one year from the date of acquisition, will change the amount of the purchase prices allocable to goodwill. Any subsequent changes to any purchase price allocations that are material to Dell's consolidated financial results will be adjusted retroactively. All acquisition costs are expensed as incurred. In-process research and development costs are recorded at fair value as an indefinite-lived intangible asset and assessed for impairment thereafter until completion, at which point the asset is amortized over its expected useful life. Separately recognized transactions associated with business combinations are generally expensed subsequent to the acquisition date. The results of operations of acquired businesses are included in the Consolidated Financial Statements from the acquisition date.

*Intangible Assets Including Goodwill* — Identifiable intangible assets with finite lives are amortized over their estimated useful lives. They are generally amortized on a non-straight-line approach based on the associated projected cash flows in order to match the amortization pattern to the pattern in which the economic benefits of the assets are expected to be consumed. Intangible assets are reviewed for impairment if indicators of potential impairment exist. Goodwill and indefinite-lived intangible assets are tested for impairment on an annual basis in the second fiscal quarter, or sooner if an indicator of impairment occurs.

*Foreign Currency Translation* — The majority of Dell's international sales are made by international subsidiaries, most of which have the U.S. dollar as their functional currency. Dell's subsidiaries that do not have the U.S. dollar as their functional currency translate assets and liabilities at current rates of exchange in effect at the balance sheet date. Revenue and expenses from these international subsidiaries are translated using the monthly average exchange rates in effect for the period in which the items occur. These translations resulted in cumulative foreign currency translation gains (losses) of $(68) million, $(35) million, and $39 million as of February 1, 2013, February 3, 2012, and January 28, 2011, respectively, and are included as a component of accumulated other comprehensive income (loss) in stockholders' equity.

Local currency transactions of international subsidiaries that have the U.S. dollar as the functional currency are remeasured into U.S. dollars using current rates of exchange for monetary assets and liabilities and historical rates of exchange for non-monetary assets and liabilities. Gains and losses from remeasurement of monetary assets and liabilities are included in interest and other, net. See Note 6 of the Notes to the Consolidated Financial Statements for additional information.

*Hedging Instruments* — Dell uses derivative financial instruments, primarily forwards, options, and swaps, to hedge certain foreign currency and interest rate exposures. The relationships between hedging instruments and hedged items, as well as the risk management objectives and strategies for undertaking hedge transactions, are formally documented. Dell does not use derivatives for speculative purposes.

All derivative instruments are recognized as either assets or liabilities in the Consolidated Statements of Financial Position and are measured at fair value. Hedge accounting is applied based upon the criteria established by accounting guidance for derivative instruments and hedging activities. Derivatives are assessed for hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative. Any hedge ineffectiveness is recognized currently in earnings as a component of interest and other, net. Dell's hedge portfolio includes derivatives designated as both cash flow and fair value hedges.

For derivative instruments that are designated as cash flow hedges, hedge ineffectiveness is measured by comparing the cumulative change in the fair value of the hedge contract with the cumulative change in the fair value of the hedged item, both of which are based on forward rates. Dell records the effective portion of the gain or loss on the derivative instrument in accumulated other comprehensive income (loss) ("OCI"), as a separate component of stockholders' equity and reclassifies the gain or loss into earnings in the period during which the hedged transaction is recognized in earnings.

For derivatives that are designated as fair value hedges, hedge ineffectiveness is measured by calculating the periodic change in the fair value of the hedge contract and the periodic change in the fair value of the hedged item. To the extent that these fair value changes do not fully offset each other, the difference is recorded as ineffectiveness in earnings as a component of interest and other, net.

For derivatives that are not designated as hedges or do not qualify for hedge accounting treatment, Dell recognizes the change in the instrument's fair value currently in earnings as a component of interest and other, net.

Cash flows from derivative instruments are presented in the same category on the Consolidated Statements of Cash Flows as the cash flows from the underlying hedged items. See Note 6 of the Notes to the Consolidated Financial Statements for a description of Dell's derivative financial instrument activities.

*Revenue Recognition* — Net revenues include sales of hardware, services, software, and peripherals. Dell recognizes revenue for these products and services when it is realized or realizable and earned. Revenue is considered realized and earned when persuasive evidence of an arrangement exists; delivery has occurred or services have been rendered; Dell's fee to its customer is fixed and determinable; and collection of the resulting receivable is reasonably assured.

Revenue from third-party software sales and extended warranties for third-party products, for which Dell does not meet the criteria for gross revenue recognition, is recognized on a net basis. All other revenue is recognized on a gross basis.

Services revenue and cost of services revenue captions on the Consolidated Statements of Income include Dell's services, third- party software revenue, and support services related to Dell-owned software offerings.

*Multiple Deliverables*

Dell's multiple deliverable arrangements include hardware products that are sold with essential software or services such as extended warranty, installation, maintenance, and other services contracts. Dell's service contracts may include a combination of services arrangements, including support and deployment services, infrastructure, cloud and security services, and applications and business process services. The nature and terms of these multiple deliverable arrangements will vary based on the customized needs of Dell's customers.

The deliverables included in Dell's multiple deliverable arrangements typically represent a separate unit of accounting. Accordingly, consideration is allocated to these deliverables based on each unit's relative selling price. The hierarchy used to determine the selling price of a deliverable is: (1) vendor specific objective evidence ("VSOE"), (2) third-party evidence of selling price ("TPE"), and (3) best estimate of the selling price ("ESP"). In instances where Dell cannot establish VSOE, Dell establishes TPE by evaluating largely similar and interchangeable competitor products or services in standalone sales to similarly situated customers.

*Products*

Revenue from the sale of products is recognized when title and risk of loss passes to the customer. Delivery is considered complete when products have been shipped to Dell's customer, title and risk of loss has transferred to the customer, and customer acceptance has been satisfied. Customer acceptance is satisfied if acceptance is obtained from the customer, if all acceptance provisions lapse, or if Dell has evidence that all acceptance provisions have been satisfied.

Dell records reductions to revenue for estimated customer sales returns, rebates, and certain other customer incentive programs. These reductions to revenue are made based upon reasonable and reliable estimates that are determined by historical experience, contractual terms, and current conditions. The primary factors affecting Dell's accrual for estimated customer returns include estimated return rates as well as the number of units shipped that have a right of return that has not expired as of the balance sheet date. If returns cannot be reliably estimated, revenue is not recognized until a reliable estimate can be made or the return right lapses.

Dell sells its products directly to customers as well as through other distribution channels, such as retailers, distributors, and resellers. Dell recognizes revenue on these sales when the reseller has economic substance apart from Dell; any credit risk has been identified and quantified; title and risk of loss has passed to the sales channel; the fee paid to Dell is not contingent upon resale or payment by the end user; and Dell has no further obligations related to bringing about resale or delivery.

Sales through Dell's distribution channels are primarily made under agreements allowing for limited rights of return, price protection, rebates, and marketing development funds. Dell has generally limited return rights through contractual caps or has an established selling history for these arrangements. Therefore, there is sufficient data to establish reasonable and reliable estimates of returns for the majority of these sales. To the extent price protection or return rights are not limited and a reliable estimate cannot be made, all of the revenue and related costs are deferred until the product has been sold to the end-user or the rights expire. Dell records estimated reductions to revenue or an expense for distribution channel programs at the later of the offer or the time revenue is recognized.

Dell defers the cost of shipped products awaiting revenue recognition until revenue is recognized.

*Services*

Services include a broad range of configurable IT and business services, including support and deployment services, infrastructure, cloud, and security services, and applications and business process services. Revenue is recognized for services contracts as earned, which is generally on a straight-line basis over the term of the contract or on a proportional performance basis as the services are rendered and Dell's obligations are fulfilled. Revenue from time and materials or cost-plus contracts is recognized as the services are performed. Revenue from fixed price contracts is recognized on a straight-line basis, unless revenue is earned and obligations are fulfilled in a different pattern. These service contracts may include provisions for cancellation, termination, refunds, or service level adjustments. These contract provisions would not have a significant impact on recognized revenue as Dell generally recognizes revenue for these contracts as the services are performed.

For sales of extended warranties with a separate contract price, Dell defers revenue equal to the separately stated price. Revenue associated with undelivered elements is deferred and recorded when delivery occurs or services are provided. Revenue from extended warranty and service contracts, for which Dell is obligated to perform, is recorded as deferred revenue and subsequently recognized over the term of the contract on a straight-line basis or when the service is completed, and the costs associated with these contracts are recognized as incurred.

*Software*

Dell recognizes revenue in accordance with industry specific software accounting guidance for all software and PCS that are not essential to the functionality of the hardware. Accounting for software that is essential to the functionality of the hardware is accounted for as specified above under "Multiple

Deliverables." Dell has not established vendor specific objective evidence ("VSOE") of fair value for the undelivered elements of third-party software offerings. For the majority of Dell-owned software offerings, Dell has established VSOE to support a separation of the software license and PCS elements. VSOE of the PCS element is determined by reference to the prices customers pay for support when it is sold separately. In instances where VSOE is established, Dell recognizes revenue from the sale of software licenses at the time of initial sale, assuming all of the above criteria have been met, and revenue from the PCS element over the maintenance period. When Dell has not established VSOE to support a separation of the software license and PCS elements, the revenue and related costs are generally recognized over the term of the agreement.

*Other*

Dell records revenue from the sale of equipment under sales-type leases as product revenue in an amount equal to the present value of minimum lease payments at the inception of the lease. Sales-type leases also produce financing income, which is included in net revenue in the Consolidated Statements of Income and is recognized at consistent rates of return over the lease term. Dell also offers qualified customers revolving credit lines for the purchase of products and services offered by Dell. Financing income attributable to these revolving loans is recognized in net revenue on an accrual basis.

Dell reports revenue net of any revenue-based taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions.

*Standard Warranty Liabilities* — Dell records warranty liabilities for its standard limited warranty at the time of sale for the estimated costs that may be incurred under its limited warranty. The liability for standard warranties is included in accrued and other current and other non-current liabilities on the Consolidated Statements of Financial Position. The specific warranty terms and conditions vary depending upon the product sold and the country in which Dell does business, but generally includes technical support, parts, and labor over a period ranging from one to three years. Factors that affect Dell's warranty liability include the number of installed units currently under warranty, historical and anticipated rates of warranty claims on those units, and cost per claim to satisfy Dell's warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the estimated warranty obligation. The other factors are less significant due to the fact that the average remaining aggregate warranty period of the covered installed base is approximately 16 months, repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Warranty claims are relatively predictable based on historical experience of failure rates. If actual results differ from the estimates, Dell revises its estimated warranty liability. Each quarter, Dell reevaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

*Deferred Revenue* — Deferred revenue represents amounts received in advance for extended warranty services, amounts due or received from customers under a legally binding commitment prior to services being rendered, deferred revenue related to Dell-owned software offerings, as well as other deferred revenue. Other deferred revenue primarily consists of deferred profit on third-party software offerings. See Note 16 of the Notes to the Consolidated Financial Statements for further information on deferred revenue.

*Vendor Rebates and Settlements* — Dell may receive consideration from vendors in the normal course of business. Certain of these funds are rebates of purchase price paid and others are related to reimbursement of costs incurred by Dell to sell the vendor's products. Dell recognizes a reduction of cost of goods sold and inventory if the funds are a reduction of the price of the vendor's products. If the consideration is a reimbursement of costs incurred by Dell to sell or develop the vendor's products, then the consideration is classified as a reduction of that cost in the Consolidated Statements of Income, most often operating expenses. In order to be recognized as a reduction of operating expenses, the reimbursement must be for a specific, incremental, identifiable cost incurred by Dell in selling the vendor's products or services.

In addition, Dell may settle commercial disputes with vendors from time to time. Claims for loss recoveries are recognized when a loss event has occurred, recovery is considered probable, the agreement is finalized, and collectability is assured. Amounts received by Dell from vendors for loss recoveries are generally recorded as a reduction of cost of goods sold.

*Loss Contingencies* — Dell is subject to the possibility of various losses arising in the ordinary course of business. Dell considers the likelihood of loss or impairment of an asset or the incurrence of a liability, as well as Dell's ability to reasonably estimate the amount of loss, in determining loss contingencies. An estimated loss contingency is accrued when it is probable that an asset has been impaired or a liability has been incurred and the amount of loss can be reasonably estimated. Dell regularly evaluates current information available to determine whether such accruals should be adjusted and whether new accruals are required.

*Shipping Costs* — Dell's shipping and handling costs are included in cost of sales in the Consolidated Statements of Income.

*Selling, General, and Administrative* — Selling expenses include items such as sales salaries and commissions, marketing and advertising costs, and contractor services. Advertising costs are expensed as incurred and were $833 million, $860 million, and $730 million, during Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. Advertising costs are included in selling, general, and administrative expenses in the Consolidated Statements of Income. General and administrative expenses include items for Dell's administrative functions, such as finance, legal, human resources, and information technology support. These functions include costs for items such as salaries, maintenance and supplies, insurance, depreciation expense, and allowance for doubtful accounts.

*Research, Development, and Engineering Costs* — Research, development, and engineering costs are expensed as incurred. Research, development, and engineering expenses primarily include payroll and headcount-related costs, contractor fees, infrastructure costs, and administrative expenses directly related to research and development support.

*Income Taxes* — Deferred tax assets and liabilities are recorded based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Dell calculates a provision for income taxes using the asset and liability method, under which deferred tax assets and liabilities are recognized by identifying the temporary differences arising from the different treatment of items for tax and accounting purposes. Dell provides valuation allowances for deferred tax assets, where appropriate. In assessing the need for a valuation allowance, Dell considers all available evidence for each jurisdiction, including past operating results, estimates of future taxable income, and the feasibility of ongoing tax planning strategies. In the event Dell determines all or part of the net deferred tax assets are not realizable in the future, Dell will make an adjustment to the valuation allowance that would be charged to earnings in the period such determination is made.

The accounting guidance for uncertainties in income tax prescribes a comprehensive model for the financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns. Dell recognizes a tax benefit from an uncertain tax position in the financial statements only when it is more likely than not that the position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits and a consideration of the relevant taxing authority's administrative practices and precedents.

*Earnings Per Share* — Basic earnings per share is based on the weighted-average effect of all common shares issued and outstanding, and is calculated by dividing net income by the weighted-average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. Dell excludes equity instruments from the calculation of diluted earnings per share if the effect of including such instruments is anti-dilutive. See Note 12 of the Notes to the Consolidated Financial Statements for further information on earnings per share.

*Stock-Based Compensation* — Dell measures stock-based compensation expense for all share-based awards granted based on the estimated fair value of those awards at grant date. The cost of restricted stock units and performance-based restricted stock units is determined using the fair market value of Dell's common stock on the date of grant. For stock options granted under Dell's Incentive Plans, Dell typically estimates the fair value of the awards using the Black-Scholes valuation model. For stock options assumed through business acquisitions, Dell uses the lattice binomial valuation model to estimate the fair value of the assumed award. The compensation costs of stock options, restricted stock units, and awards with a cliff vesting feature are recognized net of any estimated forfeitures on a straight-line basis over the employee requisite service period. Compensation cost for performance-based awards is recognized on a graded accelerated basis net of estimated forfeitures over the requisite service period when achievement of the performance conditions is considered probable. Forfeiture rates are estimated at grant date based on historical experience and adjusted in subsequent periods for differences in actual forfeitures from those estimates. See Note 14 of the Notes to the Consolidated Financial Statements for further discussion of stock-based compensation.

## Recently Issued Accounting Pronouncements

*Comprehensive Income* — In June 2011, the Financial Accounting Standards Board (the "FASB") issued new guidance on the presentation of comprehensive income. The new guidance eliminates the option to present components of other comprehensive income as part of the statement of changes in stockholders' equity and requires an entity to present either one continuous statement of net income and other comprehensive income or two separate, but consecutive statements. This new guidance relates only to presentation. Dell began presenting a separate Condensed Consolidated Statement of Comprehensive Income in the first quarter of Fiscal 2013. In February 2013, the FASB issued new guidance on reporting reclassifications out of accumulated other comprehensive income. This new guidance will be effective for Dell for the first quarter of the fiscal year ending January 31, 2014. Other than requiring additional disclosures, Dell does not expect this new guidance to impact Dell's Consolidated Financial Statements.

*Intangibles-Goodwill and Other* — In September 2011, the FASB issued new guidance that simplified how entities test goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test becomes optional. Dell adopted this new guidance in the first quarter of Fiscal 2013. Goodwill is tested for impairment on an annual basis in the second fiscal quarter, or sooner if an indicator of impairment occurs. The adoption of this guidance did not impact Dell's Consolidated Financial Statements. See Note 8 of the Notes to the Consolidated Financial Statements for more information.

In July 2012, the FASB issued amended guidance that simplifies how entities test indefinite-lived intangible assets other than goodwill for impairment. After assessment of certain qualitative factors, if it is determined to be more likely than not that an indefinite-lived asset is impaired, entities must perform the quantitative impairment test. Otherwise, the quantitative test becomes optional. The amended guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012, with early adoption permitted. Dell adopted this new guidance in the third quarter of the Fiscal 2013, and the adoption did not impact Dell's Consolidated Financial Statements.

*Disclosures about Offsetting Assets and Liabilities* — In January 2013, the FASB issued amended guidance that will enhance disclosure requirements about the nature of an entity's right to offset and related arrangements associated with its derivative instruments, repurchase agreements, and securities lending transactions. This new guidance requires the disclosure of the gross amounts subject to rights of offset, amounts offset in accordance with the accounting standards followed, and the related net exposure. This new guidance will be effective for Dell for the first quarter of the fiscal year ending January 31, 2014. Early adoption is not permitted. Other than requiring additional disclosures, Dell does not expect this new guidance to impact Dell's Consolidated Financial Statements.

## NOTE 2 — FAIR VALUE MEASUREMENTS

The following table presents Dell's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of February 1, 2013, and February 3, 2012:

| | February 1, 2013 | | | | February 3, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Level 1[(a)] | Level 2[(a)] | Level 3 | Total | Level 1 | Level 2 | Level 3 | Total |
| | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs | | Quoted Prices in Active Markets for Identical Assets | Significant Other Observable Inputs | Significant Unobservable Inputs | |
| | (in millions) | | | | | | | |
| *Assets:* | | | | | | | | |
| Cash equivalents: | | | | | | | | |
| Money market funds | $ 8,869 | $ - | $ - | $ 8,869 | $ 8,370 | $ - | $ - | $ 8,370 |
| Commercial paper | - | - | - | - | - | 2,011 | - | 2,011 |
| U.S. corporate | - | - | - | - | - | 5 | - | 5 |
| Debt securities: | | | | | | | | |
| Non- U.S. government and agencies | - | 96 | - | 96 | - | 94 | - | 94 |
| Commercial paper | - | 6 | - | 6 | - | 434 | - | 434 |
| U.S. corporate | - | 1,701 | - | 1,701 | - | 2,668 | - | 2,668 |
| International corporate | - | 700 | - | 700 | - | 1,055 | - | 1,055 |
| Equity and other securities | 1 | 112 | - | 113 | 2 | 105 | - | 107 |
| Derivative instruments | - | 68 | - | 68 | - | 140 | - | 140 |
| Total assets | $ 8,870 | $ 2,683 | $ - | $ 11,553 | $ 8,372 | $ 6,512 | $ - | $ 14,884 |
| *Liabilities:* | | | | | | | | |
| Derivative instruments | $ - | $ 16 | $ - | $ 16 | $ - | $ 17 | $ - | $ 17 |
| Total liabilities | $ - | $ 16 | $ - | $ 16 | $ - | $ 17 | $ - | $ 17 |

(a) Dell did not transfer any securities between levels during the fiscal year ended February 1, 2013 or during the fiscal year ended February 3, 2012.

The following section describes the valuation methodologies Dell uses to measure financial instruments at fair value:

*Cash Equivalents* — The majority of Dell's cash equivalents in the above table consist of money market funds and corporate commercial paper, all with original maturities of 90 days or less and valued at fair value. The valuations of these securities are based on quoted prices in active markets for identical assets, when available, or pricing models whereby all significant inputs are observable or can be derived from or corroborated by observable market data. Dell reviews security pricing and assesses liquidity on a quarterly basis.

*Debt Securities* — The majority of Dell's debt securities consist of various fixed income securities such as U.S. corporate, international corporate, and non-U.S. government and agencies. Valuation is based on pricing models whereby all significant inputs, including benchmark yields, reported trades, broker-dealer quotes, issue spreads, benchmark securities, bids, offers, and other market related data, are observable or can be derived from or corroborated by observable market data for substantially the full term of the asset. Inputs are documented in accordance with the fair value measurements hierarchy. Dell reviews security pricing and assesses liquidity on a quarterly basis. See Note 3 of the Notes to the Consolidated Financial Statements for additional information about investments.

*Equity and Other Securities* — The majority of Dell's investments in equity and other securities that are measured at fair value on a recurring basis consist of various mutual funds held in Dell's Deferred Compensation Plan. See Note 14 of the Notes to the Consolidated Financial Statements for additional information about Dell's Deferred Compensation Plan. The valuation of these securities is based on pricing models whereby all significant inputs are observable or can be derived from or corroborated by observable market data. The valuation for the Level 1 position is based on quoted prices in active markets.

*Derivative Instruments* — Dell's derivative financial instruments consist primarily of foreign currency forward and purchased option contracts and interest rate swaps. The fair value of the portfolio is determined using valuation models based on market observable inputs, including interest rate curves, forward and spot prices for currencies, and implied volatilities. Credit risk is factored into the fair value calculation of Dell's derivative instrument portfolio. For interest rate derivative instruments, credit risk is determined at the contract level with the use of credit default spreads of either Dell, when in a net liability position, or the relevant counterparty, when in a net asset position. For foreign exchange derivative instruments, credit risk is determined in a similar manner, except that the credit default spread is applied based on the net position of each counterparty with the use of the appropriate credit default spreads. See Note 6 of the Notes to the Consolidated Financial Statements for a description of Dell's derivative financial instrument activities.

*Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis* — Certain assets are measured at fair value on a nonrecurring basis and therefore are not included in the recurring fair value table above. These assets consist primarily of investments accounted for under the cost method and non-financial assets such as goodwill and intangible assets. Investments accounted for under the cost method included in equity and other securities approximated $157 million and $12 million as of February 1, 2013, and February 3, 2012, respectively. Dell acquired privately held investments in conjunction with its acquisition of Quest Software, Inc. during the third quarter of Fiscal 2013 that are accounted for under the cost method. The fair value of these investments was $111 million as of the date of acquisition. See Note 7 of the Notes to the Consolidated Financial Statements for additional information about this acquisition. Goodwill, intangible assets, and investments accounted for under the cost method are measured at fair value initially and subsequently when there is an indicator of impairment and the impairment is recognized. See Note 8 of the Notes to the Consolidated Financial Statements for additional information about goodwill and intangible assets.

## NOTE 3 — INVESTMENTS

The following table summarizes, by major security type, the carrying value and amortized cost of Dell's investments. All debt security investments with remaining maturities in excess of one year and substantially all equity and other securities are recorded as long-term investments in the Consolidated Statements of Financial Position.

| | February 1, 2013 | | | | February 3, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Carrying Value | Cost | Unrealized Gain | Unrealized (Loss) | Carrying Value | Cost | Unrealized Gain | Unrealized (Loss) |
| | (in millions) | | | | | | | |
| *Investments:* | | | | | | | | |
| Non- U.S. government and agencies | $ 13 | $ 13 | $ - | $ - | $ 24 | $ 24 | $ - | $ - |
| Commercial paper | 6 | 6 | - | - | 434 | 434 | - | - |
| U.S. corporate | 113 | 112 | 1 | - | 336 | 335 | 1 | - |
| International corporate | 76 | 76 | - | - | 172 | 172 | - | - |
| Total short-term investments | 208 | 207 | 1 | - | 966 | 965 | 1 | - |
| Non- U.S. government and agencies | 83 | 83 | - | - | 70 | 70 | - | - |
| U.S. corporate | 1,588 | 1,580 | 9 | (1) | 2,332 | 2,322 | 12 | (2) |
| International corporate | 624 | 620 | 4 | - | 883 | 880 | 4 | (1) |
| Equity and other securities | 270 | 270 | - | - | 119 | 119 | - | - |
| Total long-term investments | 2,565 | 2,553 | 13 | (1) | 3,404 | 3,391 | 16 | (3) |
| Total investments | $ 2,773 | $ 2,760 | $ 14 | $ (1) | $ 4,370 | $ 4,356 | $ 17 | $ (3) |

Dell's investments in debt securities are classified as available-for-sale securities, which are carried at fair value. Equity and other securities primarily relate to investments held in Dell's Deferred Compensation Plan, which are classified as trading securities and carried at fair value, and investments accounted for under the cost method. The fair value of Dell's portfolio can be affected by interest rate movements, credit, and liquidity risks. Dell's investments in debt securities have contractual maturities of three years or less.

During Fiscal 2013, Fiscal 2012, and Fiscal 2011, gross realized gains recognized in interest and other, net were $36 million, $49 million, and $7 million, respectively. Dell recognized gross realized losses of $1 million, $41 million, and $1 million, respectively, during the same periods.

## NOTE 4 — FINANCIAL SERVICES

### Dell Financial Services

Dell offers or arranges various financing options and services for its business and consumer customers in the U.S. and Canada through Dell Financial Services ("DFS"). DFS's key activities include the origination, collection, and servicing of customer receivables primarily related to the purchase of Dell products and services. The results of DFS are included in the business segment where the customer receivable was originated.

Dell's financing receivables are aggregated into the following categories:

- *Revolving loans* — Revolving loans offered under private label credit financing programs provide qualified customers with a revolving credit line for the purchase of products and services offered by Dell. These private label credit financing programs are referred to as Dell Preferred Account ("DPA") and Dell Business Credit ("DBC"). The DPA product is primarily offered to individual customers, and the DBC product is primarily offered to small and medium-sized commercial customers. Revolving loans in the U.S. bear interest at a variable annual percentage rate that is tied to the prime rate. Based on historical payment patterns, revolving loan transactions are typically repaid within 12 months on average. Revolving loans are included in short-term financing receivables.

- *Fixed-term sales-type leases and loans* — Dell enters into sales-type lease arrangements with customers who desire lease financing. Leases with business customers have fixed terms of generally two to four years. Future maturities of minimum lease payments at February 1, 2013, were as follows: Fiscal 2014 — $1,191 million; Fiscal 2015 — $750 million; Fiscal 2016 — $322 million; Fiscal 2017 — $40 million; Fiscal 2018 and beyond — $5 million. Dell also offers fixed-term loans to qualified small businesses, large commercial accounts, governmental organizations, educational entities, and certain individual consumer customers. These loans are repaid in equal payments including interest and have defined terms of generally three to four years.

The following table summarizes the components of Dell's customer financing receivables segregated by portfolio segment as of February 1, 2013, and February 3, 2012:

| | February 1, 2013 | | | February 3, 2012 | | |
|---|---|---|---|---|---|---|
| | Revolving | Fixed-term | Total | Revolving | Fixed-term | Total |
| | (in millions) | | | | | |
| *Financing Receivables, net:* | | | | | | |
| Customer receivables, gross | $ 1,834 | $ 2,535 | $ 4,369 | $ 2,096 | $ 2,443 | $ 4,539 |
| Allowances for losses | (169) | (23) | (192) | (179) | (23) | (202) |
| Customer receivables, net | 1,665 | 2,512 | 4,177 | 1,917 | 2,420 | 4,337 |
| Residual interest | - | 385 | 385 | - | 362 | 362 |
| Financing receivables, net | $ 1,665 | $ 2,897 | $ 4,562 | $ 1,917 | $ 2,782 | $ 4,699 |
| Short-term | $ 1,665 | $ 1,548 | $ 3,213 | $ 1,917 | $ 1,410 | $ 3,327 |
| Long-term | - | 1,349 | 1,349 | - | 1,372 | 1,372 |
| Financing receivables, net | $ 1,665 | $ 2,897 | $ 4,562 | $ 1,917 | $ 2,782 | $ 4,699 |

The following table summarizes the changes in the allowance for financing receivable losses for the respective periods:

| | Fiscal Year Ended | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | February 1, 2013 | | | February 3, 2012 | | | January 28, 2011 | | |
| | Revolving | Fixed-term | Total | Revolving | Fixed-term | Total | Revolving | Fixed-term | Total |
| | (in millions) | | | | | | | | |
| *Allowance for financing receivable losses:* | | | | | | | | | |
| Balance at beginning of period | $ 179 | $ 23 | $ 202 | $ 214 | $ 27 | $ 241 | $ 224 | $ 13 | $ 237 |
| Incremental allowance due to VIE consolidation | - | - | - | - | - | - | - | 16 | 16 |
| Principal charge-offs | (179) | (18) | (197) | (204) | (9) | (213) | (233) | (18) | (251) |
| Interest charge-offs | (34) | - | (34) | (38) | - | (38) | (46) | - | (46) |
| Recoveries | 59 | 4 | 63 | 64 | 4 | 68 | 27 | - | 27 |
| Provision charged to income statement | 144 | 14 | 158 | 143 | 1 | 144 | 242 | 16 | 258 |
| Balance at end of period | $ 169 | $ 23 | $ 192 | $ 179 | $ 23 | $ 202 | $ 214 | $ 27 | $ 241 |

The following table summarizes the aging of Dell's customer financing receivables, gross, including accrued interest, as of February 1, 2013, and February 3, 2012, segregated by class:

| | February 1, 2013 | | | | February 3, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Current | Past Due 1 — 90 Days | Past Due > 90 Days | Total | Current | Past Due 1 — 90 Days | Past Due > 90 Days | Total |
| | (in millions) | | | | | | | |
| *Revolving — DPA* | $ 1,322 | $ 163 | $ 54 | $ 1,539 | $ 1,521 | $ 195 | $ 67 | $ 1,783 |
| *Revolving — DBC* | 264 | 25 | 6 | 295 | 272 | 33 | 8 | 313 |
| *Fixed term — Consumer and Small Commercial* | 310 | 16 | 1 | 327 | 324 | 18 | 5 | 347 |
| *Fixed-term — Medium and Large Commercial* | 2,015 | 172 | 21 | 2,208 | 1,946 | 136 | 14 | 2,096 |
| Total customer receivables, gross | $ 3,911 | $ 376 | $ 82 | $ 4,369 | $ 4,063 | $ 382 | $ 94 | $ 4,539 |

*DFS Acquisitions*

In Fiscal 2011, Dell purchased a portfolio of revolving loan receivables for $430 million from CIT Group Inc. ("CIT") that consisted of revolving Dell customer account balances. In Fiscal 2012, Dell entered into a definitive agreement to acquire CIT Vendor Finance's Dell-related financing assets portfolio and sales and servicing functions in Europe. The acquisition of these assets will enable global expansion of Dell's direct finance model. Subject to customary closing, regulatory, and other conditions, Dell expects to complete this transaction in Fiscal 2014.

*Credit Quality*

The following tables summarize customer receivables, gross, including accrued interest by credit quality indicator segregated by class, as of February 1, 2013, and February 3, 2012. The categories shown in the tables below segregate customer receivables based on the relative degrees of credit risk. The credit quality categories cannot be compared between the different classes as loss experience in each class varies substantially. The credit quality indicators for DPA revolving accounts are primarily as of each quarter-end date, and all others are generally updated on a periodic basis.

For the DPA revolving receivables shown in the table below, Dell makes credit decisions based on propriety scorecards, which include the customer's credit history, payment history, credit usage, and other credit agency-related elements. The higher quality category includes prime accounts generally of a higher credit quality that are comparable to U.S. customer FICO scores of 720 or above. The mid-category represents the mid-tier accounts that are comparable to U.S. FICO scores from 660 to 719. The lower category is generally sub-prime and represents lower credit quality accounts that are comparable to FICO scores below 660.

| | February 1, 2013 | | | | February 3, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Higher | Mid | Lower | Total | Higher | Mid | Lower | Total |
| | (in millions) | | | | | | | |
| *Revolving — DPA* | $ 201 | $ 435 | $ 903 | $ 1,539 | $ 248 | $ 492 | $ 1,043 | $ 1,783 |

For the receivables shown in the table below, an internal grading system is utilized that assigns a credit level score based on a number of considerations, including liquidity, operating performance, and industry outlook. The higher category includes receivables that are generally within Dell's top credit quality levels, which typically have the lowest loss experience. The middle category generally falls within the mid-tier credit levels, and the lower category generally falls within Dell's bottom credit levels, which experience higher loss rates. The grading criteria and classifications are different between the fixed-term and revolving products as the loss performance varies between these product and customer sets. Therefore, the credit levels are not comparable between the consumer and small commercial fixed-term class and the DBC revolving class.

| | February 1, 2013 | | | | February 3, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Higher | Mid | Lower | Total | Higher | Mid | Lower | Total |
| | (in millions) | | | | | | | |
| *Revolving — DBC* | $ 99 | $ 88 | $ 108 | $ 295 | $ 111 | $ 98 | $ 104 | $ 313 |
| *Fixed-term — Consumer and Small Commercial*[(a)] | $ 90 | $ 117 | $ 120 | $ 327 | $ 97 | $ 120 | $ 130 | $ 347 |

(a) During the first quarter of Fiscal 2013, Dell re-defined its internal scoring categorization for its small commercial fixed-term customers. In connection with this change, Dell has re-categorized existing customers and has recast prior period credit quality categories for these customers to conform to the current year's classification. This change had no impact on Dell's allowance for loss rates.

For the receivables in the table below, an internal grading system is also utilized that assigns a credit level score based on liquidity, operating performance, and industry outlook. Dell's internal credit level scoring has been aggregated to their most comparable external commercial rating agency equivalents. Investment grade generally represents the highest credit quality accounts, non-investment grade represents middle quality accounts, and sub-standard represents the lowest quality accounts.

| | February 1, 2013 | | | | February 3, 2012 | | | |
|---|---|---|---|---|---|---|---|---|
| | Investment | Non-Investment | Sub-Standard | Total | Investment | Non-Investment | Sub-Standard | Total |
| | (in millions) | | | | | | | |
| *Fixed-term — Medium and Large Commercial* ....... | $ 1,355 | $ 582 | $ 271 | $ 2,208 | $ 1,504 | $ 363 | $ 229 | $ 2,096 |

*Asset Securitizations and Sales*

Dell transfers certain U.S. customer financing receivables to SPEs which meet the definition of a VIE and are consolidated into Dell's Consolidated Financial Statements. These SPEs are bankruptcy remote legal entities with separate assets and liabilities. The purpose of the SPEs is to facilitate the funding of customer receivables in the capital markets. These SPEs have entered into financing arrangements with multi-seller conduits that, in turn, issue asset-backed debt securities in the capital markets. Dell's risk of loss related to securitized receivables is limited to the amount of Dell's right to receive collections for assets securitized exceeding the amount required to pay interest, principal, and other fees and expenses related to the asset-backed securities. Dell provides credit enhancement to the securitization in the form of over-collateralization. Customer receivables funded via securitization through SPEs were $2.0 billion, $2.3 billion, and $1.9 billion, during Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively.

The following table shows financing receivables held by the consolidated VIEs:

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Financing receivables held by consolidated VIEs, net:* | | |
| Short-term, net ........................................... | $ 1,089 | $ 1,096 |
| Long-term, net ........................................... | 386 | 429 |
| Financing receivables held by consolidated VIEs, net ................ | $ 1,475 | $ 1,525 |

Dell's securitization programs are generally effective for 12 months and are subject to an annual renewal process. These programs contain standard structural features related to the performance of the securitized receivables. The structural features include defined credit losses, delinquencies, average credit scores, and excess collections above or below specified levels. In the event one or more of these criteria are not met and Dell is unable to restructure the program, no further funding of receivables will be permitted and the timing of Dell's expected cash flows from over-collateralization will be delayed. At February 1, 2013, these criteria were met.

Dell sells selected fixed-term financing receivables to unrelated third parties on a periodic basis, primarily to manage certain concentrations of customer credit exposure. For the fiscal years ended February 1, 2013, February 3, 2012, and January 28, 2011, the amount of the receivables sold was $375 million, $221 million, and $153 million, respectively.

*Structured Financing Debt*

The structured financing debt related to the fixed-term lease and loan, and revolving loan securitization programs was $1.3 billion as of both February 1, 2013 and February 3, 2012. The debt is collateralized solely by the financing receivables in the programs. The debt has a variable interest rate and an average duration of 12 to 36 months based on the terms of the underlying financing receivables. As of February 1, 2013, the total debt capacity related to the securitization programs was $1.5 billion. Dell's securitization programs are structured to operate near their debt capacity. See Note 5 of the Notes to the Consolidated Financial Statements for additional information regarding the structured financing debt.

Dell enters into interest rate swap agreements to effectively convert a portion of the structured financing debt from a floating rate to a fixed rate. The interest rate swaps qualify for hedge accounting treatment as cash flow hedges. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about interest rate swaps.

## NOTE 5 — BORROWINGS

The following table summarizes Dell's outstanding debt as of the dates indicated:

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| **Long-Term Debt** | | |
| **Senior Notes** | | |
| $400 million issued on June 10, 2009, at 3.375% due June 2012 ("2012 Notes")[a] | $ - | $ 400 |
| $600 million issued on April 17, 2008, at 4.70% due April 2013 ("2013A Notes")[a][b] | 601 | 605 |
| $500 million issued on September 7, 2010, at 1.40% due September 2013 | 500 | 499 |
| $500 million issued on April 1, 2009, at 5.625% due April 2014[b] | 500 | 500 |
| $300 million issued on March 28, 2011, with a floating rate due April 2014 ("2014B Notes") | 300 | 300 |
| $400 million issued on March 28, 2011, at 2.10% due April 2014 | 400 | 400 |
| $700 million issued on September 7, 2010, at 2.30% due September 2015[b] | 702 | 701 |
| $400 million issued on March 28, 2011, at 3.10% due April 2016[b] | 402 | 401 |
| $500 million issued on April 17, 2008, at 5.65% due April 2018[b] | 502 | 501 |
| $600 million issued on June 10, 2009, at 5.875% due June 2019[b] | 604 | 602 |
| $400 million issued on March 28, 2011, at 4.625% due April 2021 | 398 | 398 |
| $400 million issued on April 17, 2008, at 6.50% due April 2038 | 400 | 400 |
| $300 million issued on September 7, 2010, at 5.40% due September 2040 | 300 | 300 |
| **Senior Debentures** | | |
| $300 million issued on April 3, 1998, at 7.10% due April 2028 ("Senior Debentures")[a] | 379 | 384 |
| **Other** | | |
| Long-term structured financing debt | 872 | 920 |
| Less: current portion of long-term debt | (1,618) | (924) |
| Total long-term debt | 5,242 | 6,387 |
| **Short-Term Debt** | | |
| Commercial paper | 1,807 | 1,500 |
| Short-term structured financing debt | 416 | 440 |
| Current portion of long-term debt | 1,618 | 924 |
| Other | 2 | 3 |
| Total short-term debt | 3,843 | 2,867 |
| Total debt | $ 9,085 | $ 9,254 |

(a) Includes the impact of interest rate swap terminations.

(b) Includes hedge accounting adjustments.

As of February 1, 2013, the total carrying value and estimated fair value of outstanding senior notes and debentures, including the current portion, was approximately $6.0 billion and $5.9 billion, respectively. This is compared to a carrying value and estimated fair value of $6.4 billion and $6.9 billion, respectively, as of February 3, 2012. The fair value of outstanding senior notes and debentures was determined based on observable market prices in a less active market and was categorized as Level 2 in the fair value hierarchy. The fair values of the structured financing debt, commercial paper, and other short-term debt approximate their carrying values. Interest on the senior notes and debentures is payable semiannually, except for the floating rate 2014B Notes which accrue interest that is payable quarterly. The carrying value of the Senior Debentures, the 2012 Notes and the 2013A Notes, includes an unamortized amount related to the termination of interest rate swap agreements, which were previously designated as hedges of the debt. See Note 6 of the Notes to the Consolidated Financial Statements for additional information about interest rate swaps. The weighted average interest rate for the short-term structured financing debt and other as of February 1, 2013, and February 3, 2012, was 1.00% and 0.98%, respectively.

*Structured Financing Debt* — As of February 1, 2013, Dell had $1.3 billion outstanding in structured financing related debt, which was primarily related to the fixed-term lease and loan, and revolving loan securitization programs. Of the $872 million outstanding in long-term structured financing debt, which is primarily related to the fixed-term lease and loan programs, $517 million was classified as current as of February 1, 2013. See Note 4 and Note 6 of the Notes to the Consolidated Financial Statements for further discussion of the structured financing debt and the interest rate swap agreements that hedge a portion of that debt.

Aggregate future maturities of long-term debt at face value were as follows as of February 1, 2013:

| | Maturities by Fiscal Year | | | | | | |
|---|---|---|---|---|---|---|---|
| | 2014 | 2015 | 2016 | 2017 | 2018 | Thereafter | Total |
| | (in millions) | | | | | | |
| Aggregate future maturities of long-term debt outstanding | $ 1,617 | $ 1,465 | $ 790 | $ 400 | $ - | $ 2,500 | $ 6,772 |

*Commercial Paper* — As of February 1, 2013, and February 3, 2012, there was $1.8 billion and $1.5 billion, respectively, outstanding under the commercial paper program. The weighted average interest rate on outstanding commercial paper as of February 1, 2013, and February 3, 2012, was 0.38% and 0.23%, respectively. Dell has $3.0 billion in senior unsecured revolving credit facilities, primarily to support its $2.5 billion commercial paper program. Of these credit facilities, $1.0 billion will expire on April 2, 2013, and $2.0 billion will expire on April 15, 2015. There were no outstanding advances under the revolving credit facilities as of February 1, 2013.

The indentures governing the Notes, the Senior Debentures, and the structured financing debt contain customary events of default, including failure to make required payments, failure to comply with certain agreements or covenants, and certain events of bankruptcy and insolvency. The indentures also contain covenants limiting Dell's ability to create certain liens; enter into sale-and-lease back transactions; and consolidate or merge with, or convey, transfer or lease all or substantially all of its assets to, another person. The senior unsecured revolving credit facilities require compliance with conditions that must be satisfied prior to any borrowing, as well as ongoing compliance with specified affirmative and negative covenants, including maintenance of a minimum interest coverage ratio. Dell was in compliance with all financial covenants as of February 1, 2013.

## NOTE 6 — DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

*Derivative Instruments*

As part of its risk management strategy, Dell uses derivative instruments, primarily forward contracts and purchased options, to hedge certain foreign currency exposures and interest rate swaps to manage the exposure of its debt portfolio to interest rate risk. Dell's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge the exposures, thereby reducing volatility of earnings and protecting the fair values of assets and liabilities. Dell assesses hedge effectiveness both at the onset of the hedge and at regular intervals throughout the life of the derivative and recognizes any ineffective portion of the hedge, as well as amounts not included in the assessment of effectiveness, in earnings as a component of interest and other, net. Hedge ineffectiveness and amounts not included in the assessment of effectiveness were not material for fair value or cash flow hedges during Fiscal 2013, Fiscal 2012, or Fiscal 2011.

*Foreign Exchange Risk*

Dell uses a combination of forward contracts and purchased options designated as cash flow hedges to protect against the foreign currency exchange rate risks inherent in its forecasted transactions denominated in currencies other than the U.S. dollar. The risk of loss associated with purchased options is limited to premium amounts paid for the option contracts. The risk of loss associated with forward contracts is equal to the exchange rate differential from the time the contract is entered into until the time it is settled. The majority of these contracts typically expire in 12 months or less.

During the fiscal year ended February 1, 2013, Dell did not discontinue any cash flow hedges related to foreign exchange contracts that had a material impact on Dell's results of operations, as substantially all forecasted foreign currency transactions were realized in Dell's actual results.

In addition, Dell uses forward contracts and purchased options to hedge monetary assets and liabilities denominated in a foreign currency. These contracts generally expire in three months or less, are considered economic hedges and are not designated. The change in the fair value of these instruments represents a natural hedge as their gains and losses offset the changes in the underlying fair value of the monetary assets and liabilities due to movements in currency exchange rates. Dell recognized gains for the change in fair value of these foreign currency forward contracts of $1 million, $17 million, and $59 million during Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively.

*Interest Rate Risk*

Dell uses interest rate swaps to hedge the variability in cash flows related to the interest rate payments on structured financing debt. The interest rate swaps economically convert the variable rate on the structured financing debt to a fixed interest rate to match the underlying fixed rate being received on fixed term customer leases and loans. The duration of these contracts typically ranges from 30 to 42 months. Certain of these swaps are designated as cash flow hedges.

In addition, Dell may use forward-starting interest rate swaps and interest rate lock agreements to lock in fixed interest rates on its forecasted issuances of debt. The objective of these hedges is to offset the variability of future payments associated with the interest rate on debt instruments. As of February 1, 2013, Dell had $600 million in aggregate notional amounts of forward-starting interest rate swaps outstanding. These hedges are designated as cash flow hedges. Dell did not have any forward-starting interest rate swaps designated as cash flow hedges at February 3, 2012.

Periodically, Dell also uses interest rate swaps designated as fair value hedges to modify the market risk exposures in connection with long-term debt to achieve primarily LIBOR-based floating interest expense. As of February 1, 2013, and February 3, 2012, Dell had outstanding interest rate swaps that economically hedge a portion of its interest rate exposure on certain tranches of its long-term debt.

*Notional Amounts of Outstanding Derivative Instruments*

The notional amounts of Dell's outstanding derivative instruments are as follows as of the dates indicated:

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Foreign Exchange Contracts* | | |
| Designated as cash flow hedging instruments | $ 2,847 | $ 4,549 |
| Non-designated as hedging instruments | 512 | 168 |
| Total | $ 3,359 | $ 4,717 |
| *Interest Rate Contracts* | | |
| Designated as fair value hedging instruments | $ 800 | $ 650 |
| Designated as cash flow hedging instruments | 1,320 | 751 |
| Non-designated as hedging instruments | 127 | 132 |
| Total | $ 2,247 | $ 1,533 |

*Derivative Instruments Additional Information*

The unrealized net gain or loss for interest rate swaps and foreign currency exchange contracts, recorded as a component of accumulated other comprehensive loss in the Consolidated Statements of Financial Position, was a gain of $1 million and a loss of $40 million as of February 1, 2013 and February 3, 2012, respectively.

Dell has reviewed the existence and nature of credit-risk-related contingent features in derivative trading agreements with its counterparties. Certain agreements contain clauses under which, if Dell's credit ratings were to fall below investment grade upon a change of control of Dell, counterparties would have the right to terminate those derivative contracts where Dell is in a net liability position. As of February 1, 2013, there had been no such triggering events.

*Effect of Derivative Instruments on the Consolidated Statements of Financial Position and the Consolidated Statements of Income*

| Derivatives in Cash Flow Hedging Relationships | Gain (Loss) Recognized in Accumulated OCI, Net of Tax, on Derivatives (Effective Portion) | Location of Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Gain (Loss) Reclassified from Accumulated OCI into Income (Effective Portion) | Location of Gain (Loss) Recognized in Income on Derivative (Ineffective Portion) | Gain (Loss) Recognized in Income on Derivative (Ineffective Portion) |
|---|---|---|---|---|---|
| | | (in millions) | | | |
| *For the fiscal year ended February 1, 2013* | | | | | |
| | | Total net revenue | $ (42) | | |
| Foreign exchange contracts | $ (16) | Total cost of net revenue | (15) | | |
| Interest rate contracts | (2) | Interest and other, net | - | Interest and other, net | $ (2) |
| Total | $ (18) | | $ (57) | | $ (2) |
| *For the fiscal year ended February 3, 2012* | | | | | |
| | | Total net revenue | $ (188) | | |
| Foreign exchange contracts | $ (122) | Total cost of net revenue | (3) | | |
| Interest rate contracts | 3 | Interest and other, net | - | Interest and other, net | $ 1 |
| Total | $ (119) | | $ (191) | | $ 1 |

*Fair Value of Derivative Instruments in the Consolidated Statements of Financial Position*

Dell presents its foreign exchange derivative instruments on a net basis in the Consolidated Statements of Financial Position due to the right of offset by its individual counterparties under master netting arrangements. The fair value of those derivative instruments presented on a gross basis as of each date indicated below is as follows:

| | February 1, 2013 | | | | |
|---|---|---|---|---|---|
| | Other Current Assets | Other Non-Current Assets | Other Current Liabilities | Other Non-Current Liabilities | Total Fair Value |
| | | | (in millions) | | |
| *Derivatives Designated as Hedging Instruments* | | | | | |
| Foreign exchange contracts in an asset position | $ 86 | $ - | $ 9 | $ - | $ 95 |
| Foreign exchange contracts in a liability position | (40) | - | (3) | - | (43) |
| Interest rate contracts in an asset position | - | 12 | - | - | 12 |
| Interest rate contracts in a liability position | - | - | - | (6) | (6) |
| Net asset (liability) | 46 | 12 | 6 | (6) | 58 |
| *Derivatives not Designated as Hedging Instruments* | | | | | |
| Foreign exchange contracts in an asset position | 118 | - | 16 | - | 134 |
| Foreign exchange contracts in a liability position | (108) | - | (32) | - | (140) |
| Net asset (liability) | 10 | - | (16) | - | (6) |
| Total derivatives at fair value | $ 56 | $ 12 | $ (10) | $ (6) | $ 52 |

| | February 3, 2012 | | | | |
|---|---|---|---|---|---|
| | Other Current Assets[a] | Other Non-Current Assets | Other Current Liabilities | Other Non-Current Liabilities | Total Fair Value |
| | | | (in millions) | | |
| *Derivatives Designated as Hedging Instruments* | | | | | |
| Foreign exchange contracts in an asset position | $ 134 | $ - | $ 2 | $ - | $ 136 |
| Foreign exchange contracts in a liability position | (69) | - | (7) | - | (76) |
| Interest rate contracts in an asset position | - | 8 | - | - | 8 |
| Interest rate contracts in a liability position | - | - | - | (3) | (3) |
| Net asset (liability) | 65 | 8 | (5) | (3) | 65 |
| *Derivatives not Designated as Hedging Instruments* | | | | | |
| Foreign exchange contracts in an asset position | 199 | - | 2 | - | 201 |
| Foreign exchange contracts in a liability position | (132) | - | (11) | - | (143) |
| Net asset (liability) | 67 | - | (9) | - | 58 |
| Total derivatives at fair value | $ 132 | $ 8 | $ (14) | $ (3) | $ 123 |

(a) Amounts as of February 3, 2012 have been revised to reflect adjustments between designated and not designated foreign exchange contracts.

## NOTE 7 — ACQUISITIONS

### Fiscal 2013 Acquisitions

During Fiscal 2013, Dell acquired Quest Software Inc. ("Quest Software"), SonicWALL Inc. ("SonicWALL"), Wyse Technology, Inc. ("Wyse Technology"), AppAssure Software, Inc., Clerity Solutions, Inc., Make Technologies Inc., Gale Technologies, and Credant Technologies. The total purchase consideration for all of these acquisitions was approximately $5.0 billion in cash for all of their outstanding shares. Dell completed its acquisition of Quest Software Inc. ("Quest Software") on September 27, 2012 for a purchase price of approximately $2.5 billion, paid in cash. Quest Software is a global provider of IT management software. Dell recorded approximately $1.7 billion in goodwill and $1.1 billion in intangible assets related to its acquisition of Quest Software. Of the other Fiscal 2013 acquisitions, SonicWALL and Wyse Technology, which were purchased during the second quarter of Fiscal 2013, were the larger acquisitions. SonicWALL is a global technology company that offers advanced network security and data protection software solutions, and Wyse Technology is a global provider of client computing solutions designed to extend desktop virtualization offerings.

All of the above acquisitions are being integrated into Dell's Commercial segments. See Note 15 of the Notes to the Consolidated Financial Statements for additional information on Dell's operating segments.

The following table summarizes the fair value of the assets acquired and liabilities assumed by major class for all the acquisitions completed during Fiscal 2013:

| | Estimated Cost | Weighted-Average Useful Life |
|---|---|---|
| | (in millions) | (in years) |
| Intangible Assets: | | |
| Amortizable intangible assets: | | |
| Customer relationships | $ 687 | 6.9 |
| Technology | 1,293 | 5.6 |
| Non-compete agreements | 5 | 4.4 |
| Trade names | 77 | 6.6 |
| Total amortizable intangible assets | 2,062 | 6.1 |
| In-process research and development | 108 | |
| Total intangible assets | 2,170 | |
| Cash and investments | 407 | |
| Accounts receivable | 176 | |
| Goodwill | 3,487 | |
| Deferred revenue | (417) | |
| Deferred tax liability, net | (571) | |
| Other liabilities and noncontrolling interest assumed, net of assets acquired(a) | (213) | |
| Total | $ 5,039 | |

(a) In conjunction with Dell's acquisition of Quest Software, Dell acquired a controlling ownership interest in a privately-held company. The fair value of the noncontrolling interest related to this investment was $21 million at the date of acquisition.

Dell's preliminary estimate for goodwill acquired during the fiscal year ended February 1, 2013, was $3.5 billion. This amount primarily represents synergies associated with combining the acquired companies with Dell to provide Dell's customers with a broader range of IT solutions. This goodwill is not deductible for tax purposes.

In conjunction with these acquisitions, Dell expects to incur approximately $290 million in compensation-related retention expenses that will be expensed over a period of up to five years. There was no contingent consideration related to these acquisitions.

The results of operations for acquisitions completed during the fiscal year ended February 1, 2013, which primarily consisted of SonicWALL, Wyse Technology, and Quest Software, are included in Dell's results of operations from each respective acquisition date. For the fiscal year ended February 1, 2013, the results of all businesses acquired during Fiscal 2013 contributed $763 million to Dell's net revenue and reduced net income by $168 million. These results include the impacts of amortization of purchased intangible assets and acquisition-related expenses.

The following table provides unaudited pro forma results of operations for the fiscal year ended February 1, 2013, and February 3, 2012, as if Dell's Fiscal 2013 acquisitions had been acquired at the beginning of the fiscal year ended February 3, 2012. The pro forma amounts presented below exclude $85 million in merger-related fees that were reported in Quest Software's historical financial results. The pro forma results are adjusted for amortization of intangible assets, fair value adjustments for deferred revenue, acquisition-related expenses, the elimination of sales between Dell and its acquirees, and the related tax effects for these items, but do not include any anticipated cost synergies or other effects of the planned integration of the acquisitions. Accordingly, such pro forma results are not necessarily indicative of the results that actually would have occurred had the acquisitions been completed on the dates indicated, nor are they indicative of the future operating results of the combined company.

| | Fiscal Year Ended | |
|---|---|---|
| | February 1, 2013 | February 3, 2012 |
| | (in millions, except per share data, unaudited) | |
| Pro forma net sales | $ 57,685 | $ 63,387 |
| Pro forma net income | $ 2,287 | $ 3,195 |
| Pro forma earnings per share—basic | $ 1.31 | $ 1.74 |
| Pro forma earnings per share—diluted | $ 1.30 | $ 1.72 |

### Fiscal 2012 Acquisitions

During Fiscal 2012, Dell completed several acquisitions, including acquisitions of Compellent Technologies, Inc. ("Compellent"), SecureWorks Inc. ("SecureWorks"), DFS Canada, and Force10 Networks, Inc. ("Force10"). The total purchase consideration was approximately $2.7 billion in cash for all of the outstanding shares for all acquisitions completed during the period. Compellent is a provider of virtual storage solutions for enterprise and cloud computing environments, and SecureWorks is a global provider of information security services. Force10 is a global technology company that provides datacenter networking solutions. Compellent, SecureWorks, and Force10 will be integrated into Dell's Commercial segments. DFS Canada enables expansion of Dell's direct finance model into Canada for all of Dell's segments. See Note 4 of the Notes to the Consolidated Financial Statements for further discussion on Dell Financial Services.

Dell recorded $1.5 billion in goodwill related to acquisitions during the fiscal year ended February 3, 2012. This amount primarily represents synergies associated with combining these companies with Dell to provide Dell's customers with a broader range of IT solutions or, in the case of DFS Canada, to extend Dell's financial services capabilities. This goodwill is not deductible for tax purposes. Dell also recorded $753 million in intangible assets related to these acquisitions, which consist primarily of purchased technology and customer relationships. The intangible assets have weighted-average useful lives ranging from 3 to 11 years . In conjunction with these acquisitions, Dell will incur approximately $150 million in compensation-related expenses that will be expensed over a period of up to four years. There was no contingent consideration related to these acquisitions.

Dell has not presented pro forma results of operations for Fiscal 2012 acquisitions because these acquisitions are not material to Dell's consolidated results of operations, financial position, or cash flows on either an individual or an aggregate basis.

### Fiscal 2011 Acquisitions

Dell completed five acquisitions during Fiscal 2011, consisting of Kace Networks, Inc. ("KACE"), Ocarina Networks Inc. ("Ocarina"), Scalent Systems Inc. ("Scalent"), Boomi, Inc. ("Boomi"), and InSite One, Inc. ("InSite"), for a total purchase consideration of approximately $413 million in cash. KACE is a systems management appliance company with solutions tailored to the requirements of mid-sized businesses. KACE was integrated primarily into Dell's SMB and Public segments. Ocarina is a provider of de-duplication solutions and content-aware compression across storage product lines. Scalent is a provider of scalable and efficient data center infrastructure software. Boomi is a provider of on-demand integration technology. Ocarina, Scalent, and Boomi were integrated into Dell's Commercial segments. InSite provides cloud-based medical data archiving, storage, and disaster-recovery solutions to the health care industry. InSite was integrated into Dell's Public segment.

Dell recorded approximately $284 million in goodwill and $141 million in intangible assets related to these acquisitions. The goodwill related to these acquisitions is not deductible for tax purposes. In conjunction with these acquisitions, Dell incurred $56 million in compensation-related expenses that were expensed over a period of one to three years. There was no contingent consideration related to these acquisitions.

Dell has not presented pro forma results of operations for the Fiscal 2011 acquisitions because these acquisitions are not material to Dell's consolidated results of operations, financial position, or cash flows on either an individual or an aggregate basis.

## NOTE 8 — GOODWILL AND INTANGIBLE ASSETS

*Goodwill*

Goodwill allocated to Dell's business segments as of February 1, 2013, and February 3, 2012, and changes in the carrying amount of goodwill for the respective periods, were as follows:

| | Fiscal Year Ended | | | | |
|---|---|---|---|---|---|
| | February 1, 2013 | | | | |
| | Large Enterprise | Public | Small and Medium Business | Consumer | Total |
| | | | (in millions) | | |
| Balance at beginning of period | $ 2,222 | $ 2,547 | $ 759 | $ 310 | $ 5,838 |
| Goodwill acquired during the period | 1,510 | 981 | 996 | - | 3,487 |
| Adjustments | (9) | (8) | (4) | - | (21) |
| Balance at end of period | $ 3,723 | $ 3,520 | $ 1,751 | $ 310 | $ 9,304 |

| | February 3, 2012 | | | | |
|---|---|---|---|---|---|
| | Large Enterprise | Public | Small and Medium Business | Consumer | Total |
| | | | (in millions) | | |
| Balance at beginning of period | $ 1,424 | $ 2,164 | $ 476 | $ 301 | $ 4,365 |
| Goodwill acquired during the period | 800 | 386 | 287 | 6 | 1,479 |
| Adjustments | (2) | (3) | (4) | 3 | (6) |
| Balance at end of period | $ 2,222 | $ 2,547 | $ 759 | $ 310 | $ 5,838 |

Goodwill is tested annually during the second fiscal quarter and whenever events or circumstances indicate an impairment may have occurred. Based on the results of the annual impairment tests, performed during the second quarter of Fiscal 2013, no impairment of goodwill existed at August 3, 2012. Further, no triggering events have transpired since August 3, 2012, that would indicate a potential impairment of goodwill as of February 1, 2013. Dell did not have any accumulated goodwill impairment charges as of February 1, 2013.

*Intangible Assets*

Dell's intangible assets associated with completed acquisitions at February 1, 2013, and February 3, 2012, were as follows:

| | February 1, 2013 | | | February 3, 2012 | | |
|---|---|---|---|---|---|---|
| | Gross | Accumulated Amortization | Net | Gross | Accumulated Amortization | Net |
| | (in millions) | | | | | |
| Customer relationships | $ 2,184 | $ (721) | $ 1,463 | $ 1,569 | $ (506) | $ 1,063 |
| Technology | 2,513 | (827) | 1,686 | 1,156 | (490) | 666 |
| Non-compete agreements | 75 | (54) | 21 | 70 | (42) | 28 |
| Trade names | 159 | (59) | 100 | 81 | (41) | 40 |
| Amortizable intangible assets | 4,931 | (1,661) | 3,270 | 2,876 | (1,079) | 1,797 |
| In-process research and development | 78 | - | 78 | 34 | - | 34 |
| Indefinite lived intangible assets | 26 | - | 26 | 26 | - | 26 |
| Total intangible assets | $ 5,035 | $ (1,661) | $ 3,374 | $ 2,936 | $ (1,079) | $ 1,857 |

Amortization expense related to finite-lived intangible assets was $613 million, $391 million, and $349 million in Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. There were no material impairment charges related to intangible assets for the fiscal years ended February 1, 2013, and February 3, 2012.

Estimated future annual pre-tax amortization expense of finite-lived intangible assets as of February 1, 2013, over the next five fiscal years and thereafter is as follows:

| Fiscal Years | (in millions) |
|---|---|
| 2014 | $ 770 |
| 2015 | 682 |
| 2016 | 613 |
| 2017 | 515 |
| 2018 | 370 |
| Thereafter | 320 |
| Total | $ 3,270 |

## NOTE 9 — WARRANTY AND DEFERRED EXTENDED WARRANTY REVENUE

Dell records liabilities for its standard limited warranties at the time of sale for the estimated costs that may be incurred. The liability for standard warranties is included in accrued and other current liabilities and other non-current liabilities on the Consolidated Statements of Financial Position. Revenue from the sale of extended warranties is recognized over the term of the contract or when the service is completed, and the costs associated with these contracts are recognized as incurred. Deferred extended warranty revenue is included in deferred revenue on the Consolidated Statements of Financial Position. Changes in Dell's liabilities for standard limited warranties and deferred services revenue related to extended warranties are presented in the following tables for the periods indicated:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Warranty liability:* | | | |
| Warranty liability at beginning of period | $ 888 | $ 895 | $ 912 |
| Costs accrued for new warranty contracts and changes in estimates for pre-existing warranties[a][b] | 992 | 1,025 | 1,046 |
| Service obligations honored | (1,118) | (1,032) | (1,063) |
| Warranty liability at end of period | $ 762 | $ 888 | $ 895 |
| Current portion | $ 492 | $ 572 | $ 575 |
| Non-current portion | 270 | 316 | 320 |
| Warranty liability at end of period | $ 762 | $ 888 | $ 895 |

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Deferred extended warranty revenue:* | | | |
| Deferred extended warranty revenue at beginning of period | $ 7,002 | $ 6,416 | $ 5,910 |
| Revenue deferred for new extended warranties[b] | 4,130 | 4,301 | 3,877 |
| Revenue recognized | (4,029) | (3,715) | (3,371) |
| Deferred extended warranty revenue at end of period | $ 7,103 | $ 7,002 | $ 6,416 |
| Current portion | $ 3,400 | $ 3,265 | $ 2,959 |
| Non-current portion | 3,703 | 3,737 | 3,457 |
| Deferred extended warranty revenue at end of period | $ 7,103 | $ 7,002 | $ 6,416 |

(a) Changes in cost estimates related to pre-existing warranties are aggregated with accruals for new standard warranty contracts. Dell's warranty liability process does not differentiate between estimates made for pre-existing warranties and new warranty obligations.

(b) Includes the impact of foreign currency exchange rate fluctuations.

## NOTE 10 — COMMITMENTS AND CONTINGENCIES

*Lease Commitments* — Dell leases property and equipment, manufacturing facilities, and office space under non-cancelable leases. Certain of these leases obligate Dell to pay taxes, maintenance, and repair costs. At February 1, 2013, future minimum lease payments under these non-cancelable leases are as follows: $137 million in Fiscal 2014; $132 million in Fiscal 2015; $106 million in Fiscal 2016; $86 million in Fiscal 2017; $53 million in Fiscal 2018; and $99 million thereafter.

Rent expense under all leases totaled $137 million, $107 million, and $87 million for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively.

*Purchase Obligations* — Dell has contractual obligations to purchase goods or services, which specify significant terms, including fixed or minimum quantities to be purchased; fixed, minimum, or variable price provisions; and the approximate timing of the transaction. As of February 1, 2013, Dell had $399 million, $100 million, and $16 million in purchase obligations for Fiscal 2014, Fiscal 2015, and Fiscal 2016 and thereafter, respectively.

*Legal Matters* — Dell is involved in various claims, suits, assessments, investigations, and legal proceedings that arise from time to time in the ordinary course of its business, including those identified below, consisting of matters involving consumer, antitrust, tax, intellectual property, and other issues on a global basis. Dell accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. Dell reviews these accruals at least quarterly and adjusts them to reflect ongoing negotiations, settlements, rulings, advice of legal counsel, and other relevant information. To the extent new information is obtained and Dell's views on the probable outcomes of claims, suits, assessments, investigations, or legal proceedings change, changes in Dell's accrued liabilities would be recorded in the period in which such determination is made. For some matters, the amount of liability is not probable or the amount cannot be reasonably estimated and therefore accruals have not been made. The following is a discussion of Dell's significant legal matters and other proceedings:

*Copyright Levies* — Dell's obligation to collect and remit copyright levies in certain European Union ("EU") countries may be affected by the resolution of legal proceedings pending in Germany against various companies, including Dell's German subsidiary, and elsewhere in the EU against other companies in Dell's industry. The plaintiffs in those proceedings, some of which are described below, generally seek to impose or modify the levies with respect to sales of such equipment as multifunction devices, phones, personal computers, and printers, alleging that such products enable the copying of copyrighted materials. Some of the proceedings also challenge whether the levy schemes in those countries comply with EU law. Certain EU member countries that do not yet impose levies on digital devices are expected to implement legislation to enable them to extend existing levy schemes, while some other EU member countries are expected to limit the scope of levy schemes and their applicability in the digital hardware environment. Dell, other companies, and various industry associations have opposed the extension of levies to the digital environment and have advocated alternative models of compensation to rights holders. Dell continues to collect levies in certain EU countries where it has determined that based on local laws it is probable that Dell has a payment obligation. The amount of levies is generally based on the number of products sold and the per-product amounts of the levies, which vary. In all other matters, Dell does not believe there is a probable and estimable claim. Accordingly, Dell has not accrued any liability nor collected any levies.

On December 29, 2005, Zentralstelle Für private Überspielungrechte ("ZPÜ"), a joint association of various German collecting societies, instituted arbitration proceedings against Dell's German subsidiary before the Board of Arbitration at the German Patent and Trademark Office in Munich, and subsequently filed a lawsuit in the German Regional Court in Munich on February 21, 2008, seeking levies to be paid on each personal computer sold by Dell in Germany through the end of calendar year 2007. On December 23, 2009, ZPÜ and the German industry association, BCH, reached a settlement regarding audio-video copyright levy litigation (with levies ranging from €3.15 to €13.65 per unit). Dell joined this settlement on February 23, 2010, and has paid the amounts due under the settlement. However, because the settlement agreement expired on December 31, 2010, the amount of levies payable after calendar year 2010, as well as Dell's ability to recover such amounts through increased prices, remains uncertain. German courts are also considering a lawsuit originally filed in July 2004 by VG Wort, a German collecting society representing certain copyright holders, against Hewlett-Packard Company in the Stuttgart Civil Court seeking levies on printers, and a lawsuit originally filed in September 2003 by the same plaintiff against Fujitsu Siemens Computer GmbH in Munich Civil Court in Munich, Germany seeking levies on personal computers. In each case, the civil and appellate courts held that the subject classes of equipment were subject to levies. In July 2011, the German Federal Supreme Court, to which the lower court holdings have been appealed, referred each case to the Court of Justice of the European Union, submitting a number of legal questions on the interpretation of the European Copyright Directive which the German Federal Supreme Court deems necessary for its decision. Dell has not accrued any liability in either matter, as Dell does not believe there is a probable and estimable claim.

Proceedings seeking to impose or modify copyright levies for sales of digital devices also have been instituted in courts in Spain and in other EU member states. Even in countries where Dell is not a party to such proceedings, decisions in those cases could impact Dell's business and the amount of copyright levies Dell may be required to collect.

The ultimate resolution of these proceedings and the associated financial impact to Dell, if any, including the number of units potentially affected, the amount of levies imposed, and the ability of Dell to recover such amounts, remain uncertain at this time. Should the courts determine there is liability for previous units shipped beyond the amount of levies Dell has collected or accrued, Dell would be liable for such incremental amounts. Recovery of any such amounts from others by Dell would be possible only on future collections related to future shipments.

*Convolve Inc. v Dell Inc.* — Convolve, Inc. sued Dell, Western Digital Corporation ("Western Digital"), Hitachi Global Storage Technologies, Inc., and Hitachi Ltd. (collectively "Hitachi") on June 18, 2008 in the U.S. District Court for the Eastern District of Texas, Marshall Division, alleging that the defendants infringed United States Patent No. 4,916,635 (entitled "Shaping Command Inputs to Minimize Unwanted Dynamics") and United States Patent No. 6,314,473 (entitled "System for Removing Selected Unwanted Frequencies in Accordance with Altered Settings in a User Interface of a Data Storage Device"). Western Digital and Hitachi are hard drive suppliers of Dell. The plaintiff sought damages for each product with an allegedly infringing hard drive sold by Dell, plus exemplary damages for allegedly willful infringement. On July 26, 2011, a jury found that the patents had been infringed and awarded the plaintiff an amount of damages that is not material to Dell. The jury decision is subject to final approval and entry by the judge.

*Other Litigation* — The various legal proceedings in which Dell is involved include commercial litigation and a variety of patent suits. In some of these cases, Dell is the sole defendant. More often, particularly in the patent suits, Dell is one of a number of defendants in the electronics and technology industries. Dell is actively defending a number of patent infringement suits, and several pending claims are in various stages of evaluation. While the number of patent cases has grown over time, Dell does not currently anticipate that any of these matters will have a material adverse effect on Dell's business, financial condition, results of operations, or cash flows.

As of February 1, 2013, Dell does not believe there is a reasonable possibility that a material loss exceeding the amounts already accrued for these or other proceedings or matters has been incurred. However, since the ultimate resolution of any such proceedings and matters is inherently unpredictable, Dell's business, financial condition, results of operations, or cash flows could be materially affected in any particular period by unfavorable outcomes in one or more of these proceedings or matters. Whether the outcome of any claim, suit, assessment, investigation, or legal proceeding, individually or collectively, could have a material adverse effect on Dell's business, financial condition, results of operations, or cash flows will depend on a number of variables, including the nature, timing, and amount of any associated expenses, amounts paid in settlement, damages, or other remedies or consequences.

*Indemnifications* — In the ordinary course of business, Dell enters into contractual arrangements under which Dell may agree to indemnify the third party to such arrangements from any losses incurred relating to the services they perform on behalf of Dell or for losses arising from certain events as defined within the particular contract, for example, litigation or claims relating to past performance. Such indemnification obligations may not be subject to maximum loss clauses. Historically, payments related to these indemnifications have been immaterial.

*Certain Concentrations* — Dell's counterparties to its financial instruments consist of a number of major financial institutions with credit ratings of AA and A by major credit rating agencies. In addition to limiting the amount of agreements and contracts it enters into with any one party, Dell monitors its positions with, and the credit quality of the counterparties to, these financial instruments. Dell does not anticipate nonperformance by any of the counterparties.

Dell's investments in debt securities are in high quality financial institutions and companies. As part of its cash and risk management processes, Dell performs periodic evaluations of the credit standing of the institutions in accordance with its investment policy. Dell's investments in debt securities have stated maturities of up to three years. Management believes that no significant concentration of credit risk for investments exists for Dell.

As of February 1, 2013, Dell did not have significant concentrations of cash and cash equivalent deposits with its financial institutions.

Dell markets and sells its products and services to large corporate clients, governments, and health care and education accounts, as well as to small and medium-sized businesses and individuals. No single customer accounted for more than 10% of Dell's consolidated net revenue during Fiscal 2013, Fiscal 2012, or Fiscal 2011.

Dell purchases a number of components from single or limited sources. In some cases, alternative sources of supply are not available. In other cases, Dell may establish a working relationship with a single source or a limited number of sources if Dell believes it is advantageous to do so based on performance, quality, support, delivery, capacity, or price considerations.

Dell also sells components to certain contract manufacturers who assemble final products for Dell. Dell does not recognize the sale of these components in net sales and does not recognize the related profits until the final products are sold by Dell to end users. Profits from the sale of these parts are recognized as a reduction of cost of sales at the time of sale. Dell's gross non-trade receivables as of February 1, 2013, and February 3, 2012, were $2.9 billion and $3.0 billion, respectively, and four contract manufacturers account for the majority of these receivables. Dell has net settlement agreements with the majority of these contract manufacturers that allow Dell to offset the accounts payable to the contract manufacturers from the amounts receivable from them. As of February 1, 2013, and February 3, 2012, $2.5 billion and $2.9 billion, respectively, of these receivables met the criteria for net recognition and were offset against the corresponding accounts payable balances for these contract manufacturers in the accompanying Consolidated Statements of Financial Position.

## NOTE 11 — INCOME AND OTHER TAXES

The provision for income taxes consists of the following:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Current:* | | | |
| Federal | $ 630 | $ 375 | $ 597 |
| State/Local | 76 | 81 | 66 |
| Foreign | 191 | 273 | 97 |
| Current | 897 | 729 | 760 |
| *Deferred:* | | | |
| Federal | (297) | 62 | (95) |
| State/Local | (23) | (12) | 9 |
| Foreign | (108) | (31) | 41 |
| Deferred | (428) | 19 | (45) |
| Provision for income taxes | $ 469 | $ 748 | $ 715 |

Income before provision for income taxes consists of the following:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| Domestic | $ 24 | $ 365 | $ 532 |
| Foreign | 2,817 | 3,875 | 2,818 |
| Income before income taxes | $ 2,841 | $ 4,240 | $ 3,350 |

Deferred tax assets and liabilities are recorded for the estimated tax impact of temporary differences between the tax and book basis of assets and liabilities, and are recognized based on the enacted statutory tax rates for the year in which Dell expects the differences to reverse. A valuation allowance is established against a deferred tax asset when it is more likely than not that the asset or any portion thereof will not be realized. Based upon all the available evidence, including expectation of future taxable income, Dell has provided a valuation allowance of $52 million and $44 million for Fiscal 2013 and Fiscal 2012, respectively, related to state income tax credit carryforwards. Dell has provided a valuation allowance of $98 million and $29 million related to net operating losses for Fiscal 2013 and Fiscal 2012, respectively. Additionally, for Fiscal 2013, a $13 million valuation allowance has been provided against other deferred tax assets compared to no valuation allowance for Fiscal 2012. Dell has determined that it will be able to realize the remainder of its deferred tax assets.

The components of Dell's net deferred tax assets are as follows:

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Deferred tax assets:* | | |
| Deferred revenue | $ 716 | $ 486 |
| Warranty provisions | 414 | 226 |
| Provisions for product returns and doubtful accounts | 94 | 85 |
| Credit carryforwards | 95 | 61 |
| Loss carryforwards | 339 | 271 |
| Stock-based and deferred compensation | 189 | 183 |
| Operating and compensation related accruals | 99 | 140 |
| Capitalized intangible assets | 52 | 51 |
| Other | 65 | 97 |
| Deferred tax assets | 2,063 | 1,600 |
| Valuation allowance | (163) | (73) |
| Deferred tax assets, net of valuation allowance | 1,900 | 1,527 |
| *Deferred tax liabilities:* | | |
| Leasing and financing | (258) | (220) |
| Property and equipment | (215) | (136) |
| Acquired intangibles | (1,091) | (667) |
| Other | (23) | (59) |
| Deferred tax liabilities | (1,587) | (1,082) |
| Net deferred tax assets | $ 313 | $ 445 |
| Current portion | $ 850 | $ 682 |
| Non-current portion | (537) | (237) |
| Net deferred tax assets | $ 313 | $ 445 |

The current portion of net deferred tax assets is included in other current assets and other current liabilities in the Consolidated Statements of Financial Position as of February 1, 2013, and February 3, 2012. The non-current portion of net deferred tax assets is included in other non-current assets and other non-current liabilities in the Consolidated Statements of Financial Position as of February 1, 2013, and February 3, 2012, respectively.

During Fiscal 2013 and Fiscal 2012, Dell recorded $86 million and $124 million, respectively, of deferred tax assets related to net operating loss and credit carryforwards acquired during the year, all of which was offset against goodwill. During Fiscal 2013 and Fiscal 2012, Dell recorded $5 million and $10 million, respectively, to additional paid in capital related to the utilization of acquired net operating losses as a result of employee stock option activity. These amounts are reflected in the net tax shortfall from employee stock plans on the Consolidated Statements of Stockholders' Equity. Utilization of the acquired carryforwards is subject to limitations due to ownership changes that may delay the utilization of a portion of the acquired carryforwards. No additional valuation allowances have been placed on the acquired net operating loss and credit carryforwards. The carryforwards expire beginning in Fiscal 2014.

Deferred taxes have not been recorded on the excess book basis in the shares of certain foreign subsidiaries because these basis differences are not expected to reverse in the foreseeable future and are expected to be permanent in duration. The basis differences in the amount of approximately $19.0 billion arose primarily from undistributed book earnings, which Dell intends to reinvest indefinitely. The basis differences could be reversed through a sale of the subsidiaries or the receipt of dividends from the subsidiaries, as well as various other events. Net of available foreign tax credits, residual income tax of approximately $6.2 billion would be due upon reversal of this excess book basis as of February 1, 2013.

A portion of Dell's operations is subject to a reduced tax rate or is free of tax under various tax holidays. Dell's significant tax holidays expire in whole or in part during Fiscal 2016 through Fiscal 2022. Many of these tax holidays and reduced tax rates may be extended when certain conditions are met or may be terminated early if certain conditions are not met. The income tax benefits attributable to the tax status of these subsidiaries were estimated to be approximately $410 million ($.23 per share) in Fiscal 2013, $474 million ($.26 per share) in Fiscal 2012, and $321 million ($.17 per share) in Fiscal 2011.

The effective tax rate differed from the statutory U.S. federal income tax rate as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | **February 1, 2013** | **February 3, 2012** | **January 28, 2011** |
| U.S. federal statutory rate | 35.0% | 35.0% | 35.0% |
| Foreign income taxed at different rates | (16.1) | (18.7) | (14.7) |
| State income taxes, net of federal tax benefit | 0.9 | 0.8 | 1.4 |
| Vendor and other settlements | (4.3) | (0.5) | 1.0 |
| Other | 1.0 | 1.0 | (1.4) |
| Total | 16.5% | 17.6% | 21.3% |

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

| | Total |
|---|---|
| | (in millions) |
| Balance at January 29, 2010 | $ 1,793 |
| Increases related to tax positions of the current year | 262 |
| Increases related to tax positions of prior years | 22 |
| Reductions for tax positions of prior years | (41) |
| Lapse of statute of limitations | (32) |
| Audit settlements | (21) |
| Balance at January 28, 2011 | 1,983 |
| Increases related to tax positions of the current year | 260 |
| Increases related to tax positions of prior years | 30 |
| Reductions for tax positions of prior years | (43) |
| Lapse of statute of limitations | (32) |
| Audit settlements | (4) |
| Balance at February 3, 2012 | 2,194 |
| Increases related to tax positions of the current year | 219 |
| Increases related to tax positions of prior years | 107 |
| Reductions for tax positions of prior years | (44) |
| Lapse of statute of limitations | (19) |
| Audit settlements | (11) |
| Balance at February 1, 2013 | $ 2,446 |

Dell recorded net unrecognized tax benefits of $2.9 billion and $2.6 billion, which are included in other non-current liabilities in its Consolidated Statements of Financial Position, as of February 1, 2013, and February 3, 2012, respectively. The unrecognized tax benefits in the table above do not include accrued interest and penalties. Dell had accrued interest and penalties of $767 million, $664 million, and $552 million as of February 1, 2013, February 3, 2012, and January 28, 2011, respectively. These interest and penalties are offset by tax benefits from transfer pricing, interest deductions, and state income tax, which are also not included in the table above. These benefits were $305 million, $295 million, and $242 million as of February 1, 2013, February 3, 2012, and January 28, 2011, respectively. Net unrecognized tax benefits, if recognized, would favorably affect Dell's effective tax rate. Dell does not anticipate a significant change to the total amount of unrecognized income tax benefits within the next 12 months.

Interest and penalties related to income tax liabilities are included in income tax expense. Dell recorded $104 million, $112 million, and $45 million related to interest and penalties, which were included in income tax expense for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively.

Dell is currently under income tax audits in various jurisdictions, including the United States. The tax periods open to examination by the major taxing jurisdictions to which Dell is subject include Fiscal Years 1999 through 2011. As a result of these audits, Dell maintains ongoing discussions and negotiations relating to tax matters with the taxing authorities in these various jurisdictions. Dell believes that it has provided adequate reserves related to all matters contained in tax periods open to examination.

Dell's U.S. federal income tax returns for Fiscal Years 2007 through 2009 are currently under examination by the Internal Revenue Service ("IRS"). The IRS issued a Revenue Agent's Report for Fiscal Years 2004 through 2006 proposing certain assessments primarily related to transfer pricing matters. Dell disagrees with certain of the proposed assessments and has contested them through the IRS administrative appeals procedures. The IRS has remanded the audit for tax years 2004 through 2006 back to examination for further review. Should Dell experience an unfavorable outcome in the IRS matter, such an outcome could have a material impact on its results of operations, financial position, and cash flows.

Dell takes certain non-income tax positions in the jurisdictions in which it operates and has received certain non-income tax assessments from various jurisdictions. Dell believes that a material loss in these matters is not probable and it is not reasonably possible that a material loss exceeding amounts already accrued has been incurred. Dell believes its positions in these non-income tax litigation matters are supportable, that a liability is not probable, and that it will ultimately prevail. In the normal course of business, Dell's positions and conclusions related to its non-income taxes could be challenged and assessments may be made. To the extent new information is obtained and Dell's views on its positions, probable outcomes of assessments, or litigation change, changes in estimates to Dell's accrued liabilities would be recorded in the period in which such determination is made.

## NOTE 12 — EARNINGS PER SHARE

Basic earnings per share is based on the weighted-average effect of all common shares issued and outstanding and is calculated by dividing net income by the weighted-average shares outstanding during the period. Diluted earnings per share is calculated by dividing net income by the weighted-average number of common shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all potentially dilutive common shares outstanding. Dell excludes equity instruments from the calculation of diluted earnings per share if the effect of including such instruments is anti-dilutive. Accordingly, certain stock-based incentive awards have been excluded from the calculation of diluted earnings per share totaling 121 million, 142 million, and 179 million shares for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively.

The following table sets forth the computation of basic and diluted earnings per share for each of the past three fiscal years:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | (in millions, except per share amounts) | | |
| Numerator: | | | |
| Net income | $ 2,372 | $ 3,492 | $ 2,635 |
| Denominator: | | | |
| Weighted-average shares outstanding: | | | |
| Basic | 1,745 | 1,838 | 1,944 |
| Effect of dilutive options, restricted stock units, restricted stock, and other | 10 | 15 | 11 |
| Diluted | 1,755 | 1,853 | 1,955 |
| Earnings per share: | | | |
| Basic | $ 1.36 | $ 1.90 | $ 1.36 |
| Diluted | $ 1.35 | $ 1.88 | $ 1.35 |

## NOTE 13 — CAPITALIZATION

### Preferred Stock

*Authorized Shares* — Dell has the authority to issue 5 million shares of preferred stock, par value $.01 per share. At February 1, 2013, and February 3, 2012, no shares of preferred stock were issued or outstanding.

### Common Stock

*Authorized Shares* — At February 1, 2013, Dell was authorized to issue 7 billion shares of common stock, par value $.01 per share.

*Share Repurchase Program* — Dell has a share repurchase program that authorizes it to purchase shares of common stock in order to increase shareholder value and manage dilution resulting from shares issued under Dell's equity compensation plans. However, Dell does not currently have a policy that requires the repurchase of common stock in conjunction with stock-based payment arrangements. During Fiscal 2013, Dell repurchased 46 million shares of common stock for $700 million. At February 1, 2013, Dell's remaining authorized amount for share repurchases was $5.3 billion.

## NOTE 14 — STOCK-BASED COMPENSATION AND BENEFIT PLANS

### Stock-based Compensation

*Description of the Plans*

*Employee Stock Plans* — Dell is currently issuing stock awards under the Dell Inc. 2012 Long-Term Incentive Plan (the "2012 Incentive Plan"), which was approved by stockholders at the annual meeting on July 13, 2012. Previous plans, including the Amended and Restated 2002 Long-Term Incentive Plan, have been terminated, except for administration of awards previously granted under those plans that remain outstanding. In Fiscal 2013 and Fiscal 2012, in connection with Dell's business acquisitions, Dell assumed some stock incentive plans of its acquired companies. No future grants will be made under the assumed plans. The 2012 Incentive Plan, all previous plans, and the assumed plans are all collectively referred to as the "Stock Plans." The 2012 Incentive Plan and all previous plans are collectively referred to as "Dell's Incentive Plans."

The 2012 Incentive Plan provides for the grant of stock-based incentive awards to Dell's employees and non-employee directors. Equity awards issued under the 2012 Incentive Plan can include stock options, stock appreciation rights, restricted stock units, unrestricted stock, performance based restricted stock units, or other equity awards. In connection with Dell's dividend policy, which was adopted in Fiscal 2013, all restricted stock units and performance based restricted stock units granted under Dell's Incentive Plans are entitled to dividend equivalent rights ("DERs"). DERs have the same dividend value per share as holders of common stock and are subject to the same terms and conditions as the corresponding unvested award. DERs are accumulated and paid when the underlying shares vest.

There were approximately 98 million, 342 million, and 344 million shares of Dell's common stock available for future grants under the Stock Plans as of February 1, 2013, February 3, 2012, and January 28, 2011, respectively. The above decrease is due to approval of the 2012 Incentive Plan, under which fewer shares of common stock are available for issuance. No future grants will be made under previous plans that have been terminated. To satisfy stock option exercises and vested restricted stock awards, Dell has a policy of issuing new shares rather than repurchasing shares on the open market.

*Stock Option Agreements* — Stock options granted under Dell's Incentive Plans typically vest pro-rata at each option anniversary date over a three to five year period. These options, which are granted with option exercise prices equal to the fair market value of Dell's common stock on the date of grant, generally expire up to ten years from the date of grant. In connection with business acquisitions, during Fiscal 2013 and Fiscal 2012, Dell converted or assumed stock options granted under the stock incentive plans of acquired companies, which are collectively referred to as the "assumed options." These assumed options vest over a period of up to six years and generally expire within ten years from the date of grant. Compensation expense for all stock options is recognized on a straight-line basis over the requisite service period.

*Restricted Stock Awards* — Awards of restricted stock may be either grants of restricted stock, restricted stock units, or performance-based restricted stock units that are issued at no cost to the recipient. For restricted stock units, legal ownership of the shares is not transferred to the employee until the units vest, which is generally over a three year period. The cost of these awards is determined using the fair market value of Dell's common stock on the date of the grant. Dell also grants performance-based restricted stock units as a long-term incentive in which an award recipient receives shares contingent upon Dell achieving performance objectives and the employee's continuing employment through the vesting period, which is generally over a three year period. Compensation costs recorded in connection with these performance-based restricted stock units are based on Dell's best estimate of the number of shares that will eventually be issued upon achievement of the specified performance objectives and when it becomes probable that such performance objectives will be achieved.

Compensation costs for restricted stock awards with a service condition is recognized on a straight-line basis over the requisite service period. Compensation costs for performance-based restricted stock units is recognized on an accelerated multiple-award approach based on the most probable outcome of the performance condition.

*Stock Option Activity*

The following table summarizes stock option activity for the Stock Plans during Fiscal 2013, Fiscal 2012, and Fiscal 2011:

| | Number of Options | Weighted-Average Exercise Price | Weighted-Average Remaining Contractual Term | Aggregate Intrinsic Value |
|---|---|---|---|---|
| | (in millions) | (per share) | (in years) | (in millions) |
| Options outstanding — January 29, 2010 | 205 | $ 30.00 | | |
| Granted[a] | 17 | 14.82 | | |
| Exercised | (1) | 9.18 | | |
| Forfeited | (2) | 13.85 | | |
| Cancelled/expired | (58) | 36.44 | | |
| Options outstanding — January 28, 2011 | 161 | 26.49 | | |
| Granted and assumed through acquisitions | 28 | 13.79 | | |
| Exercised | (4) | 9.38 | | |
| Forfeited | (5) | 13.35 | | |
| Cancelled/expired | (37) | 24.85 | | |
| Options outstanding — February 3, 2012 | 143 | 25.37 | | |
| Granted and assumed through acquisitions | 23 | 7.18 | | |
| Exercised | (6) | 9.40 | | |
| Forfeited | (5) | 13.63 | | |
| Cancelled/expired | (37) | 26.96 | | |
| Options outstanding — February 1, 2013[b] | 118 | 22.51 | 4.7 | $ 175 |
| Vested and expected to vest (net of estimated forfeitures) — February 1, 2013[b] | 113 | $ 23.12 | 4.5 | $ 146 |
| Exercisable — February 1, 2013[b] | 80 | $ 28.16 | 3.1 | $ 25 |

(a) In Fiscal 2011, Dell did not convert or assume any options in connection with business acquisitions.

(b) For options vested and expected to vest, options exercisable, and options outstanding, the aggregate intrinsic value in the table above represents the total pre-tax intrinsic value (the difference between Dell's closing stock price on February 1, 2013 and the exercise price multiplied by the number of in-the-money options) that would have been received by the option holders had the holders exercised their options on February 1, 2013. The intrinsic value changes based on changes in the fair value of Dell's common stock.

In connection with Fiscal 2013 and Fiscal 2012 acquisitions, Dell assumed approximately 21 million and 6 million stock options, respectively, with a weighted-average exercise price per share of $6.47 and $7.38, respectively.

Information about options outstanding and exercisable at February 1, 2013 is as follows:

| | Options Outstanding | | | Options Exercisable | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Number Outstanding | Weighted-Average Exercise Price per Share | Weighted-Average Remaining Contractual Life | Number Exercisable | Weighted-Average Exercise Price Per Share |
| | (in millions) | | (in years) | (in millions) | |
| $0 - $9.99 | 24 | $ 6.59 | 9.6 | 3 | $ 6.78 |
| $10.00 - $19.99 | 35 | 15.52 | 7.5 | 18 | 15.80 |
| $20.00 - $29.99 | 17 | 25.22 | 2.4 | 17 | 25.22 |
| $30.00 - $39.99 | 27 | 34.29 | 1.2 | 27 | 34.29 |
| $40 and over | 15 | 40.22 | 2.1 | 15 | 40.22 |
| Total | 118 | $ 22.51 | 4.7 | 80 | $ 28.16 |

Other information pertaining to stock options for the Stock Plans is as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | (in millions, except per option data) | | |
| Total fair value of options vested | $ 83 | $ 56 | $ 13 |
| Total intrinsic value of options exercised[(a)] | $ 33 | $ 27 | $ 7 |

(a) The total intrinsic value of options exercised represents the total pre-tax intrinsic value (the difference between the stock price at exercise and the exercise price multiplied by the number of options exercised) that was received by the option holders who exercised their options during the fiscal year.

At February 1, 2013, February 3, 2012, and January 28, 2011, there was $83 million, $114 million, and $65 million of total unrecognized stock-based compensation expense, net of estimated forfeitures, related to unvested stock options expected to be recognized over a weighted-average period of 1.6 years, 1.9 years, and 2.0 years, respectively.

*Valuation of Awards*

For stock options granted under Dell's Incentive Plans, Dell typically uses the Black-Scholes option pricing model to estimate the fair value of stock options at grant date. The Black-Scholes option pricing model incorporates various assumptions, including volatility, expected term risk-free interest rates, and dividend yields. The assumptions utilized in this model as well as the weighted-average grant date fair value of stock options granted during Fiscal 2013, Fiscal 2012, and Fiscal 2011 are presented below.

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| Weighted-average grant date fair value of stock options granted per option | $ 4.88 | $ 5.13 | $ 5.01 |
| Expected term (in years) | 4.8 | 4.6 | 4.5 |
| Risk-free interest rate (U.S. Government Treasury Note) | 1.0% | 1.9% | 2.2% |
| Volatility | 37% | 36% | 37% |
| Dividend Yield | 2.7% | -% | -% |

Expected volatility is based on a blend of implied and historical volatility of Dell's common stock over the most recent period commensurate with the estimated expected term of Dell's stock options. Dell uses this blend of implied and historical volatility, as well as other economic data, because management believes such volatility is more representative of prospective trends. The expected term of an award is based on historical experience and on the terms and conditions of the stock awards granted to employees. During Fiscal 2013, Dell's Board of Directors adopted a dividend policy under which Dell paid quarterly cash dividends of $0.08 per share in the third and fourth quarters of Fiscal 2013. For options granted on or subsequent to Dell's initial declaration of a dividend, the Company used the above dividend yield assumptions. The expected dividend yield is based on an annualized dividend rate and uses a historical three-month average stock price.

For stock options assumed through business acquisitions, Dell uses the lattice binomial valuation model to estimate the fair value of the award. The use of the lattice binomial model requires extensive actual employee exercise behavior data for the purpose of estimating the expected term of the award. The lattice binomial valuation model includes various assumptions, including volatility, risk-free interest rate, expected term, and dividend yield. Below are the underlying assumptions used to value stock options assumed through business acquisitions in Fiscal 2013. Stock-based compensation expense recognized for stock options awards assumed in Fiscal 2012 was not material.

| | Fiscal Year Ended |
|---|---|
| | February 1, 2013 |
| Weighted-average grant date fair value of stock options assumed per option | $ 3.09 |
| Expected term (in years) | 4.5 |
| Risk-free interest rate (U.S. Government Treasury Note) | 1.3% |
| Volatility | 36% |
| Dividend Yield | 3.2% |

For a limited number of performance-based restricted stock units that include a market-based condition, Dell uses the Monte Carlo simulation valuation model to estimate fair value. Stock-based compensation expense recognized for awards that include a market-based condition was not material for Fiscal 2013, Fiscal 2012, or Fiscal 2011.

*Restricted Stock Awards*

Non-vested restricted stock awards and activities For Fiscal 2013, Fiscal 2012, and Fiscal 2011 were as follows:

| | Number of Shares | Weighted-Average Grant Date Fair Value |
|---|---|---|
| | (in millions) | (per share) |
| *Non-vested restricted stock:* | | |
| Non-vested restricted stock balance as of January 29, 2010 | 40 | $ 16.84 |
| Granted | 26 | 14.53 |
| Vested[(a)] | (17) | 19.10 |
| Forfeited | (7) | 15.21 |
| Non-vested restricted stock balance as of January 28, 2011 | 42 | 14.71 |
| Granted | 22 | 15.19 |
| Vested[(a)] | (18) | 16.47 |
| Forfeited | (4) | 14.05 |
| Non-vested restricted stock balance as of February 3, 2012 | 42 | 14.29 |
| Granted | 27 | 16.97 |
| Vested[(a)] | (19) | 13.39 |
| Forfeited | (8) | 16.71 |
| Non-vested restricted stock balance as of February 1, 2013 | 42 | $ 15.95 |

(a) Upon vesting of restricted stock units, some of the underlying shares are generally sold to cover the required withholding taxes. However, select participants may choose the net shares settlement method to cover withholding tax requirements. Total shares withheld were approximately 930,000, 426,000, and 354,000 for Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively. Total payments for the employee's tax obligations to the taxing authorities were $16 million, $6 million, and $5 million in Fiscal 2013, Fiscal 2012, and Fiscal 2011, respectively, and are reflected as a financing activity within the Consolidated Statements of Cash Flows.

For Fiscal 2013, Fiscal 2012, and Fiscal 2011, the total estimated vest date fair value of restricted stock awards was $297 million, $273 million, and $250 million, respectively.

At February 1, 2013, February 3, 2012, and January 28, 2011, there was $354 million, $348 million, and $341 million, respectively, of unrecognized stock-based compensation expense, net of estimated forfeitures, related to non-vested restricted stock awards expected to be recognized over a weighted-average period of approximately 1.8, 1.8, and 1.9 years, respectively.

*Stock-based Compensation Expense*

Stock-based compensation expense was allocated as follows:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Stock-based compensation expense:* | | | |
| Cost of net revenue | $ 59 | $ 59 | $ 57 |
| Operating expenses | 288 | 303 | 275 |
| Stock-based compensation expense before taxes | 347 | 362 | 332 |
| Income tax benefit | (104) | (108) | (97) |
| Stock-based compensation expense, net of income taxes | $ 243 | $ 254 | $ 235 |

## Employee Benefit Plans

*401(k) Plan* — Dell has a defined contribution retirement plan (the "401(k) Plan") that complies with Section 401(k) of the Internal Revenue Code. Substantially all employees in the U.S. are eligible to participate in the 401(k) Plan. Effective January 1, 2008, Dell matches 100% of each participant's voluntary contributions, subject to a maximum contribution of 5% of the participant's compensation, and participants vest immediately in all Dell contributions to the 401(k) Plan. Dell's contributions during Fiscal 2013, Fiscal 2012, and Fiscal 2011 were $175 million, $168 million, and $132 million, respectively. Dell's contributions are invested according to each participant's elections in the investment options provided under the Plan. Investment options include Dell common stock, but neither participant nor Dell contributions are required to be invested in Dell common stock.

*Deferred Compensation Plan* — Dell has a non-qualified deferred compensation plan (the "Deferred Compensation Plan") for the benefit of certain management employees and non-employee directors. The Deferred Compensation Plan permits the deferral of base salary and annual incentive bonus. The deferrals are held in a separate trust, which has been established by Dell to administer the Plan. The assets of the trust are subject to the claims of Dell's creditors in the event that Dell becomes insolvent. Consequently, the trust qualifies as a grantor trust for income tax purposes (known as a "Rabbi Trust"). In accordance with the accounting provisions for deferred compensation arrangements where amounts earned are held in a Rabbi Trust and invested, the assets and liabilities of the Deferred Compensation Plan are presented in long-term investments and accrued and other liabilities, respectively, in the Consolidated Statements of Financial Position. The assets held by the trust are classified as trading securities with changes recorded to interest and other, net. These assets were valued at $112 million at February 1, 2013, and are disclosed in Note 2 and 3 of the Notes to Consolidated Financial Statements. Changes in the deferred compensation liability are recorded to compensation expense.

## NOTE 15 — SEGMENT INFORMATION

Through Fiscal 2013, Dell managed its business in four global customer-centric operating segments: Large Enterprise, Public, Small and Medium Business, and Consumer. Large Enterprise includes sales of IT infrastructure and service solutions to large global and national corporate customers. Public includes sales to educational institutions, governments, health care organizations, and law enforcement agencies, among others. SMB includes sales of complete IT solutions to small and medium-sized businesses. Consumer includes sales to individual consumers and retailers around the world.

The business segments disclosed in the accompanying Consolidated Financial Statements are based on this organizational structure and information used by Dell's management to evaluate the business segment results. Dell's measure of segment operating income for management reporting purposes excludes broad based long-term incentives, amortization of intangible assets, and severance and facility actions and acquisition-related costs.

In the first quarter of Fiscal 2013, Dell made certain segment realignments in order to conform to the way Dell managed segment performance through Fiscal 2013. These realignments affected all of Dell's operating segments, but primarily consisted of the transfer of small office business customers from its SMB operating segment to its Consumer segment. Dell has recast prior period amounts to provide visibility and comparability. None of these changes impacts Dell's previously reported consolidated net revenue, gross margin, operating income, net income, or earnings per share.

On January 10, 2013, Dell announced its intention to replace its current segment reporting structure described above with the following four product and services business units in the first quarter of Fiscal 2014:

- End-User Computing Group ("EUC")
- Enterprise Solutions Group ("ESG")
- Dell Services
- Dell Software Group

EUC will include notebooks, desktop PCs, thin client products, tablets, third-party software, and client-related peripherals. ESG will include servers, networking, storage, converged infrastructure offerings, and ESG related peripherals. Dell Services will include a broad range of IT and business services, including support and deployment services, infrastructure, cloud, and security services, and applications and business process services. The Dell Software Group will include systems management, security, and information management.

The following table presents net revenue by Dell's reportable global segments as well as a reconciliation of consolidated segment operating income to Dell's consolidated operating income:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Net revenue:* | | | |
| Large Enterprise | $ 17,781 | $ 18,786 | $ 18,111 |
| Public | 14,828 | 16,070 | 16,377 |
| Small and Medium Business | 13,413 | 13,547 | 12,608 |
| Consumer | 10,918 | 13,668 | 14,398 |
| Total | $ 56,940 | $ 62,071 | $ 61,494 |
| *Consolidated operating income:* | | | |
| Large Enterprise | $ 1,553 | $ 1,889 | $ 1,490 |
| Public | 1,238 | 1,584 | 1,446 |
| Small and Medium Business | 1,505 | 1,581 | 1,383 |
| Consumer | (11) | 433 | 180 |
| Segment operating income | 4,285 | 5,487 | 4,499 |
| Broad based long-term incentives[a] | (312) | (352) | (350) |
| Amortization of intangible assets | (613) | (391) | (349) |
| Severance and facility actions and acquisition-related costs[a][b] | (348) | (313) | (227) |
| Other[c] | - | - | (140) |
| Total | $ 3,012 | $ 4,431 | $ 3,433 |

(a) Broad based long-term incentives include stock-based compensation and other long-term incentive awards. See Note 14 of the Notes to Consolidated Financial Statements for additional information.

(b) Acquisition-related costs consist primarily of retention payments, integration costs, and consulting fees.

(c) Other includes a $100 million settlement for an SEC investigation and a $40 million settlement for a securities litigation lawsuit that were both incurred in the first quarter of Fiscal 2011.

For Fiscal 2013, segment assets consisted primarily of accounts receivable, net. Prior to Fiscal 2013, Dell's segment assets also included inventories. However, beginning in the first quarter of Fiscal 2013, Dell no longer manages inventory by segment. The following table presents total assets by Dell's reportable segments:

| | February 1, 2013 | February 3, 2012[a] |
|---|---|---|
| | (in millions) | |
| *Total segment assets:* | | |
| Corporate | $ 40,247 | $ 37,575 |
| Large Enterprise | 3,054 | 2,729 |
| Public | 1,940 | 1,873 |
| Small and Medium Business | 1,161 | 1,107 |
| Consumer | 1,138 | 1,249 |
| Total | $ 47,540 | $ 44,533 |

(a) Segment assets previously reported have been recast for the segment realignment discussed above. This segment realignment did not impact Dell's previously reported consolidated current assets or consolidated total assets.

The following table presents depreciation expense by Dell's reportable business segments:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Depreciation expense:* | | | |
| Large Enterprise | $ 166 | $ 162 | $ 180 |
| Public | 138 | 145 | 170 |
| Small and Medium Business | 125 | 133 | 146 |
| Consumer | 102 | 105 | 125 |
| Total | $ 531 | $ 545 | $ 621 |

The following tables present net revenue and long-lived asset information allocated between the U.S. and foreign countries:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Net revenue:* | | | |
| United States | $ 28,231 | $ 30,404 | $ 31,912 |
| Foreign countries | 28,709 | 31,667 | 29,582 |
| Total | $ 56,940 | $ 62,071 | $ 61,494 |

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Long-lived assets:* | | |
| United States | $ 1,448 | $ 1,577 |
| Foreign countries | 678 | 547 |
| Total | $ 2,126 | $ 2,124 |

The allocation between domestic and foreign net revenue is based on the location of the customers. Net revenue and long-lived assets from any single foreign country did not constitute more than 10% of Dell's consolidated net revenues or long-lived assets during Fiscal 2013, Fiscal 2012, or Fiscal 2011.

The following table presents net revenue by product and services categories:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Net revenue:* | | | |
| Enterprise Solutions and Services: | | | |
| Enterprise Solutions: | | | |
| Servers and networking | $ 9,294 | $ 8,336 | $ 7,609 |
| Storage | 1,699 | 1,943 | 2,295 |
| Services | 8,396 | 8,322 | 7,673 |
| Third-party software and peripherals | 9,257 | 10,222 | 10,261 |
| Client: | | | |
| Mobility | 15,303 | 19,104 | 18,971 |
| Desktop PCs | 12,991 | 14,144 | 14,685 |
| Net revenue | $ 56,940 | $ 62,071 | $ 61,494 |

## NOTE 16 — SUPPLEMENTAL CONSOLIDATED FINANCIAL INFORMATION

### Supplemental Consolidated Statements of Financial Position Information

The following table provides information on amounts included in accounts receivable, net, inventories, net, property, plant, and equipment, net, accrued and other liabilities, deferred revenue, and other non-current liabilities, as well as prepaid expenses as of February 1, 2013, and February 3, 2012.

| | February 1, 2013 | February 3, 2012 |
|---|---|---|
| | (in millions) | |
| *Accounts receivable, net:* | | |
| Gross accounts receivable | $ 6,701 | $ 6,539 |
| Allowance for doubtful accounts | (72) | (63) |
| Total | $ 6,629 | $ 6,476 |
| *Inventories, net:* | | |
| Production materials | $ 593 | $ 753 |
| Work-in-process | 283 | 239 |
| Finished goods | 506 | 412 |
| Total | $ 1,382 | $ 1,404 |
| Prepaid expenses[(a)] | $ 446 | $ 362 |
| *Property, plant, and equipment, net:* | | |
| Computer equipment | $ 2,591 | $ 2,309 |
| Land and buildings | 1,957 | 1,843 |
| Machinery and other equipment | 752 | 782 |
| Total property, plant, and equipment | 5,300 | 4,934 |
| Accumulated depreciation and amortization | (3,174) | (2,810) |
| Total | $ 2,126 | $ 2,124 |

(a) Prepaid expenses are included in other current assets in the Consolidated Statements of Financial Position.

| | February 1, 2013 | February 3, 2012[a] |
|---|---|---|
| | (in millions) | |
| *Accrued and other current liabilities:* | | |
| Compensation | $ 1,182 | $ 1,604 |
| Warranty liability | 492 | 572 |
| Income and other taxes | 807 | 432 |
| Other | 1,163 | 1,132 |
| Total | $ 3,644 | $ 3,740 |
| *Deferred revenue:* | | |
| Deferred extended warranty revenue | $ 7,103 | $ 7,002 |
| Other deferred services revenue | 497 | 378 |
| Total deferred services revenue | 7,600 | 7,380 |
| Deferred revenue—Dell software | 552 | - |
| Other deferred revenue | 192 | 213 |
| Total deferred revenue | $ 8,344 | $ 7,593 |
| Short-term portion | $ 4,373 | $ 3,738 |
| Long-term portion | 3,971 | 3,855 |
| Total deferred revenue | $ 8,344 | $ 7,593 |
| *Other non-current liabilities:* | | |
| Warranty liability | $ 270 | $ 316 |
| Unrecognized tax benefits, net | 2,908 | 2,563 |
| Deferred tax liabilities | 918 | 405 |
| Other | 91 | 89 |
| Total | $ 4,187 | $ 3,373 |

(a) Certain prior year amounts have been reclassified from accrued and other liabilities and other non-current liabilities on the Consolidated Statements of Financial Position to short-term deferred revenue and long-term deferred revenue, respectively, to conform to the current year presentation.

**Supplemental Consolidated Statements of Income**

The table below provides details of interest and other, net for Fiscal 2013, Fiscal 2012, and Fiscal 2011:

| | Fiscal Year Ended | | |
|---|---|---|---|
| | February 1, 2013 | February 3, 2012 | January 28, 2011 |
| | | (in millions) | |
| *Interest and other, net:* | | | |
| Investment income, primarily interest | $ 100 | $ 81 | $ 47 |
| Gains on investments, net | 35 | 8 | 6 |
| Interest expense | (270) | (279) | (199) |
| Foreign exchange | (18) | 5 | 4 |
| Other | (18) | (6) | 59 |
| Interest and other, net | $ (171) | $ (191) | $ (83) |

**Valuation and Qualifying Accounts**

| Fiscal Year | Description | Balance at Beginning of Period | Charged to Income Statement | Charged to Allowance | Balance at End of Period |
|---|---|---|---|---|---|
| Trade Receivables: | | | | | |
| 2013 | Allowance for doubtful accounts | $ 63 | $ 100 | $ 91 | $ 72 |
| 2012 | Allowance for doubtful accounts | $ 96 | $ 90 | $ 123 | $ 63 |
| 2011 | Allowance for doubtful accounts | $ 115 | $ 124 | $ 143 | $ 96 |
| Customer Financing Receivables[(a)]: | | | | | |
| 2013 | Allowance for financing receivable losses | $ 202 | $ 158 | $ 168 | $ 192 |
| 2012 | Allowance for financing receivable losses | $ 241 | $ 144 | $ 183 | $ 202 |
| 2011 | Allowance for financing receivable losses | $ 237 | $ 258 | $ 254 | $ 241 |
| Trade Receivables: | | | | | |
| 2013 | Allowance for customer returns | $ 86 | $ 694 | $ 668 | $ 112 |
| 2012 | Allowance for customer returns | $ 102 | $ 607 | $ 623 | $ 86 |
| 2011 | Allowance for customer returns | $ 79 | $ 581 | $ 558 | $ 102 |

(a) Charge-offs to the allowance for financing receivable losses for customer financing receivables includes principal and interest.

## NOTE 17 — UNAUDITED QUARTERLY RESULTS

The following tables present selected unaudited Consolidated Statements of Income for each quarter of Fiscal 2013 and Fiscal 2012:

| | Fiscal Year 2013 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (in millions, except per share data) | | | |
| Net revenue | $ 14,422 | $ 14,483 | $ 13,721 | $ 14,314 |
| Gross margin | $ 3,067 | $ 3,138 | $ 2,872 | $ 3,109 |
| Net income | $ 635 | $ 732 | $ 475 | $ 530 |
| Earnings per share: | | | | |
| Basic | $ 0.36 | $ 0.42 | $ 0.27 | $ 0.30 |
| Diluted | $ 0.36 | $ 0.42 | $ 0.27 | $ 0.30 |
| Cash dividends declared per common share | $ - | $ - | $ 0.08 | $ 0.08 |
| Weighted-average shares outstanding: | | | | |
| Basic | 1,759 | 1,747 | 1,735 | 1,738 |
| Diluted | 1,774 | 1,753 | 1,742 | 1,748 |

| | Fiscal Year 2012 | | | |
|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Fourth Quarter |
| | (in millions, except per share data) | | | |
| Net revenue | $ 15,017 | $ 15,658 | $ 15,365 | $ 16,031 |
| Gross margin | $ 3,432 | $ 3,525 | $ 3,469 | $ 3,385 |
| Net income | $ 945 | $ 890 | $ 893 | $ 764 |
| Earnings per share: | | | | |
| Basic | $ 0.50 | $ 0.48 | $ 0.49 | $ 0.43 |
| Diluted | $ 0.49 | $ 0.48 | $ 0.49 | $ 0.43 |
| Weighted-average shares outstanding: | | | | |
| Basic | 1,908 | 1,858 | 1,813 | 1,778 |
| Diluted | 1,923 | 1,871 | 1,828 | 1,796 |

## NOTE 18 — SUBSEQUENT EVENT

### Merger Agreement

On February 5, 2013, Dell announced that it had signed a definitive agreement and plan of merger (the "merger agreement") pursuant to which it will be acquired by Denali Holding Inc. ("Parent"), a Delaware corporation owned by Michael S. Dell, the Chairman, Chief Executive Officer and founder of Dell, and investment funds affiliated with Silver Lake Partners, a global private equity firm ("Silver Lake"). Following completion of the transaction, Mr. Dell will continue to lead Dell as Chairman and Chief Executive Officer and will maintain a significant equity investment in Dell by contributing his Dell shares to Parent and making a cash investment in Parent. Subject to the satisfaction or permitted waiver of closing conditions set forth in the merger agreement, the merger is expected to be consummated before the end of the second quarter of the fiscal year ending January 31, 2014.

At the effective time of the merger, each share of Dell's common stock issued and outstanding immediately before the effective time, other than certain excluded shares, will be converted into the right to receive $13.65 in cash, without interest (the "merger consideration"). Shares of common stock held by the Parent and its subsidiaries, shares held by Mr. Dell and certain of Mr. Dell's related parties (together with Mr. Dell, the "MD Investors"), and by Dell or any wholly-owned subsidiary of Dell will not be entitled to receive the merger consideration.

Dell's stockholders will be asked to vote on the adoption of the merger agreement and the merger at a special stockholders meeting that will be held on a date to be announced. The closing of the merger is subject to a non-waivable condition that the merger agreement be adopted by the affirmative vote of the holders of (1) at least a majority of all outstanding shares of common stock and (2) at least a majority of all outstanding shares of common stock held by stockholders other than Parent and its subsidiaries, the MD Investors, any other officers and directors of Dell or any other person having any equity interest in, or any right to acquire any equity interest in, Parent's merger subsidiary or any person of which the merger subsidiary is a direct or indirect subsidiary. Consummation of the merger is also subject to certain customary conditions. The merger agreement does not contain a financing condition.

The merger agreement places limitations on Dell's ability to engage in certain types of transactions without Parent's consent during the period between the signing of the merger agreement and the effective time of the merger. During this period, Dell may not repurchase shares of its common stock or declare dividends in excess of the quarterly rate of $0.08 per share authorized under its current dividend policy. In addition, with limited exceptions, Dell may not incur additional debt other than up to $1.8 billion under its existing commercial paper program, $2.0 billion under its revolving credit facilities, $1.5 billion under its structured financing debt facilities, and up to $25 million of additional indebtedness. Further, other than in transactions in the ordinary course of business or within specified dollar limits and certain other limited exceptions, Dell generally may not acquire other businesses, make investments in other persons, or sell, lease, or encumber its material assets.

Parent has obtained equity and debt financing commitments for the transactions contemplated by the merger agreement, the aggregate proceeds of which, together with the proceeds of a rollover investment of Dell shares in Parent by the MD Investors, an investment in subordinated securities and the available cash of Dell, will be sufficient for Parent to pay the aggregate merger consideration and all related fees and expenses. The commitment of financial institutions to provide debt financing for the transaction is subject to a number of customary conditions, including the execution and delivery by the borrowers and the guarantors of definitive documentation consistent with the debt commitment letter.

Pursuant to the terms of a "go-shop" provision in the merger agreement, during the period beginning on the date of the merger agreement and expiring after March 22, 2013, Dell and its subsidiaries and their respective representatives may initiate, solicit and encourage any alternative acquisition proposals from third parties, provide nonpublic information to such third parties and participate in discussions and negotiations with such third parties regarding alternative acquisition proposals. Under the terms and conditions set forth in the merger agreement, before the company stockholder approvals adopting the merger agreement, the Board of Directors may change its recommendation, including in order to approve, and may authorize Dell to enter into, an alternative acquisition proposal if the special committee of the Board of Directors that recommended approval of the merger has determined in good faith, after consultation with outside counsel and its financial advisors, that such alternative acquisition proposal would be more favorable to Dell's stockholders, taking into account all of the terms and conditions of such proposal (including, among other things, the financing, likelihood and timing of its consummation and any adjustments to the merger agreement).

The merger agreement contains certain termination rights for Dell and Parent. Among such rights, and subject to certain limitations, either Dell or Parent may terminate the merger agreement if the merger is not completed by November 5, 2013.

The terms of the merger agreement did not impact Dell's Consolidated Financial Statements as of and for the fiscal year ended February 1, 2013.

## ITEM 9 — CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A — CONTROLS AND PROCEDURES

Exhibits 31.1 and 31.2 to this report include the certifications of our Chief Executive Officer and Chief Financial Officer required by Rule 13a-14 under the Securities Exchange Act of 1934 (the "Exchange Act"). This Item 9A includes information concerning the controls and control evaluations referred to in those certifications.

### Management's Report on Internal Control over Financial Reporting

Management, under the supervision of the Chief Executive Officer and the Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting (as defined in Rules 13a-15(f) and 15d(f) under the Exchange Act) is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. Internal control over financial reporting includes those policies and procedures which (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of assets, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (c) provide reasonable assurance that receipts and expenditures are being made only in accordance with appropriate authorization of management and the board of directors, and (d) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of assets that could have a material effect on the financial statements.

In connection with the preparation of this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting as of February 1, 2013, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. As a result of that evaluation, management has concluded that our internal control over financial reporting was effective as of February 1, 2013. The effectiveness of our internal control over financial reporting as of February 1, 2013, has been audited by PricewaterhouseCoopers LLP, our independent registered public accounting firm, as stated in their report, which is included in "Part II — Item 8 — Financial Statements and Supplementary Data."

### Changes in Internal Control over Financial Reporting

Dell's management, with the participation of Dell's Chief Executive Officer and Chief Financial Officer, has evaluated whether any change in Dell's internal control over financial reporting occurred during the fourth quarter of Fiscal 2013. Based on their evaluation, management concluded that there has been no change in Dell's internal control over financial reporting during the fourth quarter of Fiscal 2013 that has materially affected, or is reasonably likely to materially affect, Dell's internal control over financial reporting.

### Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) are designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that such information is accumulated and communicated to management, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

In connection with the preparation of this report, our management, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as of February 1, 2013. Based on that evaluation, our management has concluded that our disclosure controls and procedures were effective as of February 1, 2013.

### Inherent Limitations in Internal Controls

Our system of controls is designed to provide reasonable, not absolute, assurance regarding the reliability and integrity of accounting and financial reporting. Management does not expect that our disclosure controls and procedures or our internal control over financial reporting will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system will be met. These inherent limitations include the following:

- Judgments in decision-making can be faulty, and control and process breakdowns can occur because of simple errors or mistakes.
- Controls can be circumvented by individuals, acting alone or in collusion with each other, or by management override.
- The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
- Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with associated policies or procedures.
- The design of a control system must reflect the fact that resources are constrained, and the benefits of controls must be considered relative to their costs.

## ITEM 9B — OTHER INFORMATION

None.

## PART III

### ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

We have adopted a code of ethics applicable to our principal executive officer and other senior financial officers, who include our principal financial officer, principal accounting officer, controller, and persons performing similar functions. The code of ethics, which we refer to as our Code of Conduct, is available on our Internet website at www.dell.com. To the extent required by SEC rules, we intend to disclose any amendments to this code and any waiver of a provision of the code for the benefit of our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions, on our website within any period that may be required under SEC rules from time to time.

See "Part I — Item 1 — Business — Executive Officers of Dell" for information about our executive officers, which is incorporated by reference in this Item 10. Other information required by this Item 10 is incorporated herein by reference to our definitive proxy statement for our 2013 annual meeting of stockholders, referred to as the "2013 proxy statement," which we will file with the SEC on or before 120 days after our 2013 fiscal year-end, and which will appear in the 2013 proxy statement under the captions "Proposal 1 — Election of Directors" and "Additional Information — Section 16(a) Beneficial Ownership Reporting Compliance."

### ITEM 11 — EXECUTIVE COMPENSATION

Information required by this Item 11 is incorporated herein by reference to the 2013 proxy statement, including the information in the 2013 proxy statement appearing under the captions "Proposal 1 — Election of Directors — Director Compensation" and "Executive Compensation."

### ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by this Item 12 is incorporated herein by reference to the 2013 proxy statement, including the information in the 2013 proxy statement appearing under the captions "Stock Ownership" and "Executive Compensation — Equity Compensation Plans."

### ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by this Item 13 is incorporated herein by reference to the 2013 proxy statement, including the information in the 2013 proxy statement appearing under the captions "Proposal 1 — Elections of Directors" and "Additional Information — Certain Relationships and Related Transactions."

### ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

Information required by this Item 14 is incorporated herein by reference to the 2013 proxy statement, including the information in the 2013 proxy statement appearing under the caption "Proposal 2 — Ratification of Independent Auditor."

## PART IV

## ITEM 15 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES

### Financial Statements

The following financial statements are filed as a part of this report under "Part II — Item 8 — Financial Statements and Supplementary Data":

Financial Statements:



A list of the exhibits filed or furnished with this report (or incorporated by reference to exhibits previously filed or furnished) is provided in the Exhibit index on page 125 of this report.

### Financial Statement Schedule

Schedule II — Valuation and Qualifying Accounts for the three fiscal years ended February 1, 2013, February 3, 2012, and January 28, 2011 is included in Note 16 of Notes to Consolidated Financial Statements included in "Part II — Item 8 — Financial Statements and Supplementary Data." All other schedules called for by Form 10-K are omitted because they are inapplicable or the required information is shown in the consolidated financial statements, or notes thereto, included herein.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELL INC.

By: /s/ MICHAEL S. DELL

Michael S. Dell
*Chairman and Chief Executive Officer*
*(Duly authorized officer)*

Date: March 12, 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and as of the date indicated.

| Name | Title | Date |
|---|---|---|
| /s/ MICHAEL S. DELL<br>Michael S. Dell | Chairman and Chief Executive Officer (principal executive officer) | March 12, 2013 |
| /s/ JAMES W. BREYER<br>James W. Breyer | Director | March 12, 2013 |
| /s/ DONALD J. CARTY<br>Donald J. Carty | Director | March 12, 2013 |
| /s/ JANET F. CLARK<br>Janet F. Clark | Director | March 12, 2013 |
| /s/ LAURA CONIGLIARO<br>Laura Conigliaro | Director | March 12, 2013 |
| /s/ KENNETH M. DUBERSTEIN<br>Kenneth M. Duberstein | Director | March 12, 2013 |
| /s/ WILLIAM H. GRAY, III<br>William H. Gray, III | Director | March 12, 2013 |
| /s/ GERARD J. KLEISTERLEE<br>Gerard J. Kleisterlee | Director | March 12, 2013 |
| /s/ KLAUS S. LUFT<br>Klaus S. Luft | Director | March 12, 2013 |
| /s/ ALEX J. MANDL<br>Alex J. Mandl | Director | March 12, 2013 |
| /s/ SHANTANU NARAYEN<br>Shantanu Narayen | Director | March 12, 2013 |
| /s/ H. ROSS PEROT, JR.<br>H. Ross Perot, Jr. | Director | March 12, 2013 |
| /s/ BRIAN T. GLADDEN<br>Brian T. Gladden | Senior Vice President and Chief Financial Officer (principal financial officer) | March 12, 2013 |
| /s/ YVONNE MCGILL<br>Yvonne Mcgill | Vice President, Corporate Finance and Chief Accounting Officer (principal accounting officer) | March 12, 2013 |

**Exhibits**

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 2.1 | | Agreement and Plan of Merger, dated as of February 5, 2013, by and among Dell Inc. ("Dell"), Denali Holding Inc., Denali Intermediate Inc. and Denali Acquiror Inc. (incorporated by reference to Exhibit 2.1 of Dell's Current Report on Form 8-K filed February 6, 2013, as amended by Current Report on Form 8-K/A filed on February 15, 2013, Commission File No. 0-17017) |
| 3.1 | — | Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q of Dell Inc. for the fiscal quarter ended April 29, 2011, Commission File No. 0-17017) |
| 3.2 | — | Restated Bylaws, as amended and effective as of August 16, 2010 (incorporated by reference to Exhibit 3.2 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, Commission File No. 0-17017) |
| 4.1 | — | Indenture, dated as of April 27, 1998, between Dell Computer Corporation and Chase Bank of Texas, National Association (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed April 28, 1998, Commission File No. 0-17017) |
| 4.2 | — | Officers' Certificate pursuant to Section 301 of the Indenture establishing the terms of Dell's 7.10% Senior Debentures Due 2028 (incorporated by reference to Exhibit 99.4 of Dell's Current Report on Form 8-K filed April 28, 1998, Commission File No. 0-17017) |
| 4.3 | — | Form of Dell's 7.10% Senior Debentures Due 2028 (incorporated by reference to Exhibit 99.6 of Dell's Current Report on Form 8-K filed April 28, 1998, Commission File No. 0-17017) |
| 4.4 | — | Indenture, dated as of April 17, 2008, between Dell and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (including the form of notes) (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed April 17, 2008, Commission File No. 0-17017) |
| 4.5 | — | Indenture, dated as of April 6, 2009, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed April 6, 2009, Commission File No. 0-17017) |
| 4.6 | — | First Supplemental Indenture, dated April 6, 2009, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed April 6, 2009, Commission File No. 0-17017) |
| 4.7 | — | Form of 5.625% Notes due 2014 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed April 6, 2009, Commission File No. 0-17017) |
| 4.8 | — | Second Supplemental Indenture, dated June 15, 2009, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed June 15, 2009, Commission File No. 0-17017) |
| 4.9 | — | Form of 3.375% Notes due 2012 (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed June 15, 2009, Commission File No. 0-17017) |
| 4.10 | — | Form of 5.875% Notes due 2019 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed June 15, 2009, Commission File No. 0-17017) |
| 4.11 | — | Third Supplemental Indenture, dated September 10, 2010, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |
| 4.12 | — | Form of 1.40% Notes due 2013 (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |
| 4.13 | — | Form of 2.30% Notes due 2015 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |
| 4.14 | — | Form of 5.40% Notes due 2040 (incorporated by reference to Exhibit 4.4 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 4.15 | — | Fourth Supplemental Indenture, dated March 31, 2011, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.16 | — | Form of Floating Rate Notes due 2014 (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.17 | — | Form of 2.100% Notes due 2014 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.18 | — | Form of 3.100% Notes due 2016 (incorporated by reference to Exhibit 4.4 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.19 | — | Form of 4.625% Notes due 2021 (incorporated by reference to Exhibit 4.5 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 10.1* | — | Amended and Restated Dell Computer Corporation 1994 Incentive Plan (incorporated by reference to Exhibit 99 of Dell's Registration Statement on Form S-8 filed October 31, 2000, Registration No. 333-49014) |
| 10.2* | — | Amended and Restated Dell Computer Corporation 1998 Broad-Based Stock Option Plan (incorporated by reference to Exhibit 99 of Dell's Registration Statement on Form S-8 filed October 31, 2000, Registration No. 333-49016) |
| 10.3* | — | Dell Computer Corporation 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2002, Commission File No. 0-17017) |
| 10.4* | — | Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Appendix A of Dell's 2007 proxy statement filed October 31, 2007, Commission File No. 0-17017) |
| 10.5* | — | Amended and Restated Dell Inc. Deferred Compensation Plan effective as of January 1, 2005 (incorporated by reference to Exhibit 10.7 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.6* | — | Amended and Restated Dell Inc. Deferred Compensation Plan for Non-Employee Directors effective as of January 1, 2005 (incorporated by reference to Exhibit 10.8 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.7* | — | Executive Annual Incentive Bonus Plan (incorporated by reference to Appendix A of Dell's 2008 proxy statement filed June 2, 2008, Commission File No. 0-17017) |
| 10.8* | — | Form of Restricted Stock Agreement for Non-Employee Directors under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed July 27, 2006, Commission File No. 0-17017) |
| 10.9* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed July 27, 2006, Commission File No. 0-17017) |
| 10.10* | — | Form of Stock Unit Agreement for grant to Donald J. Carty under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed December 20, 2006, Commission File No. 0-17017) |
| 10.11* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2007, Commission File No. 0-17017) |
| 10.12* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 of Dell's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 10.13* | — | Form of Restricted Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.23 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.14* | — | Form of Restricted Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.15* | — | Form of Restricted Stock Unit Agreement for New Hire Senior Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.16* | — | Form of Performance Based Stock Unit Agreement for employees under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed March 14, 2006, Commission File No. 0-17017) |
| 10.17* | — | Form of Performance Based Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 of Dell's Annual Report on Form 10-K for the fiscal year ended February 1, 2008, Commission File No. 0-17017) |
| 10.18* | — | Form of Performance Based Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.19* | — | Form of Performance Based Stock Unit Agreement for Key Vice Presidents under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.20* | — | Form of Performance Based Stock Unit Agreement for Communications Solutions Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.21* | — | Form of Nonstatutory Stock Option Agreement for Non-Employee Directors under the 2002 Long- Term Incentive Plan (incorporated by reference to Exhibit 99.3 of Dell's Current Report on Form 8- K filed July 27, 2006, Commission File No. 0-17017) |
| 10.22* | — | Form of Nonstatutory Stock Option Agreement for grant to Donald J. Carty under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8- K filed December 20, 2006, Commission File No. 0-17017) |
| 10.23* | — | Form of Nonstatutory Stock Option Agreement for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2007, Commission File No. 0-17017) |
| 10.24* | — | Form of Nonstatutory Stock Option Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 10.25* | — | Form of Nonstatutory Stock Option Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.26* | — | Form of Indemnification Agreement between Dell and each Non-Employee Director of Dell (incorporated by reference to Exhibit 10.11 to Dell's Annual Report on Form 10-K for the fiscal year ended January 31, 2003, Commission File No. 0-17017) |
| 10.27* | — | Form of Indemnification Agreement between Dell and each Executive Officer of Dell (incorporated by reference to Exhibit 10.27 of Dell's Annual Report on Form 10-K for the Fiscal year ended January 28, 2011, Commission File No. 0-17017) |
| 10.28* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement (incorporated by reference to Exhibit 99.3 of Dell's Current Report on Form 8-K filed February 21, 2007, Commission File No. 0-17017) |
| 10.29* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed July 16, 2007, Commission File No. 0-17017) |
| 10.30* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed September 12, 2007, Commission File No. 0-17017) |
| 10.31* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement |
| 10.32* | — | Retention Bonus, Merger and Modification Agreement between Dell and Ronald G. Garriques (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed March 9, 2009, Commission File No. 0-17017) |
| 10.33* | — | Separation Agreement and Release between Ronald G. Garriques and Dell (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed November 17, 2010, Commission File No. 0-17017) |
| 10.34* | — | Separation Agreement and Release between Dell and Peter Altabef (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed January 13, 2011, Commission File No. 0-17017) |
| 10.35* | — | Dell Inc. 2012 Long-Term Incentive Plan (the "2012 Long-Term Incentive Plan") (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.36* | — | Form of Stock Unit Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.37* | — | Form of Deferred Stock Unit Agreement for Non-Employee Directors under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.38* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.39* | — | Form of Nonstatutory Stock Option Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.40* | — | Form No. 1 of Restricted Stock Unit Agreement for New Hire Officers under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 10.41* | — | Form No. 2 of Restricted Stock Unit Agreement for New Hire Officers under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.42* | — | Form of Stock Unit Agreement under the Amended and Restated 2002 Long-Term Incentive Plan with Dividend Equivalent Rights (incorporated by reference to Exhibit 10.8 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.43* | — | Amendment to Restricted Stock Unit Agreements for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File |
| 10.44* | — | Amendment to Restricted Stock Unit Agreements under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.45* | — | Amendment to Performance Based Stock Unit Agreements under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.46 | — | Voting and Support Agreement, dated as of February 5, 2013, by and among the stockholders listed on the signature pages thereto and Dell (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed February 6, 2013, as amended by Current Report on Form 8-K/A filed |
| 10.47* | — | Consultancy Agreement among Dell, Stephen F. Schuckenbrock, and Schuckenbrock Consulting, LLC (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed February 28, 2013, Commission File No. 0-17017) |
| 12.1† | — | Computation of ratio of earnings to fixed charges |
| 21† | — | Subsidiaries of Dell |
| 23† | — | Consent of PricewaterhouseCoopers LLP |
| 31.1† | — | Certification of Michael S. Dell, Chairman and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes- Oxley Act of 2002 |
| 31.2† | — | Certification of Brian T. Gladden, Senior Vice President and Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1†† | — | Certifications of Michael S. Dell, Chairman and Chief Executive Officer, and Brian T. Gladden, Senior Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 |
| 101.INS† | — | XBRL Instance Document |
| 101.SCH† | — | XBRL Taxonomy Extension Schema Document |
| 101.CAL† | — | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101.DEF† | — | XBRL Taxonomy Extension Definition Linkbase Document |
| 101.LAB† | — | XBRL Taxonomy Extension Label Linkbase Document |
| 101.PRE† | — | XBRL Taxonomy Extension Presentation Linkbase Document |

* Identifies Exhibit that consists of or includes a management contract or compensatory plan or arrangement.

† Filed with this report.

†† Furnished with this report.

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# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 10-K/A

## (Amendment No. 1)

Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the fiscal year ended February 1, 2013**

**or**

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

**For the transition period from to**

**Commission file number: 0-17017**

# Dell Inc.
**(Exact name of registrant as specified in its charter)**

| **Delaware** | **74-2487834** |
|---|---|
| **(State or other jurisdiction of incorporation or organization)** | **(I.R.S. Employer Identification No.)** |

**One Dell Way, Round Rock, Texas 78682**
**(Address of principal executive offices) (Zip Code)**
**Registrant's telephone number, including area code: 1-800-289-3355**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| **Common Stock, par value $.01 per share** | **The NASDAQ Stock Market LLC (NASDAQ Global Select Market)** |

**Securities registered pursuant to Section 12(g) of the Act: None**

ndicate by check mark if the registrant is a well-known seasoned issuer, as defined in rule 405 of the Securities Act. Yes ☐ No ☒

ndicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

ndicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such iling requirements for the past 90 days. Yes ☒ No ☐

ndicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File equired to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the egistrant was required to submit and post such files). Yes ☒ No ☐

ndicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to he best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any mendment to this Form 10-K. ☐

ndicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. ee the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

| | |
|---|---|
| arge accelerated filer ☒ | Accelerated filer ☐ |
| lon-accelerated filer ☐ (Do not check if a smaller reporting company) | Smaller reporting company ☐ |

ndicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

pproximate aggregate market value of the registrant's common stock held by non-affiliates as of August 3, 2012, based upon the last sale price eported for such date on the NASDAQ Global Select Market $17.1 billion

lumber of shares of common stock outstanding as of March 6, 2013 1,747,220,324

## EXPLANATORY NOTE

Dell Inc. ("Dell") is filing this Amendment No. 1 to Form 10-K on Form 10-K/A (the "Form 10-K/A") to amend our Annual Report on Form 10-K for the fiscal year ended February 1, 2013 (the "Form 10-K"), which was filed with the Securities and Exchange Commission (the "SEC") on March 12, 2013. The purpose of this Form 10-K/A is solely to disclose the information required in Part III (Items 10, 11, 12, 13 and 14) of the Form 10-K, which information was previously omitted from the Form 10-K in reliance on General Instruction G(3) to Form 10-K. Accordingly, we hereby amend and replace in its entirety Part III of the Form 10-K.

In addition, pursuant to the rules of the SEC, Item 15 of Part IV has been amended to include the currently dated certifications of Dell's principal executive officer and principal financial officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002. The certifications of Dell's principal executive officer and principal financial officer are filed with this Form 10-K/A as Exhibits 31.3 and 31.4 hereto. Because no financial statements have been included in this Form 10-K/A and this Form 10-K/A does not contain or amend any disclosure with respect to Items 307 and 308 of Regulation S-K, paragraphs 3, 4 and 5 of the certifications have been omitted. We are not including the certificate under Section 906 of the Sarbanes-Oxley Act of 2002 as no financial statements are being filed with this Form 10-K/A.

Except as described above, this Form 10-K/A does not amend any other information set forth in the Form 10-K, and we have not updated disclosures included therein to reflect any subsequent events. This Form 10-K/A should be read in conjunction with the Form 10-K and with our filings with the SEC subsequent to the Form 10-K.

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## PART III

## ITEM 10 — DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

### Director Qualifications

Dell's Board of Directors (the "Board") believes that individuals who serve on the Board should have demonstrated notable or significant achievements in business, education, or public service; should possess the requisite intelligence, education, and experience to make a significant contribution to the Board and bring a range of skills, diverse perspectives and backgrounds to its deliberations; and should have the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of Dell's stockholders. The following are qualifications, experience and skills for Board members which are important to Dell's business and its future:

- *Leadership Experience* — Dell seeks directors who demonstrate extraordinary leadership qualities. Strong leaders bring vision, strategic agility, diverse and global perspectives, and broad business insight to the company. They demonstrate practical management experience, skills for managing change, and deep knowledge of industries, geographies, and risk management strategies relevant to the company. They have experience in identifying and developing Dell's current and future leaders. The relevant leadership experience Dell seeks includes a past or current leadership role in a major public company or recognized privately held entity; a past or current leadership role at a prominent educational institution or senior faculty position in an area of study important or relevant to the company; a past elected or appointed senior government position; or a past or current senior managerial or advisory position with a highly visible nonprofit organization.
- *Finance Experience* — Dell believes that all directors should possess an understanding of finance and related reporting processes. Dell also seeks directors who qualify as an "audit committee financial expert," as defined in the SEC's rules for service on the Audit Committee.
- *Industry Experience* — Dell seeks directors who have relevant industry experience. Dell values experience in Dell's high priority areas, including new or expanding businesses, customer segments or geographies, organic and inorganic growth strategies, and existing and new technologies; deep or unique understanding of Dell's business environments; and experience with, exposure to, or reputation among a broad subset of Dell's customer base.
- *Government Experience* — Dell's customers include government, educational institutions and law enforcement agencies, and Dell is subject to regulatory requirements. Accordingly, Dell seeks directors who have experience in the legislative, judicial or regulatory branches of government.
- *Diversity of Background* — Although the Board has not established any formal diversity policy to be used to identify director nominees, it recognizes that a current strength of the Board stems from the diversity of perspective and understanding that arises from discussions involving individuals of diverse backgrounds and experience. When assessing a Board candidate's background and experience, the Governance and Nominating Committee takes into consideration a broad range of relevant factors, including a candidate's gender, ethnic status and geographic background.

#### *Director Qualifications Matrix*

The Governance and Nominating Committee selects, evaluates and recommends to the full Board qualified candidates for election or appointment to the Board. The committee has developed the following matrix outlining specific qualifications to ensure that Dell's directors bring to the Board a diversity of experience, background and international perspective. The matrix allows the committee to identify areas of expertise and experience that may benefit the Board in the future as well as gaps in those areas that may arise as directors retire. The committee uses this information as part of its process for identifying and recommending new directors for the Board.

| | Leadership | | | Financial | | International | | Diversity | | | Other | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Technical Industry | Government | Academic | Financial Literacy | Eligible for Audit Committee Financial Expert | Global Mindset, Emerging Markets | Global Operational Experience | Gender | Ethnicity | Geographic | CEO Experience | CFO Experience |
| Mr. Breyer | X | | | X | | X | | | | | | |
| Mr. Carty | | | | X | X | X | X | | | X | X | X |
| Ms. Clark | | | | X | X | | X | X | | | | X |
| Ms. Conigliaro | X | | | X | | X | | X | | | | |
| Mr. Dell | X | | | X | | X | X | | | | X | |
| Mr. Duberstein | | X | | X | | X | | | | | X | |
| Mr. Gray | | X | X | X | | | | | X | | X | |
| Mr. Kleisterlee | X | | | X | | X | X | | | X | X | |
| Mr. Luft | X | | | X | | X | X | | | X | X | |
| Mr. Mandl | X | | | X | X | X | X | | | X | X | X |
| Mr. Narayen | X | | | X | | X | X | | X | X | X | |
| Mr. Perot | X | | | X | | X | X | | | | X | |

Set forth below is biographical information, as of May 15, 2013, about the members of the Board, and the qualifications, experience and skills the Nominating and Governance Committee and the Board considered in determining that each such person should serve as a director.

**James W. Breyer**
Age: 51
Director since April 2009
Board committees:
- Finance (Chair)

Mr. Breyer has been a Partner of Accel Partners, a venture capital firm, since 1987. Mr. Breyer is also the founder of Breyer Capital, an investment firm, and has served as its Chief Executive Officer since July 2006. Additionally, Mr. Breyer is a co-founder of IDG-Accel China Funds and has served as co-lead on the company's strategic investment committee since its inception in 2005. Mr. Breyer serves on the boards of directors of Facebook, Inc., News Corporation, Model N, Inc., and Wal-Mart Stores, Inc., where he is the presiding director. From June 2006 to December 2009, Mr. Breyer was on the board of directors of Marvel Entertainment, Inc., from October 1995 until June 2008, he served on the board of directors of Real Networks, Inc., from January 2007 to January 2013, he served on the board of directors of Brightcove, Inc., and from April 2005 to June 2012, he served on the board of directors of Prosper Marketplace, Inc. On April 26, 2013, Mr. Breyer notified Dell that he will not stand for re-election to Dell's Board at Dell's next annual meeting of stockholders.

Director Qualifications

- Leadership Experience — Partner at Accel Partners and presiding director at Wal-Mart Stores, Inc.
- Industry Experience — Knowledge of the technology industry, new and existing technologies, and growth strategies

**Donald J. Carty**
Age: 66
Director since December 1992
No Board committee

Mr. Carty served as Vice Chairman and Chief Financial Officer of Dell from January 2007 until June 2008. In that role, he was responsible for all finance functions, including controller, corporate planning, tax, treasury operations, investor relations, corporate development, risk management, and corporate audit. Mr. Carty was the Chairman and Chief Executive Officer of AMR Corporation and American Airlines from 1998 until his retirement in 2003. He served in a variety of executive positions with AMR Corporation, AMR Airline Group, and American Airlines from 1978 to 1985 and from 1987 to 1999, including Chief Financial Officer of AMR Corporation and American Airlines Inc. from October 1989 until March 1995. Mr. Carty was President and Chief Executive Officer of Canadian Pacific Air Lines, known as CP Air, in Canada from 1985 to 1987. After his retirement from AMR and American Airlines Inc. in 2003, Mr. Carty was engaged in numerous business and private investment activities with a variety of companies. Mr. Carty is also a director of Barrick Gold Corporation, Gluskin Sheff and Associates, Talisman Energy Inc. and Canadian National Railway Company. Additionally, Mr. Carty was a member of the board of directors of Hawaiian Holdings Inc. from August 2004 until February 2007 and again from April 2008 until May 2011 and of CHC Helicopter Corp. from November 2004 until September 2008.

Director Qualifications

- Leadership Experience — CFO of Dell; CEO and CFO of AMR Corporation and American Airlines; President and CEO of CP Air
- Finance Experience — CFO of Dell; CFO of AMR Corporation and American Airlines
- Industry Experience — CFO of Dell with knowledge of Dell's operating environment

**Janet F. Clark** . . . . . . . . . . . .
Age: 58
Director since September 2011
Board committees:
- Audit

Ms. Clark joined Marathon Oil Corporation in 2004, where she currently serves as Executive Vice President and Chief Financial Officer. From 2001 through 2003, Ms. Clark served as Senior Vice President and Chief Financial Officer of Nuevo Energy Company. From 1997 until 2003, she held various roles at Santa Fe Snyder Corporation, including Chief Financial Officer and Executive Vice President of Corporate Development and Administration. From 2003 until September 2011, she served on the board of directors of Exterran Holdings, Inc.

Director Qualifications

- Leadership Experience — EVP and CFO of Marathon Oil; SVP and CFO of Nuevo Energy
- Finance Experience — EVP and CFO of Marathon Oil; SVP and CFO of Nuevo Energy; CFO and EVP of Corporate Development and Administration of Santa Fe Snyder

**Laura C. Conigliaro** . . . . . . .
Age: 67
Director since September 2011
Board committees:
- Finance

Ms. Conigliaro has been retired since 2011. Ms. Conigliaro joined The Goldman Sachs Group, Inc. ("Goldman Sachs") in 1996 as a U.S. Hardware Systems Equity Research Analyst. She was named managing director in 1997 and partner in 2000. She was most recently co-director of the firm's Americas Equity Research unit. In addition to covering the hardware systems sector, Ms. Conigliaro served as the technology investment research business unit leader for Goldman Sachs. She also developed specialized expertise covering enterprise server and storage companies. Prior to her service with Goldman Sachs, Ms. Conigliaro was a computer and design automation analyst at Prudential Financial, Inc. Ms. Conigliaro also serves on the boards of directors of Infoblox Inc. and Genpact Limited.

Director Qualifications

- Finance Experience — U.S. Hardware Systems Equity Research Analyst at Goldman Sachs
- Industry Experience — Knowledge of the technology industry

**Michael S. Dell** . . . . . . . . . . .
Age: 48
Director since May 1984
No Board committees

Mr. Dell currently serves as Chairman of the Board of Directors and Chief Executive Officer. He has held the title of Chairman of the Board since he founded Dell in 1984. Mr. Dell also served as Chief Executive Officer of Dell from 1984 until July 2004 and resumed that role in January 2007. He is an honorary member of the Foundation Board of the World Economic Forum and is an executive committee member of the International Business Council. In addition, he serves as the chairman of the Technology CEO Council and is a member of the U.S. Business Council and the Business Roundtable. He also serves on the governing board of the Indian School of Business in Hyderabad, India, and is a member of the board of directors of Catalyst, Inc. See "SEC Settlement with Mr. Dell" below for information about legal proceedings to which Mr. Dell has been a party.

Director Qualifications

- Leadership Experience — Founder, Chairman and CEO of Dell
- Industry Experience — Knowledge of new and existing technologies, Dell's industry and Dell's customers

**Kenneth M. Duberstein** . . . .
Age: 69
Director since September 2011
Board committees:
• Governance and Nominating

Mr. Duberstein has been Chairman and Chief Executive Officer of The Duberstein Group, Inc., a strategic advisory and consulting firm, since 1989. Previously, Mr. Duberstein served as Chief of Staff to President Ronald Reagan from 1988 to 1989 and as Deputy Chief of Staff in 1987. From 1984 to 1986, Mr. Duberstein was Vice President of Timmons & Company in Washington, D.C. Prior to his service in that position, he served in the White House as Assistant to the President, Legislative Affairs from 1981 to 1983. From 1977 to 1980, Mr. Duberstein was Vice President of the Committee for Economic Development. He serves as a director of the Council on Foreign Relations, the Brookings Institution, the National Alliance to End Homelessness and the National Endowment for Democracy and is a lifetime trustee for the Kennedy Center for the Performing Arts. He also serves as a director on the boards of directors of The Boeing Company, Travelers Companies, Inc. and Mack-Cali Realty Corporation. From 2002 until May 2012, he also served on the board of directors of ConocoPhillips Company.

Director Qualifications

- Leadership Experience — Chairman and CEO of The Duberstein Group, Inc.; White House Chief of Staff, Deputy Chief of Staff and Assistant to the President for Legislative Affairs
- Government Experience — White House Chief of Staff, Deputy Chief of Staff and Assistant to the President for Legislative Affairs

**William H. Gray, III** . . . . . .
Age: 71
Director since November 2000
Board committees:
• Governance and Nominating (Chair)
• Leadership Development and Compensation

Mr. Gray is currently Chairman of Gray Global Strategies, Inc., a business advisory firm, a position he has held since February 2012. From August 2004 until February 2012, he was co-Chairman of GrayLoeffler L.L.C., a consulting and advisory firm. Mr. Gray was President and Chief Executive Officer of The College Fund/UNCF (educational assistance) from 1991 until he retired in June 2004. He was a member of the United States House of Representatives from 1979 to 1991. During his tenure in Congress, he served as Chairman of the House Budget Committee, a member of the Appropriations Committee, and Chairman of the House Democratic Caucus and Majority Whip. He is an ordained Baptist Minister and last pastored at Bright Hope Baptist Church of Philadelphia from 1972 until 2007. Mr. Gray is also a director of Prudential

Financial, Inc., and Pfizer Inc. From 2000 until 2010, Mr. Gray was a director of Visteon Corporation and from 1992 until 2012, he was a director of JP Morgan Chase & Co.

Director Qualifications

- Leadership Experience — President and CEO of the College Fund/ UNCF; member of the United States House of Representatives; co-Chairman of GrayLoeffler L.L.C.; Chairman of Gray Global Strategies, Inc.
- Government Experience — Member of the United States House of Representatives

**Gerard J. Kleisterlee** ......
Age: 66
Director since December 2010
Board committees:
- Finance
- Leadership Development and Compensation

Mr. Kleisterlee was named Chairman of Vodafone Group plc. in July 2011, and continues to serve in that role. Mr. Kleisterlee was President and Chief Executive Officer of Royal Philips Electronics from April 2001 until March 2011 and President and Chief Operations Officer of Royal Philips Electronics prior to April 2011. Previously, he held key positions within Royal Philips Electronics, including member of the Board of Management since April 2000, member of the Group Management Committee since January 1999, Chief Executive Officer of Philips' Components division, President of Philips Taiwan, Regional Manager for Philips' Components in Asia-Pacific, Managing Director of Philips' Display Components worldwide, General Manager of Philips' Professional Audio Product Group and various manufacturing management positions within Philips' Medical Systems division starting in 1974. Mr. Kleisterlee served on the supervisory board of Dutch Central Bank from July 2006 until January 2012. Mr. Kleisterlee is a member of the boards of directors of Daimler AG and Royal Dutch Shell.

Director Qualifications

- Leadership Experience — President, CEO and COO of Royal Philips Electronics; Chairman of Vodafone Group plc.
- Industry Experience — Experience as executive of major global electronics company

**Klaus S. Luft** ............
Age: 71
Director since March 1995
Board committees:
- Audit

Mr. Luft is the founder and Chairman of the supervisory board of Artedona AG, a privately held mail order e-commerce company established in 1999 and headquartered in Munich, Germany. He is also owner and President of Munich-based MATCH—Market Access Services GmbH & Co., KG. From 1990 until 2010, Mr. Luft served as Vice Chairman and International Advisor to Goldman Sachs Europe Limited. From March 1986 to November 1989, he was Chief Executive Officer of Nixdorf Computer AG, where he served for more than 17 years in a variety of executive positions in marketing, manufacturing, and finance. Mr. Luft is the Honorary Consul of the Republic of Estonia in the State of Bavaria.

Director Qualifications

- Leadership Experience — Chairman of the supervisory board of Artedona AG; Vice Chairman of Goldman Sachs Europe Limited; Chief Executive Officer of Nixdorf Computer AG
- Industry Experience — Knowledge of technology marketing, manufacturing, and international markets

**Alex J. Mandl** ............
Age: 69
Director since November 1997
Lead Director
Board committees:
- Audit (Chair)
- Governance and Nominating

Mr. Mandl is currently the non-Executive Chairman of Gemalto N.V., a digital security company resulting from the merger of Axalto Holding N.V. and Gemplus International S.A. From June 2006 until December 2007, Mr. Mandl served as Executive Chairman of Gemalto. Before June 2006, Mr. Mandl was President, Chief Executive Officer and a member of the board of directors of Gemplus, positions he held since August 2002. He has served as Principal of ASM Investments, a company focusing on early stage funding in the technology sector, since April 2001. From 1996 to March 2001, Mr. Mandl was Chairman and CEO of Teligent, Inc., which offered business customers an alternative to the Bell Companies for local, long distance, and data communication services. Mr. Mandl was AT&T's President and Chief Operating Officer from 1994 to 1996, and its Executive Vice President and Chief Financial Officer from 1991 to 1993. From 1988 to 1991, Mr. Mandl was Chairman of the Board and Chief Executive Officer of Sea-Land Services Inc. Mr. Mandl served from May 2007 to October 2010 as a director of Hewitt Associates, Inc. and from March 2008 to October 2010 as a director of Visteon Corporation. Mr. Mandl was a member of the board of directors of Horizon Lines, Inc. since January of 2007 and became the Chairman in February 2011, retiring in April 2012. Mr. Mandl is a member of the board of directors of Arise Virtual Solutions Inc.

Director Qualifications

- Leadership Experience — Chairman of Gemalto N.V.; director, President and CEO of Gemplus; Principal of ASM Investments; Chairman and CEO of Teligent; President, COO and CFO of AT&T; Chairman and CEO of Sea-Land Services Inc.
- Finance Experience — CFO of AT&T
- Industry Experience — Experience as a leader of global technology companies; knowledge of emerging technologies

**Shantanu Narayen** ........
Age: 49
Director since September 2009
Board committees:
- Leadership Development and Compensation (Chair)

Mr. Narayen has served since December 2007 as President and Chief Executive Officer of Adobe Systems Incorporated, a software company. From January 2005 until December 2007, Mr. Narayen was Adobe's President and Chief Operating Officer. Previously, he held key product research and development positions within Adobe, including Executive Vice President of Worldwide Products, Senior Vice President of Worldwide Product Development, and Vice President and General Manager of the Engineering Technology Group. Before joining Adobe in 1998, he was a co-founder of Pictra, Inc., an early pioneer of digital photo sharing over the Internet. Prior to his service in that position, he served as director of desktop and collaboration products at Silicon Graphics, Inc. and held various senior management positions at Apple Computer, Inc. Mr. Narayen also serves on the advisory board of the Haas School of Business of the University of California, Berkeley and is president of the board of directors of the Adobe Foundation, which funds philanthropic initiatives around the world.

Director Qualifications

- Leadership Experience — President and CEO of Adobe Systems Incorporated
- Industry Experience — Knowledge of the technology industry, new and existing technologies, software, and product development

**Ross Perot, Jr.** ...........
Age: 54
Director since December 2009
No Board committees

Mr. Perot is currently chairman of Hillwood Development Company, a real estate development company, which he founded in 1988. Mr. Perot served as the Chairman of the Board of Perot Systems Corporation from September 2004 until its acquisition by Dell on November 3, 2009. Mr. Perot also served as a director of Perot Systems Corporation from June 1988 until November 3, 2009, and as President and Chief Executive Officer of Perot Systems Corporation from September 2000 until September 2004. Mr. Perot served in the United States Air Force for over eight years. He currently serves as co-chairman of the board of directors of the EastWest Institute.

Director Qualifications

- Leadership Experience — Chairman of the Board and CEO of Perot Systems; Chairman of Hillwood Development Company
- Industry Experience — Knowledge of data center solutions and IT, strategy and enterprise consulting

### SEC Settlement with Mr. Dell

On October 13, 2010, a federal district court approved settlements by the company and Mr. Dell with the SEC resolving an SEC investigation into Dell's disclosures and alleged omissions before Fiscal 2008 regarding certain aspects of its commercial relationship with Intel Corporation and into separate accounting and financial reporting matters. The company and Mr. Dell entered into the settlements without admitting or denying the allegations in the SEC's complaint, as is consistent with common SEC practice. The SEC's allegations with respect to Mr. Dell and his settlement were limited to the alleged failure to provide adequate disclosures with respect to the company's commercial relationship with Intel Corporation prior to Fiscal 2008. Mr. Dell's settlement did not involve any of the separate accounting fraud charges settled by the company and others. Moreover, Mr. Dell's settlement was limited to claims in which only negligence, and not fraudulent intent, is required to establish liability, as well as secondary liability claims for other non-fraud charges. Under his settlement, Mr. Dell consented to a permanent injunction against future violations of these negligence-based provisions and other non-fraud based provisions related to periodic reporting. Specifically, Mr. Dell consented to be enjoined from violating Sections 17(a)(2) and (3) of the Securities Act of 1933 and Rule 13a-14 under the Securities Exchange Act of 1934 (the "Exchange Act"), and from aiding and abetting violations of Section 13(a) of the Exchange Act and Rules 12b-20, 13a-1 and 13a-13 under the Exchange Act. In addition, Mr. Dell agreed to pay a civil monetary penalty of $4 million. The settlement did not include any restrictions on Mr. Dell's continued service as an officer or director of the company.

### Corporate Governance

*Corporate Governance Principles*

The Board believes that adherence to sound corporate governance policies and practices is important in ensuring that Dell is governed and managed with the highest standards of responsibility, ethics and integrity and in the best interests of its stockholders. The Board maintains Dell's Corporate Governance Principles, which are intended to reflect Dell's core values and provide the foundation for Dell's governance and management systems and Dell's interactions with others. A copy of those principles can be found on the company's website at www.dell.com/corporategovernance.

*Board Leadership Structure*

Dell's Bylaws provide that the Chairman of the Board will preside over meetings of the Board of Directors. The Chief Executive Officer has management responsibility for the business and affairs of the company. Both the

Chairman and Chief Executive Officer positions are currently held by Mr. Dell. The company also has an independent Lead Director elected annually by the majority of independent directors during an executive session. Mr. Mandl currently serves as the Lead Director. The Lead Director has broad authority and responsibility to:

- Set the agenda for and chair executive sessions of the independent directors and preside over all meetings at which the Chairman is not present
- Assist the Chairman in the management of Board meetings
- Confer with the members of the Board on the number of regular Board meetings
- Propose an annual schedule of major discussion items for the Board to consider
- Advise on and (with the Chairman) set the agendas for Board meetings, including review and approval of the meeting agenda to ensure the allocation of sufficient time to discuss all agenda items
- Assist the Governance and Nominating Committee in discharging its responsibility for selecting and recommending nominees for director positions to the full Board
- Monitor and assist with corporate governance initiatives
- Consult with a representative group of stockholders periodically and other stockholders as needed
- Serve as a liaison between the Chairman and the independent directors
- Act as Chairman if Mr. Dell should have a conflict of interest
- Serve as a resource to all committee chairs and advise them as appropriate
- Assist with the evaluation of the Chief Executive Officer, in coordination with the Leadership Development and Compensation Committee
- Assist with the self-evaluation of the Board as a whole, in coordination with the Governance and Nominating Committee
- Perform such other roles as are assigned by the Governance and Nominating Committee or the full Board.

The Lead Director may hire outside advisors and consultants reporting directly to the Board or to the independent directors and may call meetings of the independent directors at any time.

Dell's Corporate Governance Policies contain several features which the company believes will ensure that the Board maintains effective and independent oversight of management, including the following:

- Executive sessions without management and non-independent directors present are a standing Board agenda item. Executive sessions of the independent directors are held at any time requested by an independent director and, in any event, are held in connection with at least 60% of regularly scheduled Board meetings. The Lead Director sets the agenda for executive sessions, the principal focus of which is whether management is performing its responsibilities in a manner consistent with the direction of the Board.
- The Board regularly meets in executive session with Mr. Dell without other members of management present.
- All Board committee members are independent directors. The committee chairs have authority to hold executive sessions without management and non-independent directors present.

The Board has determined that its current structure, with combined Chairman and Chief Executive Officer roles, an independent Lead Director, and independent directors as chairs and members of each committee, is in the best interests of Dell and its stockholders. The Board believes that combining the Chairman and Chief Executive Officer positions is currently the most effective leadership structure for the company given Mr. Dell's in-depth knowledge of Dell's business and industry, his ability to formulate and implement strategic initiatives, and his extensive contact with and knowledge of customers. As Chief Executive Officer, Mr. Dell is intimately involved in the day-to-day operations of the company and is thus in a position to elevate the most critical business issues for consideration by the independent directors of the Board. The Board believes that the combination of the Chairman and Chief Executive Officer roles as part of a governance structure that includes an independent Lead Director and exercise of key Board oversight responsibilities by independent directors provides an effective balance for the management of the company in the best interests of Dell's stockholders.

*Board Committees*

The Board maintains the following standing committees to assist it in discharging its oversight responsibilities. The current membership of each committee is indicated above under "Director Qualifications" with the directors' biographical information.

- *Audit Committee* — The Audit Committee assists the Board in fulfilling its responsibility to provide oversight with respect to the integrity of Dell's financial statements and reports and other disclosures provided to stockholders, the system of internal controls, the audit process, Dell's compliance with legal requirements and the compliance of Dell's directors and executive officers with Dell's Code of Conduct. Its primary duties include appraising Dell's financial reporting activities and the accounting standards and principles Dell follows; reviewing the scope and adequacy of Dell's internal and financial controls; reviewing the plans, activities and resources of the internal audit function; and reviewing the scope and results of the audit plans of Dell's independent and internal auditors. The Audit Committee also selects, engages and oversees the independent auditor and pre-approves all services to be performed by that firm. Further, in conjunction with the mandated rotation of the audit firm's lead engagement partner, the Audit Committee and its chairperson are directly involved in the selection of the independent auditor's new lead engagement partner. In addition, in order to assure continuing auditor independence, the Audit Committee periodically considers whether there should be a regular rotation of the independent external audit firm.

  The Audit Committee is composed entirely of directors who satisfy the standards of independence established in Dell's Corporate Governance Principles, as well as additional independence standards applicable to audit committee members established under the NASDAQ Marketplace Rules and SEC rules. The Board has determined that each Audit Committee member meets the "financial literacy" requirement for audit committee members under the NASDAQ Marketplace Rules and that Mr. Mandl and Ms. Clark are "audit committee financial experts" within the meaning of the SEC rules.

- *Leadership Development and Compensation Committee* — The Leadership Development and Compensation Committee reviews and recommends to the full Board the amounts and types of compensation to be paid to the Chairman and Chief Executive Officer; reviews and approves the amounts and types of compensation to be paid to Dell's other executive officers and the non-employee directors; reviews and approves salary, bonus and equity guidelines for Dell's other employees; and administers Dell's stock-based compensation plans. The Leadership Development and Compensation Committee is composed entirely of directors who satisfy the standards of independence established in Dell's Corporate Governance Principles.

  Subject to applicable legal requirements, the Leadership Development and Compensation Committee may delegate authority to undertake any of its responsibilities to a subcommittee consisting of one or more of its members. The committee did not delegate authority to a subcommittee in Fiscal 2013.

  The Leadership Development and Compensation Committee engaged a consultant in Fiscal 2013 for assistance in recommending the amount and form of executive and director compensation for Fiscal 2013 , as more fully described below in the "Compensation Discussion and Analysis" section of this report.

Dell's Chief Executive Officer provides the Leadership Development and Compensation Committee with recommendations on the total compensation opportunities for all other executive officers and input with respect to (1) the individual performance of the other executive officers in connection with the committee's determination of amounts paid under the annual incentive bonus plan, (2) the composition of Dell's peer group of companies used for competitive comparisons, and (3) the performance goals used to assess Dell's financial performance under the annual incentive bonus plan.

The Leadership Development and Compensation Committee has delegated to Mr. Dell authority to approve certain equity grants to non-executive officers. Dell's management is required to provide the committee, on a periodic basis, information about the equity awards approved by Mr. Dell under the scope of his delegated authority.

- *Governance and Nominating Committee* — The Governance and Nominating Committee oversees all matters of corporate governance, including formulating and recommending to the full Board governance policies and processes, reviewing and approving ethics and compliance policies, and monitoring the independence of members of the Board; reviews, approves, disapproves or ratifies transactions between related persons that are required to be disclosed under SEC rules; selects, evaluates and recommends to the full Board qualified candidates for election or appointment to the Board; makes recommendations regarding the structure and membership of the Board committees; and administers an annual self-evaluation of Board performance. This committee is also responsible for monitoring Dell's sustainability and corporate responsibility activities and initiatives. The Governance and Nominating Committee is composed entirely of directors who satisfy the standards of independence established in Dell's Corporate Governance Principles.
- *Finance Committee* — The Finance Committee oversees all areas of corporate finance, including capital structure, equity and debt financings, capital expenditures, merger and acquisition activity, cash management, banking activities and relationships, investments, foreign exchange activities and share repurchase activities. The Finance Committee is composed entirely of directors who satisfy the standards of independence established in Dell's Corporate Governance Principles.

Each committee is governed by a written charter approved by the full Board. These charters form an integral part of Dell's Corporate Governance Principles. A copy of each charter can be found on Dell's website at www.dell.com/corporate governance.

*Board Risk Oversight*

The Board oversees and maintains Dell's governance and compliance processes and procedures to promote the conduct of Dell's business in accordance with applicable laws and regulations and with the highest standards of responsibility, ethics and integrity. As part of its oversight responsibility, the Board is responsible for the oversight of risks facing the company and seeks to provide guidance with respect to the management and mitigation of those risks. An analysis of strategic and operational risks is presented to the Board in reports submitted by the Chief Executive Officer, the Chief Financial Officer and the General Counsel, as well as by other members of Dell's senior management who regularly appear before the Board to provide detailed overviews of the businesses they oversee. In addition, at least once each year, each member of the Board meets with the management of the business segment of the director's choice to review in detail that segment's operations, customer set, strategies and risks. Directors also have complete and open access to all Dell employees and are free to communicate, and do communicate, directly with management.

The Board delegates oversight of the following specific areas of risk to its committees:

- The Audit Committee is responsible for the oversight of risk policies and processes relating to Dell's financial statements and financial reporting processes. The Audit Committee reviews and discusses with management, the independent auditor and the Vice President of Corporate Audit significant risks and exposures to Dell and the steps management has taken or plans to take to minimize or manage such risks. The Audit Committee regularly meets in executive session with each of the Chief Financial Officer, the Chief Accounting Officer, the Vice President of Corporate Audit, the Vice President for Ethics and Compliance and Dell's independent auditor in connection with regular meetings of the Audit Committee.

- The Leadership Development and Compensation Committee monitors the risks associated with succession planning and development as well as compensation plans, including evaluating the effect Dell's compensation plans may have on risk decisions.
- The Governance and Nominating Committee monitors the risks related to Dell's governance structure and process.
- The Finance Committee is responsible for reviewing and approving the plans and strategies with respect to corporate finance, capital transactions and other transactions involving financial risks.

Each of the committee chairs reports to the full Board at its regular meetings concerning the activities of the committee, the significant issues it has discussed, and the actions taken by the committee.

While the Board is responsible for risk oversight, management is responsible for risk management. Dell seeks to maintain an effective internal controls environment and has processes to identify and manage risk, including an Executive Risk Steering Committee. This committee has adopted a Risk and Controls Framework and exercises oversight of the various risk assessment and monitoring and controls processes across the company, which include an annual risk assessment process that supports the annual internal audit plan. Dell also maintains and enforces a Code of Conduct, an Accounting Code of Conduct, an ethics and compliance program, a comprehensive internal audit process, and approved quality standards.

*CEO Succession Planning*

The Board has the responsibility to ensure that Dell's leadership is meeting the needs of the company now and can meet those needs in the future. The Board has developed a governance framework for CEO succession planning that is intended to provide for a continuous and collaborative process in which the Board ensures that the CEO builds a talent-rich leadership organization that can drive achievement of Dell's strategic objectives. Under its governance framework, the Board:

- Maintains a plan to address any unexpected short-term absence of the CEO and identifies candidates who could act as interim CEO in the event of any such unexpected absence
- Identifies potential successors to the CEO and, for internal candidates, reviews each candidate's performance and development plan against the criteria and profile for the CEO role
- Frames the search process to be used at the period of transition, including the format for internal and external searches and the role of an outside consultant
- At the period of transition, ideally three to five years before the retirement of the current CEO, manages the succession process and determines the current CEO's role in that process

The Board reviews succession planning for the CEO on an annual basis. As part of this process, the CEO reviews the annual performance of each member of the management team with the Board and the Board engages in a discussion with the CEO and the Senior Vice President of Human Resources regarding each team member and the team member's development. In addition, the Board reviews possible modification of the plan to address any unexpected short-term absence of the CEO.

*Meetings and Attendance*

During Fiscal 2013 , the full Board met 12 times, the Audit Committee met eight times, the Leadership Development and Compensation Committee met six times, the Governance and Nominating Committee met three times, and the Finance Committee met six times. During Fiscal 2013 , all directors attended at least 75% of the meetings of the full Board and the meetings of the committees on which they served during the period in which they served.

It is Dell's policy, as reflected in the company's Corporate Governance Principles, that each director is expected to attend the annual meeting of stockholders. All directors then serving on the Board attended last year's annual meeting.

*Communications with Directors*

Stockholders may send communications to the Board as a whole, the independent directors as a group, any Board committee, the Lead Director, or any other individual member of the Board. Any stockholder who wishes to send such a communication may obtain the appropriate contact information at www.dell.com/boardofdirectors. The Board has implemented procedures for processing stockholder communications, a description of which also can be found at www.dell.com/boardofdirectors.

**Section 16(a) Beneficial Ownership Reporting Compliance**

Section 16(a) of the Exchange Act requires Dell's directors and specified officers and persons who beneficially own more than 10% of Dell's common stock to file with the SEC initial reports of ownership and reports of changes in ownership of the common stock and other equity securities of Dell. The reporting persons are required by SEC rules to furnish Dell with copies of all Section 16(a) reports they file. Based solely on a review of Section 16(a) reports furnished to Dell for Fiscal 2013 , or written representations that no other reports were required, Dell believes that, except as described below, Dell's Section 16(a) reporting persons complied with all filing requirements for Fiscal 2013. Mr. Ron Rose, a former executive officer, filed late one report with respect to a single transaction relating to the withholding of shares by Dell for tax purposes upon the vesting of a compensatory equity award.

**Code of Conduct**

Dell maintains a Code of Conduct (entitled Winning with Integrity) that is applicable to all Dell employees worldwide, including the Chief Executive Officer, the Chief Financial Officer and the Chief Accounting Officer. That Code of Conduct, which satisfies the requirements of a "code of ethics" under applicable SEC rules, contains written standards that are designed to deter wrongdoing and to promote honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest; full, fair, accurate, timely and understandable public disclosures and communications, including financial reporting; compliance with applicable laws, rules, and regulations; prompt internal reporting of violations of the code; and accountability for adherence to the code. A copy of the Code of Conduct is posted on Dell's website at www.dell.com/codeofconduct.

Dell will post any waivers of the Code of Conduct or amendments to the Code of Conduct that are applicable to its Chief Executive Officer, Chief Financial Officer, or Chief Accounting Officer on its website at www.dell.com/codeofconduct under the circumstances and within the period required under SEC rules.

## ITEM 11 — EXECUTIVE COMPENSATION

### Compensation Discussion and Analysis

#### *Introduction*

This Compensation Discussion and Analysis is designed to provide stockholders with an understanding of Dell's compensation philosophy, its core principles and the compensation in effect for the following executive officers (who are referred to as "Named Executive Officers" or "NEOs"):

| Name | Position |
|---|---|
| Michael S. Dell | Chairman of the Board, Chief Executive Officer |
| Brian T. Gladden | Senior Vice President, Chief Financial Officer |
| Jeffrey W. Clarke | Vice Chairman and President, Global Operations and End User Computing Solutions |
| Stephen J. Felice | President, Chief Commercial Officer |
| Stephen F. Schuckenbrock | President, Services (a) |
| John A. Swainson | President, Software |

(a) Mr. Schuckenbrock ceased to be an executive officer in the position shown effective December 5, 2012, but remained an employee of Dell through March 31, 2013.

#### *Executive Compensation Philosophy and Core Objectives*

The Leadership Development and Compensation Committee (the "Committee") is responsible for critically reviewing, approving and administering compensation programs for executive officers that ensure an appropriate link between pay, performance and stock price, while appropriately balancing risk. The Committee seeks to increase stockholder value by rewarding performance with cost-effective compensation and ensuring that Dell can attract and retain the best executive talent through adherence to the following core compensation objectives:

- Providing compensation commensurate with the level of business performance achieved, ranging from above-target overall rewards for performance that exceeds that of peers to below-average compensation for below-target performance;
- Providing a total compensation opportunity that is competitive with companies with which Dell competes for talent;
- Providing appropriate cash and equity-based incentives for achieving Dell's financial goals and strategic objectives;
- Creating a culture of meritocracy by linking awards to individual and company performance;
- Emphasizing long-term, performance-dependent pay to reward executive officers who deliver long-term value creation to Dell's stockholders; and
- Managing fixed costs by combining a conservative approach to base salaries and benefits, with a greater focus on short-term cash incentives and long-term, performance-based equity compensation.

A substantial portion of NEO pay is directly tied to Dell's performance. Therefore, this pay is at risk, as illustrated by the following charts, which show total compensation broken down into each element of compensation as reported in the Summary Compensation Table for Fiscal 2013. Approximately 93% of the

Fiscal 2013 total compensation of Michael Dell and approximately 90% of the Fiscal 2013 total compensation of the other five NEOs consisted of variable compensation components subject to Dell's performance.



Mr. Dell's FY13 Total Compensation
Salary (6.84%)
Bonus (9.57%)
Equity (83.46%)
Other compensation (less than 1%)
NEO (Excluding Mr. Dell) FY13 Total Compensation
Salary (9.67%)
Bonus (9.32%)
Equity (80.57%)
Other compensation (less than 1%)


The primary components of Dell's compensation program consist of base salary, annual incentive bonus, long-term incentives, benefits and limited perquisites. The compensation program for NEOs is designed to place annual target total compensation (i.e., the sum of base salary, target annual bonus, and target annual equity compensation) between the 50 th and 75 th percentiles of the compensation of Dell's Core Comparator Peer Group (as described below) when performance is strong. While designed to target annual total compensation at this level, actual total compensation for each individual executive varies based on individual skills, experience, contributions, and performance achievement, as well as business unit performance (if applicable), internal equity, overall responsibility for company performance, and other factors the Committee may take into account.

***Executive Summary***

*Fiscal 2013 Financial Highlights*

In Fiscal 2013 , Dell achieved net revenue of $56.9 billion , operating income of $3.0 billion and earnings per share of $1.35 . Dell experienced decreases from Fiscal 2012 in operating income, net income and earnings per share, measured on both a GAAP basis and a non-GAAP basis as shown below. All amounts, except per share amounts, are in millions.

| | Fiscal 2013 | Fiscal 2012 | Change |
|---|---|---|---|
| Net Revenue | $56,940 | $62,071 | (8)% |
| Operating Income | $ 3,012 | $ 4,431 | (32)% |
| Net Income | $ 2,372 | $ 3,492 | (32)% |
| Earnings Per Share | $ 1.35 | $ 1.88 | (28)% |
| Operating Income (non-GAAP) (a) | $ 3,973 | $ 5,135 | (23)% |
| Net Income (non-GAAP) (a) | $ 3,017 | $ 3,952 | (24)% |
| Earnings Per Share (Non-GAAP) (a) | $ 1.72 | $ 2.13 | (19)% |

(a) This measure is not a financial measure calculated in accordance with accounting principles generally accepted in the United States of America ("GAAP"). See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations — Non-GAAP Financial Measures" for a reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure.

*Link Between Company Performance and CEO Compensation*

The Committee takes a long-term view when analyzing CEO pay and company performance. The Committee considers a variety of factors when evaluating Mr. Dell's performance, including performance against several key financial metrics and performance against certain non-financial objectives such as progress towards Dell's strategic transformation as well as operational and leadership effectiveness goals. In evaluating the link between Mr. Dell's pay and company performance, it is important to consider that Mr. Dell has not received an increase in base salary in over five years, declined a bonus for Fiscal 2008, 2009 and 2010, and declined equity grants from Fiscal 2005 through Fiscal 2010. Partly as a result of these decisions, Mr. Dell's total compensation historically ranked below the median as compared to CEO total compensation for the Core Comparator Peer Group, as described below. In analyzing CEO pay for performance, the Committee considers the fact that Mr. Dell's voluntary refusal to receive bonus payouts and equity grants for previous fiscal years unavoidably exaggerates the year-over-year comparison when more competitive bonus payments and equity grants resume, as is the case for Fiscal 2013.

The following graphs show the relationship between Mr. Dell's total compensation and company performance as measured by three key financial metrics, which are considered critical components of both Dell's strategy and the measurement of Mr. Dell's performance. The company believes that these three metrics — revenue, operating income and earnings per share — correlate strongly with long-term stockholder value. The following graphs report revenue, operating income and earnings per share on a GAAP basis, and include the impact on the year-over-year trend line of Mr. Dell's request that he not receive a bonus payment for Fiscal 2009 and 2010. Because the Committee did not calculate a bonus payout for Mr. Dell for Fiscal 2009 or 2010, these graphs assume that Mr. Dell would have received a "Target Bonus" (as defined below) consistent with the application of Dell's corporate performance modifier for the applicable fiscal year. In addition, the graphs highlight the portion of Mr. Dell's Fiscal 2013 compensation that consisted of 100% performance-based restricted stock units ("PBUs"). Although the values of these awards are reflected by disclosing their grant date fair value as shown in the Summary Compensation Table below, the actual amount, if any, Mr. Dell will realize from these awards will depend on the company's performance.

**Chairman and CEO Compensation v. Dell Revenue**


$62.00
$60.00
$58.00
$56.00
$54.00
$52.00
$50.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
FY09
FY10
FY11
FY12
FY13
Equity (in millions)
Target Bonus (in millions)
Total Compensation Excluding Equity (in millions)
Revenue (in billions)

**Chairman and CEO Compensation v. Dell Operating Income**


$5
$4
$3
$2
$1
$0
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
FY09
FY10
FY11
FY12
FY13
Equity (in millions)
Target Bonus (in millions)
Total Compensation Excluding Equity (in millions)
Operating Income (in billions)

**Chairman and CEO Compensation v. Dell EPS**


$2.00
$1.80
$1.60
$1.40
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$18.00
$16.00
$14.00
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$-
FY09
FY10
FY11
FY12
FY13
Equity (in millions)
Target Bonus (in millions)
Total Compensation Excluding Equity (in millions)
EPS

"Total Compensation Excluding Equity" is the total compensation amount minus long-term equity incentives reported for Mr. Dell in the Summary Compensation Table in Dell's prior annual reports on Form 10-K.

"Equity" is the grant date fair value of stock options and PBUs granted to Mr. Dell as reported in the Summary Compensation Table in Dell's prior annual reports on Form 10-K.

"Target Bonus" represents an estimate of the bonus that Mr. Dell would have received if he had not voluntarily declined to receive one. The estimated bonus is calculated based on Mr. Dell's target bonus (two times base salary), times an estimated personal modifier (100%), times the company's corporate performance modifier. The company's corporate modifier for Fiscal 2009 and 2010 was 70%. Since the Committee did not calculate a personal modifier for Mr. Dell for Fiscal 2009 or 2010, the company assumed a 100% personal modifier in calculating the estimated bonus that Mr. Dell voluntarily declined.

*Summary of Compensation Decisions for Fiscal 2013*

- *Chief Executive Officer Compensation* — The Committee approved a $1,330,000 bonus payment to Mr. Dell under the annual incentive plan, which is 30% below his targeted level. Mr. Dell did not receive an increase in base salary or target bonus for Fiscal 2014 . As discussed below under "Changes to Long-Term Incentive Design," the Board has decided to delay any decision on Mr. Dell's Fiscal 2014 long-term incentive grant in light of the pendency of Dell's proposed going-private merger transaction which it announced on February 5, 2013 (the "merger").
- *Fiscal 2013 Incentive Bonus Plan Payout* — Due to Dell's Fiscal 2013 performance, the NEOs, along with the employee population as a whole, received below-target bonus payouts under the annual incentive bonus plan. As part of its deliberations related to Dell's proposed merger, the full Board, rather than the Committee, assessed the appropriate corporate bonus modifier based on performance for the year. The Board set the corporate bonus modifier at 70% of target as a result of the shortfall in Dell's performance as measured against both the overall financial objectives and the targets in Dell's corporate scorecard (as discussed below).
- *Fiscal 2013 PBU Performance* — Because Dell's Fiscal 2013 cash flow from operations per share performance fell short of target goals, the NEOs earned 80% of their target number of PBUs eligible to be earned for Fiscal 2013 under the PBUs granted in Fiscal 2011 (representing one-third of the PBUs constituting the award). The three-year relative total shareholder return modifier (Fiscal 2011-2013) resulted in NEOs earning 75% of their banked units during the three fiscal years covered by the Fiscal 2011 PBU award.
- *NEO Merit Increases* — For Fiscal 2013 , all Named Executive Officers, other than Mr. Dell and Mr. Schuckenbrock, received base salary increases ranging from 3.2% to 3.4% of base salary to better align their base salaries with those of executives at peer companies and to address changes in responsibility and internal equity considerations.

- *Changes to the Executive Incentive Bonus Plan Design* — For Fiscal 2014 , the Executive Incentive Bonus Plan's corporate performance metric will be operating free cash flow and will no longer include performance metrics based on revenue or operating income. Of the bonus pool, 75% will be determined based on operating free cash flow and 25% will be determined based on a qualitative assessment of performance against key strategic objectives.
- *Changes to Long-Term Incentive Design* — In light of the pendency of Dell's proposed merger, the Board has decided to delay its determinations concerning Fiscal 2014 long-term incentive grants until after closing of that transaction.
- *Dividend Policy* — Dell announced a dividend policy on June 11, 2012. In connection with the dividend policy, all outstanding restricted stock unit ("RSU") and PBU awards were amended to allow dividend equivalents to be credited to unvested awards. Upon vesting of the stock units and achievement of performance requirements, RSU and PBU holders are entitled to receive a dollar amount equal to the per-share cash dividends paid by Dell during the life of the awards, multiplied by the total number of shares issued. Dividend equivalents will be paid in cash upon delivery of the shares underlying the relevant RSU or PBU.

*Compensation Governance Practices*

The Committee seeks to implement and maintain sound compensation governance practices to ensure adherence to Dell's pay-for-performance philosophy while appropriately managing risk and aligning Dell's compensation programs with long-term stockholder interests. The following governance practices were in effect during Fiscal 2013:

- The Committee is composed entirely of directors who satisfy the standards of independence established in Dell's Corporate Governance Principles and NASDAQ listing standards.
- The Committee retains an independent compensation consultant, Meridian Compensation Partners, LLC ("Meridian"), that reports directly to the Committee and performs no other work for Dell.
- Mr. Dell's compensation is reviewed by the Committee in executive session and then, upon the Committee's recommendation, approved by the independent directors of the Board in executive session.
- A substantial amount of NEO pay is subject to specific short-term and long-term performance requirements.
- Dell's incentive programs include limits on maximum payouts to contain the risk of excessive payouts. Fiscal 2013 annual bonus payouts are capped at 281.25% of target amounts and Fiscal 2013 PBU payouts are capped at 200% of target amounts.
- The Committee retains discretion to reduce (but not increase) bonus payouts. This discretion enables it to respond to unforeseen events and adjust bonus payouts downward as appropriate.
- Dell offers only limited perquisites, all of which are for business-related purposes. Dell does not provide tax gross-ups on perquisites other than certain relocation expenses and tax equalization payments for select international arrangements.
- Dell does not offer excessive post-employment benefits such as supplemental executive retirement plans ("SERPs"), pension plans, split-dollar life insurance or other personal benefits.
- NEOs do not have change in control severance protections, except for "double trigger" amendments to equity award agreements adopted in April 2013 providing for accelerated vesting of awards if the NEO's employment with Dell is terminated without cause within two years following a change in control of Dell.
- NEOs do not receive excise tax gross-ups on cash severance or perquisites.

- Dell maintains a compensation recoupment policy applicable to equity and cash-based awards to executive officers in the event of a financial restatement that is more stringent than required by current law.
- Dell maintains stock ownership requirements for both executive officers and directors to link their interests with the interests of other Dell stockholders. Dell also has adopted retention requirements for equity awards that remain in effect until executive officers meet the ownership requirements described below.
- Dell will not reprice underwater stock options without stockholder approval.
- Dell prohibits any employee from trading in derivatives of Dell stock or engaging in short sales of Dell stock.

***Executive Officer Compensation***

*Process for Evaluating Chairman and Chief Executive Officer Compensation*

The Committee discusses and makes all recommendations relating to the compensation of Mr. Dell in executive session without Mr. Dell present. In reviewing Mr. Dell's compensation, the Committee considers the performance of the company and his contribution to that performance. This assessment includes a holistic review of financial metrics such as revenue, operating income, earnings per share, cash flow and stock price performance as well as compensation of peer CEOs and progress against strategic initiatives such as net promoter score ("NPS," explained more fully below), share growth, leadership, brand momentum and health, employee engagement, culture, ethics, compliance, and integrity. Based on this review and input from Meridian, the Committee makes base salary, bonus, and long-term incentive recommendations subject to approval of the independent directors of the Board.

*Process for Evaluating Executive Officer Compensation (other than the CEO)*

*Process* — When making individual compensation decisions for executive officers other than the CEO, the Committee takes many factors into account, including the performance of the company; the performance of an executive officer's business unit (if applicable); the recommendation of the CEO; the individual's performance and experience; the individual's historical compensation; comparisons to other executive officers (both those of Dell and those of the Core Comparator Peer Group, as described below); and any retention concerns.

*Compensation Consultants* — The charter of the Committee authorizes the Committee to engage independent consultants at any time at the expense of the company. The Committee retains Meridian as its independent compensation consultant. Meridian reports directly to the Committee and performs no other work for Dell. The Committee assessed the independence of Meridian and concluded that its work did not raise any conflict of interest with Dell. During Fiscal 2013 , Meridian was engaged to:

- Advise the Committee on CEO and executive officer pay decisions;
- Assist in short-term and long-term incentive plan design;
- Recommend composition of the Full Peer Group and the Core Comparator Peer Group;
- Conduct compensation reviews and make recommendations regarding both Dell's executive and director pay structures;
- Provide periodic updates on current trends, technical and regulatory developments and best practices in compensation design; and
- Perform any other tasks which the Committee may request from time to time.

*Consideration of Say-On-Pay Results* — At Dell's 2012 annual meeting of stockholders, Dell held a non-binding advisory vote, commonly referred to as a "say-on-pay" vote, on the compensation of Dell's NEOs as described in the proxy statement for that meeting. Stockholders approved the compensation of the NEOs, with approximately 98% of stockholder votes cast in favor of Dell's Fiscal 2012 say-on-pay resolution. The Board of Directors and the Committee value the opinions of stockholders and are mindful of the strong support stockholders expressed for Dell's pay-for-performance philosophy. As a result of the overwhelming stockholder support for that philosophy at the 2012 annual meeting of stockholders, the Committee decided to retain Dell's general compensation philosophy and core objectives for Fiscal 2013.

*Pay Mix* — Because executive officers are in a position to directly influence Dell's overall performance, a significant portion of their compensation is delivered in the form of performance-based short-term and long-term incentives. The level of performance-based pay varies for each executive based on level of responsibility, market practices, and internal equity considerations. Dell does not target a fixed mix of pay for individual executive positions, but instead strives to maintain each pay element in its targeted competitive range as described in the "Market Positioning" section below.

*Competitive Market Assessment* — The Committee annually reviews compensation for executive officers at similar technology companies and at other large global general industry companies to determine whether the compensation components for Dell's executive officers remain in the targeted ranges described below under "Market Positioning." Management, with the assistance of Meridian, collects and presents to the Committee compensation data for the executive officers from a list of targeted comparable companies as well as data on executive officer compensation from published compensation surveys. These compensation surveys include data on technology and general industry pay practices for executive positions at companies similar in size and complexity to Dell. The compensation assessment includes an evaluation of base salary, target annual incentive opportunities, and long-term incentive grant values for each of the executive officer positions relative to similar positions in the market.

The Committee uses a peer group (the "Full Peer Group") and a core comparator subset of the Full Peer Group (the "Core Comparator Peer Group," in bold in the table below) as a reference basis for market compensation practices. The Committee uses the Core Comparator Peer Group to evaluate executive officer and director compensation, benefits and perquisites, short-term and long-term incentive design, and share usage/dilution and to benchmark corporate governance compensation practices. The Committee uses the Full Peer Group as a secondary benchmark for the foregoing evaluation factors. The Full Peer Group is composed of companies similar in size, consumer product focus and business results to Dell with which Dell competes for talent. The Committee reviews and approves the Full Peer Group annually using an assessment of sales volumes, market capitalization, number of employees, consumer product focus and business results. Companies in the Core Comparator Peer Group are selected based on an assessment of revenue, industry type and position as a market leader or competitor. At the time of the peer group analysis, the median annual revenue for the Full Peer Group was $58 billion and the median market capitalization was $81.5 billion. The Full Peer Group consists of the following 25 companies:

- **Accenture plc**
- **Amazon.com, Inc.**
- **Apple Inc.**
- AT&T Inc.
- Best Buy Co., Inc.
- The Boeing Company
- **Cisco Systems, Inc.**
- **EMC Corporation**
- General Electric Company
- **Google Inc.**
- **Hewlett-Packard Company**
- The Home Depot, Inc.
- Honeywell International Inc.
- **Intel Corporation**
- **International Business Machines Corporation**
- Johnson & Johnson
- **Microsoft Corporation**
- **Oracle Corporation**
- The Procter & Gamble Company
- Qualcomm Incorporated
- Target Corporation
- Texas Instruments Incorporated
- United Technologies Corporation
- Verizon Communications Inc.
- Xerox Corporation

*Market Positioning* — The Committee does not target individual compensation elements but instead targets total compensation between the 50th and 75th percentiles when performance is strong. The Committee believes this strategy is consistent with the goals listed above and allows added flexibility to employ pay practices that are best aligned to meet business needs. Targeting a range of total compensation also reflects the reality that actual total compensation for each individual executive will vary based on individual skills, experience, contributions, individual performance, and overall responsibility for Dell's performance, as well as corporate performance, internal equity and other factors that the Committee may take into account.

***Individual Compensation Components***

***Base Salary***

*Design* — Dell's philosophy is that base salaries should meet the objectives of attracting and retaining the executive officers needed to manage the business. Base salaries varied based on the Committee's judgment with respect to each executive officer's responsibility, performance, experience, retention concerns, historical compensation and internal equity considerations. For Fiscal 2013 , the NEO base salaries ranged from $725,000 to $950,000. During Fiscal 2013 , the Committee carefully considered the input and recommendations of Mr. Dell as CEO when evaluating factors relative to the other executive officers in order to approve base salary adjustments.

*Results* — Most executive officer base salaries are between the market median and 75th percentile of Dell's Core Comparator Peer Group. In order to better align salaries with market data and to address internal equity considerations, all NEOs, other than Mr. Dell and Mr. Schuckenbrock, received a base salary increase for Fiscal 2013.

The table below summarizes the base salaries and percentage of base salary increase for the NEOs for Fiscal 2012 , 2013 and 2014 . Due to timing of the pay increases and other payroll processes, the actual base salaries paid for a fiscal year can vary from those shown in the table. Information on amounts actually earned by the NEOs for Fiscal 2011, 2012 and 2013 are shown in the Summary Compensation Table below.

| Named Executive | Fiscal 2012 Salary | Percentage Salary Increase | Fiscal 2013 Salary | Percentage Salary Increase | Fiscal 2014 Salary |
|---|---|---|---|---|---|
| Mr. Dell | $950,000 | — % | $950,000 | — % | $950,000 |
| Mr. Gladden | 730,000 | 2.7% | 750,000 | 3.3% | 775,000 |
| Mr. Clarke | 730,000 | 6.2% | 775,000 | 3.2% | 800,000 |
| Mr. Felice | 750,000 | 3.3% | 775,000 | 3.2% | 800,000 |
| Mr. Schuckenbrock | 750,000 | 3.3% | 775,000 | — % | N/A |
| Mr. Swainson | N/A | N/A | 725,000 | 3.4% | 750,000 |

***Annual Incentive Bonus***

*Design* — The annual Executive Incentive Bonus Plan ("EIBP") is designed to align executive officer pay with short-term financial and strategic results that the Committee believes will yield long-term stockholder value. The EIBP rewards the achievement of a positive consolidated net income goal, adjusted for charges related to acquisitions, and such other goals as the Committee determines to be appropriate.

Annual incentives for Fiscal 2013 were established and paid to executive officers under the EIBP. Compensation paid under the EIBP was designed to qualify as tax-deductible under Section 162(m) of the Internal Revenue Code. To qualify such compensation for tax deductibility under Section 162(m), the Board set the maximum payout for Fiscal 2013 for Mr. Dell at 0.20% of consolidated net income, as adjusted for charges related to acquisitions, and the Committee set the maximum payout for Fiscal 2013 for each of the other Named Executive Officer at 0.10% of consolidated net income, as adjusted for charges related to acquisitions.

Within the Section 162(m) cap described above, the Committee establishes a target incentive opportunity for each executive officer expressed as a percentage of base salary. These target award opportunities are established based on the competitive market positioning targets described in the "Market Positioning" section above as well as Dell's philosophy of increasing the proportion of pay at risk for those positions with the greatest impact on company results. Mr. Dell, as the executive officer with the greatest overall responsibility for company performance, was granted a larger incentive opportunity in comparison to his base salary in order to weight his annual cash compensation mix more heavily towards performance-based compensation. For the NEOs other than the CEO, the Committee deemed their potential impact on company results as equally significant. Fiscal 2013 target annual incentives for the NEOs were as follows:

| Named Executive | Target Incentive as % of Base Salary |
|---|---|
| Mr. Dell | 200% |
| Mr. Gladden | 100% |
| Mr. Clarke | 100% |
| Mr. Felice | 100% |
| Mr. Schuckenbrock | 100% |
| Mr. Swainson | 100% |

To arrive at a payout number, the target percentage of salary for each executive officer is multiplied by a formula (illustrated below) based on corporate performance and the achievement of equally weighted individual performance goals. In determining the amount of the actual payout, the Committee may consider the potential payout number produced by the formula and any other factors it deems appropriate.

*Corporate Bonus Formula*


Target Annual Incentive
X
Corporate Performance Modifier (0%-187.5%)
X
Individual Performance Modifier (0%-150%)
=
Annual Incentive Payout (0%-281.25% of Target Annual Incentive)

*Corporate Performance Targets* — For Fiscal 2013 , the corporate performance modifier was 75% dependent on the achievement of two financial performance targets and 25% dependent on the achievement of the corporate scorecard performance objectives described below. The targets for the financial performance metrics and the corporate scorecard objectives are established at the beginning of the fiscal year.

At the end of the fiscal year, the Committee first determines the extent to which corporate performance was achieved, resulting in a calculation of the corporate performance modifier. The corporate performance modifier has a performance range from 0% to 187.5% of the target (the financial metrics have a range from 0% to 200% and the corporate scorecard objectives have a range from 0% to 150%). The Committee then determines the individual performance modifier, which may range from 0% to 150% based on the NEO's individual performance. Application of the two modifiers determines the final bonus payout, resulting in a total maximum opportunity of 281.25% of target.

For Fiscal 2013 , the Committee selected corporate financial performance objectives aimed at driving profitable growth and included net revenue and non-GAAP operating income targets. Net revenue is intended to measure Dell's revenue growth. Non-GAAP operating income is intended to measure profitability of Dell's operations. Non-GAAP operating income is calculated by adjusting Dell's operating income as computed on a GAAP basis to exclude acquisition-related charges, severance and facility actions, and amortization of purchased intangibles incurred in Fiscal 2013 . The weighting of bonus performance goals was designed to provide significant incentive to drive growth once acceptable operating income goals were achieved. These bonus metrics were based on the company's internal and relative performance goals, as follows:

| | Threshold | Target | Maximum |
|---|---|---|---|
| Net revenue | $55.73 billion | $64.73 billion | $70.73 billion |
| Operating income (non-GAAP) | $3.897 billion | $5.097 billion | $6.297 billion |
| Corresponding funding level | 50% | 100% | 200% |

At the beginning of the fiscal year, Mr. Dell and Mr. Gladden, with input from the Committee, established the corporate scorecard containing several key financial and strategic objectives relating to significant transformation initiatives. A description of each initiative, the evaluation criteria and weighting is described in the following table:

| Initiative | Description | Key Evaluation Criteria | Weighting |
|---|---|---|---|
| **Enterprise** | Transforming Enterprise Solutions, including servers, networking and storage products | • Enterprise revenue, margin and operating income<br>• Storage and networking orders<br>• Complexity reduction<br>• Revenue premium | 20% |
| **Go To Market** | Transforming go to market strategies, partnerships and alliances | • Revenue and margin<br>• Sales productivity<br>• Multi-line of business expansion<br>• Enterprise awareness<br>• Brand health index<br>• Emerging markets revenue and margin<br>• Operating expenses % of total revenue | 15% |
| **Services** | Transforming services offerings to meet customers' needs | • Services revenue, margin and operating income<br>• Support and deployment<br>• Infrastructure<br>• Applications<br>• Business process outsourcing<br>• Security<br>• Revenue premium<br>• Services backlog and deferred services revenue | 15% |
| **S&P** | Transforming software and peripherals | • Revenue, margin and operating income<br>• Software orders<br>• Complexity reduction<br>• Displays<br>• Peripherals revenue mix | 10% |
| **Online Business** | Directed at building on Dell's online heritage, strength and global presence to deliver rich customized relationships, solutions and social experiences that distinguish Dell from other companies | • Revenue and margin<br>• Net satisfaction score<br>• Infrastructure and quality | 10% |
| **NPS Score** | A loyalty metric based on how likely customers would recommend Dell to a friend or colleague. Dell classifies customers as promoters, passives or detractors. NPS is calculated by subtracting the percentage of detractors from the percentage of promoters. | • Net Promoter Score | 15% |
| **Tell Dell/Brand** | Based on Dell's people strategy and enhancing the corporate brand | • Tell Dell Results<br>• Brand enhancement | 15% |

At the end of the fiscal year, Mr. Dell and Mr. Gladden, with input from the Committee, rate performance for each objective on a scale of one (worst) to five (best). The objectives are equally weighted and the scores for each objective are averaged and determined as follows:

| Average Score (a) | Corporate Scorecard Pool Funding |
|---|---|
| Less than 2 | — % |
| 2 | 75% |
| 3 | 100% |
| 4 | 125% |
| 5 | 150% |

(a) Average scores between points shown result in interpolation.

*Business Unit Performance* — Prior to Fiscal 2013 , the bonus formula illustrated above included a business unit performance modifier applicable to employees working for a business unit. Effective for Fiscal 2013, the business unit modifier was removed from the bonus formula to simplify the bonus calculation and to better align the formula with external financial reporting results.

*Individual Performance* — The Committee, with input from Mr. Dell, evaluates individual performance for Dell's executive officers using a mix of objective and subjective performance objectives, established at the beginning of the fiscal year. For Fiscal 2013 , the following objectives were included:

- Achieving financial targets for the business
- Cost management
- Strategic and transformational objectives relating to each executive officer's function or business unit, including the degree to which the executive officer is driving change in support of Dell's transformation
- Manager effectiveness, employee satisfaction and diversity
- Ethics and compliance
- Brand health
- Measurement against net promoter score goals

The Committee does not place specific weightings on the objectives noted above but determines the individual performance modifier based on a holistic and subjective assessment of each individual executive officer's performance against these objectives. To the extent an individual meets these objectives, a modifier of 100% is assigned. As performance deviates from this level, payouts vary above or below the 100% modifier subject to the 150% maximum. The Committee believes that the achievement of these performance objectives would correspond to meaningful improvements for the organization and are reasonably difficult to attain.

*Results* — As part of its deliberations related to Dell's proposed merger, the full Board, rather than the Committee, assessed the appropriate corporate bonus modifier based on performance for the year. For Fiscal 2013 , Dell achieved non-GAAP operating income of $3.973 billion, which fell between the threshold and target performance objectives, and achieved net revenue of $56.94 billion, which fell between the threshold and target performance objectives. Non-GAAP operating income is calculated in the manner described above. The results for the Corporate Scorecard fell below target performance objectives established for the year, resulting in a Corporate Scorecard modifier of 80%. Based on this level of corporate financial performance and Corporate Scorecard performance, the corporate bonus modifier would have been set at 63% of target. The Board, however, does not believe setting performance at 63% of target is consistent with performance for Fiscal 2013 given the weak global macro-economic conditions that impacted demand for Dell's products and services. A primary driver of the downward trend of the bonus modifier is the related downturn in the global technology market that was not predicted by Dell at the beginning of the year. Dell's annual plan for Fiscal 2013 assumed industry client growth at approximately 5%. However, industry growth was much softer than expected and many of Dell's peers experienced similar unexpected declines in revenue and operating income. Based on a balanced assessment of Dell's performance for Fiscal 2013 taking into account the weakening global macro-economic environment, the Board exercised its discretion to approve a final bonus modifier at 70% of target.

In evaluating Mr. Dell's bonus payout for Fiscal 2013 , the Committee considered Mr. Dell's leadership and performance for the year as reflected in Dell's financial results and the progress made towards Dell's strategic transformation. Based on these considerations, the Committee recommended and the Board awarded Mr. Dell a 100% individual modifier, which resulted in Mr. Dell receiving a payout under the EIBP of $1,330,000 for Fiscal 2013 . The Committee noted the following individual performance highlights for Mr. Dell:

- Growth performance was mixed with strong results in enterprise solutions and services
- Brand performance exceeded most goals
- Company met or exceeded most cultural objectives including strong performance in execution of the company's people strategy
- Company experienced no significant compliance issues.

Individual modifiers and bonus amounts for the NEOs are described below

| Named Executive | Individual Modifier | Company Modifier | Bonus Payout |
|---|---|---|---|
| Mr. Dell | 100% | 70% | $1,330,000 |
| Mr. Gladden | 100% | 70% | 523,385 |
| Mr. Clarke | 100% | 70% | 538,865 |
| Mr. Felice | 100% | 70% | 540,481 |
| Mr. Schuckenbrock | 100% | 70% | 540,481 |
| Mr. Swainson | 100% | 70% | 507,500 |

***Long-Term Incentives***

*Design* — Long-term incentive opportunities are the most significant component of total executive officer compensation. These incentives are designed to motivate executive officers to make decisions in support of long-term company financial interests while also serving as the primary tool for attraction and retention. Long-term incentive awards are delivered through a variety of stock and cash vehicles, described below, intended to meet these objectives.

- Stock options — align the interests of the executive officers with those of the stockholders by providing a return only if Dell's stock price appreciates.
- Performance-based stock units — designed to reward participants for the achievement of financial objectives over the long term. PBUs are denominated in full shares of Dell's common stock and thus the amount earned is also dependent on Dell's stock price over the performance period.
- Restricted stock units — granted as part of an executive's annual award or as part of an executive's new-hire packages in order to replace the approximate value of unvested long-term incentives forfeited at a previous employer.
- Long-term cash awards — may be granted to deliver a fixed amount of compensation to replace long-term incentives or pension values forgone by executives when officers join Dell. These awards also have been used periodically as an additional retention tool to retain key individuals.

Dell currently maintains the following process relating to the granting of equity awards:

- Options are granted with an exercise price based on the closing price of Dell's common stock on the date of grant as reported on the NASDAQ Stock Market
- All equity grants to executive officers require approval of the Committee
- In general, awards pursuant to Dell's annual long-term incentive grant process are made on predetermined Board meeting dates, and new-hire grants are made on the 15th day of the month following the month an individual commences employment
- Dell does not backdate options or grant options or other equity awards retroactively
- Dell does not purposely schedule option awards or other equity grants prior to the disclosure of favorable information or after the announcement of unfavorable information

*Dividend Equivalents* — In connection with the announcement of Dell's dividend policy in Fiscal 2013 , all outstanding RSU and PBU awards were amended to allow dividend equivalents to be credited to unvested awards granted to employees and directors. Upon payment of a cash dividend on Dell's common stock, RSU and PBU holders are entitled to receive a dollar amount equal to the per-share cash dividend paid by Dell, multiplied by the total number of shares issued upon vesting or achievement of performance objectives of the stock units. Any dividend equivalent credited to an RSU or PBU award is subject to the same vesting, forfeiture, payment and other terms and conditions as the related stock units.

*Fiscal 2013 Long-Term Incentive Awards* — In Fiscal 2013 , the Committee established annual long-term equity incentive opportunities for each eligible executive officer in combinations of RSUs and PBUs based on their estimated value at grant date. Except for Mr. Dell, the Committee established a mix of Fiscal 2013 NEO long-term incentive awards consisting of 50% RSUs and 50% PBUs. This mix was considered appropriate to address the need to reward the NEOs for their performance in Fiscal 2013 , the need to retain them in the future, the need to incentivize financial and stock price performance and the need to enhance the NEOs' alignment with stockholders. The Board established a mix of long-term incentive awards for Mr. Dell of 100% PBUs.

In awarding long-term incentives, the Committee considers level of responsibility, prior experience and achievement of individual performance criteria, competitive market data (especially for Dell's Core Comparator Peer Group), internal equity considerations, retention concerns and the expenses of the grant. In addition, the Committee also considers past grants of long-term incentive awards, as well as current equity holdings. The long-term incentive program is designed to create significant upside potential as well as exposure to downside risk by tying gains in award values to stockholder returns in excess of industry norms, and losses in award values to stockholder returns below industry norms or the failure to obtain other company goals.

Dell uses a three-year average Black-Scholes value to determine the number of stock options an executive officer receives. The stock options vest ratably over three years beginning on the first anniversary of the date of grant. Because the exercise price of the options is equal to the fair market value of Dell's common stock on the date of grant, the stock options will deliver a reward only if the stock price appreciates from the exercise price on the date the stock options were granted.

The size of PBU grants is based on a target dollar value of the award divided by the stock price on the date of grant. For Fiscal 2013 PBU grants, the actual number of shares earned by NEOs will vary from 0% to 200% of the target award based on two performance metrics: (a) 75% of the target number of units will be earned from 0% to 200% based on a three-year cash flow from operations per share metric; and (b) 25% of the target number of units will be earned from 0% to 200% based on a three-year relative total shareholder return ("TSR") ranking, measured based on Dell's achievement relative to peer companies. Units earned pursuant to PBU awards granted in Fiscal 2013 , if any, are subject to additional time-based vesting requirements and will vest on the third anniversary of the date of grant, subject to continued employment through that date.

*Fiscal 2013 Long-Term Incentive Award Results* — PBUs granted in Fiscal 2011 are subject to three discrete one-year performance periods, as well as a three-year TSR modifier that increases or reduces the final number of units. Performance metrics are set at the beginning of each annual performance period, and subsequent performance periods have the same performance metrics. PBUs granted in Fiscal 2012 are subject to a three-year cash flow from operations per share metric. After the three-year cash flow from operations per share modifier is applied to the target award, the award will be increased or reduced by 50% based on achievement against a three-year TSR ranking.

Attainment of Fiscal 2013 performance goals affects one-third of the PBUs granted in Fiscal 2011. The table below provides threshold, target and maximum performance levels and the percentage of targeted PBUs earned at these levels. The percentage of PBUs earned is prorated within the ranges below based on the performance level.

| Performance Goals | Threshold | Target | Maximum |
|---|---|---|---|
| Fiscal 2013 cash flow from operations per share ........ | $2.10 | $2.90 | $3.70 |
| Payout scale (% of target) ........................ | 80% | 100% | 120% |

In Fiscal 2013 , Dell achieved cash flow from operations per share of $1.84 (excluding the effect of share repurchases), which resulted in a performance modifier equal to the minimum payout of 80% of target for awards granted in Fiscal 2011. The total number of units banked from the three one-year performance periods applicable to the PBUs granted in Fiscal 2011 is also subject to a three-year TSR modifier that increases or reduces the final number of units earned by 25%. From Fiscal 2011 through Fiscal 2013 , Dell achieved a three-year relative TSR in the 17 th percentile, resulting in a 75% TSR modifier. Based on the performance of the three discrete one-year performance periods and the three-year relative TSR modifier, the Fiscal 2011 PBU final payout is at 72% of target.

*Fiscal 2014 Long-Term Incentive Awards* — In light of the pendency of Dell's proposed merger, the Board has decided to delay its determinations concerning Fiscal 2014 long-term incentive grants until after closing of that transaction.

*2004 Leadership Edge Cash Retention Awards* — In March 2004, the Committee implemented the Fiscal 2005 Top Talent Retention Plan, which included long-term cash engagement awards. This plan was intended to retain key succession candidates and recognize and reward sustained high levels of performance. Mr. Felice is the only Named Executive Officer who received an award under this plan. Amounts earned under this plan for Fiscal 2011 and 2012 by Mr. Felice are reflected in the Summary Compensation Table below.

*2007 Long-Term Cash Engagement Awards* — In March 2006, the Committee implemented the 2007 Long-Term Cash Engagement Award Program. All executive officers employed at that time other than Mr. Dell were eligible for cash engagement awards under this program. This program, which provided for cash payments over four years, was intended to better balance Dell's existing long-term compensation programs between cash and equity awards, and to enhance the overall retention value of the compensation. Mr. Felice and Mr. Clarke are the only NEOs who received awards under this program. Amounts earned under this plan for Fiscal 2011 by Mr. Felice and Mr. Clarke are reflected in the Summary Compensation Table below.

### *Other Compensation Components*

*New-Hire Packages*

In an effort to build a world-class leadership team, Dell strives to offer competitive new-hire compensation packages. Dell considers the following items in developing and recommending executive officer new-hire compensation packages to the Committee:

- Market benchmarks
- Internal peers' compensation
- Value of annual incentive bonus forgone by new hire in leaving previous employer
- Value of unvested long-term incentives, pensions, SERPs, and other compensation elements forgone by leaving previous employer
- Desire to align interests of new hire with those of Dell's stockholders

Mr. Swainson is the only NEO hired during Fiscal 2013 . Mr. Swainson received a $2,000,000 sign-on bonus, of which 50% was payable on the first payroll date following Mr. Swainson's date of hire and 25% is payable on his first and second anniversaries of his date of hire. Mr. Swainson also received stock options for 1,052,632 shares that vest ratably over five years and 86,456 RSUs that vest ratably over three years. For more information about Mr. Swainson's stock options and RSUs, see the "Grants of Plan Based Awards in Fiscal 2013 " below.

*Mr. Schuckenbrock's Post-Termination Consulting Agreement*

In December 2012, Mr. Schuckenbrock notified Dell that he intended to resign but would assist with the transition of his role following his termination of employment. In connection with Mr. Schuckenbrock's termination of employment on March 31, 2013, Dell and Schuckenbrock Consulting, LLC, a company owned and controlled by Mr. Schuckenbrock (the "Consultant"), entered into a consultancy agreement. Pursuant to the consultancy agreement, the Consultant, through Mr. Schuckenbrock, will provide consulting services to Dell in the area of services and cloud computing through March 31, 2014, unless the agreement is terminated on an earlier date. The Consultant will be paid a lump sum of $500,000 on or before April 30, 2013 and a lump sum of $1,000,000 on April 1, 2014 unless, among other matters, the Consultant terminates the consultancy agreement for any reason, or unless Dell terminates the agreement upon the occurrence of an event constituting "cause" under the agreement, before the applicable payment date. Under the consultancy agreement, cause is defined to include Mr. Schuckenbrock's violation of his non-compete agreement with Dell, including in connection with his acceptance of full-time employment with another entity. If, after April 1, 2013, the Consultant terminates the consultancy agreement or Mr. Schuckenbrock begins full-time employment with another entity that does not violate his non-compete agreement, the consultancy will terminate and Dell will pay the Consultant on April 1, 2014 an amount equal to $19,231 for each week or part of a week that will have elapsed from April 1, 2013 through the earliest of the date on which the termination became effective, the date on which Mr. Schuckenbrock began his employment, or April 1, 2014. In the circumstances referred to in the preceding sentence, the Consultant will not be entitled to any other payments under the consultancy agreement. The Consultant and Mr. Schuckenbrock have agreed with Dell to comply with customary non-compete, non-solicitation, confidentiality and non-disparagement undertakings. Mr. Schuckenbrock will forfeit 60,490 RSUs granted to him during Fiscal 2012 in connection with his relocation from Dell's Round Rock, Texas office to its Plano, Texas office when he became President, Services.

*Benefits and Perquisites*

Dell executive officers are provided limited benefits and perquisites. While not a significant part of Dell's executive officer compensation, the Committee believes that limited benefits and perquisites are a typical component of total remuneration for executives in industries similar to Dell's and that providing such benefits is important to delivering a competitive package to attract and retain executive officers. Specific benefits and perquisites are described below.

- *Deferred Compensation Plan* — Dell maintains a nonqualified deferred compensation plan that is available to all Dell executives. For a description of the terms of this plan, as well as information about the account balances held by each of the NEOs, see "Other Benefit Plans—Deferred Compensation Plan" below.

- *Annual Physical* — Dell pays for a comprehensive annual physical for each executive officer and the executive officer's spouse or domestic partner and reimburses the executive officer's travel and lodging costs, subject to an annual maximum payment of $5,000 per person.

- *Financial Counseling and Tax Preparation Services* — Until the elimination of this perquisite by the Committee following the 2011 calendar year, each executive officer was entitled to reimbursement for financial counseling services up to $12,500 annually (including tax preparation).

- *Technical Support* — Dell provides executive officers with computer technical support (personal and business) and, in some cases, certain home network equipment. The incremental cost of providing these services is limited to the cost of hardware provided and is insignificant.

- *Security* — Dell provides executive officers with security services, including alarm installation and monitoring and, in some cases, certain home security upgrades pursuant to the recommendations of an independent security study. The company provides Mr. Dell only with business-related security protection.

- *Relocation Expenses* — Dell maintains a general relocation policy under which the company provides reimbursement for certain relocation expenses to new employees and to any employee whose job function requires his or her relocation. Dell believes it is important to maintain market competitive relocation benefits to ensure that Dell can fill positions that are critical to Dell's business needs. Executive officers are eligible to participate in the general program but at higher benefit levels consistent with external market practice. The relocation expenses may include moving expenses, temporary housing expenses, transportation expenses, home sale and purchase assistance and tax gross-ups on these payments. In limited instances, special provisions (such as shipment of additional household goods) may be made and approved by the CEO if the excepted payment is under $50,000 per employee, per year, or by the Committee if the excepted payment is $50,000 or more. In lieu of direct reimbursement of expenses, Dell may reimburse relocation expenses through cash sign-on bonuses or through the issuance of long-term incentive awards.

- *Expatriate Benefits* — Dell maintains a general expatriate policy under which employees sent on foreign assignments receive payments to cover housing, automobile, club membership and other expenses, as well as tax equalization payments. Executive officers are eligible to participate in the general program but at higher benefit levels consistent with external market practice. In limited instances, special provisions may be made and approved by the CEO if the excepted payment is under $50,000 per employee, per year, or by the Committee if the excepted payment is $50,000 or more.

- *Spousal Travel Expenses* — Dell pays for reasonable spousal travel expenses if the spousal travel is at the request of Dell to attend Dell sponsored events.

- *Other* — The executive officers participate in Dell's other benefit plans on the same terms as other employees. These plans include medical, dental, and life insurance benefits, and Dell's 401(k) retirement savings plan. See "Other Benefit Plans" below.

***Stock Ownership Guidelines***

The Board has established stock ownership guidelines for directors and Dell's executive officers to link their interests more closely with those of other Dell stockholders. Under these guidelines, non-employee directors must maintain ownership of Dell common stock with an aggregate value equal to at least 300% of their annual retainer, the CEO must maintain ownership of stock with an aggregate value equal to at least 600% of his base salary, and all other executive officers must maintain ownership of stock with an aggregate value equal to at least 400% of their base salary. Unvested restricted stock, unvested RSUs and earned PBUs may be used to satisfy these minimum ownership requirements, but unexercised stock options and awards subject to a performance requirement may not.

Prior to September 2011, each individual had three years to attain the specified minimum ownership position once the individual became subject to the guidelines. The guidelines were amended in September 2011 to allow new executive officers five years to meet the ownership guidelines. This change was implemented to reflect the change in PBU design that can result in zero payout if performance is not achieved. In March 2012, the Committee also adopted a new policy that requires executive officers to retain 50% of their shares acquired through stock option exercises or vesting and settlement of other equity awards, after taking into account the sale or withholding of shares to pay taxes or any stock option exercise price, until such time as the executive officer satisfies the applicable stock ownership guidelines. Dell believes these ownership guidelines are consistent with the prevalent ownership guidelines among peer companies. Compliance with these guidelines is evaluated once each year. As of the most recent evaluation, which was conducted in March 2012, all directors and executive officers met their applicable ownership requirements.

***Employment Agreements; Severance and Change-in-Control Arrangements***

Substantially all Dell employees enter into a standard employment agreement upon commencement of employment. The standard employment agreement primarily addresses intellectual property and confidential and proprietary information matters and does not contain provisions regarding compensation or continued employment.

Executive officers, other than Mr. Dell, receive standard severance agreements approved by the Committee. Under the agreements, if an executive officer's employment is terminated without cause, the executive will receive a severance payment equal to 200% of base salary. The agreements also obligate each executive officer to comply with certain non-competition and non-solicitation obligations for a period of 12 months following termination of employment.

The Committee has authority under the company's stock plans to issue awards with provisions that accelerate vesting and exercisability in the event of a change in control of Dell and to amend existing awards to provide for such acceleration. The Committee had not previously included change-in-control acceleration provisions in any awards. However, on April 17, 2013, in connection with the proposed merger, the committee approved amendments to Dell's equity award agreements for grants of RSUs and PBUs under the company's stock plans which provide for accelerated vesting of existing award grants if the recipient's employment with Dell is terminated without cause within two years following a change in control of Dell. The severance agreements provide important protection to the executive officers, are consistent with the practice of the peer companies and are appropriate for the attraction and retention of executive talent. Additional information about the severance arrangements is set forth below under "Potential Payments Upon Termination or Change in Control."

***Retention Cash Bonus Awards***

On April 17, 2013, the Committee approved a program to provide special retention awards in the form of performance-based cash bonuses to aid in the retention of certain key Dell employees, including members of the executive leadership team, vice presidents and executive directors of Dell who are critical to the company's future success. The key employees include the Named Executive Officers other than Mr. Dell.

Under the terms of the retention awards, award recipients are entitled to receive a retention award in the form of a performance-based cash bonus ranging from 0% to 100% of their respective base salaries based on Dell's fiscal year 2014 free operating cash flow performance. The retention award will be payable in March 2014 if the award recipient has remained continuously employed by the company through the payment date. If Dell terminates the award recipient's employment prior to the March 2014 payout date "without cause," the award recipient is entitled to receive 75% of the maximum retention award value as soon as administratively practicable following termination of employment. In addition, the award recipient is obligated to comply with certain non-competition and non-solicitation obligations until March 31, 2015, and will be required to return the award in the event of non-compliance.

The retention awards provide that if any rights, payments or benefits provided by Dell to an award recipient following a "change in control" of Dell would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, payment of the retention award will be reduced or eliminated to the extent necessary to avoid application of the excise tax so long as the reduction or elimination would result in a larger net after-tax payment to the award recipient in connection with the change in control payments.

### *Indemnification*

Under Dell's Certificate of Incorporation and Bylaws, Dell's officers, including the NEOs, are entitled to indemnification from Dell to the fullest extent permitted by Delaware corporate law. Dell has entered into indemnification agreements with each of the NEOs which establish processes for indemnification claims.

### *Recoupment Policy for Performance-Based Compensation*

If Dell restates its reported financial results, the Board will review the bonus and other cash or equity awards made to the executive officers based on financial results during the period subject to the restatement, and, to the extent practicable under applicable law, Dell will seek to recover or cancel any such awards which were awarded as a result of achieving performance targets that would not have been met under the restated financial results.

### *Other Factors Affecting Compensation*

In establishing total compensation for the executive officers, the Committee considers the effect of Section 162(m) of the Internal Revenue Code, which limits the deductibility of compensation paid to each covered employee. Generally, Section 162(m) of the Internal Revenue Code prevents a company from receiving a federal income tax deduction for compensation paid to the chief executive officer and the next three most highly compensated officers (other than the chief financial officer) in excess of $1 million for any year, unless that compensation is performance-based. One of the requirements of "performance-based" compensation for purposes of Section 162(m) is that the compensation be paid pursuant to a plan that has been approved by the company's stockholders. To the extent practicable, the Committee intends to preserve deductibility, but may choose to provide compensation that is not deductible if necessary to attract, retain and reward high-performing executives.

## Leadership Development and Compensation Committee Report

The Committee has reviewed and discussed the foregoing Compensation Discussion and Analysis with management. Based on that review and those discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in Dell's 2013 proxy statement and in Dell's Annual Report on Form 10-K for the fiscal year ended February 1, 2013 . This report is provided by the following independent directors, who constitute the Committee.

THE LEADERSHIP DEVELOPMENT AND COMPENSATION COMMITTEE

SHANTANU NARAYEN, Chair
WILLIAM H. GRAY, III
GERARD J. KLEISTERLEE

## Leadership Development and Compensation Committee Interlocks and Insider Participation

No member of the Leadership Development and Compensation Committee is or has been an officer or employee of Dell, and no member of the Committee had any relationships requiring disclosure under Item 404 of the SEC's Regulation S-K requiring disclosure of certain relationships and related-person transactions. None of Dell's executive officers served on the board of directors or compensation committee (or other committee serving an equivalent function) of any other entity that has or had one or more executive officers who served as a member of Dell's Board or the Leadership Development and Compensation Committee during Fiscal 2013 .

## Summary Compensation

The following table summarizes the total compensation for Fiscal 2013 , 2012 and 2011 for the following persons: Michael S. Dell (principal executive officer), Brian T. Gladden (principal financial officer), and Jeffrey W. Clarke, Stephen J. Felice, and John A. Swainson (the three other most highly compensated individuals who were serving as executive officers at the end of Fiscal 2013 ), as well as Stephen F. Schuckenbrock, who resigned as President, Services on December 5, 2012. These persons are referred to as the "Named Executive Officers."

**Summary Compensation Table**

| Name and Principal Position | Fiscal Year | Salary | Bonus (a) | Stock Awards (b) | Option Awards (c) | Non-Equity Incentive Plan Compensation (d) | All Other Compensation (e) | Total |
|---|---|---|---|---|---|---|---|---|
| Michael S. Dell | 2013 | $950,000 | — | $11,597,790 | — | $1,330,000 | $ 19,122 | $13,896,912 |
| Chairman and Chief | 2012 | 986,601 | — | 9,435,285 | $2,387,721 | 3,314,770 | 14,121 | 16,138,498 |
| Executive Officer | 2011 | 950,000 | $ 750,000 | — | — | 2,635,000 | 17,460 | 4,352,460 |
| Brian T. Gladden | 2013 | 747,692 | — | 5,850,435 | — | 523,385 | 13,870 | 7,135,382 |
| Senior Vice President and | 2012 | 753,461 | — | 4,459,586 | 1,662,463 | 1,265,815 | 38,298 | 8,179,623 |
| Financial Officer | 2011 | 700,000 | — | 1,582,396 | 1,604,180 | 1,251,600 | 28,920 | 5,167,096 |
| Jeffrey W. Clarke | 2013 | 769,808 | — | 5,824,796 | — | 538,865 | 18,452 | 7,151,921 |
| Vice Chairman and Chief | 2012 | 719,308 | — | 4,440,036 | 1,662,463 | 1,410,465 | 20,586 | 8,252,858 |
| Operating Officer | 2011 | 600,000 | — | 1,555,770 | 1,477,538 | 1,162,200 | 1,004,790 | 5,800,298 |
| Stephen J. Felice | 2013 | 772,115 | — | 5,928,727 | — | 540,481 | 16,459 | 7,257,782 |
| President, Chief Commercial | 2012 | 771,154 | — | 5,451,453 | 1,899,954 | 1,327,927 | 201,149 | 9,651,637 |
| Officer | 2011 | 686,731 | — | 1,898,567 | 1,857,475 | 1,227,875 | 4,448,443 | 10,119,091 |
| Stephen F. Schuckenbrock | 2013 | 772,115 | — | 5,916,713 | — | 540,481 | 34,001 | 7,263,310 |
| Former President, Services | 2012 | 767,308 | — | 6,909,637 | 1,899,954 | 1,204,481 | 1,939,443 | 12,720,823 |
| | 2011 | 675,000 | — | 1,730,129 | 1,646,396 | 1,373,288 | 23,850 | 5,448,663 |
| John A. Swainson | 2013 | 725,000 | 1,000,000 | 1,547,118 | 6,495,582 | 507,500 | 88,423 | 10,363,623 |
| President, Software | 2012 | — | — | — | — | — | — | — |
| | 2011 | — | — | — | — | — | — | — |

(a) Amount for Mr. Dell for Fiscal 2011 represents a discretionary bonus paid to him in recognition of his performance for Fiscal 2011 and for Mr. Swainson for Fiscal 2013 represents a sign-on bonus paid to him upon commencement of his employment.

(b) Amounts for Mr. Dell, Mr. Gladden, Mr. Clarke, Mr. Felice, Mr. Schuckenbrock and Mr. Swainson represent the probable grant date fair values on the date of grant (100% of the target) of awards of performance-based stock units, as well as restricted stock units and expenses related to the modification of prior awards by adding dividend equivalent rights, computed in accordance with FASB ASC Topic 718, as described below.

| | Fiscal Year | PBU - Target | PBU Award Modification Target | PBU - Assuming Maximum Performance | PBU Award Modification Maximum | RSU | RSU Award Modification |
|---|---|---|---|---|---|---|---|
| Mr. Dell | 2013 | $10,863,869 | $ 733,921 | $18,363,875 | $1,230,643 | — | — |
| | 2012 | 9,435,285 | — | 14,152,937 | — | — | — |
| | 2011 | — | — | — | — | — | — |
| Mr. Gladden | 2013 | 3,015,681 | 258,050 | 5,038,685 | 485,074 | $2,500,009 | $ 76,695 |
| | 2012 | 4,459,586 | — | 6,755,643 | — | — | — |
| | 2011 | 1,582,396 | — | 1,842,360 | — | — | — |
| Mr. Clarke | 2013 | 2,992,022 | 256,070 | 5,003,342 | 482,983 | 2,500,009 | 76,695 |
| | 2012 | 4,440,036 | — | 6,725,955 | — | — | — |
| | 2011 | 1,555,770 | — | 1,893,525 | — | — | — |
| Mr. Felice | 2013 | 3,063,017 | 289,006 | 5,109,407 | 529,749 | 2,500,009 | 76,695 |
| | 2012 | 5,451,453 | — | 8,248,787 | — | — | — |
| | 2011 | 1,898,567 | — | 2,265,908 | — | — | — |
| Mr. Schuckenbrock | 2013 | 3,023,556 | 285,706 | 5,050,449 | 526,265 | 2,500,009 | 107,442 |
| | 2012 | 5,409,622 | — | 8,180,817 | — | 1,500,015 | — |
| | 2011 | 1,730,129 | — | 2,103,025 | — | — | — |
| Mr. Swainson | 2013 | — | — | — | — | 1,500,012 | 47,106 |

(c) Represents the aggregate grant date fair value of grants awarded in Fiscal 2013, 2012 and 2011, computed in accordance with FASB ASC Topic 718.

(d) Represents amounts earned pursuant to the Executive Annual Incentive Bonus Plan for each Named Executive Officer.

(e) Includes the cost of providing various perquisites and personal benefits, as well the value of Dell's contributions to the company-sponsored 401(k) plan and deferred compensation plan, and the amount Dell paid for term life insurance coverage under health and welfare plans. See "Compensation Discussion and Analysis — Other Compensation Components—Benefits and Perquisites" for additional information.

The following table provides detail for the aggregate "All Other Compensation" for each of the Named Executive Officers.

| | Fiscal Year | Retirement Plans Matching Contributions | Benefit Plans | Financial Counseling | Annual Physical | Security | Technical Support | Relocation Expenses | Long-Term Cash Award | Expatriate Expenses | Spousal Travel |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Mr. Dell | 2013 | $12,500 | $1,622 | — | $5,000 | — | — | — | — | — | — |
| | 2012 | 12,250 | 1,871 | — | — | — | — | — | — | — | — |
| | 2011 | 12,250 | 1,123 | — | 4,087 | — | — | — | — | — | — |
| Mr. Gladden | 2013 | 12,577 | 1,252 | — | — | — | $ 41 | — | — | — | — |
| | 2012 | 12,365 | 1,216 | $12,500 | 4,057 | $ 7,537 | 623 | — | — | — | — |
| | 2011 | 12,250 | 1,170 | 12,500 | 3,000 | — | — | — | — | — | — |
| Mr. Clarke | 2013 | 12,673 | 1,286 | — | 4,411 | — | 82 | — | — | — | — |
| | 2012 | 12,750 | 1,146 | — | 6,326 | 364 | — | — | — | — | — |
| | 2011 | — | 990 | — | 3,800 | — | — | — | $1,000,000 | — | — |
| Mr. Felice | 2013 | 12,558 | 3,711 | — | — | — | 190 | — | — | — | — |
| | 2012 | 12,365 | 1,622 | — | 5,854 | 20,110 | 289 | — | 140,828 | $ 19,913 | $ 168 |
| | 2011 | 12,515 | 1,757 | 12,500 | 5,867 | — | — | — | 1,940,828 | 2,473,570 | 1,406 |
| Mr. Schuckenbrock | 2013 | 12,497 | 1,985 | — | 1,845 | 17,252 | 422 | — | — | — | — |
| | 2012 | 12,538 | 1,900 | 7,500 | 5,000 | 154 | 623 | $1,911,728 | — | — | — |
| | 2011 | 12,250 | 1,171 | 7,500 | 2,842 | 87 | — | — | — | — | — |
| Mr. Swainson | 2013 | 14,173 | 3,081 | — | — | 21,384 | — | 49,785 | — | — | — |
| | 2012 | — | — | — | — | — | — | — | — | — | — |
| | 2011 | — | — | — | — | — | — | — | — | — | — |

The amounts shown for Financial Counseling represent reimbursement for financial counseling, including tax preparation.

The amounts shown for Security costs represent the amount of company-paid expenses relating to residential security for the Named Executive Officers under a Board-authorized security program.

The Relocation Expenses amount for Mr. Schuckenbrock includes the amount paid by Dell to relocate him from Dell's Round Rock, Texas office to its Plano, Texas office when he became President, Services. This includes a cash payment of $1,500,000 to compensate him for the loss on the sale of his house in the Austin, Texas area.

The amounts shown for Long-Term Cash Award for Mr. Clarke and Mr. Felice for Fiscal 2011 represent amounts paid (a) pursuant to the vesting of a previously granted award under the 2007 Long-Term Cash Engagement Award (for Mr. Clarke — $ 1,000,000 and for Mr. Felice — $1,800,000 ) and (b) pursuant to the vesting of a previously granted award under the 2004 Leadership Edge Cash Retention Awards (for Mr. Felice — $140,828 for Fiscal 2012 and 2011) See "Compensation Discussion and Analysis — Individual Compensation Components — Long-Term Incentives — 2004 Leadership Edge Cash Retention Awards" and "— 2007 Long-Term Cash Engagement Awards."

The amounts shown under Expatriate Expenses represent amounts paid to cover tax equalizations and living expenses while Mr. Felice was on expatriate assignments. Mr. Felice's assignment to Singapore ended in Fiscal 2011. His return to the United States resulted in a tax amount of approximately $3,265,845 paid in Fiscal 2011. This tax amount, paid pursuant to the company's tax equalization policy, related primarily to Singapore foreign exit taxes. The benefit of any foreign tax credits associated with this tax amount accrues to the company. In Fiscal 2012, $420,990 was returned to the company and in Fiscal 2013, $515,079 was returned to the company.

The amount shown for Spousal Travel is the cost to Dell for the executive's spouse to travel, at Dell's request, to attend Dell-sponsored events.

## Grants of Plan-Based Awards in Fiscal 2013

The following table sets forth certain information about plan-based awards that were made to or modified for the Named Executive Officers during Fiscal 2013 . For more information about the plans under which these awards were granted, see "Compensation Discussion and Analysis" above.

**Grants of Plan-Based Awards in Fiscal 2013 Table**

| | | Estimated Future Payouts Under Non-equity Incentive Plan Awards (a) | | | Estimated Future Payouts Under Equity Incentive Plan Awards (b) | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Name | Grant Date | Threshold | Target | Maximum | Threshold | Target | Maximum | All Other Stock Awards: Number of Shares of Stock or Units | All Other Option Awards: Number of Securities Underlying Options | Exercise or Base Price of Option Awards | Grant Date Fair Value of Stock and Option Awards (c) |
| Mr. Dell | 3/2/12 | $950,000 | $1,900,000 | $5,788,000 | — | — | — | — | — | — | — |
| | 3/2/12 | — | — | — | 288,019 (d) | 576,037 (d) | 1,152,074 (d) | — | — | — | $10,863,869 |
| | 6/11/12 | — | — | — | 288,019 (e) | 1,058,974 (e) | 2,238,682 (e) | — | — | — | 733,921 (e) |
| Mr. Gladden | 3/1/12 | — | — | — | — | — | — | 143,844 (f) | — | — | 2,500,009 |
| | 3/2/12 | 375,000 | 750,000 | 2,894,000 | — | — | — | — | — | — | — |
| | 3/2/12 | — | — | — | 72,006 (d) | 144,010 (d) | 288,020 (d) | — | — | — | 2,715,985 |
| | 3/2/12 | — | — | — | — | 16,898 (g) | 38,021 (g) | — | — | — | 299,696 |
| | 6/11/12 | — | — | — | 72,006 (e) | 483,417 (e) | 1,075,953 (e) | — | — | — | 258,050 (e) |
| | 6/11/12 | — | — | — | — | — | — | 143,844 (e) | — | — | 76,695 (e) |
| Mr. Clarke | 3/1/12 | — | — | — | — | — | — | 143,844 (f) | — | — | 2,500,009 |
| | 3/2/12 | 387,500 | 775,000 | 2,894,000 | — | — | — | — | — | — | — |
| | 3/2/12 | — | — | — | 72,006 (d) | 144,010 (d) | 288,020 (d) | — | — | — | 2,715,985 |
| | 3/2/12 | — | — | — | — | 15,564 (g) | 35,019 (g) | — | — | — | 276,037 |
| | 6/11/12 | — | — | — | 72,006 (e) | 473,141 (e) | 1,062,275 (e) | — | — | — | 256,070 (e) |
| | 6/11/12 | — | — | — | — | — | — | 143,844 (e) | — | — | 76,695 (e) |
| | | | | | | | | | — | | |
| Mr. Felice | 3/1/12 | — | — | — | — | — | — | 143,844 (f) | — | — | 2,500,009 |
| | 3/2/12 | 387,500 | 775,000 | 2,894,000 | — | — | — | — | — | — | — |
| | 3/2/12 | — | — | — | 72,006 (d) | 144,010 (d) | 288,020 (d) | — | — | — | 2,715,985 |
| | 3/2/12 | — | — | — | — | 19,567 (g) | 44,026 (g) | — | — | — | 347,032 |
| | 6/11/12 | — | — | — | 72,006 (e) | 552,259 (e) | 1,211,968 (e) | — | — | — | 289,006 (e) |
| | 6/11/12 | — | — | — | — | — | — | 143,844 (e) | — | — | 76,695 (e) |
| Mr. Schuckenbrock | 3/1/12 | — | — | — | — | — | — | 143,844 (f) | — | — | 2,500,009 |
| | 3/2/12 | 387,500 | 775,000 | 2,894,000 | — | — | — | — | — | — | — |
| | 3/2/12 | — | — | — | 72,006 (d) | 144,010 (d) | 288,020 (d) | — | — | — | 2,715,985 |
| | 3/2/12 | — | — | — | — | 17,342 (g) | 39,020 (g) | — | — | — | 307,571 |
| | 6/11/12 | — | — | — | 72,006 (e) | 535,134 (e) | 1,189,171 (e) | — | — | — | 285,706 (e) |
| | 6/11/12 | — | — | — | — | — | — | 234,589 (e) | — | — | 107,442 (e) |
| Mr. Swainson | 3/2/12 | 362,500 | 725,000 | 2,894,000 | — | — | — | — | — | — | — |
| | 3/15/12 | — | — | — | — | — | — | 86,456 (f) | — | — | 1,500,012 |
| | 3/15/12 | — | — | — | — | — | — | — | 1,052,632 (h) | $17.35 (h) | 6,495,582 |
| | 6/11/12 | — | — | — | — | — | — | 86,456 (e) | — | — | 47,106 (e) |

(a) All Named Executive Officers participated in the Executive Incentive Bonus Plan ("EIBP"). Under that plan, the threshold to fund a bonus pool is positive consolidated net income, adjusted for charges related to acquisitions. The maximum payout is established at 0.20% and 0.10% of consolidated net income, adjusted for charges related to acquisitions, for Mr. Dell and for all other Named Executive Officers, respectively. Within that plan the Leadership Development and Compensation Committee established, based on performance metrics, a threshold (50% of target), target and maximum (281.25% of target) for each officer to determine actual payouts. For Fiscal 2013, the maximum under the EIBP was lower than the maximum established for the officers by the Committee. Based on the Board's evaluation of the performance metrics, the company modifier was set at 70% for Fiscal 2013. For actual award amounts, see "Summary Compensation Table — Non-Equity Incentive Plan Compensation." For more information on the Executive Incentive Bonus Plan and the evaluation of the performance metrics, see "Compensation Discussion and Analysis — Individual Compensation Components — Annual Incentive Bonus."

(b) For a discussion of the assumptions and methodologies used to calculate the value of the awards shown in this column, see footnote (b) to the "Summary Compensation Table."

(c) Represents the fair value of equity awards on grant date or modification date computed in accordance with FASB ASC Topic 718. For a discussion of the assumptions and methodologies used to calculate the value of the awards shown in this column, see footnote (b) to the "Summary Compensation Table."

(d) Under the terms of this agreement, the actual number of units earned will vary from 0% to 200% of the target award based on two performance metrics: (1) 75% of the target number of units will be adjusted from 0% to 200% based on a three-year cash flow from operations per share metric; and (2) 25% of the target number of units will be adjusted 0% to 200% based on a three-year relative total shareholder return ("TSR") ranking, measured based on Dell's achievement relative to peer companies. Units earned pursuant to PBU awards granted in Fiscal 2013 will vest on March 2, 2015.

(e) This amount represents the number of units modified and the incremental fair value, computed in accordance with FASB ASC Topic 718, of the modification on June 11, 2012, of outstanding PBUs and RSUs to provide for dividend equivalents as discussed under "Compensation Discussion and Analysis — Long Term Incentives — Dividend Equivalents."

(f) Represents restricted stock units that are scheduled to vest and become exercisable ratably over three years beginning on the first anniversary of the date of grant. All unvested restricted stock units will be forfeited upon termination of employment.

(g) Represents the portion of performance-based stock units, above the threshold, awarded on March 26, 2010, that did not meet grant date definition pursuant to FASB ASC Topic 718 until the annual performance metrics were approved in Fiscal 2013 by the Leadership Development and Compensation Committee on March 3, 2012. Under the terms of this award, one-third of the units awarded on March 26, 2010 were subject to Fiscal 2013 performance metrics. The units earned vested on March 26, 2013. Of the share amounts above, the number of units earned will vary from 0% to 225% of target based on an annual cash flow from operations per share metric and a three-year relative TSR metric. Each earned unit represents the right to receive one share of Dell common stock on the date it vests.

(h) Represents stock options that are scheduled to vest and become exercisable ratably over five years beginning on the first anniversary of the date of grant. All unvested options expire upon the termination of employment for any reason other than death or permanent disability. All unvested options vest immediately upon death or permanent disability, and all options expire one year later. If employment is terminated for conduct detrimental to the company, all options (whether or not vested) expire immediately. If employment is terminated as a result of normal retirement, vested options expire on the third anniversary of the retirement date. If employment is terminated for any other reason, all vested options expire 90 days after such termination. In any event, the options expire ten years from the date of grant unless exercised or otherwise expired as described above. All options are transferable to family members under specified circumstances. The exercise price is equal to the closing price of Dell common stock on the date of grant as reported on the NASDAQ Stock Market.

## Outstanding Equity Awards at Fiscal Year-End 2013

The following table sets forth certain information about outstanding option and stock awards held by the Named Executive Officers as of the end of Fiscal 2013 .

| | Option Awards | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options | | | | | | Equity Incentive Plan Awards | |
| Name | Exercisable | Unexercisable | Option Exercise Price | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested | Market Value of Shares or Units of Stock That Have Not Vested (a) | Number of Unearned Shares, Units or Other Rights That Have Not Vested | Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (a) |
| Mr. Dell . . . . . . . . . . . . . | 400,000 | — | $26.19 | 3/6/2013 | — | — | — | — |
| | 400,000 | — | 34.24 | 9/4/2013 | — | — | — | — |
| | 400,000 | — | 32.99 | 3/4/2014 | — | — | — | — |
| | 150,997 | 301,902 (b) | 15.73 | 3/3/2021 | — | — | — | — |
| | — | — | — | — | — | — | 1,058,974 (c) | $14,433,816 (c) |
| Mr. Gladden . . . . . . . . . . | 922,000 | — | 20.57 | 5/20/2018 | — | — | — | — |
| | 265,010 | — | 8.39 | 3/5/2019 | — | — | — | — |
| | 211,263 | 105,615 (d) | 14.99 | 3/26/2020 | — | — | — | — |
| | 107,847 | 215,629 (e) | 15.44 | 3/2/2021 | — | — | — | — |
| | — | — | — | — | 235,106 (f) | $3,204,495 (f) | 392,155 (g) | 5,345,073 (g) |
| Mr. Clarke . . . . . . . . . . . . | 270,000 | — | 26.19 | 3/6/2013 | — | — | — | — |
| | 150,000 | — | 34.24 | 9/4/2013 | — | — | — | — |
| | 150,000 | — | 32.99 | 3/4/2014 | — | — | — | — |
| | 150,000 | — | 35.35 | 9/2/2014 | — | — | — | — |
| | 200,000 | — | 40.17 | 3/3/2015 | — | — | — | — |
| | 245,000 | — | 28.95 | 3/9/2016 | — | — | — | — |
| | 312,303 | — | 22.28 | 3/8/2017 | — | — | — | — |
| | 309,453 | — | 19.67 | 3/4/2018 | — | — | — | — |
| | 595,948 | — | 8.39 | 3/5/2019 | — | — | — | — |
| | 194,585 | 97,277 (d) | 14.99 | 3/26/2020 | — | — | — | — |
| | 107,847 | 215,629 (e) | 15.44 | 3/2/2021 | — | — | — | — |
| | — | — | — | — | 227,900 (h) | 3,106,277 (h) | 389,085 (i) | 5,303,229 (i) |
| Mr. Felice . . . . . . . . . . . . | 24,360 | — | 26.19 | 3/6/2013 | — | — | — | — |
| | 72,280 | — | 34.24 | 9/4/2013 | — | — | — | — |
| | 32,515 | — | 32.99 | 3/4/2014 | — | — | — | — |
| | 29,705 | — | 35.35 | 9/2/2014 | — | — | — | — |
| | 56,635 | — | 40.17 | 3/3/2015 | — | — | — | — |
| | 75,000 | — | 40.63 | 8/1/2015 | — | — | — | — |
| | 280,000 | — | 28.95 | 3/9/2016 | — | — | — | — |
| | 234,228 | — | 22.28 | 3/8/2017 | — | — | — | — |
| | 265,245 | — | 19.67 | 3/4/2018 | — | — | — | — |
| | 244,621 | 122,291 (d) | 14.99 | 3/26/2020 | — | — | — | — |
| | 123,254 | 246,432 (j) | 15.44 | 3/2/2021 | — | — | — | — |
| | — | — | — | — | 249,517 (k) | 3,400,917 (k) | 446,586 (l) | 6,086,967 (l) |
| Mr. Schuckenbrock . . . . . | 550,000 | — | 26.29 | 1/8/2017 | — | — | — | — |
| | 243,129 | — | 28.42 | 9/6/2017 | — | — | — | — |
| | 380,187 | — | 19.67 | 3/4/2018 | — | — | — | — |
| | 108,395 | 108,394 (m) | 14.99 | 3/26/2020 | — | — | — | — |
| | — | 246,432 (n) | 15.44 | 3/2/2021 | — | — | — | — |
| | — | — | — | — | 297,997 (o) | 4,061,699 (o) | 441,471 (p) | 6,017,250 (p) |
| Mr. Swainson . . . . . . . . . | — | 1,052,632 (q) | 17.35 | 3/15/2022 | — | — | — | — |
| | — | — | — | — | 86,456 (r) | 1,178,395 (r) | — | — |

(a) Value based on the closing price of Dell common stock on February 1, 2013 ( $13.63 ) as reported on the NASDAQ Stock Market.

(b) Non-qualified stock options, of which 150,951 vested on March 3, 2013. The remaining 150,951 options will vest on March 3, 2014.

(c) The unearned portion (based on target performance) of performance-based restricted stock units granted on March 8, 2011 and March 2, 2012. The grants are scheduled to vest as follows: 482,937 units will vest on March 8, 2014 and 576,037 units will vest on March 2, 2015.

(d) Non-qualified stock options that vested on March 26, 2013.

(e) Non-qualified stock options, of which 107,815 options vested on March 2, 2013. The remaining 107,814 options will vest on March 2, 2014.

(f) Represents, as of fiscal year-end, restricted stock units and earned performance-based units no longer subject to performance metrics, of which 47,958 units vested on March 1, 2013, and 91,262 units vested on March 26, 2013. The remaining 95,886 units will vest as follows: 47,943 units on March 1 of 2014 and 2015.

(g) Represents, as of fiscal year-end, the unearned portion (based on target performance) of performance-based restricted stock units granted on March 26, 2010, March 8, 2011, and March 2, 2012. Based on Fiscal 2013 performance, no additional shares were earned and 38,872 shares were canceled. The March 8, 2011 grant will vest on March 8, 2014 and the March 2, 2012 grant will vest on March 2, 2015. Both grants remain subject to future performance metrics.

(h) Represents, as of fiscal year-end, restricted stock units and earned performance-based units no longer subject to performance metrics, of which 47,958 units vested on March 1, 2013, and 84,056 units vested on March 26, 2013. The remaining 95,886 units will vest as follows: 47,943 units on March 1 of 2014 and 2015.

(i) Represents, as of fiscal year-end, the unearned portion (based on target performance) of performance-based restricted stock units granted on March 26, 2010, March 8, 2011, and March 2, 2012. Based on Fiscal 2013 performance, no additional shares were earned and 35,802 shares were canceled. The March 8, 2011 grant will vest on March 8, 2014 and the March 2, 2012 grant will vest on March 2, 2015. Both grants remain subject to future performance metrics.

(j) Non-qualified stock options, of which 123,216 options vested on March 2, 2013. The remaining 123,216 options will vest on March 2, 2014.

(k) Represents, as of fiscal year-end, restricted stock units and earned performance-based units no longer subject to performance metrics, of which 47,958 units vested on March 1, 2013, and 105,673 units vested on March 26, 2013. The remaining 95,886 units will vest as follows: 47,943 units on March 1 of 2014 and 2015.

(l) Represents, as of fiscal year-end, the unearned portion (based on target performance) of performance-based restricted stock units granted on March 26, 2010, March 8, 2011, and March 2, 2012. Based on Fiscal 2013 performance, no additional shares were earned and 45,009 shares were canceled. The March 8, 2011 grant will vest on March 8, 2014 and the March 2, 2012 grant will vest on March 2, 2015. Both grants remain subject to future performance metrics.

(m) Non-qualified stock options that vested on March 26, 2013. Because Mr. Schuckenbrock resigned from Dell effective March 31, 2013, this grant will expire on June 30, 2013.

(n) Non-qualified stock options, of which 123,216 options vested on March 2, 2013. The remaining 123,216 options were scheduled to vest on March 2, 2014. Because Mr. Schuckenbrock resigned from Dell effective March 31, 2013, this grant will expire on June 30, 2013.

(o) Represents, as of fiscal year-end, restricted stock units and earned performance-based units no longer subject to performance metrics, of which 47,958 units vested on March 1, 2013, and 93,663 units vested on March 26, 2013. The remaining 156,376 units were scheduled to vest as follows: 47,943 units on March 1 of 2014 and 2015, and 30,245 units on July 13 of 2013 and 2014. Because Mr. Schuckenbrock resigned from Dell effective March 31, 2013, the unvested units were forfeited.

(p) Represents, as of fiscal year-end, the unearned portion (based on target performance) of performance-based restricted stock units granted on March 26, 2010, March 8, 2011, and March 2, 2012. Based on Fiscal 2013 performance, no additional shares were earned and 39,894 shares were canceled. The March 8, 2011 grant was scheduled to vest on March 8, 2014, and the March 2, 2012, grant was scheduled vest on March 2, 2015. Both grants remained subject to future performance metrics. Because Mr. Schuckenbrock resigned from Dell effective March 31, 2013, the unvested units were forfeited.

(q) Non-qualified stock options, of which 210,526 shares vested on March 15, 2013. The remaining 842,106 options will vest as follows: 210,526 options on March 15 of 2014 through 2016 and 210,528 options on March 2017.

(r) Represents restricted stock units of which 28,825 units vested on March 15, 2013, and the remaining 57,631 units will vest as follows: 28,816 on March 15, 2014, and 28,815 on March 15, 2015.

## Option Exercises and Stock Vested During Fiscal 2013

The following table sets forth certain information about option exercises and vesting of restricted stock during Fiscal 2013 for the Named Executive Officers who exercised options or had restricted stock or restricted stock units vest during Fiscal 2013 .

**Option Exercises and Stock Vested During Fiscal 2013 Table**

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| **Name** | **Number of Shares Acquired on Exercise** | **Value Realized upon Exercise** | **Number of Shares Acquired on Vesting** | **Value Realized on Vesting (a)** |
| Mr. Gladden | 43,750 | $ 394,901 | 358,761 | $6,185,040 |
| Mr. Clarke | — | — | 358,761 | 6,185,040 |
| Mr. Felice | 640,644 | 5,720,665 | 388,642 | 6,700,567 |
| Mr. Schuckenbrock | 627,630 | 3,976,425 | 389,016 | 6,554,604 |

(a) Computed using the average of the high and low sales price of the common stock on the vesting date based on NASDAQ Stock Market reporting.

### Other Benefit Plans

#### *401(k) Retirement Plan*

Dell maintains a 401(k) retirement savings plan that is available to substantially all U.S. employees. Dell matches 100% of each participant's voluntary contributions up to 5% of the participant's compensation, and a participant vests immediately in the matching contributions. Participants may invest their contributions and the matching contributions in a variety of investment choices, including a Dell common stock fund, but are not required to invest any of their contributions or matching contributions in Dell common stock.

#### *Deferred Compensation Plan*

Dell also maintains a nonqualified deferred compensation plan that is available to executives. Under the terms of this plan, Dell matches 100% of each participant's voluntary deferrals up to 3% of the participant's compensation that exceeds the qualified plan compensation limit. A participant may defer up to 50% of the participant's base salary and up to 100% of the participant's annual incentive bonus. Matching contributions vest ratably over the first five years of employment (20% per year) and thereafter matching contributions vest immediately. A participant's funds are distributed upon the participant's death or retirement (at age 65 or older) or, under certain circumstances and at the request of the participant, during the participant's employment, and can be taken in a lump sum or installments (monthly, quarterly, or annually) over a period of up to ten years. Vested funds may be withdrawn, with potential penalties, at the participant's request upon proof of financial hardship. The investment choices for the deferred compensation plan contributions generally are the same as those available in the broader 401(k) retirement savings plan except that there is no Dell common stock fund in this plan. Upon a corporate merger, consolidation, liquidation, or other type of reorganization that would constitute a change of control of Dell under the plan, the plan will be terminated and all benefits will be paid.

The following table describes the contributions, earnings, and balance at the end of Fiscal 2013 for each Named Executive Officer who participates in the deferred compensation plan.

**Nonqualified Deferred Compensation at Fiscal Year-End 2013 Table**

| Name | Executive Contributions in Last Fiscal Year | Registrant Contributions in Last Fiscal Year | Aggregate Earnings in Last Fiscal Year a | Aggregate Withdrawals/ Distributions | Aggregate Balance at Last Fiscal Year-end |
|---|---|---|---|---|---|
| Mr. Dell . . . . . . . . . . . . . . . . | — | — | $ 971,212 | — | $6,819,318 |
| Mr. Clarke . . . . . . . . . . . . . . . | — | — | $1,054,166 | — | $9,561,667 |

(a) Not reported as compensation to the Named Executive Officers for tax purposes.

### Potential Payments Upon Termination or Change in Control

All equity awards contain provisions that accelerate the vesting of the awards upon the death or permanent disability of the holder. These provisions are generally applicable to all Dell employees, including executive officers. As described above under "Compensation Discussion and Analysis — Employments Agreements; Severance and Change-in-Control Arrangements," on April 17, 2013, the Committee approved amendments to Dell's equity award agreements for grants of RSUs and PBUs (other than RUSs and PBUs held by Mr. Dell and the Board) under the company's stock plans which provide for accelerated vesting if the recipient's employment is terminated without cause within two years following a change in control of Dell. In addition, as described above under "Compensation Discussion and Analysis — Employment Agreements; Severance and Change-in-Control Arrangements," Dell has severance agreements with each of the Named Executive Officers other than Mr. Dell. As described above under "Compensation Discussion and Analysis — Retention Cash Bonus Awards," the Named Executive Officers other than Mr. Dell are entitled to receive cash bonus awards in specified circumstances, including upon a qualifying termination.

The following table sets forth, for each of the Named Executive Officers, (1) potential severance payments assuming a February 1, 2013 termination of employment and assuming that the Retention Cash Bonus Awards had been awarded and were in effect prior to such date, (2) the aggregate value of the equity and cash awards that were subject to vesting acceleration at the end of Fiscal 2013 , assuming that death or permanent disability occurred on February 1, 2013 , and (3) the aggregate value of RSU and PBU awards that would accelerate assuming a February 1, 2013 change in control of Dell and qualifying termination and assuming that the equity award agreement amendments described above were in effect prior to such date. Severance payments are generally made in lump sums.

| Named Executive Officer | Severance Payment (a) | Acceleration Benefit Upon Death or Permanent Disability (b) | Acceleration of RSUs and PBUs Upon Change in Control and Termination (c) |
|---|---|---|---|
| Mr. Dell | — | $14,433,816 | — |
| Mr. Gladden | $2,062,500 | 8,549,568 | $ 8,549,568 |
| Mr. Clarke | 2,131,250 | 8,409,506 | 8,409,506 |
| Mr. Felice | 2,131,250 | 9,487,884 | 9,487,884 |
| Mr. Schuckenbrock (d) | 1,550,000 | 10,078,949 | 10,078,949 |
| Mr. Swainson | 1,993,750 | 1,178,395 | 1,178,395 |

(a) Severance payments under the executive officer severance agreements and the retention cash bonus award program are only payable if the executive's employment is terminated "without cause." In general, an executive is deemed to be terminated without cause under these arrangements unless the executive is terminated for violating confidentiality obligations, violating certain laws, committing a felony or making a plea of guilty or nolo contendere with respect to a felony, engaging in acts of gross negligence or insubordination, refusing to implement directives issued by the executive's manager, breaching a fiduciary duty to Dell, violating Dell's Code of Conduct, unsatisfactory job performance, chronic absenteeism, or misconduct.
Under the executive officer severance agreements, executive officers are obligated to comply with certain non-competition and non-solicitation obligations for a period of 12 months following termination of employment as a condition of receiving severance payments. Under the retention cash bonus award program, executive officers are obligated to comply with certain non-competition and non-solicitation obligations until March 15, 2015, and will be required to return the cash bonus award in the event of non-compliance with these obligations.

(b) Represents the sum of (1) the in-the-money value of unvested stock options that are subject to vesting acceleration in the event of death or permanent disability, (2) the value of unvested restricted stock, restricted stock units, and performance-based restricted stock units that are subject to vesting acceleration in the event of death or permanent disability, and (3) the value of unvested long-term cash awards. All values, computed as of the end of Fiscal 2013 , are based on the closing price of Dell common stock as reported on the NASDAQ Stock Market on the last day of Fiscal 2013 ( $13.63 ).

(c) Represents the value of unvested restricted stock units and performance-based restricted stock units that are subject to vesting acceleration if the executive's employment is terminated "without cause" within two years following a change in control of Dell. In general, an executive is deemed to be terminated without cause under the amended award agreements in the same circumstances described in note (a) above. All values, computed as of the end of Fiscal 2013, are based on the closing price of Dell common stock as reported on the NASDAQ Stock Market on the last day of Fiscal 2013 ($13.63).

(d) Mr. Schuckenbrock resigned as President, Services in December 2012 and his employment with the Dell ended on March 31, 2013. Mr. Schuckenbrock and Schuckenbrock Consulting, LLC, a company owned and controlled by Mr. Schuckenbrock, entered into a consultancy agreement with Dell on February 22, 2013. For a description of the terms of the agreement and the amounts payable thereunder by Dell, see "Compensation Discussion and Analysis — Other Compensation Components—Mr. Schuckenbrock's Post-Termination Consulting Agreement."

**Director Compensation**

Mr. Dell, as the only member of the Board who is also a Dell employee, does not receive any compensation for service on the Board. This section describes the Fiscal 2013 compensation of Dell's non-employee directors.

*Annual Retainer Fee* — Each non-employee director receives an annual retainer fee, which for Fiscal 2013 was $75,000. The chair of the Audit Committee receives an additional annual retainer fee of $25,000; the chair of each of the other standing Board committees receives an additional annual retainer fee of $15,000; and the Lead Director receives an additional annual retainer fee of $25,000. Each director may elect to receive the retainer in cash, or in the form of non-qualified stock options or restricted stock units in lieu of cash. Directors also may defer all or a portion of the retainer into a deferred compensation plan. Any such deferred amounts are payable in a lump sum or in installments beginning upon termination of service as a director. The number of options or restricted stock units received in lieu of the annual retainer fee (or the method of computing the number) and the terms and conditions of those awards are determined from time to time by the Leadership Development and Compensation Committee. The annual retainers are payable at the first Board meeting after the annual meeting of stockholders for all members elected by the stockholders. For new members appointed by the Board, the retainer is prorated based on the remaining number of Board meetings during the "Service Year" (a period beginning at the immediately preceding annual meeting of stockholders and ending at the next annual meeting of stockholders) and is payable at the first Board meeting attended by the new director.

*Option and Restricted Stock Unit Awards* — Each non-employee directors is also eligible for annual stock option and restricted stock unit awards. The number of options and restricted stock units awarded, as well as the other terms and conditions of the awards (such as vesting and exercisability schedules and expiration provisions), are generally within the discretion of the Leadership Development and Compensation Committee, except that (1) no non-employee director may receive awards (not including awards in lieu of the annual cash retainer) covering more than 50,000 shares of common stock in any Service Year (other than the Service Year in which the director joins the Board, when the limit is two times the normal annual limit), (2) the exercise price of any option may not be less than the fair market value of the common stock on the date of grant, and (3) no option may become exercisable, and no restricted stock unit may become transferable, earlier than six months from the date of grant.

Option and restricted stock unit awards are granted at the first Board meeting after the annual meeting of stockholders for all members elected by the stockholders. New members appointed by the Board receive a director grant that is equal to the director annual option and restricted stock unit awards prorated based on the remaining number of Board meetings during the year (ending at the next annual meeting of stockholders).

*Computer Hardware and Technical Support* — Dell provides directors personal computers and equipment for their use in connection with their Board service and for personal use. Dell also provides from time to time personal technical support to directors.

*Other Benefits* — Dell reimburses directors for reasonable expenses associated with attending Board and committee meetings and when requested by the company and reasonable expenses for their spouses to attend a Dell sponsored event, and provides them with liability insurance coverage for their activities as directors.

*Indemnification* — Under Dell's Certificate of Incorporation and Bylaws, the directors are entitled to indemnification from Dell to the fullest extent permitted by Delaware corporate law. Dell has entered into indemnification agreements with each of the non-employee directors which establish processes for indemnification claims.

*Director Compensation for Fiscal 2013*

The following table sets forth the compensation paid to the non-employee directors for Fiscal 2013 . Thomas W. Luce, III retired from the Board at the time of the 2012 annual meeting of stockholders.

| Name | Fees Earned or Paid in Cash | Stock Awards (a) | All Other Compensation (b) | Total |
|---|---|---|---|---|
| Mr. Breyer | $ 90,000 (c) | $210,007 | $ 2,416 | $302,423 |
| Mr. Carty | 75,000 | 210,007 | 2,549 | 287,556 |
| Ms. Clark | 75,000 | 210,007 | 2,416 | 287,423 |
| Ms. Conigliaro | 75,000 | 210,007 | 1,896 | 286,903 |
| Mr. Duberstein | 75,000 | 210,007 | 2,416 | 287,423 |
| Mr. Gray | 90,000 | 210,007 | 4,543 | 304,550 |
| Mr. Kleisterlee | 75,000 (c) | 210,007 | 18,858 | 303,865 |
| Mr. Luce | — | — | 1,416 | 1,416 |
| Mr. Luft | 75,000 | 210,007 | 2,574 | 287,581 |
| Mr. Mandl | 125,000 | 210,007 | 2,416 | 337,423 |
| Mr. Narayen | 90,000 | 210,007 | 2,416 | 302,423 |
| Mr. Perot | 75,000 (c) | 210,007 | 2,416 | 287,423 |

(a) Represents, for each director, other than Mr. Luce, the total grant date fair value, computed in accordance with FASB ASC Topic 718, of a grant of 17,046 restricted stock units. The grant date fair value of $210,007 was based on the closing price of the common stock as reported on the NASDAQ Stock Market on the date of grant ($12.32). The awards were granted on July 13, 2012, which was the date of the first Board meeting following the 2012 annual meeting of stockholders.

The awards vest on July 1, 2013, so long as the director remains a member of the Board. If the director ceases to be a member of the Board (other than by reason of mandatory retirement, death or permanent disability), any units scheduled to vest within 30 days of such termination will accelerate and vest upon such termination. Any remaining unvested units will expire immediately. All unvested restricted stock units vest immediately upon mandatory retirement, death or permanent disability. At the election of the director, the director may elect to defer the settlement of the grant until a later date. Mr. Carty, Mr. Duberstein and Mr. Gray elected to defer settlement of their Fiscal 2013 grants, which will pay out ratably over five years beginning on the date each director ceases his service on the Board.

The following table sets forth the number of shares of unvested restricted stock or restricted stock units and the number of shares underlying stock options held by each of the non-employee directors as of the end of Fiscal 2013.

| Name | Restricted Stock/Restricted Stock Units | Stock Options |
|---|---|---|
| Mr. Breyer | 22,596 | — |
| Mr. Carty | 22,596 | 498,047 |
| Ms. Clark | 17,046 | — |
| Ms. Conigliaro | 17,046 | — |
| Mr. Duberstein | 17,046 | — |
| Mr. Gray | 22,596 | 40,403 |
| Mr. Kleisterlee | 19,924 | — |
| Mr. Luce | — | 28,798 |
| Mr. Luft | 22,596 | 42,802 |
| Mr. Mandl | 22,596 | 48,302 |
| Mr. Narayen | 22,596 | — |
| Mr. Perot | 22,596 | 31,341 |

The information for Mr. Carty includes 455,245 stock options he was awarded in his capacity as Vice Chairman and Chief Financial Officer in Fiscal 2007 and 2009.

(b) Represents imputed income amounts attributable to certain benefits or perquisites to the directors, as described below.

The expense to Dell for providing a Dell XPS 13 computer ($1,416) to each of Mr. Breyer, Mr. Carty, Ms. Clark, Ms. Conigliaro, Mr. Duberstein, Mr. Gray, Mr. Kleisterlee, Mr. Luce, Mr. Mandl, Mr. Narayen and Mr. Perot and the expense to Dell for providing a Dell XPS 13 computer ($2,574) to Mr. Luft in Germany. Also represents the expense to Dell for providing a Dell Latitude 10 tablet ($1,000) to each of Mr. Breyer, Mr. Carty, Ms. Clark, Mr. Duberstein, Mr. Gray, Mr. Kleisterlee, Mr. Mandl, Mr. Narayen and Mr. Perot.

The expense to Dell for providing a personal technical support to Mr. Carty ($133).

The expense to Dell of travel expenditures for Ms. Conigliaro's spouse ($480), Mr. Gray's spouse ($2,127), and Mr. Kleisterlee's spouse ($16,442) to attend a Dell sponsored meeting.

(c) Each of Mr. Breyer, Mr. Kleisterlee and Mr. Perot elected to receive his annual retainer ( $90,000 for Mr. Breyer and $ 75,000 for Mr. Kleisterlee and Mr. Perot), payable on July 13, 2012, in the form of restricted stock units. The restricted stock units were fully vested at the date of the grant. The number of shares was calculated based on the fair market value of the common stock on the date of grant ($12.32), as measured by the closing price of the common stock as reported on the NASDAQ Stock Market.

The following table sets forth the number of restricted stock units, as well as the grant date fair value of individual awards, of the Fiscal 2013 grants. The grant date fair values of these awards are not included in the Stock Awards column of the above table because the forgone cash amounts are included in the Fees Earned or Paid in Cash column.

| Name | Restricted Stock Units in Lieu of Annual Retainer | Grant Date Fair Value |
|---|---|---|
| Mr. Breyer | 7,306 | $90,010 |
| Mr. Kleisterlee | 6,088 | 75,004 |
| Mr. Perot | 6,088 | 75,004 |

## ITEM 12 — SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

### Security Ownership

The following table sets forth certain information, as of May 22, 2013 (except as indicated below), about the beneficial ownership of Dell common stock by (a) each current director, (b) each Named Executive Officer, (c) all current directors and executive officers as a group, and (d) each person known to Dell to be the beneficial owner of more than 5% of the outstanding shares of common stock. The following information has been presented in accordance with SEC rules and is not necessarily indicative of beneficial ownership for any other purpose. Unless otherwise indicated, each person named below holds sole investment and voting power over the shares shown.

| Name and Address of Beneficial Owner | Number of Shares Owned | Shares Which May be Acquired Within 60 Days | Amount and Nature of Beneficial Ownership | Percent of Class (if 1% or more) (a) |
|---|---|---|---|---|
| Michael S. Dell (b)<br>One Dell Way<br>Round Rock, Texas 78682 | 243,382,868 | 1,101,948 | 244,484,816 | 13.91% |
| Southeastern Asset Management, Inc. (c)<br>6410 Poplar Avenue, Suite 900<br>Memphis, Tennessee 38119 | 146,149,658 | — | 146,149,658 | 8.2% |
| Carl C. Icahn and affiliates (d)<br>767 Fifth Avenue, 47th Floor<br>New York, New York 10153 | 80,468,322 | — | 80,468,322 | 4.52% |
| James W. Breyer | 184,834 | 17,046 | 201,880 | * |
| Donald J. Carty | 694,458 | 498,047 | 1,192,505 | * |
| Janet F. Clark | 11,716 | 17,046 | 28,762 | * |
| Laura Conigliaro | 11,716 | 17,046 | 28,762 | * |
| Kenneth M. Duberstein | 12,716 | — | 12,716 | * |
| William H. Gray, III | 40,365 | 40,403 | 80,768 | * |
| Gerard J. Kleisterlee | 20,589 | 17,046 | 37,635 | * |
| Klaus S. Luft | 77,321 | 59,848 | 137,169 | * |
| Alex J. Mandl (e) | 67,779 | 65,348 | 133,127 | * |
| Shantanu Narayen | 53,196 | 17,046 | 70,242 | * |
| H. Ross Perot, Jr. | 59,284 | 33,330 | 92,614 | * |
| Brian T. Gladden | 210,067 | 1,719,450 | 1,929,517 | * |
| Jeffrey W. Clarke | 489,235 | 2,620,228 | 3,109,463 | * |
| Stephen J. Felice | 149,035 | 1,658,990 | 1,808,025 | * |
| Stephen F. Schuckenbrock | — | 1,513,321 | 1,513,321 | * |
| John C. Swainson | 120,995 | 210,527 | 331,522 | * |
| Directors and executive officers as a group (22 persons) | 245,840,655 | 12,058,685 | 257,899,340 | 14.59% |

(a) Other than the beneficial ownership percentage reported for Southeastern Asset Management, Inc. and Carl C. Icahn and affiliates, the percentages are based on the number of shares outstanding (1,755,951,717) at the close of business on May 22, 2013. The beneficial ownership percentages reported for Southeastern Asset Management, Inc. and Carl C. Icahn and affiliates are based on information provided in a Schedule 13D/A filed with the SEC on May 9, 2013, with respect to Southeastern Asset Management, Inc., and on information provided in a Schedule 13D filed with the SEC on May 9, 2013, with respect to Carl C. Icahn and affiliates.

(b) Does not include 26,984,832 shares held in a separate property trust for Mr. Dell's spouse and 2,964,869 shares held in a trust for the benefit of the children of Mr. Dell and his wife, and as to which Mr. Dell disclaims beneficial ownership.

(c) According to the Schedule 13D/A referenced in note (a), Southeastern Asset Management, Inc. has, as of May 9, 2013, sole voting power with respect to 73,291,220 shares of common stock, shared voting power with respect to 55,878,000 shares of common stock, no voting power with respect to 16,980,438 shares of common stock, sole dispositive power with respect to 90,271,658 shares of common stock, and shared dispositive power with respect to 55,878,000 shares of common stock. Mr. O. Mason Hawkins is Chairman of the Board and Chief Executive Officer of Southeastern. As a result of his official positions and ownership of voting securities of Southeastern, Mr. Hawkins has power to exercise voting control and/or dispositive power over the reported shares of common stock. Mr. Hawkins disclaims beneficial interest in any of the reported shares of common stock. Southeastern reports that it has formed a "group" with Carl C. Icahn and his related affiliates within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 226,617,980 shares of common stock; however it expressly disclaims beneficial ownership of the 80,468,322 shares of common stock beneficially owned by Mr. Icahn and his related affiliates.

(d) According to the Schedule 13D referenced in note (a), Carl C. Icahn and affiliates may be deemed to be the beneficial owner of 80,468,322 shares of common stock, as of May 9, 2013, consisting of (i) 16,093,664 shares of common stock over which High River Limited Partnership ("High River") has sole voting power and sole dispositive power (and which Hopper Investments LLC ("Hopper"), Barberry Corp. ("Barberry") and Mr. Icahn each have shared voting power and shared dispositive power with regard to); (ii) 25,337,284 shares of common stock over which Icahn Partners Master Fund LP ("Icahn Master") has sole voting power and sole dispositive power (and which Icahn Offshore LP ("Icahn Offshore"), Icahn Capital LP ("Icahn Capital"), IPH GP LLC ("IPH"), Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton") and Mr. Icahn each have shared voting power and shared dispositive power with regard to); (iii) 10,125,017 shares of common stock over which Icahn Partners Master Fund II LP ("Icahn Master II") has sole voting power and sole dispositive power (and which Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn each have shared voting and shared dispositive power with regard to); (iv) 4,457,207 shares of common stock over which Icahn Partners Master Fund III LP ("Icahn Master III") has sole voting power and sole dispositive power (and which Icahn Offshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn each have shared voting and shared dispositive power with regard to); and (v) 24,455,150 shares of common stock over which Icahn Partners LP ("Icahn Partners") has sole voting power and sole dispositive power (and which Icahn Onshore LP ("Icahn Onshore"), Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckton and Mr. Icahn each have shared voting and shared dispositive power with regard to). The principal business address of each of (x) High River, Hopper, Barberry, Icahn Offshore, Icahn Partners, Icahn Master, Icahn Master II, Icahn Master III, Icahn Onshore, Icahn Capital, IPH, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue—Suite 1210, White Plains, NY 10601, and (y) Mr. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, NY 10153. Mr. Icahn and affiliates report that they have formed a "group" with Southeastern Asset Management, Inc. within the meaning of Section 13(d)(3) of the Exchange Act and may be deemed to beneficially own 226,617,980 shares of common stock; however they expressly disclaim beneficial ownership of the 146,149,658 shares of common stock beneficially owned by Southeastern and its related affiliates.

(e) Includes 4,351 shares held by Mr. Mandl's spouse and 1,300 shares held in an IRA for Mr. Mandl's spouse.

**Equity Compensation Plan Information**

*Equity Compensation Plans Approved by Stockholders*

Stockholders have approved the 1994 Incentive Plan, the 2002 Long-Term Incentive Plan, amendments to the 2002 Long-Term Incentive Plan (the "Amended and Restated 2002 Long-Term Incentive Plan") and the 2012 Long-Term Incentive Plan. Although options remain outstanding under the 1994 Incentive Plan and the

Amended and Restated 2002 Long-Term Incentive Plan, no shares are available under these plans for future awards. Dell currently uses the 2012 Long-Term Incentive Plan for stock-based incentive awards that may be granted in the form of stock options, stock appreciation rights, stock bonuses, restricted stock, restricted stock units, performance units, or performance shares.

*Equity Compensation Plans Not Approved by Stockholders*

In October 1998, the Board approved the Broad Based Stock Option Plan, which permitted awards of fair market value stock options to non-executive employees. Although options remain outstanding under this plan, the plan was terminated by the Board in November 2002, and options are no longer being awarded under the plan.

The following table presents information about Dell's equity compensation plans at the end of Fiscal 2013 .

| Plan Category | Number of securities to be issued upon exercise of outstanding options, warrants and rights | Weighted-average exercise price of outstanding options, warrants and rights | Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column) |
|---|---|---|---|
| Equity compensation plans approved by stockholders | 138,997,342 | $25.79 | 98,210,039 (a) |
| Equity compensation plans not approved by stockholders | 20,312,681(b) | 6.81 | — (c) |
| **Total** | 159,310,023 | $22.51 | 98,210,039 |

(a) Represents shares that were available for issuance under the 2012 Long-Term Incentive Plan.

(b) Represents the number of shares that were issuable pursuant to options granted under the Broad Based Stock Option Plan that were outstanding as of the end of Fiscal 2013 (700) and pursuant to options (20,311,981) granted under the following stock plans of acquired companies assumed by Dell and converted into options to purchase Dell common stock: Force10 Networks, Inc. 2007 Plan; Quest Software, Inc. 1999 Stock Incentive Plan; Quest Software, Inc. 2001 Stock Incentive Plan; v-Kernel Corporation 2007 Equity Incentive Plan; and Quest Software, Inc. 2008 Stock Incentive Plan.

(c) The Broad Based Stock Option Plan was terminated in November 2002, and, consequently, no shares are available for future awards under that plan. No shares remain available for future awards under the assumed plans referred to in note (b).

## ITEM 13 — CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

### Director Independence

The Board believes that the interests of the stockholders are best served by having a substantial number of objective, independent representatives on the Board. For this purpose, a director will be considered to be "independent" only if the Board affirmatively determines that the director does not have any direct or indirect material relationship with Dell that may impair, or appear to impair, the director's ability to make independent judgments. Under the Marketplace Rules of the NASDAQ Stock Market, at least a majority of Dell's directors must qualify as "independent" within the meaning of the Marketplace Rules. Under Dell's Corporate Governance Principles, Dell requires at least 60% of the directors to meet Dell's standards for director independence.

The Board's determination that a director is independent is made on the basis of the standards set forth in Dell's Corporate Governance Principles, which incorporate the director independence standards of the NASDAQ Marketplace Rules. Dell's Corporate Governance Principles identify certain relationships which will not, in and of themselves, preclude a determination that a director qualifies as independent. The Board may conclude, upon consideration of the relevant facts and circumstances, that a director is independent even if an applicable threshold specified in such relationships is exceeded in a particular case.

The following summarizes the Board's determinations with respect to each director's independence, including any transactions, relationships or arrangements not discussed below under "Additional Information — Certain Relationships and Related Transactions" considered by the Board in its independence determinations.

**DIRECTOR INDEPENDENCE**

| Director | Status |
|---|---|
| Mr. Breyer | Independent (a) |
| Mr. Carty | Independent (b) |
| Ms. Clark | Independent (c) |
| Ms. Conigliaro | Independent |
| Mr. Dell | Not independent (d) |
| Mr. Duberstein | Independent |
| Mr. Gray | Independent |
| Mr. Kleisterlee | Independent |
| Mr. Luft | Independent |
| Mr. Mandl | Independent |
| Mr. Narayen | Independent (e) |
| Mr. Perot | Independent (f) |

(a) Mr. Breyer serves as a partner of Accel Partners. Dell has made investments as a limited partner in the Accel Internet Fund III L.P. (in October 1999) and the Accel Internet Fund IV L.P. (in May 2001). Additionally, Michael Dell, through his investment company MSD Capital, made an investment as a limited partner in the Accel Internet Fund III L.P. in October 1999. In determining that this relationship does not preclude treatment of Mr. Breyer as an independent director, the Board considered, among various factors, that the investments were made long before Mr. Breyer's appointment to the Board in April 2009.

(b) Until June 2008, Mr. Carty served as Dell's Vice Chairman and Chief Financial Officer. Because he left that position more than three years ago, he is currently considered independent by the Board.

(c) Ms. Clark is the Executive Vice President and Chief Financial Officer for Marathon Oil Company. During Fiscal 2013 , Dell was a supplier of services and products to Marathon Oil. In determining that this relationship did not preclude treatment of Ms. Clark as an independent director, the Board considered that the transactions were conducted in the ordinary course of business on customary commercial terms and represented less than 1% of Dell's Fiscal 2013 revenue.

(d) Mr. Dell serves as Dell's Chairman of the Board and Chief Executive Officer.

(e) Mr. Narayen is President and Chief Executive Officer of Adobe Systems Incorporated. During Fiscal 2013 , Dell was a supplier of services and products to Adobe Systems and purchased software services and products from Adobe Systems. In determining that this relationship did not preclude treatment of Mr. Narayen as an independent director, the Board considered that the transactions were conducted in the ordinary course of business on customary commercial terms and represented less than 1% of Dell's revenues and less than 3% of Adobe System's revenue in each company's most recent fiscal year.

(f) Mr. Perot is chairman of Hillwood Development Company. Dell was a supplier of products and services to Hillwood Development during Fiscal 2013 . In determining that this relationship did not preclude treatment of Mr. Perot as an independent director, the Board considered that the transactions were conducted on customary commercial terms and represented less than 1% of Dell's Fiscal 2013 revenues.

The Board will continue to monitor the standards for director independence established under applicable law and the NASDAQ Marketplace Rules to ensure that Dell's Corporate Governance Principles remain consistent with those standards.

## Certain Relationships and Related Transactions

*Transactions with Michael S. Dell and Related Persons*

Mr. Dell, the company's Chairman and Chief Executive Officer, owns his own private aircraft (through wholly-owned entities). In the past, the company had reimbursed these entities for the covered variable costs, plus a pro rata portion of the management fee attributable to Mr. Dell's business travel on such aircraft. During Fiscal 2013, the company contracted with an independent aircraft leasing agency to provide private air travel to Mr. Dell. This agency in turn leases the same aircraft described above from Mr. Dell's wholly-owned entities. During Fiscal 2013, Dell paid approximately $2,000,000 for Mr. Dell's travel through these arrangements.

Entities wholly owned by Mr. Dell and/or Mr. Dell's spouse purchase services or products from the company on standard commercial terms available to comparable unrelated customers. These entities paid the company approximately $1,350,000 for services and products in Fiscal 2013.

Mr. Dell reimburses the company for costs related to his or his family's personal security protection. Reimbursements for this purpose in Fiscal 2013 totaled approximately $2,970,000.

Mr. Dell also holds a controlling interest in a landscaping services company (the "Landscape Company"). During Fiscal 2013, the company's third-party facilities maintenance vendor subcontracted its landscaping obligations to the Landscape Company. The Landscape Company was paid approximately $76,000 during Fiscal 2013 for landscaping services to the company. Future annual payments are expected to be a minimum of $455,580.

*Transactions with H. Ross Perot, Jr. and Related Persons*

Mr. Perot, who was appointed to the Dell Board on December 3, 2009, served as the Chairman of the Board of Perot Systems Corporation ("Perot Systems") at the time of Dell's acquisition of Perot Systems on November 3, 2009. Upon completion of the acquisition, Perot Systems became a wholly-owned subsidiary of Dell Inc.

In connection with the execution of the merger agreement for the transaction, Perot Systems Family Corporation, a Texas corporation, H. Ross Perot, Sr. (Mr. Perot's father) and Mr. Perot and Perot Systems entered into a license agreement, dated September 20, 2009, pursuant to which the foregoing persons granted Perot Systems and its affiliates an exclusive, royalty-free license to use "Perot Systems" and "Perot" in connection with Perot Systems' current businesses, products, services and charitable activities, and its future operations and activities resulting from the expansion of, and the integration with, Dell's services and businesses. The term of the license agreement became effective immediately upon execution and will continue until the earlier of (1) the date that is five years from November 3, 2009, or (2) the date of any termination of the license agreement for cause.

Also on September 20, 2009, in connection with the execution of the merger agreement, H. Ross Perot, Sr, and Mr. Perot signed noncompetition agreements with Dell and Perot Systems, as amended by a waiver letter entered into on December 2, 2009, that limit their ability to compete with Perot Systems or to solicit its employees or customers for a period ending December 31, 2014.

Dell, through its wholly-owned subsidiary Perot Systems, currently provides information technology and certain other services to Hillwood Enterprises L.P. ("Hillwood"), which is controlled and partially owned by Mr. Perot, under an agreement which Perot Systems entered into in January 2007 and which will expire in January 2019. Dell, through its wholly-owned subsidiary Perot Systems, currently also provides information technology and certain other services to Perot Services Company L.L.C., which is controlled and partially owned by H. Ross Perot, Sr., under an agreement which Perot Systems entered into in January 2009 and which will expire in February 2015. During Fiscal 2013, these accounts were combined and Perot Systems recorded revenue of $2,383,647 in connection with its performance under the accounts. Future annual payments to Perot Systems under this arrangement are estimated to be approximately $1,940,000 annually, but may vary due to fluctuations in the level of services required by Hillwood and Perot Services Company L.L.C.

In 2002, Perot Systems entered into a sublease agreement with Perot Services Company, LLC for approximately 23,000 square feet of office space at its Plano, Texas facility. At the expiration of the original lease, a new sublease agreement was signed effective October 1, 2007 for a term expiring on September 30, 2015. The sublease was subsequently amended effective March 1, 2009, and January 1, 2010. The current sublease is for 24,970 square feet of office space and 754 square feet of storage space at monthly rents of $40,576 and $346, respectively. Total rental payments of $450,140 were paid to Perot Systems during Fiscal 2013. Total annual rental payments under the current lease are estimated to be approximately $491,067.

*Review, Approval or Ratification of Transactions with Related Persons*

The Governance and Nominating Committee of the Board, pursuant to its written charter, is charged with the responsibility for reviewing, approving, disapproving or ratifying any transactions required to be disclosed as transactions with related persons under Item 404(a) of the SEC's Regulation S-K. The Governance and Nominating Committee has not adopted any specific policies or procedures for conducting such reviews, or standards to be applied in the reviews, and considers each transaction in light of the specific facts and circumstances presented. The Governance and Nominating Committee reviewed and approved or ratified each of the Fiscal 2013 transactions described above.

## ITEM 14 — PRINCIPAL ACCOUNTING FEES AND SERVICES

The following table presents fees for professional audit services rendered by PricewaterhouseCoopers LLP for the audit of Dell's consolidated financial statements for Fiscal 2013 and Fiscal 2012. In addition to retaining PricewaterhouseCoopers LLP to conduct an integrated audit of the financial statements and internal control over financial reporting, Dell engages the firm from time to time to perform other services. The following table sets forth all fees incurred in connection with professional services rendered to Dell by PricewaterhouseCoopers LLP during each of the last two fiscal years.

**Auditor Fees (in millions)**

| Fee Type | Fiscal 2013 | Fiscal 2012 |
|---|---|---|
| Audit Fees (a) | $17.4 | $16.8 |
| Audit-Related Fees (b) | 0.5 | 0.6 |
| Tax Fees (c) | 0.7 | 0.6 |
| All Other Fees (d) | 0.1 | 0.1 |
| Total | $18.7 | $18.1 |

(a) This category includes fees incurred for professional services rendered in connection with the audit of the annual financial statements, for the audit of internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, for the review of the quarterly financial statements, and for the statutory audits of international subsidiaries.

(b) This category includes fees incurred for professional services rendered in connection with assurance and other activities not explicitly related to the audit of Dell's financial statements, including the audits of Dell's employee benefit plans and registration statement for debt issuances, contract compliance reviews, and accounting research.

(c) This category includes fees incurred for domestic and international income tax compliance and tax audit assistance, and corporate-wide tax planning services.

(d) This category include fees incurred while performing advisory or benchmarking functions.

The Audit Committee has determined that the provision of the non-audit services described in notes (c) and (d) above was compatible with maintaining the independence of PricewaterhouseCoopers LLP.

All Fiscal 2013 and Fiscal 2012 services were pre-approved by the Audit Committee. The Audit Committee has adopted a policy requiring pre-approval by the committee of all services (audit and non-audit) to be provided by

Dell's independent auditor. In accordance with that policy, the Audit Committee has given its approval for the provision of audit services by PricewaterhouseCoopers LLP for Fiscal 2014 and has also given its approval for up to one year in advance for the provision by PricewaterhouseCoopers LLP of particular categories or types of audit-related, tax and other permitted non-audit services. In cases where the Audit Committee's pre-approval of such services is not covered by one of those approvals, the chair of the Audit Committee or a designated member of the Audit Committee has the delegated authority to pre-approve the provision of services, which pre-approvals are then communicated to the full Audit Committee.

## ITEM 15 — EXHIBITS, FINANCIAL STATEMENT SCHEDULES

A list of the exhibits filed or furnished with this report (or incorporated by reference to exhibits previously filed or furnished) is provided in the Exhibit index on page 44 of this report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused Amendment No. 1 to this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DELL INC.

By: /s/ BRIAN T. GLADDEN

Brian T. Gladden

*Senior Vice President and Chief Financial Officer*

*(Duly authorized officer)*

Date: June 3, 2013

## Exhibits

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 2.1 | — | Agreement and Plan of Merger, dated as of February 5, 2013, by and among Dell Inc. ("Dell"), Denali Holding Inc., Denali Intermediate Inc. and Denali Acquiror Inc. (incorporated by reference to Exhibit 2.1 of Dell's Current Report on Form 8-K filed February 6, 2013, as amended by Current Report on Form 8-K/A filed on February 15, 2013, Commission File No. 0-17017) |
| 3.1 | — | Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Quarterly Report on Form 10-Q of Dell Inc. for the fiscal quarter ended April 29, 2011, Commission File No. 0-17017) |
| 3.2 | — | Restated Bylaws, as amended and effective as of August 16, 2010 (incorporated by reference to Exhibit 3.2 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2010, Commission File No. 0-17017) |
| 4.1 | — | Indenture, dated as of April 27, 1998, between Dell Computer Corporation and Chase Bank of Texas, National Association (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed April 28, 1998, Commission File No. 0-17017) |
| 4.2 | — | Officers' Certificate pursuant to Section 301 of the Indenture establishing the terms of Dell's 7.10% Senior Debentures Due 2028 (incorporated by reference to Exhibit 99.4 of Dell's Current Report on Form 8-K filed April 28, 1998, Commission File No. 0-17017) |
| 4.3 | — | Form of Dell's 7.10% Senior Debentures Due 2028 (incorporated by reference to Exhibit 99.6 of Dell's Current Report on Form 8-K filed April 28, 1998, Commission File No. 0-17017) |
| 4.4 | — | Indenture, dated as of April 17, 2008, between Dell and The Bank of New York Mellon Trust Company, N.A. (formerly The Bank of New York Trust Company, N.A.), as trustee (including the form of notes) (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed April 17, 2008, Commission File No. 0-17017) |
| 4.5 | — | Indenture, dated as of April 6, 2009, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed April 6, 2009, Commission File No. 0-17017) |
| 4.6 | — | First Supplemental Indenture, dated April 6, 2009, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed April 6, 2009, Commission File No. 0-17017) |
| 4.7 | — | Form of 5.625% Notes due 2014 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed April 6, 2009, Commission File No. 0-17017) |
| 4.8 | — | Second Supplemental Indenture, dated June 15, 2009, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed June 15, 2009, Commission File No. 0-17017) |
| 4.9 | — | Form of 3.375% Notes due 2012 (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed June 15, 2009, Commission File No. 0-17017) |
| 4.10 | — | Form of 5.875% Notes due 2019 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed June 15, 2009, Commission File No. 0-17017) |
| 4.11 | — | Third Supplemental Indenture, dated September 10, 2010, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 4.12 | — | Form of 1.40% Notes due 2013 (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |
| 4.13 | — | Form of 2.30% Notes due 2015 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |
| 4.14 | — | Form of 5.40% Notes due 2040 (incorporated by reference to Exhibit 4.4 of Dell's Current Report on Form 8-K filed September 10, 2010, Commission File No. 0-17017) |
| 4.15 | — | Fourth Supplemental Indenture, dated March 31, 2011, between Dell and The Bank of New York Mellon Trust Company, N.A., as trustee (incorporated by reference to Exhibit 4.1 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.16 | — | Form of Floating Rate Notes due 2014 (incorporated by reference to Exhibit 4.2 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.17 | — | Form of 2.100% Notes due 2014 (incorporated by reference to Exhibit 4.3 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.18 | — | Form of 3.100% Notes due 2016 (incorporated by reference to Exhibit 4.4 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 4.19 | — | Form of 4.625% Notes due 2021 (incorporated by reference to Exhibit 4.5 of Dell's Current Report on Form 8-K filed March 31, 2011, Commission File No. 0-17017) |
| 10.1* | — | Amended and Restated Dell Computer Corporation 1994 Incentive Plan (incorporated by reference to Exhibit 99 of Dell's Registration Statement on Form S-8 filed October 31, 2000, Registration No. 333-49014) |
| 10.2* | — | Amended and Restated Dell Computer Corporation 1998 Broad-Based Stock Option Plan (incorporated by reference to Exhibit 99 of Dell's Registration Statement on Form S-8 filed October 31, 2000, Registration No. 333-49016) |
| 10.3* | — | Dell Computer Corporation 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2002, Commission File No. 0-17017) |
| 10.4* | — | Dell Inc. Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Appendix A of Dell's 2007 proxy statement filed October 31, 2007, Commission File No. 0-17017) |
| 10.5* | — | Amended and Restated Dell Inc. Deferred Compensation Plan effective as of January 1, 2005 (incorporated by reference to Exhibit 10.7 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.6* | — | Amended and Restated Dell Inc. Deferred Compensation Plan for Non-Employee Directors effective as of January 1, 2005 (incorporated by reference to Exhibit 10.8 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.7* | — | Executive Annual Incentive Bonus Plan (incorporated by reference to Appendix A of Dell's 2008 proxy statement filed June 2, 2008, Commission File No. 0-17017) |
| 10.8* | — | Form of Restricted Stock Agreement for Non-Employee Directors under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed July 27, 2006, Commission File No. 0-17017) |
| 10.9* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed July 27, 2006, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 10.10* | — | Form of Stock Unit Agreement for grant to Donald J. Carty under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed December 20, 2006, Commission File No. 0-17017) |
| 10.11* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2007, Commission File No. 0-17017) |
| 10.12* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.12 of Dell's Annual Report on Form 10-K for the fiscal year ended January 28, 2011, Commission File No. 0-17017) |
| 10.13* | — | Form of Restricted Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.23 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.14* | — | Form of Restricted Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.15* | — | Form of Restricted Stock Unit Agreement for New Hire Senior Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.16* | — | Form of Performance Based Stock Unit Agreement for employees under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.2 of Dell's Current Report on Form 8-K filed March 14, 2006, Commission File No. 0-17017) |
| 10.17* | — | Form of Performance Based Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.17 of Dell's Annual Report on Form 10-K for the fiscal year ended February 1, 2008, Commission File No. 0-17017) |
| 10.18* | — | Form of Performance Based Stock Unit Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.21 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.19* | — | Form of Performance Based Stock Unit Agreement for Key Vice Presidents under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.1 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.20* | — | Form of Performance Based Stock Unit Agreement for Communications Solutions Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.21* | — | Form of Nonstatutory Stock Option Agreement for Non-Employee Directors under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.3 of Dell's Current Report on Form 8-K filed July 27, 2006, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 10.22* | — | Form of Nonstatutory Stock Option Agreement for grant to Donald J. Carty under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed December 20, 2006, Commission File No. 0-17017) |
| 10.23* | — | Form of Nonstatutory Stock Option Agreement for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended May 4, 2007, Commission File No. 0-17017) |
| 10.24* | — | Form of Nonstatutory Stock Option Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.22 of Dell's Annual Report on Form 10-K for the fiscal year ended January 30, 2009, Commission File No. 0-17017) |
| 10.25* | — | Form of Nonstatutory Stock Option Agreement for Executive Officers under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2010, Commission File No. 0-17017) |
| 10.26* | — | Form of Indemnification Agreement between Dell and each Non-Employee Director of Dell (incorporated by reference to Exhibit 10.11 to Dell's Annual Report on Form 10-K for the fiscal year ended January 31, 2003, Commission File No. 0-17017) |
| 10.27* | — | Form of Indemnification Agreement between Dell and each Executive Officer of Dell (incorporated by reference to Exhibit 10.27 of Dell's Annual Report on Form 10-K for the Fiscal year ended January 28, 2011, Commission File No. 0-17017) |
| 10.28* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement (incorporated by reference to Exhibit 99.3 of Dell's Current Report on Form 8-K filed February 21, 2007, Commission File No. 0-17017) |
| 10.29* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed July 16, 2007, Commission File No. 0-17017) |
| 10.30* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement for Executive Officers (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed September 12, 2007, Commission File No. 0-17017) |
| 10.31* | — | Form of Protection of Sensitive Information, Noncompetition and Nonsolicitation Agreement |
| 10.32* | — | Retention Bonus, Merger and Modification Agreement between Dell and Ronald G. Garriques (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed March 9, 2009, Commission File No. 0-17017) |
| 10.33* | — | Separation Agreement and Release between Ronald G. Garriques and Dell (incorporated by reference to Exhibit 99.1 of Dell's Current Report on Form 8-K filed November 17, 2010, Commission File No. 0-17017) |
| 10.34* | — | Separation Agreement and Release between Dell and Peter Altabef (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed January 13, 2011, Commission File No. 0-17017) |
| 10.35* | — | Dell Inc. 2012 Long-Term Incentive Plan (the "2012 Long-Term Incentive Plan") (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 10.36* | — | Form of Stock Unit Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.2 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.37* | — | Form of Deferred Stock Unit Agreement for Non-Employee Directors under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.3 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.38* | — | Form of Restricted Stock Unit Agreement for Non-Employee Directors under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.4 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.39* | — | Form of Nonstatutory Stock Option Agreement under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.5 of Dell's Current Report on Form 8-K filed July 19, 2012, Commission File No. 0-17017) |
| 10.40* | — | Form No. 1 of Restricted Stock Unit Agreement for New Hire Officers under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.6 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.41* | — | Form No. 2 of Restricted Stock Unit Agreement for New Hire Officers under the 2012 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.7 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.42* | — | Form of Stock Unit Agreement under the Amended and Restated 2002 Long-Term Incentive Plan with Dividend Equivalent Rights (incorporated by reference to Exhibit 10.8 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.43* | — | Amendment to Restricted Stock Unit Agreements for Non-Employee Directors under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.9 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.44* | — | Amendment to Restricted Stock Unit Agreements under the Amended and Restated 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.10 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.45* | — | Amendment to Performance Based Stock Unit Agreements under the 2002 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.11 of Dell's Quarterly Report on Form 10-Q for the fiscal quarter ended August 3, 2012, Commission File No. 0-17017) |
| 10.46 | — | Voting and Support Agreement, dated as of February 5, 2013, by and among the stockholders listed on the signature pages thereto and Dell (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed February 6, 2013, as amended by Current Report on Form 8-K/A filed February 15, 2013, Commission File No. 0-17017) |
| 10.47* | — | Consultancy Agreement among Dell, Stephen F. Schuckenbrock, and Schuckenbrock Consulting, LLC (incorporated by reference to Exhibit 10.1 of Dell's Current Report on Form 8-K filed February 28, 2013, Commission File No. 0-17017) |
| 12.1 | — | Computation of ratio of earnings to fixed charges (incorporated by reference to Exhibit 12.1 of Dell's Annual Report on Form 10-K filed March 12, 2013, Commission File No. 0-17017) |

| Exhibit No. | | Description of Exhibit |
|---|---|---|
| 21 | — | Subsidiaries of Dell (incorporated by reference to Exhibit 21 of Dell's Annual Report on Form 10-K filed March 12, 2013, Commission File No. 0-17017) |
| 23 | — | Consent of PricewaterhouseCoopers LLP (incorporated by reference to Exhibit 23 of Dell's Annual Report on Form 10-K filed March 12, 2013, Commission File No. 0-17017) |
| 31.1 | — | Certification of Michael S. Dell, Chairman and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.1 of Dell's Annual Report on Form 10-K filed March 12, 2013, Commission File No. 0-17017) |
| 31.2 | — | Certification of Brian T. Gladden, Senior Vice President and Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 31.2 of Dell's Annual Report on Form 10-K filed March 12, 2013, Commission File No. 0-17017) |
| 31.3 † | — | Certification of Michael S. Dell, Chairman and Chief Executive Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 31.4 † | — | Certification of Brian T. Gladden, Senior Vice President and Chief Financial Officer, pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 |
| 32.1 | — | Certifications of Michael S. Dell, Chairman and Chief Executive Officer, and Brian T. Gladden, Senior Vice President and Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (incorporated by reference to Exhibit 32.1 of Dell's Annual Report of From 10-K filed March 12, 2013, Commission File No. 0-17017) |
| 101 .INS†† | — | XBRL Instance Document |
| 101 .SCH†† | — | XBRL Taxonomy Extension Schema Document |
| 101 .CAL†† | — | XBRL Taxonomy Extension Calculation Linkbase Document |
| 101 .DEF†† | — | XBRL Taxonomy Extension Definition Linkbase Document |
| 101 .LAB†† | — | XBRL Taxonomy Extension Label Linkbase Document |
| 101 .PRE†† | — | XBRL Taxonomy Extension Presentation Linkbase Document |

*

* Identifies Exhibit that consists of or includes a management contract or compensatory plan or arrangement.
† Filed with this report.
†† Filed as exhibit to Dell's Annual Report on Form 10-K filed March 12, 2013, Commission File No. 0-17017.